UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
9-1-06

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 1-13488

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __X__ No _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Attached hereto is a copy of the 2006 annual report and accounts of British Sky Broadcasting Group plc (the "Company"), which was sent to holders of Ordinary Shares and American Depositary Shares in connection with the annual general meeting of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC

Date: September 12, 2006

By: D. G. Gormley

Dave Gormley
Company Secretary

\\\NY - 095822/000003 - 952645 v1

EXHIBIT INDEX

Exhibit

A. Sky Annual Report 2006

B. Sky Annual Review 2006

Sky Annual Report 2000

British Sky Broadcasting Group plc


SKY SPORTS
SKY movies

TABLE OF CONTENTS

Chairman's Statement	
REVIEW OF THE BUSINESS	
Chief Executive's Statement	
The business, its objectives and its strategy	
Corporate responsibility	2
People	2
Risk factors	2
Government regulation	2
FINANCIAL REVIEW	
Introduction	3
Financial and operating review	3
Property	4
REPORT OF THE DIRECTORS	
Board of Directors and senior management	5
Directors' report	5
Corporate governance report	5
Report on Directors' remuneration	6
FINANCIAL STATEMENTS	
Statement of Directors' responsibilities	7
Auditors' report	7
Consolidated financial statements	7
Group financial record	15
SHAREHOLDER INFORMATION	16
GLOSSARY OF TERMS	17
FORM 20-F CROSS REFERENCE GUIDE	17

This constitutes the Annual Report of British Sky Broadcasting Group plc (the "Company") in accordance with International Financial Reporting Standards ("IFRS") and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS and is dated 27 July 2006. This document also contains information set out within the Company's Annual Report to be filed on Form 20-F in accordance with the requirements of the United States ("US") Securities and Exchange Commission ("the SEC"). However, this information may be updated or supplemented at the time of filing of that document with the SEC or later amended if necessary.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenues, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom ("UK") and Republic of Ireland ("Ireland").

Information on some of the risks and uncertainties associated with our business are described in "Review of the Business – Risk Factors" in this document. All forward-looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The story of Sky's continued success comes down to a single factor. Rather than simply ensuring that the company keeps pace with the tremendou changes that are occurring in broadcasting and communications, we act as a facilitator of these changes. It was what launched Sky on the path t growth in 1989 and our strategic moves over the past 12 months ensure we will continue to maintain a strong position in the marketplace and mee the needs of an increasingly demanding audience.

In the past year we took a series of important steps that will allow us to grow into new segments of the market and add value to the offering ou subscribers receive: we launched Europe's first national high-definition broadcast service, completed preparations for the roll-out of residenti broadband services and the upgrade of our customer management systems.

The high definition television service, Sky HD, ranks as perhaps the most significant development in television since the launch of colour in th 1960s, delivering as it does pictures four times as vivid as conventional broadcasts. The HD offering, which involves the purchase of a Sky HD box, high definition-compatible TV and HD channels, is being rapidly embraced by consumers.

This year we also moved beyond the broadcast stream. A package of live channels can now be watched by consumers on the move via their mobil phone. Sky by broadband enables premium customers to download sports and movies to their PCs at no extra cost. A quarter of a million customer have signed up for the service so far. At the same time we completed the acquisition of the broadband provider Easynet that will lead to the eventu integration of broadband into the core customer offering. By the end of 2007, we expect that Easynet's unbundled local loop service will hav coverage of around 70% of UK homes.

We also successfully completed the implementation of new customer management systems to help us serve subscribers better and enable the grou to improve sales, increase customer satisfaction, reduce churn and bring to market new products and services with greater speed and effectiveness

Customers continue to be attracted to packages offering the widest range of viewing choice available. The total number of subscribers in the UK an Ireland grew 5% to 8.2 million, representing approximately one in three homes in the UK and Ireland. One in five of our customers also takes one c our additional services such as Sky Multiroom or Sky+. The growth in Sky+ has been a stand-out achievement of the year with 75% growth to presence in more than one and a half million homes.

In summary, the robustness of our current offering and the addition of new and innovative services that give consumers greater control of th viewing experience pave the way for Sky's continued success.

Having served on the Board of Directors for over 14 years, Lord St John of Fawsley has decided not to seek re-election at this year's AGM and wi retire from the Board. I would like to thank Lord St John for his contribution to the Board over many years. He will, however, still be connected wit Sky in his new role of Chairman of the Artsworld Channel, building on his extensive experience as a patron of the arts.

Finally, I want to thank all my colleagues at Sky – including those who have recently joined the Group from Easynet – for their hard work an dedication and for ensuring that Sky grasps the opportunities that social and technological trends present to ensure we remain leaders in the field of entertainment, information and communication.

Rupert Murdoch
Chairman

27 July 2006

CHIEF EXECUTIVE'S STATEMENT

This has been a year of significant changes – not just for Sky, but for the entire industry. Throughout the year, our focus has been on setting the pace of change, and re-affirming our appetite to continue doing so.

The development and launch of new products and services that are more flexible and of higher quality and value has been at the centre of this.

Our new High Definition Television service is one example. It represents the biggest revolution in TV picture quality in decades, and once again Sky is leading the field by being the first company to be able to offer the service nationally, across the widest range of HD channels, ranging from Sky Sports to Artsworld. And despite an early hiccup with one of our suppliers, the vast majority of our very first HD customers were able to enjoy the World Cup in glorious HD and Dolby 5.1 sound – and they loved it.

The acquisition of Easynet, completed in March, is another example of our commitment to innovation for our customers. It has prepared the way for Sky's new generation of broadband services. This is in addition to the already industry-leading technology that includes the much-loved Sky+ and, more recently, Sky by mobile.

With Sky Broadband we've designed an incredible product which both rewards our loyal customers with a quality service offering simplicity, flexibility, quality, and great value, and opens up new and substantial growth opportunities for the Company and all our shareholders. With special features like free wireless access, security, parental controls and an optional professional home installation across all packages, we're confident that Sky Broadband will be a simple choice for millions of our customers – creating a new dimension to our business whose potential we are only beginning to see.

Each of Sky's offerings sits at the top of the industry in terms of choice, quality and delivery. In every case, signs indicate that consumers are eager to take advantage of new services, allowing us to capitalise on our capabilities and deliver an unparalleled entertainment and communications proposition.

This year we also completed the implementation of our new customer management system. Our levels of customer service have always led the industry, and it has proven to be a key differentiator. By raising this bar even higher, we increase our competitive advantage – and we can bring new technology to the market faster, improve sales, provide better service for our existing customers, and increase the efficiency of our marketing. These and other customer-facing initiatives are vital to Sky's health and competitiveness.

All of the backstage activity that goes on at Sky will only be effective if we continue to invest in the reason that people subscribe to Sky – an extraordinary package of onscreen content. This year we forged new deals with partners ranging from Disney to the England and Wales Cricket Board. Our partnership with Disney means we can now offer more family entertainment to Sky customers, while the advent of legal movie downloads means our range and accessibility grows every day.

We also became reacquainted with some old friends – notably the FA Premier League and UEFA, with whom we have negotiated to continue two of the successful partnerships that have made Sky Sports the home of football.

These are just a few examples of the enormous activity and enterprise that Sky people invest every day into making what goes on screen for our customers the absolute best in its class.

We were busy on other fronts, too. This year we announced that, through the measurement, reduction, and offsetting of our carbon dioxide emissions, we have achieved carbon neutral status. It is the first commitment of this kind by a major media company anywhere. Caring about what our customers care about is at the centre of our community activity, and I am personally proud to be able to take such a firm stand on this issue, which is so important to all our people at Sky, and is a growing and important issue for our customers and their families.

The combination of technology, entertainment, and the continuing dedication of our workforce has improved customer growth, turnover, and earnings. We are healthy, strong and hungry and I look forward to the coming year and all of the opportunity it holds.

Thank you for your involvement.

James Murdoch
Chief Executive Officer

Introduction

British Sky Broadcasting Group plc and its subsidiaries operate the leading pay television broadcast service in the UK and Ireland. We acqui programming to broadcast on our own channels and supply certain of those channels to cable operators for them to retransmit to their subscribe in the UK and Ireland. We retail channels (both our own and third parties) to DTH subscribers and to a limited number of DSL subscribers (referenc in this Annual Report to "DTH subscribers" includes DSL subscribers). We also make three of our channels available via the UK free-to-air DT platform, which markets itself under the brand "Freeview".

At 30 June 2006, there were 8,176,000 DTH subscribers to our television service, and 3,898,000 subscribers of the cable operators to whom w supply certain of our channels, in the UK and Ireland. According to estimates of Broadcasters Audience Research Board ("BARB"), as at 30 Jur 2006, there were 7,326,000 homes in the UK receiving certain of our channels via DTT. Our total revenues in fiscal 2006 were £4,148 million (200 £3,842 million), as set out in the table below.

For the year to 30 June	2006 £m	2005 £m
DTH subscribers	3,154	2,968
Cable subscribers	224	219
Advertising	342	329
Sky Bet	37	32
Sky Active	91	92
Other	300	202
Total Revenues	4,148	3,842

We operate principally within the UK and Ireland, with activities conducted principally from the UK. Our turnover principally arises from service provided to retail and wholesale customers within the UK, with the exception of £222 million (2005: £171 million) which arises from service provided to customers in other European countries.

Our fiscal years end on the Sunday nearest to 30 June in each year. We publish our financial statements in British pounds sterling. References to "U dollars", "dollars", "US$", "$" and "¢" are to the currency of the United States ("US"), references to "Euro" and "€" are to the currency of th European Community, and references to "pounds sterling", "£", "pence" and "p" are to the currency of the UK. For information with respect t exchange rates, see "Shareholder Information – Exchange Rates".

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards. These differ in certain significar respects from accounting principles generally accepted in the US. A discussion of the principal differences between IFRS and US GAAP is contained i note 32 to the consolidated financial statements.

Certain terms used herein are defined in the glossary which appears at the end of this Annual Report.

The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated i England and Wales on 25 April 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44 2 7705 3000. A list of our significant subsidiaries is set out in note 30 to the consolidated financial statements.

Programming

We provide subscribers with a broad range of programming options. Our programming is an important factor in generating and maintainin subscriptions to our channels. With respect to the channels we own and operate, we incur significant expense to acquire exclusive UK and Irelan television rights to films, exclusive UK and Ireland television rights to broadcast certain sports events live and television rights to other genera entertainment programming. We are dependent upon the licences which grant us these rights as well as our Television Licensable Content Servic licences, telecommunication licences and authorisations. We also produce and commission original entertainment programming and have acquire the rights to market the television services of third parties to DTH subscribers. Currently, we own, operate and distribute 18 Sky Channels via our DTI service (or 31 including multiplex versions of the Sky Channels, but excluding the business channels SkyVenue and the Pub Channel). A "multiplex" of a channel is generally either a time-shifted version of that channel, or a version that has predominantly the same theme or content as the primar channel, but where the content is transmitted at different times. We also simulcast some of our Channels or programming from some of ou Channels in high definition. A simulcast channel is a simultaneous transmission of programmes on other channels. We currently retail to our DTI subscribers 129 Sky Distributed Channels (including multiplex versions of certain channels). We do not own the Sky Distributed Channels, althougl we have an equity interest in certain of them. In addition to the Sky Distributed Channels, we currently retail to our DTH subscribers the digital audi services Music Choice and Music Choice Extra, certain radio services and the Sky Box Office service (a pay-per-view service offering movies, sportin events and concerts).

he Sky Channels, and their multiplex versions, as at 27 July 2006, were as follows:

Sky Channel	Multiplex/Multiplexes	Simulcasts	Channel Genre
Sky Movies 1	Sky Movies 3, Sky Movies 5, Sky Movies 7, Sky Movies 9	Sky Movies 9 HD	Movies
Sky Movies 2	Sky Movies 4, Sky Movies 6, Sky Movies 8, Sky Movies 10	Sky Movies 10 HD	Movies
Sky Cinema 1	Sky Cinema 2		Movies
Sky Sports 1		Sky Sports HD (of programming from Sky Sports 1 or Sky Sports 2)	Sports
Sky Sports 2			Sports
Sky Sports 3			Sports
Sky Sports Xtra			Sports
Sky One	Sky Two, Sky Three	Sky One HD	Entertainment
Sky Vegas 845			Interactive entertainment
Sky Vegas 846			Interactive entertainment
Artsworld		Artsworld HD	Entertainment
Sky News			News
Sky Sports News			Sports News
Sky Travel	Sky Travel+1, Sky Travel Extra		Entertainment
Sky Travel Shop			Shopping
Flaunt			Music
Bliss			Music
Scuzz			Music

We retail "packages" of channels to our DTH subscribers. These are combinations of channels at varying prices. Various combinations of the Sky Basic Channels and the Sky Distributed Channels (other than the Premium Sky Distributed Channels) are available as basic tiers of programming, which since 1 September 2005 range from 21 to 89 television channels (as well as certain music audio and radio services). These basic packages are collectively called the "Basic Packages".

We introduced a new style of packaging for new DTH subscribers from 1 September 2005. The majority of existing DTH subscribers at that date were on equivalent packages, and have had their packages renamed to match the new style packaging. It is intended that the remaining DTH subscribers, who were not on equivalent packages, will be transferred across to the new packaging in the near future. The new packaging offers subscribers a choice of up to six "mixes" of both Sky Basic Channels and Sky Distributed Channels, each mix representing a genre of interest, to which subscribers have the option to add a combination of one or more Sky Premium Channels, and one or more Premium Sky Distributed Channels.

Prior to 1 September 2005, our DTH subscribers subscribed to one of a number of stand alone Basic Packages, to which they could have added, if they chose, one or more of the Sky Premium Channel Packages, and one or more of the Premium Sky Distributed Channels.

We also offer Sky Box Office to all our DTH subscribers. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News), Sky Box Office, Music Choice and Music Choice Extra and the Sky Distributed Channels are encrypted in order to limit access to paying subscribers only.

ntl:Telewest (the entity formed by the merger of ntl Group Limited ("ntl") and Telewest Communications Plc ("Telewest")) currently carries versions of all of the Sky Premium Channels (including multiplex channels) and our PremPlus pay-per-view service (see description in "Pay-Per-View" below) on its digital networks (see "Distribution – Cable Distribution" below for details and for details of the merger between ntl and Telewest).

We also broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Three, unencrypted free-to-air via DTT in the UK as part of the Freeview offering (see "Distribution – DTT Distribution" below).

In October 2005, we launched Sky Three on our DTH service which replaced Sky Travel on DTT. Sky Travel continues to be available to our DTH subscribers and on ntl's digital network. Simultaneously with the launch of Sky Three, we renamed Sky Mix as Sky Two.

In May 2006, we launched our High Definition Television ("HDTV") service. The initial Sky HD channel line up consists of: Sky Sports HD (currently a simulcast of programmes from Sky Sports 1 or Sky Sports 2), Sky Movies 9 HD and Sky Movies 10 HD (and two Sky Box Office HD channels), Sky One HD, Artsworld HD, Discovery HD and National Geographic HD.

According to surveys produced by BARB, as of 30 June 2006, an estimated 32% of the estimated 25.2 million television homes in the UK we equipped with digital satellite reception equipment; 14% subscribed to a cable television or SMATV package (single mast antenna television which primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes televisic signals to individual units in the building by cable); and 29% had digital terrestrial television. The percentage figures given for each means delivery include homes which receive television services via more than one of such delivery means. According to BARB estimates, during tł 52 weeks ended 30 June 2006, the Sky Channels accounted for an estimated 21% of viewing of all satellite and cable channels (excluding BBC BBC2, ITV1, Channel 4 (and S4C, not Channel 4, in Wales only) and five (collectively the "traditionally analogue terrestrial channels")) in homes th are able to receive those channels in the UK ("Multi-Channel Homes") (or an overall 9% viewing share of all channels (including the traditional analogue terrestrial channels) available within Multi-Channel Homes during the same period). The Sky Distributed Channels accounted for tł majority of the balance of viewing of satellite and cable channels in such homes.

For the 52 weeks ended 30 June 2006, BARB estimates that 51% of all viewing in UK homes with digital satellite reception equipment ("digit satellite homes") was of channels available via the satellite platform other than the traditionally analogue terrestrial channels. BARB estimates tha in the same period, Sky Channels accounted for 26% of multi-channel viewing (i.e. viewing of all channels excluding the traditionally analogu terrestrial channels) in UK digital satellite homes, with an overall 13% viewing share across all channels available (including the traditional analogue terrestrial channels) within UK digital satellite homes.

We hold equity interests in ventures that own 15 (not including time-shifted multiplex versions) of the Sky Distributed Channels (including certai Premium Sky Distributed Channels) which are operated and distributed in the UK, Ireland and the Channel Islands, namely Attheraces, Nickelodeoı Nick Jr., Nick Jr. 2, Nicktoons TV, National Geographic Channel, National Geographic HD, Adventure One, Chelsea TV, MUTV, Paramount Comed Paramount Comedy 2, The History Channel, the Biography Channel, and Crime and Investigation Network. We also have a 33.33% equity interest i the venture operating the Sky News Australia Channel, which is based in Australia. In September 2005, we disposed of our 35.8% equity interest i the UK listed company which operates the audio services, Music Choice and Music Choice Extra.

Premium Channels

Sky Premium Channels

Sky Movies 1, Sky Movies 2, Sky Cinema 1 and Sky Movies HD

Sky Movies 1 and Sky Movies 2 operate 24-hours per day, seven days a week and principally show the output of recent release movies, made-foı television movies and certain library movies (in respect of which we are typically granted exclusive UK and Ireland rights to broadcast during th relevant pay television window) by major Hollywood and independent US and European licensors. There are four Sky Movies 1 multiplexes (se "Programming" above) which are provided free to DTH and digital cable subscribers who subscribe to Sky Movies 1, and four Sky Movies multiplexes (see "Programming" above) which are provided free to DTH and digital cable subscribers who subscribe to Sky Movies 2.

Sky Cinema 1 operates 24-hours per day, seven days a week and primarily features library or classic films. It is available free to DTH and cabl subscribers who subscribe to both of our Sky Movies channels. There is one Sky Cinema multiplex, Sky Cinema 2, which is available free to DTH an digital cable subscribers who receive Sky Cinema 1.

There are two Sky Movies HD channels dedicated to movies broadcast in high definition: Sky Movies 9 HD and Sky Movies 10 HD. Sky Movies 9 HD i available to subscribers to our HD service who also subscribe to Sky Movies 1, and Sky Movies 10 HD is available to subscribers to our HD service wh also subscribe to Sky Movies 2. Sky Movies 9 HD and Sky Movies 10 HD are a simulcast of Sky Movies 9 and Sky Movies 10 respectively.

As of 30 June 2006, there were approximately 5 million UK and Irish DTH and cable subscribers to either Sky Movies 1 or Sky Movies 2 and over 97% of movie subscribers subscribed to both Sky Movies 1 and Sky Movies 2.

Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra and Sky Sports HD

Sky Sports 1 and Sky Sports 2 each provide, on average, 22 hours or more of sports programming per day, including live coverage of certain popula sports events. As at 30 June 2006, there were approximately 5.8 million UK and Ireland DTH and cable subscribers to either Sky Sports 1 or Sk Sports 2 and over 98% of these sports subscribers subscribed to both Sky Sports 1 and Sky Sports 2.

Sky Sports 3 currently offers, on average, 18 hours of sports programming each day. It is available free to DTH and cable subscribers who subscrib to either Sky Sports 1 or Sky Sports 2.

Sky Sports Xtra is available as a stand alone premium channel as well as being provided free as an additional channel to DTH and digital cabl subscribers to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra currently offers, on average, 16 hours of sports programming per day.

Sky Sports HD is available to subscribers to our HD service who subscribe to Sky Sports 1 and Sky Sports 2. Sky Sports HD is currently a simulcast c programming broadcast on Sky Sports 1 or Sky Sports 2. Sky Sports HD currently offers live coverage of England's home test matches, one da internationals, and county matches in cricket. We intend to launch a second HD Channel for sport during fiscal 2007 which will provide simulcasts c dditional programming from Sky Sports 1 and Sky Sports 2. From the start of the 2006/07 season, we intend to carry HD coverage of Barclays 'remiership Football, Coca-Cola Football league, Carling Cup and some international games, and coverage of matches from rugby union's Guinness 'remiership and the Heineken Cup final. We also intend to carry HD coverage of the Ryder Cup in Ireland in September 2006.

)ur programming rights for the Sky Sports channels include exclusive live rights to broadcast, in the UK and Ireland, a number of football, rugby, ricket, motor sport, golf and boxing events. In addition, we purchase rights to broadcast a wide range of additional sports programming on both an d hoc and longer term basis.

n fiscal 2004, the Group successfully bid for all four packages of exclusive live UK television rights to Football Association Premier League ("FAPL") ootball, two "near live" packages of delayed UK rights (television and internet respectively) to FAPL football, four of the five packages of live elevision rights for broadcast in Ireland and two "near live" packages of delayed rights (television and internet respectively) in Ireland from the eginning of the 2004/05 season to the end of the 2006/07 season. See "Government Regulation – Competition (Anti-Trust) Law – European Union Regime – Effect on our Affairs – European Commission Investigation – Football Association Premier League Limited" below for details of the uropean Commission investigation in relation to the sale of FAPL football broadcast rights.

n May 2006, the Group successfully bid for four of the six available packages (each of 23 games) of exclusive live UK audio visual rights to FAPL ootball, and four of the seven packages of live audio visual rights for broadcast in Ireland, from the beginning of the 2007/08 season to the end of he 2009/10 season. In addition, the Group has been awarded "near live long form" rights to 242 games per season of FAPL football in both the UK nd Ireland (in the case of the UK, in a joint bid with British Telecommunications plc ("BT")) from the beginning of the 2007/08 season to the end of he 2009/10 season. In July 2006, the Group was also awarded mobile clips rights to FAPL football for the 2007/08 to 2009/10 seasons in both the IK and Ireland. The bid for mobile clips rights in the UK was made in partnership with News Group Newspapers.

he Group has obtained broadcast rights to sporting events including (i) exclusive live rights to England's primary domestic cricket matches and all of ngland's home test matches and one day internationals for the 2006 to 2009 domestic cricket seasons; (ii) exclusive live rights to Football League natches and the Carling Cup for the 2006/07 to 2008/09 domestic football seasons; (iii) a number of rugby union matches including autumn nternational matches, Guinness Premiership matches, England A Team matches from the 2005/06 to 2009/10 seasons and Heineken Cup matches rom 2006/07 to 2009/10; and (iv) broadcast rights to the UEFA Champions League for a further three seasons from the 2006/07 season.

ince July 2005, the Group has obtained broadcasting rights to a number of sporting events including (i) exclusive rights to Horse of the Year Show rom 2005 to 2007, (ii) Hickstead Royal International Horse Show from 2005 to 2007; (iii) exclusively live rights in English for the International ricket Tours of India from 2006 to 2010; (iv) exclusively live rights for the Cricket World Cup 2007 and ICC Champions Trophy; (v) exclusive rights to ll tri-nations rugby union matches between Australia, New Zealand and South Africa, plus all summer tours to these three countries made by ngland, Scotland, Wales and Ireland and exclusive rights to domestic competitions in those territories, including the Super 14 Tournament and urrie Cup; and (vi) exclusively live rights to the Heineken Cup and the Challenge Cup for the 2006/07 to 2009/10 seasons.

remium Sky Distributed Channels

isney Cinemagic

Inder an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute, via DTH in the UK and Ireland, Disney inemagic and its multiplex channel, as bonus channels to those of our DTH subscribers receiving both of our Sky Movies channels, and to other DTH ubscribers as a stand alone premium channel.

helsea TV

helsea Digital Media Limited (a company in which we own a 35% equity interest), operates a digital subscription pay television channel dedicated to howing certain programming relating to Chelsea Football Club ("Chelsea TV"). We offer Chelsea TV to our DTH subscribers solely as a stand alone remium channel.

MUTV

We are party to a joint venture, MUTV Limited, with Manchester United PLC and Granada Media Group Ltd (each party owning a 33.33% equity nterest in MUTV Limited) which operates a digital subscription pay television channel dedicated to showing certain programming relating to Manchester United Football Club ("MUTV"). We offer MUTV to our DTH subscribers solely as a stand alone premium channel and also act as agent for he distribution of the channel to cable operators in the UK and Ireland.

Music Choice Extra

n addition to Music Choice, which is included in certain of our Basic Packages (see "Basic Channels – Basic Sky Distributed Channels" below), we offer Music Choice Extra, which consists of 30 digital audio channels, to our DTH subscribers solely as a stand alone premium channel.

Basic Channels

Sky Basic Channels

Sky One is the general entertainment flagship channel of the Sky Channels. It is targeted primarily at a 16-44 age group audience and includes firs run US entertainment programmes and UK-commissioned factual and drama series and is broadcast on a 24-hour per day basis. According to BAI surveys, during the 52 weeks ended 30 June 2006, Sky One was viewed by approximately 46% of individuals in all UK television homes. Sky Tv (formerly Sky Mix until renamed in October 2005) is a multiplex version of Sky One. Sky Three was launched in October 2005. Sky Three includes mixed schedule of programming from Sky One's library as well as original lifestyle commissions and travel documentaries from Sky Travel. Sky One simulcast in HD, available to all subscribers to our HD service and includes a range of Sky One programmes in high definition.

Sky News provides national and international news to viewers in the UK, Ireland and across the globe. The channel is broadcast unencrypted on Ast satellites (see "Satellites" below), and distributed to viewers via cable and satellite networks in Europe, Africa, the Middle East and Asia. It is al shown on cable networks in the UK and Ireland and on DTT as part of the Freeview offering in the UK.

Sky Sports News provides 24-hour national and international sports news coverage. It is currently available to our DTH subscribers, to subscribers ntl:Telewest's digital cable television services, subscribers to certain other smaller cable operators and in the UK on DTT as part of the Freevie offering.

Sky Travel is a travel entertainment and retail business incorporating four travel channels and a web-site. The primary channel, Sky Trave broadcasts travel entertainment and teleshopping programming and is currently available to our DTH subscribers, and on ntl's digital cable televisic services. Sky Travel programming also features on Sky Three, which broadcasts on DTH and on DTT as part of the Freeview offering. Sky Travel Ext is a multiplex of Sky Travel and is available on DTH and ntl's digital cable television services. Sky Travel +1 was launched in November 2004 as multiplex of Sky Travel and is available on DTH. Viewers of the teleshopping programming on Sky Travel Shop on DTH and users of the skytravel.co.u website are able to purchase a wide range of flights, hotels and holiday packages by the telephone or internet.

Flaunt, Bliss (formerly The Amp) and Scuzz are music channels currently available to our DTH subscribers and to subscribers to ntl's digital cab television services.

In March 2004, we launched Sky Vegas Live, an interactive entertainment and gambling channel. We have renamed Sky Vegas Live as Sky Vegas 84 and launched Sky Vegas 846. Both channels currently broadcast on a 24 hour per day basis and are currently available to our DTH subscribers.

Artsworld broadcasts arts oriented programming, including classical music, opera and dance. It is currently available to our DTH subscribers as pa of certain Basic Packages. Artsworld is simulcast in HD, available to all subscribers to our HD service.

Basic Sky Distributed Channels

Our agreements with the owners of the Sky Distributed Channels typically grant us the exclusive right to offer these channels to residential DT subscribers in the UK and Ireland.

We currently act as an agent for The History Channel, the Biography Channel and MUTV for the sale of these channels and their multiplexes (wher they exist) to cable operators in the UK and Ireland. We also have the exclusive rights to distribute, via DTH in the UK and Ireland, the Disney Channe its multiplex and Playhouse Disney. The owners of the Sky Distributed Channels generally sell their own advertising time on their channels, althoug we act as an advertising sales agent for certain of these channels (see "Advertising" below).

We offer Music Choice, a 24-hour digital audio service consisting of ten digital audio channels, to DTH subscribers. This is included in some of ou Basic Packages.

Pay-Per-View

Our Sky Box Office service currently offers our DTH subscribers over 50 screens of television premieres of movies and occasional live sports and othe special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from Hollywood and independent distributors, which enabl us to show their movies on Sky Box Office. Sky Box Office HD offers at least 10 movies each week in high definition on a pay-per-view basis. We als offer seven screens of adult movies, between 10.00 pm and 6.00 am, to our DTH subscribers via our "18 Plus Movies" service.

Following our purchase of exclusive rights to all of the four live television packages of FAPL football (for the seasons 2004/05 to 2006/07 inclusive 50 additional live matches (over and above those matches broadcast on our Sky Sports channels) have been and are available on a pay-per-view basis via our "PremPlus" service for the same seasons. We also wholesale PremPlus to ntl:Telewest, ntl Ireland, Chorus Communications ("Chorus" and Video Networks Limited ("VNL"), as well as a number of smaller cable operators, for them to distribute to subscribers to their respectiv networks. Following the end of the 2006/07 season, we intend to broadcast all of the live matches for which we have the rights on our Sky Sport channels, and, to cease offering the "PremPlus" service.

We also retail to our DTH subscribers eleven third-party adult services on a pay-per-night basis.

istribution

'e distribute our programming services directly to DTH subscribers through the packages described above. Cable subscribers, by contrast, contract 'ith cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us, which they combine with other channels from ıird parties and distribute to their subscribers. DTT viewers must have either an integrated digital television set or an appropriate set-top box (see Competition – Digital Terrestrial Television – Top Up TV" below).

As at 30 June (In thousands)(1)	2006	2005
Distribution of Sky Channels		
DTH homes	**8,176**	7,787
Cable homes	**3,898**	3,872
Total Sky pay homes	**12,074**	11,659
DTT homes(2)	**7,326**	4,940

1) Each of the above figures includes homes that receive Sky Channels via more than one means of distribution.

?) The number in respect of DTT homes consists of BARB's estimate of the number of homes in the UK with access to Freeview services some of which will subscribe to Top Up TV.

'TH Distribution

'uring fiscal 2006, there were 1,275,000 new subscribers to Sky digital, whilst DTH churn in that same period was 886,000 subscribers, resulting in net 389,000 increase in our DTH subscriber base for the fiscal year. DTH churn in total was 11.1% in fiscal 2006 (2005: 10.3%). We define DTH hurn as the number of DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate heir subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). In fiscal '006, we derived £3,154 million (76%) of our revenues from DTH subscription revenues (2005: £2,968 million).

\s at 30 June 2006, we had a total of 8,176,000 DTH subscribers, with over 45% of subscribers taking the Sky World with Family Pack package (the hannel package option containing all of the Sky Premium Channels and the largest number of Sky Basic Channels and Sky Distributed Channels).

he price (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our post 1 September 2005 basic package ontaining the largest number of basic channels (known as the "Entertainment Pack") is currently £21 and €30.50 per month respectively. The range ıf prices (inclusive of VAT, where applicable) to a DTH subscriber in the UK and Ireland of taking the Entertainment Pack with Sky Premium Channels which varies depending upon the number of Sky Premium Channels taken) is currently £32 to £42.50, and €46.50 to €64.50 respectively.

he prices (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our pre 1 September 2005 basic package ontaining the largest number of basic channels (known as the "Family Pack") are currently £21 and €30.50 respectively (having ranged between 18.50 and £21, and €26.99 and €30.50, respectively, since the beginning of fiscal 2004). The range of prices (inclusive of VAT, where applicable) to DTH subscriber of taking Sky Premium Channels with the Family Pack (which varies depending upon the number of Sky Premium Channels taken) in he UK and Ireland are currently £30 – £42.50, and €44.50 – €64.50, respectively (having increased in stages from £27 – £38, and €42 – €60, espectively at the beginning of fiscal 2004).

'Ve also offer a number of our services to commercial DTH subscribers in the UK and Ireland under a range of contracts. The types of contract, and he channels, which are available to any particular commercial subscriber depend primarily upon the type of business premises within which they vish to show our services. Our commercial DTH subscribers include offices, retail outlets, hotels, pubs and clubs. Commercial DTH subscribers also nclude those commercial subscribers that operate a SMATV system (for example in a hotel or office), who are considered as being one commercial)TH subscriber, rather than a number of cable subscribers equal to the number of individual units to which the television signal is distributed. As at ;0 June 2006, there were approximately 47,000 subscribers to our commercial DTH services in the UK and Ireland (including approximately 5,000 ommercial DTH subscribers operating a SMATV system).

he majority of our UK DTH commercial customers are subscribers under our pubs and clubs subscription agreement. Under that agreement, the ubscription prices range from £66 to £2,210 per month (exclusive of VAT). In Ireland, prices to pubs and clubs subscribers range from €209 to :474 per month (exclusive of VAT). We have recently launched Sky+ and Sky HD subscription services to our commercial subscribers.

)igital Satellite Reception Equipment

JK

n order to receive our DTH service, subscribers are required to have a digital satellite system which includes a satellite dish and LNB (low noise block onverter), a digibox and a remote control. We have worked with a number of manufacturers and continue to work closely with selected manufacturers to develop digital satellite digiboxes based upon our specifications. Since 1999, we have generally offered free digital satelli systems without a requirement to subscribe to one of our services.

Standard installation for all DTH subscribers, during fiscal 2006 was, and is currently, free, whereas non-subscribers to our services taking up tl free digibox offer (which is different to purchasing our freesat proposition, see "Distribution – Free-to-view Satellite Proposition" below) durii fiscal 2006 were, and currently are, charged £120.

The services received by a non-subscriber taking up the free digibox offer depend upon the number of unencrypted services and free encrypte services available on the Astra satellite system, and also on whether they receive encrypted channels from third party broadcasters on a subscriptic or pay-per-view basis.

We also offer our subscribers and non-subscribers the opportunity to purchase up to seven extra digiboxes or three Sky+ digiboxes for use at tl same residence as their original digibox, which enables them to watch different satellite programmes in different rooms at the same time using ju one satellite dish (known as "Multiroom"). As well as the cost of the extra digibox (which is currently £49 for a digibox and £89 for a Sky+ digibo› a monthly subscription charge of £10 is also payable by the subscriber for each additional digibox purchased. Standard installation of the addition boxes has been free since 24 September 2004 (having been £60 from 1 July 2004 until that date). With each additiona subscription the subscriber able to obtain all the channels included in his or her subscription package for the original digibox on one extra digibox.

During fiscal 2006, we have continued to offer Sky+, a digibox that we have developed which contains two satellite tuners and an integrate personal television recorder allowing programming to be recorded directly on to a hard-disk contained within the digibox. This enables DT subscribers to watch one live satellite programme (or a previously recorded programme) while simultaneously recording another or to simultan ously record two programmes, to pause or rewind live television and to record automatically some series of programmes. Subscribers pay a one-c fee for the Sky+ digibox, currently ranging from £89 to £199 (depending on the promotional offers that we frequently run). Standard installation f the Sky+ digibox during fiscal 2006 was free for new subscribers and subscribers upgrading to Sky+ and taking a multiroom subscription, £60 f existing subscribers upgrading to Sky+ without taking multiroom subscription, and £120 for non-subscribers. From 1 July 2006, both new ar existing subscribers pay £60 for standard Sky+ installation. Subscribers also pay a monthly subscription fee to use the Sky+ recording feature however, if a subscriber subscribes to two or more Sky Premium Channels, no additional monthly subscription fee is charged.

In May 2006, we launched our HDTV service. A television programme shown in high definition ("HD") has approximately four times as much pictu information shown on the screen as programmes shown in standard definition. This service is available to customers who take a HD digibox (a ne version of the Sky+ digibox), a HD subscription and the relevant Sky digital subscription. This HD digibox is capable of decoding and showing bo standard definition channels and channels in the HDTV format, as well as having standard Sky+ features and providing access to our existing service Subscribers pay a one off fee of £299 for the HD digibox (provided they also take a Sky+ subscription, otherwise the cost is £399) and a month subscription fee of £10 for the HD service (in addition to the subscription fee for the package of channels taken and the subscription fee applicable) to use the Sky+ recording features).

Both digital satellite reception equipment and subscriptions to our DTH services are offered by us directly and through a variety of retailers. We al provide installation and equipment repair services. In fiscal 2006, 1.0 million digital satellite reception systems were installed in the UK by or c behalf of one of our subsidiaries (2005: 1.0 million; 2004: 0.8 million).

We have built digital transmission and uplink facilities and have developed (in conjunction with others on a commissioned or licensed basis) a digit conditional access system, customer management systems, EPG and navigation technology, as well as applications and online return pa infrastructure to permit us to offer interactive television services.

Ireland

In Ireland, both satellite equipment and subscriptions to our DTH services are offered directly by us and through a large number of Irish retailer Some of the channels offered in Ireland differ from those offered in the UK.

At 30 June 2006, there were approximately 427,000 DTH subscribers to our services in Ireland (2005: 363,000).

Sky Active

Our DTH service allows a broadcaster, such as ourselves, to develop and offer its viewers enhanced and interactive services. We offer enhance broadcast applications behind a number of Sky Channels, including Sky Movies Active (behind our movie channels), Sky Sports Active (behind ou sports channels), Sky News Active (behind Sky News) and the interactive betting service available behind Sky Vegas 845 and Sky Vegas 846. We, an other broadcasters, are enhancing our channels with interactive services which can be accessed whilst the programming on the channel stays i view. In fiscal 2006, we derived £91 million of Sky Active revenues (2005: £92 million).

ve provide an interactive television platform for the development and delivery of interactive services. The platform is also used to deliver the ıteractive services of third parties. We currently own and operate five stand alone interactive portals on our DTH platform (including the main Sky .ctive portal) which provide access to a broad range of interactive services including retail, betting, customer services and games.

ıTH viewers can access these interactive services by means of either stand-alone portals (our Sky Active portal being one of them) or in conjunction ,ith certain broadcast channels. Such interactive services include competitions, voting, messaging services, quizzes, home shopping, games and ɛtting, some of which relate to the programme content being shown on the relevant channel at the time.

ky Active (in common with other stand alone interactive portals) is currently offered free of charge to all DTH viewers and each viewer's telephone ne is the return path for these interactive services via a modem in the digibox. We derive revenues through interactive services principally from 1) premium rate telephone charges in connection with viewers' usage of our services (such as pay-per-play games, voting and entries to quizzes); 2) revenue sharing in e-commerce transactions (e.g. retailing or betting) completed on the platform; (3) advertising; and (4) tenancy and technology :es charged to content providers who offer services by means of the platform, including licences of our Wireless Television Mark-Up Language dapted for television browser technology and backend infrastructure to third party broadcasters on the digital DTH platform. In addition, interactive evenues are earned from the digibox subsidy recovery charges (relating to the Group's subsidy of the cost to customers of our digiboxes) which are ıcluded within the conditional access, access control charges and EPG charges made to customers on our DTH platform.

/e have continued to develop our interactive advertising technology, deploying advertising applications from July 2003 that make use of our ·rowser technology with a view to enabling a wider range of interactive advertising services to be offered. Since our launch of interactive advertising ı April 2000, over 1,000 interactive advertising campaigns have been broadcast by us and others via our DTH platform. In March 2004, we launched he new browser Mini DAL (Dedicated Advertiser Location) template, and to date more than 147 Mini DALs have been broadcast via our DTH platform.

hird party channels (and third party stand alone interactive portals such as PlayJam, Teletext Holidays, Directgov, PlayMonteCarlo & Roulette and :HS Direct Interactive) make use of the interactive potential of the digital DTH platform. Third party broadcasters such as the British Broadcasting .orporation ("BBC"), ITV, Channel 4, five, Flextech, UK TV, Discovery, MTV, Nickelodeon, QVC, Cartoon Network, TV-X and the Disney Channel have ɜunched interactive services on our DTH platform, as have a number of third party providers of stand alone interactive services (which are separate rom those offered in conjunction with any television channel). Third party channels may offer such interactivity in conjunction with Sky Interactive or ırovide their interactive services independently, including making use of competing interactive infrastructures connected to our DTH platform.

ıky Bet

he Group offers a range of betting and gaming services under the "Sky Bet", "Sky Bet Vegas" and "Sky Vegas" brands in relation to which the ıroup acts as a bookmaker. The Sky Bet fixed odds sports betting service is available across multiple platforms, including by means of Sky digiboxes including Sky+ digiboxes), by telephone and on the internet. An on-line casino, licensed in Alderney in the Channel Islands, is offered by us on the nternet. Sky Bet also continues to develop a range of popular fixed odds numbers betting products offered under its UK bookmaker's permit on our ıTH platform, through both the Sky Vegas 24/7 games service and the Sky Vegas 845 and Sky Vegas 846 interactive television channels. In fiscal '006, we derived £37 million of Sky Bet revenues (2005: £32 million). We take active measures to try to ensure that persons resident in the US do ıot participate in our internet gaming and betting services. Such measures include geo-blocking software and credit card checks.

ˀigital Subscriber Line ("DSL") Distribution

ıky By Broadband

ıky By Broadband is a PC-application that provides access to Sky Sports and Sky Movies programming. Available Sky Sports content includes match ıighlights, interviews, programme clips and Sky Sports News bulletins ("Sky Sports Broadband"). The equivalent Sky Movies service ("Sky Movies ɜroadband") is an 'on-demand' service that provides a choice of titles from Hollywood and independent distributors and enables customers to egally download first run, library and made-for-television movies available in the pay tv licence period to a PC registered in the home.

ıTH subscribers who subscribe to Sports Mix (therefore receiving both Sky Sports 1 and Sky Sports 2), and who have broadband internet access, are :ble to access Sky Sports Broadband to their PC for free. DTH subscribers who subscribe to Movies Mix (therefore receiving both Sky Movies 1 and Sky ᐟlovies 2), and who have broadband internet access, are able to access Sky Movies Broadband to their PC for free.

ˈideo Networks Limited ("VNL")

ˈVe began offering subscriptions to certain of the Sky Channels to households connected to VNL's platform in August 2004. VNL distributes pay elevision and broadband access services via a DSL platform that it has established in Greater London, marketed under the brand "Homechoice".

ˈVe have entered into an agreement with VNL which gives us access to VNL's platform to enable us to retail certain of the Sky Premium Channels to ustomers who already subscribe to VNL's services. In addition, VNL provides us with certain customer management, billing and sales agency .ervices in respect of our subscribers receiving Sky Premium Channels via VNL's platform. In return for these services, we pay VNL a fixed monthly ee per subscriber who subscribes to a Sky Premium Channel on the VNL platform (as at April 2006 there were approximately 4,400 subscribers to ıur services on the VNL network).

Easynet

In October 2005, the Group made a recommended cash offer for the entire share capital of Easynet Group plc ("Easynet"). The offer becan unconditional in all respects on 6 January 2006. Easynet was de-listed from the London Stock Exchange in February 2006 and the acquisition Easynet was completed on 10 March 2006.

Founded in 1994, Easynet is a pan-European networking company, providing customers with IP based wide area network solutions. The Easyn network covers eight countries (UK, Spain, France, Germany, the Netherlands, Belgium, Italy and Switzerland) enabling companies to connect the European sites to a high quality, secure and reliable Multi-protocol Label Switching ("MPLS") network. Easynet offers a portfolio of IP servic including national and cross border IP virtual private networks ("VPN"), internet connectivity, carrier services, hosting and co-location in purpo built data centre facilities, and security solutions.

In the UK, Easynet engages in local loop unbundling ("LLU"), placing its equipment in BT exchanges enabling it to offer differentiated services businesses, consumers and wholesale to other providers. As at 30 June 2006, it had 370 exchanges "unbundled" covering 6.7 million homes.

In December 2004, Easynet launched its wholesale LLU offering, LLUStream, making services from its enabled exchanges available to teleco carriers, ISPs and system integrators. In April 2005, UK Online, a subsidiary of Easynet, launched its consumer broadband offering. UK Online, ha approximately 37,000 subscribers at the end of 30 June 2006.

Sky Broadband

In July 2006, we announced the launch of Sky Broadband, our broadband internet access service. The service is available to all of our DT subscribers.

For DTH subscribers covered by our broadband network, three different broadband products are available: Sky Broadband Base; Sky Broadband Mi and Sky Broadband Max. Sky Broadband Base is free (although subscribers have to pay a one off £40 connection fee) to DTH subscribers covered b our broadband network, with download speeds of up to 2Mb/s and 2GB monthly usage. Sky Broadband Mid costs £5 per month (in addition to a or off £20 connection fee) and offers download speeds of up to 8Mb/s and 40GB monthly usage. Sky Broadband Max costs £10 per month (with r connection fee) and offers download speeds of up to 16Mb/s and unlimited monthly usage.

As at 27 July 2006, our broadband network covered approximately 28% of UK households. The network is expanding and we expect that it will cov approximately 70% of all UK households by the end of calendar 2007.

We also offer Sky Broadband Connect to our DTH subscribers who are not covered by our broadband network. Sky Broadband Connect offers a equivalent service to Sky Broadband Mid and costs £17 per month (in addition to a one off £40 connection fee). As our broadband network expand Sky Broadband Connect customers will be offered Sky Broadband Base, Sky Broadband Mid or Sky Broadband Max as their area gets covered.

Mobile Networks

Sky By Mobile and Sky Mobile TV

Sky By Mobile is a mobile phone application that provides access to Sky Sports, Sky News, Sky One and Sky Movies mobile content (alerts, live score news, statistics and video clips). It is available at no extra cost to Sky World, Sky Sports World, and Sky Movies World subscribers and Sky B customers. Customers can also place bets and manage their Sky Bet accounts via Sky By Mobile. The application is available across all mobi networks to customers with a compatible handset with mobile internet access via GPRS or 3G.

In addition, Sky By Mobile customers who have Vodafone 3G, can subscribe to "Sky Mobile TV". Sky Mobile TV offers over 23 channels streame direct to the subscriber's mobile phone, including Sky Sports News, Sky News, Sky One, Sky Movies, MTV, Discovery, National Geographic and other Sky Mobile TV costs subscribers £5 per month and can also be bought from the Vodafone live! 3G portal.

Cable Distribution

United Kingdom

On 3 March 2006, it was announced that Telewest Global, Inc (having been renamed NTL Incorporated) had completed a merger with NT Incorporated (having been renamed NTL Holdings, Inc). It was announced that the combined company, incorporating both ntl and Telewest, the tw major multiple system cable operators responsible for almost all of the UK broadband cable systems, will operate under the name of NT Incorporated. The combined entity is also referred to as ntl:Telewest. On 4 April 2006, ntl:Telewest and the Independent Board of Virgin Mobil Holdings (UK) plc ("Virgin Mobile") announced that they had reached agreement on the terms of a recommended offer to be made by ntl:Telewest t acquire the entire issued and to be issued share capital of Virgin Mobile. On 4 July 2006, it was announced that the acquisition of Virgin Mobile b ntl:Telewest had completed and that ntl:Telewest has also entered into an exclusive licence agreement with Virgin Enterprises Limited for the use c the Virgin brand for ntl:Telewest's consumer business.

urrently the television services offered have not been harmonised across all the cable systems operated by ntl:Telewest but remain differentiated ccording to whether they are provided by means of a former ntl cable system or a former Telewest system. ntl:Telewest continues to provide both nalogue and digital cable services across its cable systems and accounts for a substantial proportion of our wholesale revenues, which are revenues erived from the supply of Sky Channels to UK and Irish cable platforms. In fiscal 2006, we derived £224 million in subscription fees from cable perators (2005: £219 million). We estimate that, as of 30 June 2006, ntl:Telewest subscribers represented approximately 99% of all cable television ubscribers in the UK (measured by reference to total cable subscribers, as reported to us by the cable operators).

JK cable subscribers increased in fiscal 2006, from a total of 3,287,000 subscribers to 3,294,000 subscribers as at 30 June 2006 (including roadband, narrowband and SMATV subscribers) of whom all but a very small proportion take some programming from us.

able operators pay us a monthly per subscriber fee per channel in respect of their subscribers to the Sky Basic Channels and a monthly per ubscriber fee per channel package for the Sky Premium Channels. Like the previous rate cards setting out our wholesale prices, the current rate card llows cable operators to offer their customers any choice or combination of the Sky Premium Channels. The Sky Basic Channels are not included in ur current wholesale rate card and we negotiate separate commercial arrangements with each cable operator for the carriage of these channels.

ntl:Telewest currently carries versions of all of the Sky Premium Channels (including multiplex channels) and our PremPlus pay-per-view service on ts digital networks (both former ntl networks and former Telewest networks). Distribution of Sky Premium Channels to ntl:Telewest's remaining nalogue cable subscribers is more limited. ntl:Telewest distributes all of the Sky Basic Channels other than Artsworld, Sky Travel+1, Sky Travel Shop nd the Sky Vegas channels on its former ntl digital networks, however only the Sky Basic Channels: Sky One and Sky News and Sky Sports News, are istributed on the former Telewest digital networks. Both Sky One and Sky News are distributed on the former ntl and Telewest analogue networks. Our current agreements with ntl: Telewest for the distribution of our channels are due to expire during calendar 2006, however, we expect to renew hese agreements.

Most narrowband cable networks (these are generally smaller cable companies) have a more limited channel capacity than digital satellite or digital able and do not generally carry all of the Sky Channels.

reland

n Ireland, cable subscriber fees for the Sky Premium Channels are charged on a per subscriber per channel package basis. The level of prices harged to cable operators for most Sky Channels is lower than in the UK.

At 30 June 2006, there were approximately 604,000 (2005: 585,000) cable subscribers (including SMATV) to our programming in Ireland. We urrently have arrangements in place with ntl Ireland and Chorus, previously the two leading Irish cable operators but which were brought under the ommon ownership of Liberty Global Inc. in December 2005, for the re-transmission of certain of the Sky Channels to their subscribers. Both ntl reland and Chorus have launched, albeit on a limited basis, digital cable services in Ireland.

DTT Distribution

We broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Three (formerly Sky Travel), unencrypted free-to-air via DTT in he UK. These channels are broadcast on a DTT multiplex for which the licence is held by National Grid Wireless (which owns and operates shared wireless communications and broadcast infrastructure). The channels broadcast via DTT by us, together with a number of other channels broadcast ree-to-air via DTT by other broadcasters, are marketed to consumers under the generic brand "Freeview".

Free-to-view Satellite Proposition

n October 2004, we launched a new freesat proposition, offering purchasers access to over 270 free-to-view television and radio channels (including egional variants) and interactive services, without a monthly subscription fee. Consumers can purchase a package of digital satellite reception quipment, including a digital satellite viewing card and standard installation, for £150. The free-to-view channels on DTH include Sky News, and a ange of television and radio channels provided by the BBC and ITV. Access to the encrypted signals of Sky Three, Channel 4 and five is available as a esult of the provision of a digital satellite viewing card which we provide as part of the package. There is no obligation for purchasers of this roposition to subscribe to a pay television service; however, the proposition offers an easy upgrade path to a DTH subscription with us for those ustomers who choose subsequently to add a pay television service to their viewing options.

Emerging forms of Distribution

We are also evaluating various other possible new means of distributing our services other than by DTH, cable, DSL and DTT, such as wireless roadband using Wimax or other similar technologies, mobile TV using technologies such as Digital Audio Broadcasting ("DAB"), Digital Video Broadcasting for Handhelds ("DVB-H"), MediaFLO by Qualcomm, the internet, General Packet Radio Service ("GPRS") and UMTS (3G mobile elephony).

We also participate actively in the Digital Video Broadcasting ("DVB") standardisation group both in the various working groups and at the level of he DVB's Steering Board, which gives us early exposure to other emerging technologies.

Seasonality

New subscriptions to our channels have tended to be highest in the second quarter of our fiscal year, the pre-Christmas period. As a result, ou marketing costs have tended to be highest in the second quarter of each fiscal year. There is no assurance that these trends will continue in th future.

Marketing

The principal types of marketing used by us to promote our products and services are press (including both national and regional newspapers an magazines), media inserts, door drops, direct mailings, outdoor activity (such as billboards and bus backs), on-air advertising on both national an regional radio and television channels (on both promotional and commercial airtime), outbound calling, on-line advertising on both third part websites and on sky.com, advertising in our customer magazine and point of sale advertising in retail outlets which sell our products and service

Advertising

In fiscal 2006, we derived £342 million of our revenues from advertising sales revenue (2005: £329 million).

We sell advertising for all of the 17 Sky Channels (as well as for their multiplexes) around all programmes that are broadcast on these channel irrespective of whether the programming was produced in-house or licensed from a third party. We also act as the advertising sales agent for certai third party channels. We sell advertising time across all of our channels, and tailor distribution according to the target audience an advertiser i trying to reach, but can sell on a specific channel basis where requested.

According to BARB estimates, across all UK Multi-Channel Homes, our average share (for all of the Sky Channels) of commercial audiences (excludin those of the BBC) for fiscal 2006 was 13.7%, a decrease from 15.0% at the end of the previous fiscal year. Our subscribers' households tend to b younger and more affluent than the average UK household and tend to over-represent the 16-34 year old, ABC1 (i.e. upmarket) and mal demographic profiles sought by many advertisers.

In fiscal 2006, we launched a major new research tool, SkyView, which combines viewing data collected from digiboxes with data collected regardin product purchase. It is intended to give advertisers a greater understanding of viewing patterns and how to target their consumers in homes tha subscribe to our DTH service.

Sponsorship

In fiscal 2006, we derived £28 million from sponsorship revenue (2005: £24 million), which is included in advertising sales revenue.

We acquire programme sponsors for the Sky Channels and work alongside the sales teams of partner channels (such as National Geographi Channel, Adventure One, The History Channel and Hallmark) to help secure broadcast sponsors for their channels.

Programme sponsorship is defined as either "title" sponsorship (e.g. "Ford Super Sunday" or "Gillette Soccer Saturday") or "in association' sponsorships (e.g. "The Simpsons/Domino's Pizza" or "24/Nissan").

According to our internal estimates and an independent report into the television sponsorship sector, our share (for all of the Sky Channels) of th total broadcast sponsorship business conducted in the UK was approximately 20%, more than any other broadcast sales house, other than ITV which trades with approximately 45% of the sector.

Competition

We are a channel provider, a distributor of television services and a DTH platform operator. We therefore compete with a number of communication and entertainment companies to obtain programming, for distribution, for viewers and for advertising sales.

Competition From Other Television Channels

The Sky channels compete with other television channels for the acquisition of programming, for viewers, for distribution and for advertising and sponsorship revenue.

In both the UK and Ireland, the television channels with the largest audience shares are the traditionally analogue terrestrial channels, which are broadcast free-to-air. In the UK, these channels are BBC1, BBC2, ITV1, Channel 4 and five, while in Ireland these are RTE1 and Network 2, the Irish language channel TG4, and the commercial channel TV3. In the UK, as well as being available via analogue terrestrial television, the five traditionally analogue terrestrial channels are also available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis.

In addition to these channels we compete with both the Sky Distributed Channels and with other television channels broadcast via satellite, cable DTT and/or via DSL. These other channels may be broadcast by satellite free-to-air (either encrypted or unencrypted) or they may be independently retailed pay television channels. The free-to-air encrypted and unencrypted channels (which, as at May 2006 amounted to more than 270 digita satellite channels (including radio services)) can be received by anyone with appropriate satellite reception equipment (including the necessary conditional access equipment for the reception of encrypted channels) without payment of a subscription fee. Other than the digital satellite versions of the traditionally analogue terrestrial channels, none of these channels individually has a viewing share in the UK that approaches the combined Sky Channels' share. However, the popularity of the non-Sky channels available on our DTH platform can make our DTH offering more attractive to subscribers and potential customers.

As at 30 June 2006, there were 26 encrypted digital satellite pay television channels for DTH reception retailed independently of us available on a subscription basis, and 13 such channels available on a pay-per-view basis. Those channels available only on a pay-per-view, or a pay-per-view and subscription basis, were all adult channels except for two Setanta Sports pay-per-view channels.

As we and other broadcasters all seek a range of attractive programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions and/or regulatory intervention which could increase our programming acquisition costs, or which could mean that certain programming in which we are interested may not be available to us. For example, in 2006, Setanta Sports secured the live audio visual rights to two of the six available UK packages of FAPL football for the 2007/08 to 2009/10 seasons, for which we also bid. In addition, the PGA Tour has announced a six year deal starting on 1 January 2007 granting Setanta Sports exclusive live rights to all PGA Tour events.

Competition From Other Video Distributors and Video Distribution Channels

We compete in the distribution of video content to consumers with a range of other distributors and distribution channels. Such distributors may also compete with us for the acquisition of programming rights. For example, in 2003, Vodafone UK and 3 UK secured the mobile rights to show near live clips of FAPL football for the three seasons beginning with the 2004/05 season, for which we also bid, whereas, in 2006, we outbid the mobile operators for the mobile audio visual rights to FAPL football for three seasons beginning with the 2007/08 season. ntl:Telewest has been awarded rights to offer near live clips of FAPL football matches over the internet for the same three seasons.

Cable Operators

Cable operators compete with us as an alternative service to DTH distribution and carry the majority of the Sky Channels.

In the UK, the principal cable operator is now ntl:Telewest (see Distribution, above), which was formed as a result of the merger of ntl and Telewest. ntl:Telewest provides both analogue and digital cable services in the UK. ntl:Telewest continues to provide cable services using both the Telewest and ntl brands. In Ireland cable television services are provided principally by UPC Broadband via its Chorus and ntl Ireland subsidiaries. ntl Ireland and Chorus offer both analogue and digital cable and multipoint microwave distribution system ("MMDS") television services in Ireland.

There are areas in the UK and Ireland where it may not be economically feasible to offer cable television services, including some rural areas. Equally, there are also certain areas in the UK and Ireland, such as conservation areas, where, due to planning and local regulations, DTH satellite equipment may not be installed. According to Ofcom, cable networks currently cover approximately 50% of UK homes, whilst, according to the Commission for Communications Regulation ("ComReg") (the national communications regulatory authority in Ireland), cable and MMDS services cover nearly 80% of Irish homes. Approximately 13% of UK homes currently subscribe to a cable television service, whilst approximately 40% of Irish homes currently subscribe to cable and MMDS television services.

In January 2005, ntl and Telewest launched Video-on-Demand ("VoD") services in the UK. ntl's VoD service is branded "ntl On Demand", whilst Telewest's service is branded "Teleport". Telewest rolled out Teleport to all its digital subscriber base in 2005. ntl:Telewest expects the roll out of VoD services to all ntl cable subscribers to be completed by 2007. The cable VoD services include movie and television programme content, and provide viewers with pause and rewind functionality. Digital cable subscribers to whom the services are available do not need to upgrade their equipment to receive the services. Telewest has also launched TV Drive, a HD digibox which enables its customers to watch HD programmes and movies with Teleport, as well as other broadcasters' HD channels available on cable.

Top Up TV

Top Up TV (which launched in March 2004) offers a pay television service via DTT. Top Up TV comprises five DTT video streams between 6pm and 6am, and four video streams at other times, on which programming from eleven digital channels is broadcast (for example, programming from one digital television channel is broadcast on one of Top Up TV's video streams between 6 am and midday, whilst programming from a different digital television channel is broadcast on the same DTT video stream during other hours of the day). In June 2006, five announced it had bought two of Top Up TV's video streams, in order to broadcast two new television channels, which will, in the absence of other developments, reduce the capacity available to Top Up TV. It is reported that Top Up TV intends to launch an on-demand video service (updated every night over the air to a Top Up TV PVR) in the autumn.

The service can be received only by households with a DTT set-top box (or an integrated digital television set) which has conditional access technology within it, or with a Conditional Access Module (CAM) plugged into a set-top box (or integrated digital television set) which has a Common Interface Socket. Common Interface Sockets are a mandatory feature on all integrated digital television sets; however, the majority of DTT set-top boxes that have been sold to date do not include such technology.

Home Videos and DVDs

Home video sales and rentals (including DVDs) have historically been strong in the UK. In addition to offering consumers an alternative source o programming to terrestrial, cable and satellite television, the video window (which includes DVDs) for new films generally starts before both the pa television window and the pay-per-view television window. The video window typically commences approximately four to six months following film's UK cinema release. Currently, the pay-per-view television window generally commences two to three months later. We have, to date, bee able to develop a significant customer base for our pay-per-view services and movie channels, notwithstanding competition from the home vide industry and increased competition from DVDs which may increase further as DVD prices fall, electronic sell-through grows and a new Hig Definition (HD) DVD standard emerges. HD-DVD was released in the US and Japan in the first half of 2006; there is no release date yet for the UK

Free to air television services

It is likely that as a result of the availability of free-to-air television channels some consumers will choose to take such free-to-air services i preference to a pay television service. In the UK the principal sources of broadcast free-to-air television services are: analogue television services (se "Competition from other Television Channels" above), Digital Terrestrial Television (DTT) and Sky's freesat proposition.

Freeview

In the UK, free-to-air channels on the DTT platform are marketed under the "Freeview" brand. There are over 40 television channels availabl nationally as part of this offering (though a number of these share the same DTT video stream at different times of the day), and over 20 radi channels. There are also several television channels available on a regional basis within the UK.

Freeview services are currently able to be received by around 75% of UK homes. It is anticipated that this will increase to around 98% of homes b 2012 as analogue television broadcasting is discontinued ("digital switchover") progressively in different regions of the UK. In order to receiv Freeview services consumers purchase either a set top box, which is relatively inexpensive, or a television set with a built in digital tuner (a "Integrated Digital TV", or "IDTV"). Digital switchover (see below) will release radio spectrum currently used to broadcast analogue televisio services, which may be used to expand the number of channels able to be carried on the DTT platform or may be allocated to allow HD services to b offered.

Take-up of Freeview services has grown quickly since its launch in October 2002. According to BARB estimates, at 30 June 2006 there wer 7,326,000 homes in the UK with access to Freeview services.

There is currently no DTT service in Ireland. In 2004, the Irish Government commenced an evaluation of the options for the roll-out of a DTT networ in Ireland. As part of the process, in May 2006, it announced the commencement of the roll out of infrastructure for a pilot DTT service, indicatin that the pilot network is expected to be operational by mid-August 2006. The pilot is planned to continue over a two year period in the Dubli region, and the Government has indicated that it should be seen "as a precursor to a national roll out". Details of the services to be provided as par of this pilot DTT service have not yet been announced.

Free-to-view Satellite Propositions

The introduction by us in October 2004 of our freesat proposition (see "Distribution – Free-to-view Satellite Proposition" above) has provided a alternative multichannel television service to households, which might elect to take up such service instead of our pay television offerings.

In September 2005, ITV announced that it is working together with the BBC to develop a free digital satellite service to complement Freeview entitled "Freesat" which was to be operational in 2006, but is now planned for autumn 2007. ITV announced that this new service will enabl viewers to access subscription free digital television via satellite and will be aimed primarily at people in the UK currently unable to access Freeview

DSL networks

Broadband-enabled telephone lines, principally using DSL technology, are being used increasingly in the UK and Ireland to deliver video content t consumers. This includes content delivered on an "on-demand" basis (for example, via the internet) and, to a lesser extent, broadcast content. I also includes delivery of content to consumers' PCs, and to their television sets, via compatible set top boxes.

The increase in the average speed of internet connections and the emergence of new codecs such as MPEG-4 and WM9 means consumers ca increasingly download video over the internet. Additionally, the use of peer to peer technology for both legitimate and illegitimate vide downloading is growing.

DSL services have grown significantly in the UK in the recent past, both in terms of the number of providers, and the number of users. According t BT, as at 31 March 2006, there were 7.9 million subscribers to DSL services in the UK. Only a very limited number of these subscribers currently us these services for digital television. Although consumer broadband DSL access remains focused on the provision of internet access, two operator developed DSL networks with the capacity to deliver digital television services to homes: Kingston Communications in Kingston-upon-Hull (which closed its TV platform in April 2006) and VNL in parts of London and Stevenage.

The latest version of VNL's service was launched commercially in May 2004 and offers access to a range of broadcast channels and video-on-demand content, including movies packaged together with broadband internet access. VNL has indicated that it intends, subject to raising the necessary financing, to extend its DSL platform throughout the UK.

The private building sector has launched several smaller TV via DSL networks in the past 12 months.

According to Ofcom, at May 2006 48,545 television homes in the UK were viewing television via a DSL platform.

We are also aware of other companies continuing to look at TV via DSL network opportunities. BT has announced plans to launch a service (BT Vision) which will enable the provision of video content via DSL. BT Vision is due to launch in autumn 2006. BT Vision will enable consumers to purchase a set top box which can receive and view on their television both DTT services via a household's television aerial, and "on-demand" video services via a DSL connection. The set top box will also include PVR functionality.

Broadband

Following the launch of our broadband internet access service in July 2006, we compete with other providers of broadband internet access in the UK. These primarily include BT, ntl:Telewest, AOL UK, Tiscali, Orange and the Carphone Warehouse. We also compete with providers of dial up internet access, including BT, ntl:Telewest, AOL UK, Tiscali and Orange. According to the Office of National Statistics ("ONS"), in March 2006, broadband comprised 69% of internet subscriptions in the UK, with the remaining 31% being dial up. According to Point Topic, a broadband research company, in March 2006, there were 10.7 million broadband lines in the UK, of which, 9.6 million were consumer broadband lines.

During 2006, several of our competitors updated or relaunched their broadband services: in April 2006, the Carphone Warehouse launched its broadband service, TalkTalk; in June 2006, BT announced a new range of packages, BT Total Broadband, and broadband provider Wanadoo was rebranded Orange by parent company France Telecom.

Average broadband download speeds continue to increase. Currently, our broadband service's highest download speed is up to 16Mb/s, however, the majority of rival packages do not currently exceed 8Mb/s.

According to Point Topic, as at 31 March 2006, ntl:Telewest had the largest share of the UK consumer broadband market with 28.7%, followed by BT with 19.6%.

Other Technologies

Other technologies, such as third generation cellular telephone networks ("3G"), provide additional means by which video content can be delivered to viewers. All major cellular network operators in the UK and Ireland now offer 3G services to consumers. However, 3G services have yet to make a significant impact. Although the volume of subscribers to 3 UK (who only operate a 3G mobile network) has shown strong growth (increasing to over 3.6 million at March 2006), 3G penetration amongst more established operators remains low.

Following a trial period, BT has announced plans to launch a commercial mobile TV service (branded "BT Movio") in 2006. The service will use DAB-IP technology and be offered to mobile network operators on a wholesale basis. Initially, the service will be available exclusively to subscribers of Virgin Mobile (which is owned by NTL Incorporated).

Digital Switchover

The UK Government has indicated that it intends to switch off the transmission of analogue terrestrial television in the UK between 2008 and 2012. On switching off analogue transmission, the coverage of the core multiplexes of the existing DTT network (those carrying digital versions of the main traditionally analogue terrestrial channels) will rise from its current level of approximately 73% to an estimated 98.5%. The licence conditions for Channels 3, 4 and 5 require those channels to achieve substantially the same DTT coverage as is currently achieved in analogue. Following a consultation on planning options for digital switchover which took place in February 2005, Ofcom issued a statement in June 2005 in which it indicated that DTT coverage for the main analogue terrestrial channels should match the existing analogue core coverage of 98.5%. Switching off analogue terrestrial transmission will, in any event, enable DTT to be made available to households who cannot currently receive it.

In March 2006, the UK Government published a white paper entitled "A public service for all: the BBC in the digital age", in which it gave the BBC a new purpose of "building digital Britain". In particular, it proposes that the BBC will be required to replicate, through digital switchover, substantially the same coverage for its television services as in analogue (98.5%), provide information on switchover to viewers, and help to implement and pay for schemes to assist the most vulnerable people to switch from analogue to digital television.

Following analogue terrestrial transmission being switched off, all analogue households wishing to continue to receive television services will need to convert to digital television. Current options for digital television reception are DTT, digital satellite via our DTH service (either as a subscriber, or as a non-subscriber) or BBC's and ITV's proposed freesat service, and, in some areas, cable or DSL, as well as a combination of these services. There may be other options for digital television available in the future. The extent to which households may choose another service in preference to ou DTH service is difficult to predict.

Advertising

Our primary competitors for television advertising sales are ITV plc (formed by the merger of Granada plc ("Granada") and Carlton Communication plc ("Carlton"), which completed in February 2004) which sells advertising on ITV1, ITV2, ITV3, ITV4, and ITV Play, Channel 4 (which also sell advertising for E4, More 4 and Film Four and their multiplexes), five, Interactive Digital Sales ("IDS") (which sells advertising on behalf of the UKT group of channels and the Flextech channels (Living, Bravo, Trouble and Challenge)), and Viacom Brand Solutions ("VBS") (which sells advertising o behalf of Viacom, MTV and Nickelodeon). In November 2003, the Contract Rights Renewal ("CRR") remedy was introduced to protect media buyer and advertisers from the increased market power enjoyed by the merged ITV. CRR allows media buyers and advertisers that contracted directly wit Carlton and Granada to renew the terms of their existing share deals without change and new advertisers to contract on fair and reasonable terms. I addition, in respect of agreements that include a share commitment, the advertisers/media buyers are able to reduce the share committed to IT commensurate with any decline in ITV's share of impacts year on year.

Based upon the latest BARB survey estimates, ITV1 and Channel 4 were available to approximately 25.1 and 25 million television home respectively, in the UK (both digital and analogue), with approximately 92% of the estimated 25.3 million television homes in the UK receiving a acceptable five terrestrial analogue signal. In addition, according to BARB survey estimates, as at June 2006, approximately 17.7 million UK home have access to satellite, cable, or digital terrestrial television. Both ITV1 and Channel 4 have a significantly greater overall UK television viewing shar than any individual Sky Channel. As a result of the ability of ITV1 and Channel 4 to reach almost all UK television homes, these channels are able t generate greater advertising revenues than we do. We also compete with the Sky Distributed Channels and all other commercial channels fo television advertising sales.

Within UK Multi-Channel Homes, however, the Sky Channels in aggregate attract viewing levels which are comparable to some of the traditionall analogue terrestrial channels. This suggests to us that, as the number of Multi-Channel Homes increases, our competitive position with respect t advertising revenues may improve. Additional growth from the free-to-view offerings, Freeview and our freesat proposition, should also improve th revenue share of the Sky Channels which are available as part of these offerings. The Sky Channels jointly have an overall viewing share (withi Multi-Channel Homes) significantly greater than each of Channel 4 and five in those homes, although the Sky Channels' combined viewing share i still less than that of ITV1 in these homes. Based upon BARB surveys for the 52 weeks ended 30 June 2006, the viewing shares in UK Multi-Channe Homes of the traditionally analogue terrestrial channels and the combined Sky Channels were, respectively, BBC1 19.5%, BBC2 6.9%, ITV1 18.1% Channel 4 8.3%, five 5.1%, and the Sky Channels 8.9% (of which Sky One accounted for 20.6% of the Sky Channels' viewing share (and had a individual viewing share of 1.5%)). The remaining 33.2% of viewing in UK Multi-Channel Homes was of other (non-Sky) satellite, cable and DT channels.

Technology and Infrastructure

We control access to DTH channels through the use of a conditional access system, VideoGuard (see "Encryption of Digital Services" below). Th satellite reception equipment provided to DTH customers is owned by them (whether or not they are subscribers), except for certain aspects such a the smart card (a credit card size plastic card containing a chip that provides conditional access functionality), some of the software in all digiboxes and a proportion of the hard drive capacity in some of the Sky+ digiboxes and HD digiboxes. All costs associated with the acquisition of subscribers including the cost of satellite reception equipment, are charged immediately to the income statement and are therefore not included within capita expenditure.

Underpinning the EPG in the digibox is an operating system which we license from OpenTV, Inc. ("OpenTV"). The OpenTV operating system provide a virtual machine interface which enables applications to be authored once, yet still be capable of running on all our different types of DTH digiboxe once the application is downloaded to the digiboxes. This simplifies the development of applications for the digibox and ensures universa availability of services to all DTH digiboxes. The operating system in each digibox is licensed upon payment of a per digibox royalty by the digibo manufacturer to OpenTV.

Encryption of Digital Services

VideoGuard is a conditional access technology which can be used to encrypt and decrypt digital television and audio services. We use it to contro DTH viewers' access to encrypted satellite non-subscription channels and encrypted digital pay and pay-per-view television and audio channel broadcast on digital satellite for reception in the UK and/or Ireland.

We use the VideoGuard technology and distribute smart cards in the UK and Ireland under an agreement with NDS Limited which expires in 2010 but is renewable, at our option, for a further three years. NDS supplies smart cards and undertakes ongoing security development and other suppor services in return for the payment of fees by us.

In conjunction with NDS, we maintain a policy of refining and updating the VideoGuard technology in order to restrict unauthorised DTH reception of our services. We take appropriate measures to counter unauthorised reception, including implementing over-the-air countermeasures altering authorised smart cards in a manner which then renders counterfeit smart cards obsolete and seeking available legal remedies, both civil and criminal, reasonably available to us. We also periodically replace smart cards in circulation with smart cards containing progressively more sophisticated technology. Such replacement has the effect of rendering useless smart cards then in circulation, whether genuine or counterfeit. The first periodic replacement of digital smart cards since our digital launch in October 1998 was successfully completed in November 2003.

We are actively working with cable companies in the UK to investigate the use of any cable piracy devices. We believe that we have suffered a loss of wholesale cable revenue as a result of the availability of cable piracy devices (in relation to both analogue and digital cable services). We are unable to quantify this loss, including whether or not such loss is material. We have not (to date) invoiced any cable company in respect of such lost cable revenues and therefore, such lost revenues have not been recognised within our consolidated financial statements.

ntl: Telewest (together with ntl Ireland in respect of certain Sky Channels) receives our signal via secure landlines. In respect of other operators, we generally provide delivery to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator's feed into its cable transmission system, permitting decryption of the signal, which the operator in turn distributes to those of its subscribers who are authorised and equipped to receive the service.

Encryption of Channels Retailed by Third Parties

Any potential DTH broadcaster wishing to operate and independently retail an encrypted television service within the UK and Ireland needs either to acquire an alternative encryption and conditional access technology from someone other than us, and build its own decoder base capable of receiving transmissions encrypted using that technology, or, in respect of digital services, to contract with us for conditional access services in respect of access to the installed VideoGuard decoder base.

In addition to providing broadcast conditional access services, both for our own DTH offerings and those of third parties, we provide digital access control services for interactive services produced by us and others, including using a telephone return path to carry out transactions between suppliers and viewers. These broadcast conditional access and access control services are regulated by Ofcom. See "Government Regulation – Broadcasting and Telecommunications Regulation – European Union – Electronic Communications Directives".

Satellites

We contract for the majority of capacity on the satellite transponders that we use for digital transmissions for reception by both DTH viewers and cable operators from SES ASTRA ("SES"), the operator of the Astra satellites. SES is 100% owned by SES GLOBAL, a Luxembourg company in which the Luxembourg State and GE Capital hold interests of 11.58% and 24.58%, respectively, with the balance held by other international financial institutions, communications groups, institutional and private investors and Luxembourg public institutions. We have also contracted, via an agreement with BT, for capacity on four transponders on the Eurobird satellite, which is owned and operated by Eutelsat.

For the transmission of our DTH service, we have contracted for capacity on 31 transponders from SES on SES satellites Astra 2A, 2B and 2D. All but seven of our digital transponder agreements (on SES satellites) are for a period of ten years with varying end dates between 2008 and 2011. We have rights to extend certain of the initial contract periods. Four of the remaining seven transponder agreements have been extended; three of these agreements now expire in 2017, and the fourth in 2015. The three remaining transponder agreements were entered into in calendar 2005 to provide additional capacity to facilitate the launch of our HD service. These three agreements expire in 2020. The term of the agreement on the Eurobird satellite expires in 2013.

We use some of the transponder capacity that we have contracted for the Sky Channels. Some transponder capacity (and in some cases all of the capacity on a particular transponder) is sub-contracted to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels.

We have been designated a "non pre-emptible customer" under each of our transponder agreements. This means that, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES or Eutelsat in favour of another broadcaster which has pre-emption rights over capacity in preference to some other customers. In addition, in the event of satellite or transponder malfunction, we have arrangements in place with SES pursuant to which back-up capacity may be available for some of our transponder capacity based on an agreed satellite back-up plan.

We have also put in place disaster recovery plans in the event that we experience any significant disruption of our transponder capacity. To date, we have not experienced any such significant disruption. However, the operation of both the Astra and Eutelsat satellites is outside our control and a disruption of transmissions could have a material adverse effect on our business, depending on the number of transponders affected and its duration.

Our transponder agreements with SES provide that our rights are subject to termination by SES in the event that SES's franchise is withdrawn by the Luxembourg government.

Capital Expenditure Programme

In addition to the core capital expenditure on information systems infrastructure, broadcast infrastructure and new product development (which in fiscal 2006 was £106 million and in fiscal 2005 was £72 million and is expected to be approximately £100 million per annum over the next two years), we continue to invest in our infrastructure, properties and facilities, required to support our growth strategies, in accordance with the capital expenditure programme of approximately £450 million over 4 years announced in August 2004. The capital expenditure programme includes further investment in our customer management (previously referred to as our Customer Relationship Management ("CRM")) centres and systems increasing contact centre capacity, and building and/or acquiring new facilities and properties. We expect to finance the programme from operating cash flows.

In addition, in July 2006, we announced expected capital expenditure of approximately £250 million in the first two years in relation to our broadband network and services.

Capital expenditure on our customer management centres and systems and on our Advanced Technology Centre ("ATC") is described in further detail below. The remaining expenditures are required in order to service future subscriber growth more effectively, as well as maintain and enhance our broadcasting facilities. In fiscal 2005, the cost incurred in relation to the refurbishment of existing properties and facilities was approximately £75 million. Included in this cost was the acquisition of buildings at our Osterley campus, the creation of a Sky News Centre and the refurbishment of new office headquarters. In fiscal 2006, the cost incurred in relation to the refurbishment of existing properties and facilities was approximately £16 million.

As is common with capital expenditure projects of this scale, there are risks that they may not be implemented as envisaged; or that they may not be completed either within the proposed timescale or budget; or that the anticipated business benefits of the projects may not be fully achieved.

The Customer Management Centres and Sky In-Home Service Limited

Our customer management centres are based in Scotland. The centres' functions include the handling of orders from subscribers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centres to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels, the Sky Distributed Channels and for two third party channels, North American Sports Network and Setanta Sports. We also deliver customer services for both our own, and certain third party, interactive television services, our telephony services, our video-streaming services, and the personal video recorder TiVo.

The customer management centres also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides nationwide installation and servicing of digital satellite reception equipment directly in customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH subscriber base in relation to digital satellite reception equipment which is both in, and out of, warranty.

During the course of the last six fiscal years, we have invested more than £261 million in our customer management centres. This expenditure has been focused principally on completely replacing the centres' existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The replacement of the customer management and billing systems was completed in March 2006. We have now migrated all existing customer data onto the new applications. The cut-over to the new system was completed in two phases, the first commenced on 1 September 2005 and related only to new customers. The second involved the migration of remaining customers, commencing 30 March 2006. Both phases have been completed with minimal disruption to normal business operations and the applications are now functioning in line with expectations.

Playout and Uplink Facilities

Our uplinking facility, located in Chilworth, England, provides primary uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat's Eurobird 1 satellite. This is backed up by a second facility which was completed in 2003.

The majority of our television channels are played out from one of the buildings on our main site at Isleworth. The Isleworth-sourced channels are fed to the uplink site at Chilworth using a fibre link, which is backed up by a diversely routed secondary link in case of any malfunction in the primary fibre route. This route passes through the second facility so that, in the case of Chilworth being unavailable, the services can be uplinked directly from the second facility. In the event of failure of our primary playout site, we have alternative facilities available, though at the present time, the restoration of services would not be immediate. However, we have completed, and brought into live use in the last fiscal year, the ATC which provides a complete alternative playout facility. Over the course of the next 12 months, we will increase the amount of live operation carried out in the ATC facility and deploy server based playout fully across both playout sites, enabling diversification of the playout of our channels.

For those third parties to whom we sub-contract transponder capacity, we usually have agreements in place to provide uplinking facilities as well.

Minority Equity Investments

During the year we held 49% of the share capital of Mykindaplace Limited. In June 2006, we acquired the remaining share capital of Mykindaplace Limited for cash consideration of £4 million, bringing our total shareholding to 100%.

In September 2005, we disposed of our 35.8% equity interest in Music Choice Europe plc for £1 million.

From September 2003, to March 2005, we held 50% of the share capital of Artsworld Channels Limited. In March 2005, we acquired the remaining 50% of the share capital of Artsworld Channels Limited for cash consideration of £1 million, bringing our total shareholding to 100%.

In November 2004, we disposed of our 49.5% investment in Granada Sky Broadcasting Limited ("GSB") for £14 million.

In March 2004, we disposed of our 20% interest in QVC (UK), operator of QVC – The Shopping Channel for £49 million.

In August 2003, we sold our 9.9% equity interest in Chelsea Village plc, the parent company of Chelsea Football Club, for £6 million. In October 2003, we sold our 9.9% equity interest in Manchester United PLC, with whom (together with Granada Media Group Limited) we hold an interest in the MUTV Limited joint venture, for £62 million. Leeds United PLC, the parent company of Leeds United football club, in which we hold a 9.1% stake, went into administration in March 2004.

CORPORATE RESPONSIBILITY

The Group has developed a two-tier Corporate Responsibility governance structure. At a board and executive level, the CR Steering Group ("CRSG") provides leadership and drives corporate responsibility practices. The CRSG comprises Senior Executives and two non-executive Board Directors and meets quarterly. The CRSG is supported by a taskforce of senior operational managers that works to embed responsible business practices throughout the Group.

The management of environmental issues is overseen by two working groups, Energy and Waste, which report to the CRSG. Other groups are in place to oversee health and safety and human resources policy, and Sky's employees can communicate their views on corporate responsibility via the Sky Forum of elected Sky employees.

The Group runs an annual risk workshop on corporate responsibility issues and maintains a corporate responsibility risk register. The Group also undertakes consultation with stakeholders that assists in corporate responsibility risk identification. The Group is a member of the FTSE4Good Index and the Dow Jones Sustainability Index and is included in the Global 100 Most Sustainable Companies index and the Business in the Community Top 100 'Companies That Count' Index. The annual Corporate Responsibility Review provides full details of corporate responsibility activities. This information can also be found on the web at www.sky.com/responsibilities.

Customers

Offering the best choice in entertainment to our customers – entertainment that is great quality, great value, flexible and simple to use – is central to the Group's customer offering. The Group has technology to control access including parental control features. The Group has also implemented its Code of Practice for Interactive Gambling, developed with GamCare, an organisation that promotes responsible gambling. Accessibility to programming is provided through on-screen subtitling, audio description and signing.

Environment

In May 2006, the Group announced it had become the world's first major media company and one of the first FTSE 100 companies to be CarbonNeutral. The Group has set targets for reducing its energy consumption, carbon dioxide (CO_2) emissions, waste and water consumption. Progress against these targets will be documented in the Group's Corporate Responsibility Review to be published later in the year.

Community investment

The Group continues to align its community investment activities to the wider goals of the business and its customers and utilises its brand, platform and technology in community investment. Current initiatives include Living for Sport; Make a Difference, the staff community involvement scheme; and the three year charity partnership with the Chicken Shed Theatre Company.

PEOPLE

Organisation

At Sky we aim to offer the best choice in entertainment to our customers – entertainment that is great quality, great value, flexible and simple to use. This relies on our employees, who contribute their ideas, knowledge and skills to help make this happen. To ensure we keep delivering to our customers we need to attract and retain the very best talent, and help them to deliver to their full potential. We do this by developing our employee proposition and brand which is distinctive. It focuses on making Sky a great place to work – challenging, innovative and fun.

Sky is committed to developing a flexible, motivated and resilient workforce which supports its business goals. To achieve this, we aim to align th culture, organisational development, recognition and reward to the Group's business strategy and values. We are also committed to providing culture of opportunity for our employees. Our values are embedded in everything we do for our people and are designed to engage our employees These values provide clarity on how we achieve our goals and deliver our customer experience.

Sky is a place where everyone can contribute. We are dedicated to ensuring that no one is subjected to less favourable treatment because of thei age, gender, gender reassignment, sexual orientation, race, religious beliefs, marital status or disability. We value the same diversity within ou business as we do in our content and services, and provide a culture of enterprise and opportunity for all.

While we strive to make opportunities equal for all our employees we recognise the particular needs of the disablec community. Applications fo employment by disabled persons are always fully considered bearing in mind the aptitudes of the applicant concerned. Assistance is offered t applicants during the process to accommodate any disabilities. Those attending for interviews are asked whether any assistance is required, whethe that would be in the form of the timing or physical adjustments to the space in which the interview takes place.

All new employees are asked again to identify whether they have any particular needs that should be accommodated in the work place to assist wit any potential disabilities. This information is kept under annual review and staff are asked on an annual basis to self identify any disability whic would require adjustments to be made to their workspace. This is undertaken on a voluntary basis. In addition, our process for managing absenc means early Occupational Health intervention where absences become long term or are frequent. This enables us to discuss at an early stage wit those who may have developed a disability any necessary steps for rehabilitation for return to work, or ongoing adjustments to their workplace o their return.

We believe in equal opportunity for all employees, regardless of race, sex, sexual orientation, age or disability. We offer a broad range c development opportunities both on and off the job, and development feedback through a Performance Development Review Process.

The average monthly number of full-time equivalent persons employed by the Group during the year was 11,216 (2005: 9,958).

Involvement

The views of Sky people are important and valuable. We have a variety of ways in which we encourage the involvement of our people in helping t shape Sky's future.

The Sky Forum is an elected group of 70 employees who communicate and represent the views and ideas of all employees, and consult on healt and safety. Issues ranging from the work environment and practices to training and development are discussed at the Forum. Forum members ar also included in focus groups such as Corporate Responsibility, and in department focus groups to improve a range of areas, from products t teamwork. The Chief Executive Officer, other Senior Executives and other managers regularly attend Forum meetings to talk about Sky's strategi priorities.

In March 2006, Sky hosted the second 'What's Next?' event for 500 employees, outlining our vision and strategy for growth. The event was th beginning of a Sky-wide cascade of information and materials about Sky's goals and our focus on customers.

In May 2006, we again asked all our employees to share their opinions in a Group-wide People Survey, the results of which will be used to develo plans and initiatives going forward.

We encourage our employees to get involved in the community through the 'Make a Difference' programme. This includes:

- Sky Volunteers – an opportunity for employees to develop new skills and be paid for up to 16 hours working for a cause they believe in;
- Sky Givers – where employees make a regular donation to charity via payroll, and Sky matches the donation; and
- Sky Fundraisers – where employees undertaking a fundraising activity are given match-funding for their chosen charity.

Reward

The Group offers an attractive and competitive reward and benefits package. This includes the BSkyB Pension Plan, life cover and disability benefit the Sharesave scheme, a healthcare plan and complimentary Sky+ for all employees. Awards under the Management Long Term Incentive Plan shar scheme are made to selected employees. The Sky Choices programme allows employees to make significant tax and National Insurance savings i areas such as childcare payments and a bicycle for travel to work. The Sky Benefits Extra programme offers negotiated discounts on a variety c products and services for Sky employees.

Recognition

In September 2005, Sky launched its first annual recognition awards 'Team Sky' that enabled all employees to nominate and acknowledge their colleagues for demonstrating the Sky values of being tuned in, inviting, irrepressible and fun. This encouraged people to learn more about Sky's values and demonstrate behaviour which reflected them.

Training and development

Our training and development portfolio includes an introduction programme, including a health and safety e-learning module; workplace training; a management essentials programme for all managers; and coaching, leadership, broadcasting and professional skills development. We also had a major roll out of HD training in 2006 with over 1,200 employees trained in this area.

We offer Sky News and Finance traineeship schemes, and support our employees in working towards external qualifications – including modern apprenticeships and SVQ qualifications.

Externally, the Group is represented at board level on Skillset and within the TV Sector Skills Committee, which develops training strategy and development opportunities across the industry, has worked with the Broadcasting Standards Training Regulator to create an appropriate evaluation grid for the industry for training identified in the TV Skills strategy, and has served on the Diploma Development Partnership to help shape the design of the Creative and Media Diploma for 14-19 year olds. Additionally, Sky has developed partnerships with media-based academic and training bodies, schools and colleges to provide guidance and support.

We have started an International Work Experience Development Programme where high performing individuals are able to gain experiences in other organisations globally for 1-2 weeks and return with information and skills to share with colleagues.

At Sky, employees also have the opportunity through 'Sky Talent' to develop careers in television presenting or programme writing. In 2006, Sky's employees were again offered the opportunity to broaden their potential and win either of these categories. Sky presenters, producers and programme commissioning specialists make up the judging panel, and winners will be offered TV presenting courses, slots on Sky programmes or the development of their programme idea with an independent production company.

Occupational Health

We continue to foster a culture of safety and wellbeing amongst all employees. We have strengthened support services and health and wellbeing initiatives and include safety responsibilities in job descriptions.

Sky's Occupational Health team has worked collaboratively with the Sky Forum to ensure matters of health, safety and wellbeing are addressed. We have revitalised interest in a range of wellbeing subjects using an 'Employee Health and Wellbeing' guide which was distributed to all employees, along with the launch of a new wellbeing intranet site for all Sky employees to access health-related information easily.

The Group has also launched a new 24/7 employee assistance programme, as well as a comprehensive external confidential website that provides access to health information and fact sheets on a wide range of topics. We also provide free counselling and continue to provide stress risk and workstation assessments. We have people working a range of shifts, whom we proactively support by increasing employees' and managers' knowledge about the different demands that working shifts brings.

We began a programme to offer each engineer the option of a personalised health assessment with a feedback profile to help target problem areas.

Communication

We are continually seeking ways of engaging with our employees, which ensures we focus on the issues that matter to the business and our people. The key focus of our communication is to share the business vision and goals in a way which involves our people. The recent 'What's Next?' event gave 500 leaders, communicators and key contributors the opportunity to meet over 200 Sky customers directly and hear what really matters to them. This was the beginning of a cascade on Sky's vision and goals to all our people.

Along with the Sky Forum, which enables two-way communication between management and people at all levels from across Sky, we communicate through a variety of channels to reach our diverse locations and job roles, including the Group's employee magazines 'Vision' and 'Digitalk' (for Sky engineers); our re-launched intranet; global e-mails; leadership forums; and department road shows.

RISK FACTORS

This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in "Financial Review – Introduction – Overview and Recent Developments". These risks could materially adversely affect any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

Our business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect our ability to operate or compete effectively.

We are subject to regulation primarily under UK and European Union legislation. The regimes which affect our business include broadcastin telecommunications, competition (anti-trust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or ne regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies (regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or mo of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or oth aspects of our business, or that of any of our competitors, could have a material adverse effect on our business and the results of our operation

The European Commission's investigation into the joint sale of broadcasting rights to FAPL football matches concluded with the Europe Commission's adoption, in March 2006, of a decision rendering certain commitments offered by the FAPL to the European Commission legal binding. The commitments are to remain in force until June 2013 and relate to the auction of media rights by the FAPL for the 2007/08 to 2009/1 seasons and its subsequent auction of rights. The commitments provide, among other things, for the FAPL to sell live TV rights in six balance packages, with no one bidder being allowed to buy all six packages, and for packages to be sold to the highest standalone bidder. The Group h been awarded four of the six packages of rights to show live coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.

The Commission's decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities (national courts. The decision does not address competition issues which may arise from contracts for rights in relation to FAPL matches from th 2007/08 seasons onwards; any such issues could be assessed separately under the competition rules at either European or national level. We are n yet able to assess whether, or the extent to which, these developments will have a material effect on the Group.

We cannot assure you that we will succeed in obtaining all requisite approvals and licences in the future for our operations without the imposition (restrictions which may have an adverse consequence to us, nor that compliance issues will not be raised in respect of our operations conducted pric to the date of this filing.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitiv

We face competition from a broad range of companies engaged in communications and entertainment services, including cable television provider digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment product companies, betting and gaming companies, companies developing new technologies and other suppliers of news, information, sports an entertainment, as well as other providers of interactive services. Our competitors increasingly include communication and entertainment provider who are offering services beyond those with which they are traditionally associated, either through engaging in new areas or due to the tren towards convergence of the means of delivery of different communication and entertainment services. Our competitors include organisations whic are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. Were such mandate to be changed, this could lead t an increase in the strength of competition from these organisations. Although we have continued to develop our services through technologic innovation and in licensing, acquiring and producing a broad range of content, we cannot predict with certainty the changes that may occur in th future which may affect the competitiveness of our businesses. In particular, the means of delivering various of our (and/or competing) services ma be subject to rapid technological change. Our competitor's positions may be strengthened by an increase in the capacity of, or developments in, th means of delivery which they use to provide their services.

Viewers with a Sky+ digibox (or any other personal video recorder) or viewers of on-demand programming may choose not to view advertisin including that on Sky Channels and Sky Distributed Channels. We therefore cannot assure you that our advertising revenues will not be negativel impacted by this behaviour. We also cannot assure you that advertising revenues for Sky Channels currently offered on other platforms will not b negatively impacted in the future by the offering of similar devices by other operators.

Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce, programming content that is attractiv to our subscribers. The programme content and third party programme services we have licensed from others are subject to fixed term contract which will expire or may terminate early. We cannot assure you that programme content or third party programme services (whether on a renewa or otherwise) will be available to us at all or on acceptable financial or other terms (including in relation to technical matters such as encryption territorial limitation and copy protection). Similarly, we cannot assure you that such programme content or programme services will be attractive t our customers, even if so available.

The future demand and speed of take up of our DTH service, and our proposed broadband and telephony services will depend upon our ability t offer them to our customers at competitive prices, competitive pressures from competing services (which include both paid-for and free-to-ai offerings), and our ability to create demand for our products and to attract and retain customers through a wide range of marketing activities. Th future demand and speed of take up of our services will also depend upon our ability to package our content attractively. In addition, we operate in geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate o economic growth and/or a decline in consumer confidence on our ability to continue to attract and retain subscribers, is uncertain. We therefor annot assure you that the current or future marketing and other activities we undertake will succeed in generating sufficient demand to achieve our perating targets.

)n 3 March 2006, it was announced that ntl and Telewest had completed a merger. On 4 July 2006, it was announced that the acquisition of Virgin obile by ntl:Telewest had completed. ntl:Telewest has also entered into an exclusive licence agreement with Virgin Enterprises Limited for the use of he Virgin brand for ntl:Telewest's consumer business. At this stage, we are not yet able to assess whether the merger of ntl and Telewest, the cquisition by ntl:Telewest of Virgin Mobile, or the rebranding of the ntl:Telewest consumer business under the Virgin brand, will have a material ffect on our business.

;c cannot guarantee that the anticipated implementation and operation of our broadband services and network will be fully achieved, including :ithin the proposed timescale or budget.

ollowing our acquisition of Easynet in January 2006 for £223 million, in July 2006, we announced the launch of our broadband service, to include apital expenditure investment in our broadband network and services of approximately £250 million in the first two years. It is intended that our roadband network, which currently covers 28% of UK households, will be expanded to cover approximately 70% of all UK households by the end of alendar 2007. In common with other projects of this scale, there is a risk that the implementation and future operation of our broadband services, nd operation and expansion of our broadband network, may not be carried out as currently envisaged, including within the proposed timescale or udget.

ur business is reliant on technology which is subject to the risk of failure, change and development.

Ve are dependent upon satellites which are subject to significant risks that may prevent or impair proper commercial operations, including defects, lestruction or damage, and incorrect orbital placement. If we, or other broadcasters who broadcast channels on our DTH platform, were unable to btain sufficient satellite transponder capacity in the future, or our contracts with satellite providers were terminated, this would have a material dverse effect on our business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of ur transmission systems or uplinking facilities, could have a material adverse effect on our business and operations.

Ve are dependent on complex technologies in other parts of our business, including our CRM systems, broadcast and conditional access systems, dvertising sales, supply chain management systems and our telecoms network infrastructure, including WAN, LLU, CISCO core IP network, Marconi/ lcatel optical network and complex application servers.

n terms of the delivery of our broadcast services, we are reliant on a third party telecommunications infrastructure to distribute the content between)sterley and our primary and secondary uplink sites at Chilworth and Fair Oak.

n addition, our network and other operational systems are subject to several risks that are outside our control, such as the risk of damage to oftware and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of dditional factors.

Any failure of our technologies, network or other operational systems or hardware or software that results in significant interruptions to our operations could have a material adverse effect on our business.

There is a large existing population of digital satellite reception equipment used to receive our services, including digiboxes and ancillary equipment, in which we have made a significant investment and which is owned by our customers (other than the smart cards and the software in the digiboxes, to which we retain title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade significantly the existing population of digiboxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on our business.

The deployed digiboxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. We have, to date, been able to carry out software downloads from time to time to reconfigure the memory utilisation in these digiboxes in order to accommodate additional and increasingly complex services. If this course of action was not available to us, we may be limited in our ability to upgrade the services available via our digiboxes, such as interactive services and the EPG.

Failure of key suppliers could affect our ability to operate our business.

We are reliant on a consistent and effective supply chain to meet our business plan commitments and to continue to maintain our network. A failure to meet our requirements or delays in products from suppliers, discontinuance of products or services, or deteriorating support quality, may impact on our ability to deliver our products and services. No assurance can be made that a broad economic failure or decline in quality of equipment suppliers in our industry will not occur. Any such occurrence could have a material adverse effect on our business.

We use a series of BT Openreach products within our LLU plans. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to our network (BES) and finally individual copper lines that go between the central office equipment and the end user's house (SMPF/MPF lines). We purchase these from BT Openreach under terms and conditions outline within the Ofcom Telecoms Strategic Review ("OTSR") settlement between Ofcom and BT. The OTSR settlement stipulates that we buy these product on a fully equivalent basis when compared to other operators who supply broadband, telephony and network products and services. Ofcom has se up an "Equivalence of Access Board" whose role is to monitor and ensure that all Equivalence of Input requirements under the OTSR Settlement ar being enacted. Despite the requirements of the OTSR Settlement, failure by BT Openreach to provide its products to us on a fully equivalent basi could have a material adverse effect on our business.

We are reliant on encryption and other technologies to restrict unauthorised access to our services.

Direct access to our services via DTH is restricted through a combination of physical and logical access controls, including smart cards which w provide to our individual DTH subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards o otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart card sooner than otherwise planned. We continue to work with our technology suppliers to ensure that our encryption and other protection technology i as resilient to hacking as possible, however, there can be no assurance that it will not be compromised in the future. We are reliant also upon th encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which we mak available.

Our network and other operational systems rely on the operation and efficiency of our computer systems. Although our systems are protected b firewalls, there is a risk that our business could be disrupted by hackers or viruses gaining access to our systems. Any such disruption, and an resulting liability to our customers, could have a material adverse effect on our business.

We undertake significant capital expenditure projects, including technology and property projects.

In July 2006, we announced expected capital expenditure of approximately £250 million in the first two years in relation to our broadband networ and services. In August 2004, we announced an incremental capital expenditure programme of approximately £450 million, which was to b incurred over four years in support of our growth strategy. This expenditure is in addition to core capital expenditure, which is expected to b approximately £100 million per annum. As is common with capital expenditure projects of this scale, there is a risk that they may not be complete as envisaged, either within the proposed timescale or budget, or that the anticipated business benefits of the projects may not be fully achieve

We, in common with other services providers that include third party services which we retail, rely on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.

Our services largely comprise content in which we own, or have licensed, the intellectual property rights, delivered through a variety of medi including broadcast programming, interactive television services, and the internet. We rely on trademark, copyright and other intellectual proper laws to establish and protect our rights in this content. However, we cannot assure you that our rights will not be challenged, invalidated (circumvented or that we will successfully renew our rights. Third parties may be able to copy, infringe or otherwise profit from our rights or conte which we own or license, without our, or the rightsholder's, authorisation. These unauthorised activities may be more easily facilitated by th internet. In addition, the lack of internet specific legislation relating to trademark and copyright protection creates an additional challenge for us protecting our rights relating to our on-line businesses and other digital technology rights.

We generate wholesale revenues from a limited number of customers.

Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, have comprised principally ntl ar Telewest. On 3 March 2006, it was announced that ntl and Telewest had completed a merger. On 4 July 2006, it was announced that the acquisitic of Virgin Mobile by ntl:Telewest had completed. Economic or market factors, or regulatory intervention, or a change in strategy by ntl:Telewest as relates to the distribution of our channels, may adversely influence the wholesale revenue we receive from ntl:Telewest, which may negatively affe our business.

We are subject to a number of medium and long-term obligations.

We are party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, f example, our transponder agreements) which impose financial and other obligations upon us. Were we unable to perform any of our obligatio under these agreements and/or arrangements, it could have a material adverse effect on our business.

GOVERNMENT REGULATION

We are subject to regulation primarily in the UK and the European Union. The regimes which affect our business include broadcastin telecommunications and competition (anti-trust) laws and regulation.

UK

Communications Act 2003

The Communications Act 2003 (the "Communications Act") forms the basis of the communications regulatory regime in the UK which is enforced by a single unified regulator, Ofcom (which replaced the five previous regulatory bodies responsible for the sector, including the Office of Telecommunications ("Oftel") and the Independent Television Commission ("ITC")).

Spectrum

Under the Communications Act Ofcom is introducing a new system for the management of spectrum. This is intended to enhance the efficiency of spectrum use through liberalisation of use and trading in spectrum, whilst protecting the quality of spectrum. This new regime may include a voluntary system of Recognised Spectrum Access ("RSA") which would afford some protection from interference for satellite downlinks and would include a charging mechanism for the use of relevant spectrum. Ofcom has announced that it intends to consult the public on the application of RSA to satellite downlinks, for which no date is currently set.

Ofcom review of public service broadcasting

Ofcom has undertaken, under the Communications Act, a review of public service broadcasting. In September 2004, Ofcom published its second report on this review in which it considered the position of public service broadcasting after digital switchover. In the report, Ofcom makes a number of proposals, one of which is the creation of a "Public Service Publisher" ("PSP"), a new publicly-funded service, which Ofcom considers would ensure a continued plurality in the provision of public service broadcasting. Ofcom published its final report on this review in February 2005 in which it expanded on the PSP concept.

Ofcom considers that the PSP would require around £300 million funding a year. It contemplates three possible sources of funding for the PSP: general taxation, an enhanced television licence fee, or a tax on the turnover of UK licensed broadcasters. It is therefore possible, if the Government and Parliament were to accept the PSP proposition and fund it under the broadcaster tax model, that the Group would be required to contribute to such funding.

The Government has confirmed (in the white paper entitled "A public service for all: the BBC in the digital age" published in March 2006) that a review of whether there is a case for providing funding to recipients beyond the BBC (such as Ofcom's proposed PSP) will take place towards the end of the process of digital switchover with the option of conducting an earlier review before 2010 (see "Competition – Digital Switchover" section above).

Our Television Services Licences

The broadcasting services provided by us are currently regulated by Ofcom as Television Licensable Content Services ("TLCS"), Digital Television Programme Services ("DPS"), and Digital Television Additional Services ("DAS") pursuant to the Broadcasting Act 1990, as amended and supplemented by the Broadcasting Act 1996 (together, the "Broadcasting Acts") and the Communications Act.

We and our broadcasting joint ventures each currently hold a TLCS licence for each of our respective channels and for a number of other broadcasting services, including our EPG on digital satellite. A TLCS licence permits a channel to be broadcast on cable, DSL or satellite but does not confer on a TLCS licensee the right to use any specified satellite, transponder or frequency to deliver the service. TLCS licences are granted for an indefinite duration (for so long as the licence remains in force) and new licences are issued by Ofcom if certain minimum objective criteria are met. We have also been issued a DPS licence, which is required for the distribution of our channels via DTT, and a DAS licence for the distribution of other services (including Sky Text) on DTT.

Ofcom Powers

In common with all television licences issued by Ofcom, our licences impose on us an obligation to comply with the Codes and Directions issued by Ofcom from time to time. The Codes include requirements as to impartiality and accuracy of news programming, requirements as to harm and offence and the portrayal of sex and violence, and restrictions on the quantity and distribution of advertisements. Ofcom's Broadcasting Code came into force in July 2005 replacing the six Codes it inherited from the ITC and other legacy regulators (the Broadcasting Standards Commission ("BSC") Code on Fairness and Privacy, the BSC Code on Standards, the ITC Programme Code, the ITC Code of Programme Sponsorship, the Radio Authority ("RA") News and Current Affairs Code and Programme Code, and the sponsorship rules contained in the RA Advertising and Sponsorship Code). Ofcom has residual powers in relation to the regulation of the content of broadcast advertising. It has devolved this responsibility to the Advertising Standards Authority, a self regulatory body. In May 2006, Ofcom published a new Cross Promotion Code, replacing the previous ITC Code. The rules contained in the new Ofcom Code are designed to ensure cross-promotions on television are distinct from advertising (which is subject to rules on maximum per hour minutage) and to inform viewers of services likely to be of interest to them as viewers. The new Code allows broadcasters only to promote "broadcasting-related services" in promotional airtime subject to the requirement that the promotion is provided for no consideration. The new Code provides non-binding guidance that no consideration will be presumed to have passed where the promoting channel has a shareholding 30% or more in the promoted channel (or vice versa). The new Code also contains additional rules, applicable only to ITV1, Channel 4 and fiv requiring all references to digital retail television services or digital television broadcasting platforms to be on an equal and impartial basis. The ne Code came into effect on 10 July 2006.

Ofcom may revoke a licence in a range of circumstances, including licence breach, in order to enforce the restrictions contained in the Broadcastir Acts (as amended by the Communications Act) on the ownership of media companies, or in the event that the characteristics of the licensee chang so that it would not be granted a new licence. In addition, the amended Broadcasting Acts prohibit "disqualified persons" from holding certa licences. Disqualified persons include any bodies whose objects are wholly or mainly of a political nature and advertising agencies. Religious bodie are prohibited from holding certain licences but can seek Ofcom's prior approval to hold other types of licences (including a TLCS or DPS licence

Media Ownership

The UK's rules in respect of media ownership, which are contained in the Broadcasting Acts and the Communications Act, currently preclude us (fo as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than 20% interest in any Channel 3 licence (which covers the 15 regional ITV1 licences and GMTV). Certain restrictions also apply to the ownership of loc radio businesses by persons that own local newspapers in the same area (or to persons who are connected to such persons). There are also certai restrictions on the ownership of multiple radio multiplex licences. The Communications Act has also introduced a "plurality" test for media merger (see "Competition (Anti-trust) Law – UK Competition Law Regime – Enterprise Act 2002 – Mergers" below). In April 2006 Ofcom published guidanc on "the definition of control of media companies". This guidance sets out the matters which Ofcom will take into consideration when assessir "control" in this context, and the procedure it will follow when investigating whether "control" exists.

Digital Terrestrial Television

The Broadcasting Act 1996 established a framework for DTT broadcasting in the UK. Certain "multiplex" frequencies are currently used to transm public service and other channels. In August 2002, the ITC confirmed its conditional decision to award three multiplex licences to the BBC an National Grid Wireless Limited (formerly Crown Castle UK Limited) for an initial twelve year term. As part of an agreement with National Gri Wireless Limited, we have agreed to supply versions of three channels, namely Sky News, Sky Sports News and Sky Three (as well as Sky Text unencrypted free-to-air via the DTT platform marketed under the brand "Freeview" (see "History and Development of the Group and Busines Overview – Distribution – DTT Distribution" above). When these multiplex licences were awarded in 2002, Ofcom included a requirement in three o the six multiplex licences that all of the services they carry "shall be provided on a free to air basis save with the prior consent of Ofcom". This "fre to air only" restriction was contained in the licences for multiplex B (operated by BBC Free to View Ltd) and multiplexes C and D (both operated b National Grid Wireless Limited). Sky's services are currently carried on multiplex C. Following consultation earlier this year, in April 2006 Ofcor published a statement concluding that the "free to air only" restriction is no longer necessary and so can be removed from the relevant licences, i response to a request from the relevant multiplex licence holder.

Listed Events – Limits on Exclusive Distribution Rights

The Broadcasting Act 1996 (as amended by the Communications Act) provides that no UK broadcaster may undertake the exclusive live broadcast o certain sporting or other events of national interest designated by the Secretary of State from time to time ("listed events"), whether on a free-to-a or subscription basis, without the previous consent of Ofcom. The effect of these rules is that many leading sports events cannot be show exclusively live on pay television in the UK. In August 2004, Ofcom published a consultation on a draft Code on listed events which largely seeks t formalise the listed events regime as previously applied by the ITC. Ofcom has not yet published the final Code. In September 2005, the Secretary o State for Culture, Media and Sport indicated that a review of listed events is likely to take place around 2008/09.

A list of designated events in Ireland has also been defined, under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation o Major Events) Order 2003. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in Irelanc In early 2006, the Irish Government conducted a review of its list of designated events; in April 2006, it announced that, following consultatio undertaken as part of this review, it did not propose to make any changes to its list.

Television Access Services

The Communications Act prescribes certain annual targets for television access services (subtitling, audio description and signing) broadcasters licensed channels must meet. Ofcom has set out its guidance on broadcasters' compliance with these requirements in its Code on Television Acces Services which applies to all licensed channels. Under this Code, Ofcom requires broadcasters to provide quarterly returns to Ofcom reporting o their licensed channels' compliance over the previous quarter; Ofcom then publishes quarterly reports on broadcasters' compliance. In 2005, all o Sky's channels met their relevant access services targets. In the first quarter of 2006, all of Sky's channels exceeded their relevant targets, except Sk Box Office for audio description, in relation to which we explained to Ofcom that, as the targets are designed to be measured against transmissio time on linear services, the targets do not truly reflect the commitment made to access services on programming broadcast on pay-per-viev ervices, and that around 25% of titles on Sky Box Office had actually been audio described. Ofcom has not advised us that, in relation to the Sky ›ox Office service, any remedial measures are necessary.

n June 2006, Ofcom consulted on a review of its Code on Television Access Services: it did not propose any significant changes to the provision and eporting of subtitling and audio description but, in relation to signing (and in light of evidence it had received that signing on television is not neeting the needs of sign language users), Ofcom has proposed consulting further on possible alternative options to the present signing targets set ›er channel. Sky indicated its support for such a further review in its response to this consultation. Ofcom has not yet published the outcome of the ›resent consultation. At this stage, the Group is unable to ascertain the outcome of this consultation process.

Our Telecommunications Licences

We operated under a number of class licences under the Telecommunications Act 1984 in relation to the technical side of our transmissions until 25 July 2003, when these class licences were revoked by the Communications Act and replaced with authorisations or continuation notices. The most mportant of these relate to conditional access, EPGs and access control services for digital transmissions. These are discussed further in the context ›f the UK's implementation of European Union legislation (see "European Union – Electronic Communications Directives" below).

Broadband and Telephony

As a Communications Provider under the Communications Act, the Group is regulated in relation to the supply of broadband internet access services and public telephony services. All Communications Providers are subject to a set of basic conditions (the "General Conditions of Entitlement"): in relation to the provision of electronic communications services (which includes the provision of broadband internet access services and public telephony services), these conditions include the following:

- a requirement to ensure that any end-user can access the emergency services
- a requirement to support number portability for customers wishing to switch to or from another network provider
- a requirement that customers are offered contracts that satisfy certain minimum standards
- a requirement to ensure that any end-user can access directory enquiry and operator assistance services
- a requirement to publish up-to-date price and tariff information
- a requirement to provide accurate billing, itemized on request from each customer
- a requirement to publish codes of practice concerning the services provided and the handling of customer complaints and resolving disputes.

As a network operator, Easynet is also subject to requirements to negotiate network interconnection, to comply with relevant compulsory standards and to take all reasonable steps to maintain (to the greatest extent possible) the proper and effective functioning of its public telephone network.

The Group has published a Code of Practice dealing with Sky Talk products, services and customer care procedures, and a Code of Practice concerning the sales and marketing practices for the Sky Talk telephony service. The Group will also publish a Code of Practice dealing with customer complaints procedures for the provision of Sky Broadband and has also signed up to the industry-led Broadband Service Provider Migration Code of Practice which establishes a process for the switching of broadband customers between ISPs. The Sky Talk and Sky Broadband services are registered with the telecommunications ombudsman service Otelo.

Ofcom can also impose various specific conditions on Communications Providers under the Act, for example where a provider has been determined as having significant market power (which equates with the competition law concept of dominance). The only such specific conditions to which we are currently subject relate to call termination services (to ensure that calls originated on one fixed network can be terminated on all other fixed networks): we are required under a specific condition to provide fixed geographic call termination services on Easynet's network on fair, reasonable and non-discriminatory terms. The same condition is applied to all operators of fixed public electronic communications networks in the UK.

Any breach of these conditions could result in Ofcom issuing a direction against us to rectify the breach, and/or lead to the imposition of a fine or, ultimately, to the suspension of the Group's right to provide such electronic communications services.

The Group is a member of the Internet Watch Foundation which provides a UK hotline for users to report potentially illegal content, specifically child abuse images hosted anywhere in the world or content hosted in the UK which is either criminally obscene or could incite racial hatred.

The European Commission has proposed, as part of its current consultation, to extend certain terms of the Television Without Frontier Directive to "non-linear" services (see European Union – *The Television Without Frontiers Directive* below), which could result in the Group being required to meet certain standards in relation to the provision of "non-linear" content relating to the protection of minors and human dignity.

Betting and Gaming

We carry out our betting and gaming activities through two Group companies, Hestview Limited ("Hestview") and Bonne Terre Limited ("Bonr Terre"). Hestview carries out its betting activities under a UK bookmaker's permit issued in accordance with the Betting, Gaming and Lotteries A 1963 and is regulated by the (UK) Gambling Commission. When the new Gambling Act 2005 is brought into force (expected to take place in calend 2007) Hestview will be required to operate under the new act.

Bonne Terre, a company registered in Alderney, carries out its gambling activities under a licence granted by the Alderney Gambling Contr Commission under the terms of The Gambling (Interactive Gaming) (Alderney) Ordinance 2001 and is regulated by that body.

European Union

The Television Without Frontiers Directive

The EC Television Without Frontiers Directive 1989 ("TWF Directive"), as revised in 1997, sets forth basic principles for the regulation of televisic broadcasting activity in the European Union. The UK has adopted a variety of measures to give effect to the requirements of the TWF Directive. Th European Commission is responsible for monitoring compliance and has authority to initiate infringement proceedings against Member States whic fail to implement the TWF Directive properly.

The European Commission is currently consulting on the provisions of the TWF Directive and put forward proposed legislation to amend the TW Directive in December 2005. A principal issue is whether to extend the scope of the TWF Directive, which currently only applies to broadcasting, t include all audiovisual content delivered by electronic means (but excluding private communications). This could mean that "non-linear" service (such as services delivered using the internet) would be required to meet certain minimum standards including in relation to the protection minors and human dignity, and certain (limited) restrictions in relation to advertising (notably concerning alcohol advertising and advertising t minors and prohibiting "surreptitious" advertising). Other issues for consultation include stricter monitoring and enforcement of the certai programme and independent production quotas; new provisions in relation to cross-border access to rights to short programme extracts for use i informational programmes (such as news programmes); and increasing the (minimum) period between advertising breaks for children's, religiou and news programmes from 20 minutes to 35 minutes. The proposals also contemplate the acceptance of product placement (as long as it is clear signalled). If the Commission's proposals are adopted, amendments to the TWF Directive are unlikely to come into effect for several years. At th stage, the Group is unable to ascertain the outcome of this consultation process.

Programme and Independent Productions Quotas

Articles 4 and 5 of the TWF Directive require Member States to ensure "where practicable and by appropriate means" that (a) broadcasters reserve majority proportion of their transmission time for European works, and (b) broadcasters reserve at least 10% of their transmission time or, at th discretion of the Member State, at least 10% of their programming budget for European works created by producers who are independent broadcasters (in relation to (b) an adequate proportion of such works should be produced within the five years preceding their transmission). Th term "where practicable and by appropriate means" is not defined in the TWF Directive and is left for the interpretation of each Member State. I applying these requirements, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services are exclude

A condition requiring licensees to comply with these requirements of the TWF Directive, where practicable, and having regard to any guidance issue by Ofcom for the purpose of giving effect to the relevant provisions of the TWF Directive, was introduced by Ofcom into all Broadcasting Act licence (including TLCS and DPS licences) in December 2003. On 10 February 2005, Ofcom published guidance in relation to compliance with Articles 4 and of the TWF Directive.

Ofcom's guidance requires television broadcasters, who consider that it would not be practicable to meet one or more of the quota requirements, t explain why to Ofcom, which will advise whether any remedial measures are necessary. If Ofcom does not accept that it is not practicable for broadcaster to meet the relevant quota requirements, possible consequences may include Ofcom issuing a direction under the Broadcasting Ac licence requiring compliance with the licence condition and a fine for contravention of the licence condition. Ofcom also has the ultimate power t revoke a broadcaster's Broadcasting Act licence where it is found to be in breach of its licence (if no other remedies are considered appropriate Ofcom has not yet provided an indication of its approach to enforcement of the licence conditions which is not addressed in the guidance.

A number of our channels currently meet the relevant quota requirements for both European works and European independent productions. Some c our channels only meet one of the relevant quotas and some do not meet either quota. For those channels that do not currently reserve the relevar proportion of relevant transmission time to European works or to European independent productions, it may not be practicable to do so, in whic case those channels would still comply with the condition in their Broadcasting Act licences. Ofcom has not advised that any remedial measures ar necessary in respect of these channels, nor has it advised that it does not accept that it is not practicable for any of these channels to meet th relevant quota requirements.

lectronic Communications Directives

he EC Electronic Communications Directives, which include the Access Directive, Authorisation Directive, Framework Directive and Universal Services)irective, (together the "EC Directives") provide a framework for the regulation of electronic communications networks and services and associated acilities within the European Union. The EC Directives, notably the Framework and Access Directives, apply to us in relation to the regulation of onditional access services, access control services, EPGs and standards for the transmission of television signals. Their provisions were implemented n the UK by the Communications Act in July 2003 and which conferred the regulatory function in the UK on Ofcom. In December 2005, the European ommission commenced a periodical review of the functioning of the EC Directives which will remain ongoing in the course of 2006. At this stage, he Group is unable to ascertain the outcome of this consultation process.

onditional Access Services and Technology

he regulation of conditional access for digital television services is carried out in the UK under the Communications Act, the principal requirements of which include:

- that the provision of conditional access services to other broadcasters should be on fair, reasonable and non-discriminatory terms;
- that providers of conditional access services should co-operate with cable operators regarding transcontrol (the process of changing a conditional access system) at cable head-ends; and
- that, where conditional access technology is licensed to manufacturers of digital decoders, such licences should be on fair, reasonable and non-discriminatory terms.

These requirements have been applied as conditions imposed under the Communications Act on our subsidiary Sky Subscribers Services Limited ("SSSL"), which has been identified as a provider of conditional access services.

n May 2002, Oftel published its guidelines entitled "The pricing of conditional access services and related issues" and in October 2002 published evised guidelines on the pricing of conditional access services. These guidelines set out Oftel's policy towards the regulation of the supply of onditional access (and access control) sources (including the structure of tariffs charged for such services). Ofcom continued to apply these guidelines after it replaced Oftel. In May 2005, Ofcom started a review of these guidelines which led to the publication of its two consultation documents on the "Provision of Technical Platform Services". We are actively participating in this review which remains ongoing. At this stage, we are unable to determine whether the review will have a material effect on the Group.

Access Control Services

The provision of access control services (which include services, other than conditional access and EPG services, that control access to digital elevision services) is also regulated. Our subsidiary, SSSL, is currently designated a regulated supplier in respect of its activities in providing access control services to third parties on our DTH platform and it is, among other things, subject to the obligation to provide such access control services on air, reasonable and non-discriminatory terms and not to favour related companies. This designation, set out in a continuation notice issued by Oftel under the Communications Act in July 2003, will remain in place for as long as SSSL is considered to have significant market power. In November 2003, Oftel commenced a review under the Communications Act to determine whether any provider of access control services has (or, in the case of SSSL, continues to have) significant market power. The deadline for comments on the consultation document was in January 2004. Ofcom has yet to publish its conclusions to this consultation; in the meantime, SSSL continues to be subject to the regulatory regime under this continuation notice.

Ofcom has indicated in its present review of the Provision of Technical Platform Services that the general principles of cost recovery set out in its proposed guidelines would, once in force, also apply to the provision of access services.

Regulation of Electronic Programme Guides

In addition to being required to hold a TLCS licence in relation to the broadcasting of our EPG, the provision of EPG services is also regulated. We are required to provide these services to other broadcasters on fair, reasonable and non-discriminatory terms and not to favour related companies. These requirements have been applied under a continuation notice issued by Oftel in July 2003. Ofcom has consulted on replacing this continuation notice with authorisation conditions under the Communications Act, the deadline for comments on the consultation document having been in March 2004. Ofcom has yet to replace this continuation notice following this consultation and therefore the continuation notice still applies. The Communications Act does not, however, envisage that the manner of regulation of EPGs will change.

Ofcom's proposed guidelines being consulted on as part of its present review of the Provision of Technical Platform Services would, once in force, also extend to the provision of EPG services.

We are also required to offer listings on our EPG in accordance with Ofcom's Statement on Code on Electronic Programme Guides (July 2004) ("EPG Code"), which applies to all providers of EPGs licensed under the Broadcasting Acts. This requires us to give public service channels (which currently comprise all BBC television channels, ITV1, Channel 4, five, and S4C Digital and the digital public teletext service) such degree of prominence as Ofcom considers appropriate. Ofcom's EPG Code provides guidance as to its interpretation of this requirement. We are also obliged by Ofcom's EPG

Code, *inter alia*, to provide EPG services on fair, reasonable and non-discriminatory terms; not to give undue prominence to connected channels; to maintain and publish an objective policy for allocating listings; and not to require exclusivity on an EPG for any service.

Transmission Standards

The use of standards for the transmission of television signals is also governed by the EC Directives (notably the Access and Universal Services Directives) which required Member States to impose transmission standards on broadcasters of television services. These requirements on technical standards have been implemented in the UK by The Advanced Television Services Regulations 2003 and are administered by Ofcom.

Interoperability

Under the terms of the Framework Directive, the European Commission published its review of progress towards facilitating access for content providers to multiple platforms in July 2004. The European Commission found that there was no case for mandating the use of technical standards for the delivery of interactive services at present, but that Member States should continue to promote open and interoperable standards for interactive digital television. The European Commission issued a communication in February 2006 in which it concluded that there remained no case for mandating any technical standard, stating that mandation would not contribute significantly to the growth of interactive digital television in Europe and, in fact, could have significant negative effects.

Ireland

We are currently not regulated by the Irish national communications regulatory authority, ComReg, as the services offered by us fall under the jurisdiction of Ofcom in the UK. All of the EC Directives were also implemented in Ireland on 25 July 2003. During the consultations concerning the implementation of the EC Directives in Ireland, ComReg indicated that it would be seeking to regulate our Irish operations. However, in June 2003, ComReg clarified that it would not, for the time being, seek to regulate the provision of access to broadcasting networks or the delivery of content services to end users in Ireland under the EC Directives.

Environmental

We are subject to environmental regulations that require our compliance. Failure to meet the requirements of such regulations may lead to fines being incurred or damage to our brand image.

Recent regulations based on European Union Directives, notably the Waste Electrical and Electronic Equipment Directive ("WEEE Directive") and the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment Directive ("RoHS Directive") necessitate the removal of stipulated hazardous substances from products placed on the market after mid 2005 within set timeframes and the recovery and recycling of electrical products to specified levels. Both Directives apply to our purchase and supply of digiboxes and related equipment and require registrations to be completed by us, our suppliers and retailers.

Other changes in the categorisation, segregation, storage and removal of certain hazardous wastes require us to register sites that produce such wastes. Without registration, hazardous wastes are not able to be removed from site for disposal. Incorrect disposal may lead to regulatory action.

We track draft environmental directives and regulations to establish their applicability to the business and enable an appropriate response to be planned and implemented.

Competition (anti-trust) law

We are subject to the European competition law regime (administered by the European Commission and by the competition authorities and civil courts in each Member State) and to individual national regimes in the countries in which we operate, of which the principal country is the UK. We are also subject to specific competition regulation by Ofcom under powers contained in the Communications Act.

UK Competition Law Regime

The Competition Act 1998

On 1 March 2000, the Competition Act 1998 ("Competition Act") came into force in the UK. It aligns UK domestic competition law with European law, in particular Articles 81 and 82 of the EC Treaty.

Anti-Competitive Agreements

The Chapter I prohibition of the Competition Act prohibits agreements which have the object or effect of preventing, restricting or distorting competition in the UK. An agreement will only infringe the Chapter I prohibition if it is likely to have an appreciable effect on competition.

Agreements which fall within the scope of the Chapter I prohibition will not be prohibited where they meet specific statutory criteria, that is, where they produce beneficial effects in improving production or distribution or promoting technical or economic progress, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.

Abuse of a Dominant Position

The Chapter II prohibition of the Competition Act prohibits abusive behaviour by dominant firms.

Effect on Our Affairs

In November 2001, the arrangements relating to the Attheraces ("ATR") joint venture (made between Arena Leisure plc, the Group, Channel Four Television Corporation and The Racecourse Association Limited ("RCA")) were notified to the Office of Fair Trading ("OFT") seeking either a clearance or exemption under Chapter I of the Competition Act. In April 2004, the OFT issued its decision in which it found that the Chapter I prohibition of the Competition Act had been infringed to the extent that the notified arrangements entailed the collective sale by the 49 racecourses of certain of their media rights to ATR. The OFT did not impose a penalty on the notifying parties. The RCA and the British Horseracing Board appealed the OFT's decision to the Competition Appeal Tribunal ("CAT") which issued its judgment in August 2005. The CAT found that the OFT had erred in its decision and was wrong to find an infringement of the Chapter I prohibition. The OFT's infringement decision was therefore set-aside.

Enterprise Act 2002

Mergers

The merger provisions of the Enterprise Act 2002 ("Enterprise Act") provide that the OFT has a duty to refer relevant merger situations (i.e. transactions which involve a change in control between previously distinct enterprises) to the Competition Commission ("CC") where it has a reasonable belief that they will result in a substantial lessening of competition (and it has not been possible to agree a remedy).

The CC would then decide whether the relevant merger situation would substantially lessen competition and, if so, decide appropriate remedies. A relevant merger situation qualifies for investigation where it satisfies either a "share of supply" or turnover test contained in the Enterprises Act.

The Communications Act has amended the Enterprise Act merger control provisions to introduce (among other things) a "plurality" test for mergers between broadcasters (or involving broadcasters and newspaper enterprises). Under the plurality test, the Secretary of State is able to intervene in, and take certain decisions concerning, mergers involving broadcasters, on the basis of the plurality test. The Government issued guidance in May 2004 stating, however, that its policy is to consider intervention in mergers involving media enterprises only where the media ownership rules have been removed by the Communications Act, save in exceptional circumstances (which would be where the Secretary of State considers that the merger would give rise to serious public interest concerns).

Market Investigations

The market investigation provisions of the Enterprise Act provide that the OFT may make a market investigation reference to the CC where it has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts, or distorts competition in connection with the supply or acquisition of any goods or services in the UK or a part of the UK. Ofcom has market investigation powers, concurrent with the OFT, in relation to the communications sector. Instead of making a reference to the CC, the OFT or Ofcom may accept remedial undertakings from the companies concerned.

Where the OFT (or, in relation to the communications sector, Ofcom) makes a market investigation reference to the CC, the CC will conduct a detailed inquiry. The CC may decide that remedial action is required if it finds that there is an adverse effect on competition in a market under investigation. Ultimately, the CC has extensive powers to impose remedial action including the divestment of parts of a business and the prohibition on the performance of agreements.

Any decision by the OFT, the CC or Ofcom relating to market investigations can be appealed to the CAT (on a judicial review basis).

Effect on our Affairs

Our operations are subject to both the Enterprise Act and the Competition Act. To date, there have been no market investigation references made to the CC which concern any sector in which the Group is active. The Secretary of State has yet to invoke the media plurality intervention powers in relation to a media merger.

Ofcom Competition Jurisdiction

In addition to its concurrent powers under the Competition Act in relation to the communications sector, under the Communications Act Ofcom has (among others) a duty to further the interests of consumers, where appropriate, by promoting competition in relevant markets. It also has powers to use Broadcasting Act licence conditions to ensure fair and effective competition in the provision of licensed services and connected services.

Ofcom has not made any rulings using either its concurrent Competition Act powers or powers to ensure fair and effective competition under the Communications Act that have had a material adverse effect on our business during fiscal 2006.

Irish Competition Law Regime

Our operations in Ireland are subject to the Irish competition law regime which regulates anti-competitive agreements, abuses of dominant positions, and mergers.

European Union Competition Law Regime

Anti-Competitive Agreements

Article 81(1) of the EC Treaty renders unlawful agreements and concerted practices which may affect trade between Member States and which have as their object or effect the prevention, restriction or distortion of competition within the Common Market (that is, the Member States of the European Union collectively). An agreement may infringe Article 81 only if it is likely to have an appreciable effect on competition. Agreements which fall within the scope of Article 81(1) EC Treaty will not be prohibited where they meet specified statutory criteria, that is, where they produce beneficial effects in improving production or distribution or promoting technical or economic progress, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.

Abuse of a Dominant Position

Article 82 of the EC Treaty prohibits abuse by one or more enterprises of a dominant market position in the Common Market or a substantial part of it, insofar as the abuse may affect trade between Member States.

Mergers

The European Commission regulates mergers, full function joint ventures (i.e. ones which perform on a lasting basis all the functions of an autonomous economic entity) and the acquisition of holdings which confer decisive influence over an enterprise and which meet certain turnover thresholds specified in the EC Merger Regulation. Such transactions may not be carried out without prior approval from the European Commission. Where the European Commission has jurisdiction under the EC Merger Regulation, national authorities do not normally have jurisdiction.

Infringement under the UK or European Union Competition Law Regimes

Infringement of the Chapter I or Chapter II prohibitions, or Article 81 or Article 82, may result in significant consequences including fines, voidness or unenforceability of all or part of infringing agreements, prohibition of infringing conduct, potential liability to affected third parties (notably for damages), and/or the potential for involved directors to be disqualified. In the case of the cartel offence (which was introduced to the UK competition law regime by the Enterprise Act) individuals found guilty of that offence could be imprisoned for up to 5 years and/or fined.

Effect On Our Affairs

Regulatory update

European Commission Investigation – Football Association Premier League Limited ("FAPL")

The European Commission's investigation into the FAPL's joint selling of exclusive broadcast rights to football matches concluded with the European Commission's adoption, in March 2006, of a decision making commitments offered by the FAPL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the FAPL's auction of media rights for the 2007/08 to 2009/10 seasons and will apply to subsequent auction of rights. Among other things, the commitments provide for the FAPL to sell a number of packages of media rights, showcasing the League as a whole throughout each season. They provide for live TV rights to be sold in six balanced packages, with no one bidder being allowed to buy all six packages and packages being sold to the highest standalone bidder. The commitments also create more evenly balanced packages of rights and increase the availability of rights to broadcast via mobile phones.

The Group has been awarded four of the six packages of rights to show live coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.

The decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. The Commission's decision does not address competition issues which may arise from contracts for rights in relation to FAPL matches from the 2007/08 season onwards: any such issues could be assessed separately under the competition rules at either European or national level.

European Commission Sector Inquiry – "New Media" Sports Rights

In September 2005, the European Commission published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks, which it had initiated in January 2004.

The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content and on which it states that it will focus in the future. Among others, these include: (i) the sale of what the European Commission considers to be bundled audiovisual rights for various retail platforms to one or a few operators, in relation to which the European Commission has said that it will target situations where rights to premium sports remain under-exploited through such bundled sale of rights and subsequent warehousing of rights by powerful operators; and (ii) restricting the length and timing of 3G transmissions of sports coverage, which the European Commission considers may have a negative impact on the value of 3G rights and the take-up of 3G sports services by consumers.

The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behaviour is not adjusted to comply with the requirements of competition law.

The European Commission has not announced any proceedings arising from situations identified in the sector inquiry or publicly indicated which individual companies might be the subject of proceedings. At this stage, the Group is unable to determine whether the European Commission's concluding report or any subsequent proceedings might have a material effect on the Group.

Ofcom review of conditional access guidelines

In May 2005, Ofcom initiated a review of its guidelines entitled "The pricing of conditional access services and related issues". These guidelines, which were originally adopted by Oftel in May 2002, set out Ofcom's policy towards the regulation of the supply of conditional access (and access control) services (including the structure of tariffs charged for such services).

In November 2005, Ofcom published a consultation document as part of this review entitled "Provision of Technical Platform Services – a consultation on proposed guidance as to how Ofcom may interpret the meaning of "fair, reasonable and non-discriminatory" and other regulatory conditions when assessing charges and terms offered by regulated providers of Technical Platform Services". The services to which this review extends include conditional access services, EPG services and access control services. The Group submitted a response to this consultation.

In April 2006, Ofcom issued a further document containing draft revised guidelines and an explanatory statement concerning the provision of Technical Platform Services (encompassing all of conditional access services, EPG services and access control services). This document was subject to consultation, the deadline for which was 16 June 2006. The Group submitted a response to this further consultation. Ofcom has indicated that it intends to publish final guidelines during the summer of 2006. The Group continues to participate actively in this review and at this stage is unable to determine whether the review will have a material effect on the Group.

Material contracts

We have entered into the following contract outside the ordinary course of business during the two years immediately preceding the date of this Annual Report.

Revolving Credit Facility ("RCF")

In November 2004, the Group entered into a £1 billion RCF to refinance our existing facilities and for general corporate purposes.

Bond issue

In October 2005, the Group entered into an indenture in respect of the issue by the Group of $750 million 5.625% unsecured notes due 2015, $350 million 6.500% unsecured notes due 2035 and £400 million 5.750% unsecured notes due 2017.

These agreements have been included as an exhibit as part of this Annual Report and are also described in note 21 of the consolidated financial statements.

INTRODUCTION

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including th related notes, included within this Annual Report. The financial statements have been prepared in accordance with IFRS, which differs in certai respects from US GAAP. Note 32 to our consolidated financial statements provides a description of the significant differences between IFRS and U GAAP as they relate to our business, and provides a reconciliation from IFRS to US GAAP. The consolidated financial statements included within thi Annual Report are our first full financial statements prepared in accordance with IFRS.

Overview and recent developments

During the year ended 30 June 2006 ("the current year") total revenues increased by 8% compared to the year ended 30 June 2005 ("the pric year") to £4,148 million. Operating profit for the current year was £877 million, resulting in an operating profit margin of 21%, consistent with th prior year. Profit after tax for the year was £551 million, generating basic earnings per share of 30.2 pence, in line with the prior year.

At 30 June 2006, the total number of DTH digital satellite subscribers in the UK and Ireland was 8,176,000, representing a net increase of 389,00 subscribers in the current year.

At 30 June 2006, the total number of Sky+ households was 1,553,000, 19% penetration of total subscribers. The significant growth in Sky households – 665,000 in the current year – demonstrates the value that customers place on easy to use technology which enables them to bette manage their time and control their viewing. The number of Multiroom households also continued to grow strongly, increasing by 402,000 in th current year to 1,047,000, 13% penetration of total DTH subscribers.

Sky launched high definition TV services on 22 May 2006 and there were 38,000 Sky HD subscribers at 30 June 2006. The total number of booking to date is around 90,000 and, after some initial delays, the Group currently expects to install all of these orders by September 2006. Sky Sports H has covered more than 50 days of live cricket including three England Test matches, five England One-Day Internationals and 24 domestic matche

DTH churn for the current year was 11.1% (2005: 10.3%). We define DTH churn as the number of DTH subscribers over a given period that terminat their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within twelve month period of the termination of their original subscription).

In May 2006, the Group successfully bid for four of the six available packages (each of 23 games) of exclusive live UK audio visual rights to FAP football, and four of the seven packages of live audio visual rights for broadcast in Ireland, from the beginning of the 2007/08 season to the end c the 2009/10 season. In addition, the Group has been awarded "near live long form" rights to 242 games per season of FAPL football in both the U and Ireland (in the case of the UK, in a joint bid with BT) from the beginning of the 2007/08 season to the end of the 2009/10 season. In July 200€ the Group was also awarded mobile clips rights to FAPL football for the 2007/08 to 2009/10 seasons in both the UK and Ireland. The bid for mobil clips rights in the UK was made in partnership with News Group Newspapers.

The Group also concluded a number of other content agreements as part of its commitment to invest in programming. On 27 February 2006, Sky an Disney announced a wide ranging series of agreements covering children's entertainment, sports and movies. Under the agreements, Sky Movie customers will also be able to enjoy these movies via the Sky by Broadband service and Sky HD. The Group also secured live coverage of UEF. Champions League football until the 2008/09 season on 13 September 2005, and both National Geographic and Discovery launched HD channel during the year which form part of the Sky HD offering. The launch of 'The Crime and Investigation Network' channel, coverage of the America's Cu and A1 Grand Prix racing also demonstrate the Group's commitment to widen the range and depth of programming within its wholly owned channel and with channel partners.

On 31 March 2006, Sky completed the implementation of its new customer management systems. These new systems will support the projecte growth in Sky's subscriber base and a greater number of products, as Sky continues to launch new entertainment and communications service: These systems also integrate key parts of the customer service chain, such as the contact centres and field engineers, which will enable the Group t offer a more tailored, flexible and immediate response when dealing with customer requests.

Corporate

Having served on the Board of Directors for over 14 years, Lord St John of Fawsley has decided not to seek re-election at this year's AGM and wi retire from the Board on 3 November 2006. The Group would like to thank Lord St John for his contribution to the Board over many years. He wil however, still be connected with Sky in his new role of Chairman of the Artsworld Channel, building on his extensive experience as a patron of th arts.

On 20 October 2005, the Group made a recommended cash offer for the entire share capital of Easynet Group plc. The offer became unconditional i all respects on 6 January 2006. Easynet was de-listed from the London Stock Exchange in February 2006 and the acquisition of Easynet wa completed on 10 March 2006. On 14 October 2005, the Group announced a private placement with institutional investors which raised net proceed of approximately £1,014 million from the issuance of Guaranteed Notes by its wholly owned subsidiary, BSkyB Finance UK plc.

The Board of Directors are proposing a final dividend of 6.7 pence per ordinary share, resulting in a total dividend for the year of 12.2 pence and consistent with the Board's statement in February 2006 that it intended to reduce target dividend cover from approximately 3.0 times to approximately 2.5 times underlying earnings.

In light of the continued cash generative nature of the Group, it remains the Board's aim to maintain a progressive dividend policy throughout the investment phase of the recently announced broadband strategy. It is therefore the Board's current intention to reflect the underlying growth in earnings when setting future dividends, resulting in continued real growth in dividend per share.

The ex-dividend date will be 25 October 2006 and, subject to shareholder approval at the Company's Annual General Meeting, the dividend will be paid on 17 November 2006 to shareholders of record on 27 October 2006.

During the year the Group repurchased for cancellation 76.4 million shares for a total consideration of £408 million, including stamp duty and commissions. This comprised 22.7 million shares which completed the authority granted on 12 November 2004 and 53.7 million under the current authority granted on 4 November 2005.

Operating results

Revenues

Our principal revenues result from DTH subscribers, cable subscribers, the sale of advertising on our wholly-owned channels, the provision of interactive betting and games and other interactive services.

Our DTH subscription revenues are a function of the number of subscribers, the mix of services taken and the rates charged. Revenues from the provision of pay-per-view services, which include Sky Box Office, are included within DTH or cable subscriber revenues as appropriate.

Our cable subscription revenues (also referred to as wholesale revenues), which are revenues derived from the supply of Sky Channels to cable platforms, are a function of the number of subscribers on cable operators' platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

Our advertising revenues are mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on a Sky Channel, together with the quality of impacts delivered, and overall advertising market conditions. Advertising revenues also include commissions earned by us from the sale of advertising on those third-party channels for which we act as sales agent.

Our Sky Bet revenues represent our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.

Our Sky Active revenues include income from online advertising, e-mail, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform.

Other revenues principally include income from installations, digibox sale revenues (including the sale of Sky+ and Multiroom digiboxes), Sky Talk revenues, service call revenue, warranty revenue, Easynet wholesale revenues, customer management service fees, conditional access fees and access control fees.

Operating expenses

Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management and administration costs.

Programming represents our largest single component of costs. Programming costs include payment for: (i) licences of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH subscribers. The methods used to amortise programming stock are described in note 1 of the consolidated financial statements.

Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the year, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see note 22 to the consolidated financial statements). Offering multiplexed versions of our movie channels on the DTH platform and on digital cable incurs no additional variable rights fees.

Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of subscribers receiving specific packages. Our costs for carriage of th Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base contractual rates and/or the number of channels distributed.

Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual cost of the satellit transponder capacity which we use. The most significant components of transmission and related functions costs are transponder capacity cost relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilitie: Transmission and related functions costs also include the cost of operating the existing Easynet network.

Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-lin spend (which relates to growth and maintenance of the subscriber base, including commissions payable to retailers and other agents for the sale c subscriptions and the costs of our own direct marketing to our existing and potential subscribers); and (iii) the cost of providing free or subsidise digital satellite reception equipment to new customers and the installation cost in excess of the relevant amount actually received from the custome

Subscriber management costs include customer management costs, supply chain costs and associated depreciation. Customer management costs ar those associated with managing new and existing subscribers, including subscriber handling and subscriber bad debt costs. Supply chain costs relat to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased b subscribers such as Sky+ and Multiroom digiboxes, including smart card costs. Customer management costs and supply chain costs are largel dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite reception equipmen and the installation cost to us in excess of the amount actually received from the customer for such equipment and installation, as these costs ar included within marketing costs.

Administration costs include channel management, facilities and other operational overhead and central costs, and the cost of awards granted unde our employee share option schemes.

For certain trend information related to our operating expenses, see the "Trends and other information" section below.

FINANCIAL AND OPERATING REVIEW

Revenues

The Group's revenues can be analysed as follows:

For the year to 30 June	Revenues			
	2006		2005	
	£m	%	£m	%
DTH subscribers	3,154	76	2,968	77
Cable subscribers	224	6	219	6
Advertising	342	8	329	9
Sky Bet	37	1	32	1
Sky Active	91	2	92	2
Other	300	7	202	5
	4,148	100	3,842	100

DTH subscriber revenues

The increase of 6% in DTH subscriber revenues in the year was driven by a 5% increase in the average number of DTH subscribers and an increase i average DTH revenue per subscriber to £375 in the year from £374 in the prior year.

The total number of UK and Ireland DTH subscribers increased by 389,000 in the year to 8,176,000. This was a result of an increase in gros subscriber additions by 50,000 to 1,275,000 in the current year, partly offset by DTH churn for the year of 11.1% (2005: 10.3%).

The increase in average DTH revenue per subscriber reflected the change in our UK retail prices in September 2005.

Cable subscriber revenues

Cable subscriber revenues increased by £5 million compared to the prior year, mainly due to the increase in wholesale prices in September 2005 which has been partly offset by the decline in the absolute number of pay-TV cable customers taking one or more Premium Channels.

At 30 June 2006, there were 3,898,000 (2005: 3,872,000) UK and Ireland cable subscribers to our programming.

Advertising revenues

The increase in advertising revenues of 4% reflects a further one percentage point increase in Sky's share of the UK television advertising sector during the year to 13.0%.

Sky Bet revenues

Sky Bet revenues increased by £5 million compared to the prior year as a result of strong growth in stakes placed by customers.

Sky Active revenues

Sky Active revenues of £91 million fell by 1% compared to the prior year. Growth in interactive advertising and enhanced TV service revenue were more than offset by the absence of SkyBuy revenue, following the closure of the business in the final quarter of the prior year.

Other revenues

Other revenues increased by 49% compared to the prior year. This increase was as a result of the inclusion of £76 million of revenue generated by the corporate business of Easynet (which was acquired during the current year), the first full year effect of Sky credit card revenues and the Sky News channel five contract.

Operating expenses

The Group's operating expenses can be analysed as follows:

For the year to 30 June	Operating expenses			
	2006		2005	
	£m	%	£m	%
Programming	1,599	49	1,635	54
Transmission and related functions	234	7	171	6
Marketing	622	19	527	17
Subscriber management	468	14	392	13
Administration	348	11	295	10
	3,271	100	3,020	100

Programming

Sky Sports channels' programming costs increased by 2% to £766 million in the current year from £750 million in the prior year due to an increased level of live coverage and a wider sports offering following the addition of the new ECB cricket contract and an additional cricket tour during the year. The associated increase in costs was partially offset by the absence of the Ryder Cup, a biennial event, in the year.

Sky Movies channels' programming costs decreased by 10% to £310 million in the current year from £343 million in the prior year, reflecting savings generated from contract renewals, the phasing of title delivery and a foreign exchange benefit of £8 million from a more favourable average exchange rate at which US dollars were purchased.

Third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels and Premium Sky Distributed Channels, decreased by 11% to £323 million in the current year from £362 million in the prior year. This reflects a 15% reduction in the cost per subscriber, partly offset by a 5% increase in the average number of DTH subscribers. This saving has been generated by the renewal of a number of our contracts on improved terms during the current year.

News and entertainment programming costs increased by 11% to £200 million in the current year from £180 million in the prior year, due to an increase in expenditure on commissioned programming for Sky One and increased investment in Sky News.

Transmission and related functions

Transmission and related costs increased by 37%, as a result of the consolidation of Easynet network costs since acquisition in January 2006 and broadband costs.

Marketing

Marketing costs increased by 18% compared to the prior year. Marketing costs to new customers grew by £51 million to £359 million reflecting an increased number of gross additions during the year and a higher proportion of new customers taking new products. During the current year, 18%

of new customers chose to take Sky+ from day one, compared to 13% in the prior year. Above the line marketing costs for the current year remain broadly flat at £75 million and retention and other marketing costs increased by £18 million on the prior year to £110 million.

Subscriber management

Subscriber management costs increased by £76 million. This reflects the first time consolidation of Easynet and broadband expenses of £12 millic depreciation of the new customer management systems of £26 million and growth of £38 million due to the expansion of the Group's custom management operation to further improve customer service levels and manage the increase in sales activity. During the current year, Sky expand its existing customer service operations in Scotland, adding 1,500 new customer advisor positions and 600 new home installation engineers preparation for the roll-out of broadband and providing the Group with one of the largest customer service and home installation workforces in t UK.

Administration

Administration costs increased by 18% compared to the prior year. This is a result of the consolidation of £29 million of Easynet and broadbai administration expenses and a higher depreciation charge of £16 million resulting from the infrastructure investment programme, which cor menced in August 2004.

The prior year administration expense was offset by a £13 million receipt following the settlement of ITV Digital programming receivables.

Operating profit and operating margin

Operating profit increased by 7% to £877 million in the current year from £822 million in the prior year. This increase was driven by the increase DTH subscribers, advertising and other revenues, as detailed above, partly offset by the increase in operating expenses as detailed above.

Operating margin (calculated as total revenues less all operating expenses as a percentage of total revenues) for the current year was 21%, in li with the prior year.

Joint ventures and associates

Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement. Our share of the net operatii results from joint ventures and associates decreased from a £14 million net profit in the prior year to a £12 million net profit in the current year di to the disposal of the Group's holding in Granada Sky Broadcasting ("GSB") during the prior year, the disposal of the Group's holding in Mus Choice Europe during the current year, and lower profits from the History Channel, partly offset by improved profits from National Geographic ai Attheraces.

Investment income

Investment income increased by 79% to £52 million in the current year from £29 million in the prior year. This increase was primarily due to high levels of cash on deposit, subsequent to the issue of Guaranteed Notes in October 2005.

Finance costs

Finance costs increased by 64% to £143 million in the current year from £87 million in the prior year. This increase was primarily a result of tl increase in our total borrowings, which increased from £982 million at 30 June 2005 to £1,988 million at 30 June 2006, following the issue Guaranteed Notes in October 2005. For details of the issue of Guaranteed Notes, see "Liquidity and Capital Resources" below. The higher charge al reflects an £18 million non-cash movement in the mark-to-market valuation of non-hedge accounted derivatives and the net impact on intere following the acquisition of Easynet.

Profit on disposal of joint venture

On 1 November 2004, we sold our 49.5% investment in GSB to ITV plc for £14 million cash consideration. After deducting the carrying value of tl investment in GSB, the disposal generated a profit of £9 million.

Taxation

The total tax charge for the current year of £247 million comprises a current tax charge of £141 million and a deferred tax charge of £106 millio The mainstream corporation tax liability for the period was £147 million and in accordance with the quarterly payment regime, £95 million was pa during the year in respect of this liability.

s a result of the acquisition of Easynet, the Group recognised a deferred tax asset of £83 million during the year, representing timing differences on xed assets. The current tax charge has benefited from a partial unwind of this asset in the current year of £59 million, reducing the cash tax liability ue in respect of the current year profits accordingly. The balance is expected to unwind in future periods.

rofit for the year

rofit for the year was £551 million compared with £578 million in the prior year, mainly as a result of an increase in finance costs of £56 million, an icrease in taxation of £38 million as a result of increased profitability, and a profit on disposal of a joint venture in the prior year of £9 million, ffset by an increase in operating profit of £55 million and an increase in investment income of £23 million.

arnings per share

asic earnings per share were 30.2p in the current year, in line with the prior year. The decrease in profit for the year was offset by the effect of our hare buy-back programmes. During the prior year, a total of 74.3 million shares were repurchased for cancellation, and during the current year 6.4 million shares were repurchased.

djusted basic earnings per share were 30.7p in the current year, a 9% increase compared to the prior year. For a reconciliation from earnings per hare to adjusted earnings per share, see note 9 to the consolidated financial statements.

alance sheet

oodwill increased by £206 million, from £417 million at 30 June 2005 to £623 million at 30 June 2006, primarily due to the purchase of Easynet.

roperty, plant and equipment and intangible assets increased by £200 million, from £537 million at 30 June 2005 to £737 million at 30 June 2006, ue to £232 million of additions in the year, including refurbishment of leasehold properties, investment in the broadband network, IT infrastructure nd further investment in customer management systems, assets acquired on the purchase of Easynet of £108 million, partly offset by depreciation nd amortisation of £140 million.

urrent assets increased by £920 million from £1,363 million at 30 June 2005 to £2,283 million at 30 June 2006, predominantly due to an increase short-term deposits of £453 million and cash and cash equivalents of £313 million principally due to the receipt of proceeds from the issuance of uaranteed Notes on 20 October 2005.

urrent liabilities increased by £383 million from £1,150 million at 30 June 2005 to £1,533 million at 30 June 2006. This increase was due to the eclassification of £162 million of borrowings from non-current to current liabilities (relating to a Guaranteed Note that is repayable in October 2006) nd the timing of payments.

lon-current borrowings increased by £843 million, from £982 million at 30 June 2005 to £1,825 million at 30 June 2006, primarily due to the ssuance of new Guaranteed Notes. The new Guaranteed Notes, which were issued on 20 October 2005, consist of (i) US $750 million aggregate rincipal amount of notes paying 5.625% interest and maturing on 15 October 2015, (ii) US $350 million aggregate principal amount of notes paying .500% interest and maturing on 15 October 2035 and (iii) £400 million aggregate principal amount of notes paying 5.750% interest and maturing n 20 October 2017.

oreign exchange

or details of the impact of foreign currency fluctuations on our results of operations, see note 22 to the consolidated financial statements.

ontingent assets

Inder the terms of one of the Group's channel distribution agreements, British Sky Broadcasting Limited is entitled to a payment, expected to be eceived between July and December 2006, relating to a proportion of the fair market value of certain of the channels under that distribution greement. The fair market value of the channels has not yet been determined. Accordingly, it is not yet possible to determine the value of the ayment which may be received.

he Group has served a claim for a material amount against an information and technology solutions provider, which provided services to the Group s part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group vill not be finally determined until resolution of the claim.

ontingent liabilities

he Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which nclude Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK. The Group's share of contingent liabilities of ts joint ventures and associates incurred jointly with other investors is nil (2005: nil).

We do not expect any material loss to arise from the above contingent liabilities.

Liquidity and capital resources

An analysis of the movement in our net debt is as follows:

	As at 1 July 2005 £m	Cash movements £m	Non-cash Movements £m	As at 30 Ju 2006 £m
Current borrowings	–	–	163	163
Non-current borrowings	982	1,014	(171)	1,825
Debt	982	1,014	(8)	1,988
Borrowings-related derivative financial instruments	103	–	133	236
Cash and cash equivalents	(503)	(312)	(1)	(816)
Short-term deposits	(194)	(453)	–	(647)
Net debt	388	249	124	761

In addition to our cash and cash equivalents and short-term deposits balance of £1,463 million (2005: £697 million), our long-term funding come primarily from US dollar and sterling-denominated public bond debt, which was raised in 1996, 1999 and 2005. The public bond debt issued 2005 (which is repayable in 2015, 2017 and 2035) will be used for general corporate purposes, for the refinancing of maturing debt and to exter the maturity profile of our debt. In addition, we may use proceeds of the offering for acquisitions of business and/or assets in support of our strateg including in relation to content, technology and distribution. As at 30 June 2006, net debt was £761 million. The public bond debt issued in 199 and 1999 is partly repayable in 2006, with the remainder repayable in 2009, and we currently believe that our financial position at those dates w enable us to meet our repayment requirements. For details of our facilities and long-term funding see note 21 of the consolidated financi statements. For details of our treasury policy and use of financial instruments see note 22 of the consolidated financial statements. Net debt is non-GAAP measure that has been provided as we believe that it gives a more relevant indication of our underlying financial position.

Our principal source of liquidity is our cash generated from operations combined with access to the £1 billion (2005: £1 billion) RCF, which w entered into in November 2004. Our cash generated from operations for the current year was £1,004 million (2005: £989 million) (for furthe details, see "Cash flows" below). We expect to continue to generate significant operating cash inflow in the year ending 30 June 2007 (for furthe details, see "Trends and other information" and "Tabular disclosure of contractual obligations" below), subject to the factors described in "Revie of the Business – Risk Factors". As at 30 June 2006, our RCF was undrawn (2005: undrawn).

Cash flows

During the current year, cash generated from operations was £1,004 million, compared with an inflow of £989 million in the prior year. Th increased operating cash inflow was driven by an improvement in operating profit of £55 million, offset by a working capital outflow of £13 millio

During the current year, interest receipts were £43 million, compared to £28 million in the prior year. This increase was primarily due to highe levels of cash on deposit.

During the current year, tax payments were £172 million, compared to £103 million in the prior year. This increase in payments is due to th increased profitability of the Group in the prior year, as our payments made during the year relate in part to the tax charge in the prior year.

During the prior year, receipts from the sale of a joint venture of £14 million comprised proceeds from the sale of our shareholding in GSB.

During the current year, payments for property, plant and equipment and intangible assets were £212 million, compared with £241 million in th prior year, following completion of a number of capital expenditure and infrastructure projects. We spent £38 million completing the final stages the project to upgrade and implement new customer management systems, which went live for all DTH customers on 31 March 2006. A total £37 million was spent unbundling telephone exchanges and readying the business for the launch of Sky Broadband, and £16 million was invested progress the Group's property, business continuity and infrastructure projects. We invested £10 million to upgrade our production and broadca facilities ahead of the launch of high definition services. We also made payments totalling £14 million in the year to a third party for development encryption technology, which have been capitalised as intangible assets. The remaining £97 million was spent on a number of projects, such as infrastructure, broadcast equipment and the development of new products and services.

During the current year, payments for the purchase of subsidiaries amounting to £209 million principally comprised the acquisition of the enti issued and to be issued share capital of Easynet, net of cash and cash equivalents purchased.

On 20 October 2005, the Group issued Guaranteed Notes consisting of US $750 million aggregate principal amount of Guaranteed Notes payir 5.625% interest and maturing on 15 October 2015; US $350 million aggregate principal amount of Guaranteed Notes paying 6.500% interest an naturing on 15 October 2035; and £400 million aggregate principal amount of Guaranteed Notes paying 5.750% interest and maturing on 20 October 2017, resulting in a net cash inflow of £1,014 million.

On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares of the Company. On 4 November 2005, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to further purchase up to 92 million Ordinary Shares of the Company. During the current year, the Company purchased, and subsequently cancelled, 76.4 million Ordinary Shares at an average price of 530 pence per share, with a nominal value of £38 million, for a consideration of £408 million (including stamp duty and commissions). This represents 4% of called-up share capital at the beginning of the current year. The Company has announced that the Board will not be proposing to renew the buy-back authority at its next Annual General Meeting in November 2006.

During the current year, interest payments were £105 million, compared to £91 million in the prior year. This increase in payments was primarily due to increased levels of indebtedness following the issue of new Guaranteed Notes in October 2005, offset in part by the timing of certain interest payments.

During the current year, we made equity dividend payments of £191 million, compared to £138 million in the prior year. We expect that future payments will increase in line with the Board's expected dividend policy described in the "Trends and other information" section below.

The above cash flows, in addition to other net movements of £1 million, and non-cash movements of £124 million resulted in an increase in net debt of £373 million to £761 million.

Major non-cash transactions

2005

Corporate reorganisation

On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to significant additional distributable reserves.

Tabular disclosure of contractual obligations

A summary of our contractual obligations and commercial commitments at 30 June 2006 is shown below:

		Payments due by period			
	Total £m	Less than 1 year £m	Between 1-3 years £m	Between 3-5 years £m	More than 5 years £m
Obligation or commitment					
Purchase obligations:					
– Television programme rights[1]	3,260	907	1,695	655	3
– Digiboxes and related equipment	91	91	–	–	–
– Third party payments[2]	30	9	12	9	–
– Transponder capacity[3]	420	83	132	69	136
– Capital expenditure	25	25	–	–	–
– Other	31	26	5	–	–
Long-term debt[4]	1,921	163	326	451	981
Interest costs	1,187	138	258	132	659
Operating lease obligations[5]	144	28	40	27	49
Capital lease obligations[6]	67	1	2	1	63
Total cash obligations	**7,176**	**1,471**	**2,470**	**1,344**	**1,891**

For the avoidance of doubt, this table does not include commitments relating to employee costs.

1) ***Purchase obligations – Television programme rights***

At 30 June 2006 we had minimum television programming rights commitments of £3,260 million (2005: £2,260 million), of which £667 million (2005: £642 million) related to commitments payable in US dollars for periods of up to six years (2005: eight years). In addition, in the prior year, there were £45 million of commitments payable in Swiss francs and £3 million of commitments payable in Euros.

An additional £363 million (US$671 million) of commitments (2005: £302 million (US$535 million)) would also be payable in US dolla assuming that movie subscriber numbers remained unchanged from current levels. The pounds sterling television programme rights comm ments include similar per subscriber based price clauses that would result in additional commitments of £[illegible] million (2005: £10 millio assuming that movie subscriber numbers remained unchanged from current levels.

The total increase in our minimum television programming rights commitments of £1,000 million compared to 30 June 2005, is the result of t acquisition of the A1 Grand Prix rights, a new three-year agreement to broadcast the UEFA Champions League for the 2006/07 to 2008/ football seasons, and our successful bid for four of the six available packages of exclusive live UK audio visual rights to FAPL football, from t beginning of the 2007/08 season to the end of the 2009/10 season, partly offset by a decreased average period remaining on our commitmer for movie channels' programming.

(2) *Purchase obligations – Third party payments*

The third party payment commitments are in respect of distribution agreements for Sky Distributed Channels and are for periods of up to fi years (2005: four years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distribut Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each S Distributed Channel were to remain at 30 June 2006 levels, the additional commitment would be £491 million (2005: £522 million).

(3) *Purchase obligations – Transponder capacity*

Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both D subscribers and cable operators. The commitments are for periods of up to fourteen years (2005: nine years). Three additional transpond agreements were entered into in the year ended 30 June 2006 to provide capacity to facilitate the launch of the Group's HD services.

(4) *Long-term debt*

Further information concerning long-term debt is given in note 21 of the consolidated financial statements.

(5) *Operating lease obligations*

At 30 June 2006, our operating lease obligations totalled £144 million (2005: £129 million), the majority of which related to property lease

(6) *Capital lease obligations*

At 30 June 2006, our obligations under capital leases were £67 million (2005: £7 million). This primarily represents financing arrangements connection with the customer management centre in Dunfermline, Scotland and the broadband network infrastructure purchased in the curre year through a business combination. For further details see note 21 of the consolidated financial statements.

Trends and other information

The significant trends which have a material effect on our financial performance are outlined below.

The number of DTH homes increased by 389,000 in the current year to 8,176,000, compared to growth of 432,000 in the prior year. We expe growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our targ of 10,000,000 DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the current year by 75% and 62 respectively, representing a penetration of total DTH subscribers of 19% and 13% respectively. Given the success of Sky+ over the last two years, w expect to reach our target of 25% Sky+ penetration of DTH subscribers in 2010 by the end of 2007, three years early. We expect Multiroo subscriber growth to continue, consistent with achieving our target of 30% Multiroom penetration of DTH subscribers in 2010. During the curre year we launched our HD service, and at 30 June 2006, there were 38,000 subscribers to our HD service. We expect there to be substantial growth the number of HD subscribers in the future. Retail price increases, the increased number of subscribers to our Multiroom and HD products and th launch of new services, including residential broadband, are expected to generate additional revenue on a per subscriber basis.

The operating margin for the current year was 21%, consistent with the prior year. We currently expect our operating margin to grow in the lon term, as a result of the operational gearing of our business as we expect total revenues to increase at a faster rate than operating costs. In th shorter term our operating margin will decline, primarily due to the development and launch of our residential broadband services. The associate increase in costs as we invest in the new services will outweigh the positive contribution they will have on subscriber revenues in the earlier year

During the current year, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 26,000 to 3,898,000 following decrease of 23,000 in the prior year. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this dependent on the strategies of the relevant cable companies, as they relate to the distribution of our channels (for further details see "Review of th usiness — Risk factors"). We currently have agreements with ntl and Telewest for the distribution of certain of our channels which expire during :lendar 2006. We do, however, expect to renew these agreements.

dvertising revenues increased in the current and prior years. The increase in the current year reflects continued growth in our share of UK ·levision advertising revenue. We expect that our share of UK television advertising revenue will continue to increase, primarily as a result of ıcreasing commercial impacts for those channels for which we sell airtime.

ky Bet revenues increased by 16% in the current year. We expect Sky Bet revenues to continue to grow driven by interactive betting and gaming via ·levision and the internet, and the launch of a poker product during fiscal 2007. Sky Bet is well positioned to take advantage of the changes in UK ambling laws and regulations following the passing of the Gambling Act in April 2005 and the issuing of UK remote gambling licenses which are xpected in late 2007.

ky Active revenues in the current year decreased by 1% compared to the prior year. We currently expect increases in Sky Active revenues from rowth in online advertising, mobile TV and TV by broadband services.

rogramming costs decreased during the current year. Following our successful bid for four of the six available packages (each of 23 games) of xclusive live UK television rights to FAPL football from the beginning of the 2007/08 season to the end of the 2009/10 season our expenditure on APL programming costs will increase in the future; however we currently expect that total programming costs will increase at a slower rate than our :venues. We will continue to seek to reduce the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these re renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements.

ansmission and related functions costs increased during the current year, and are expected to continue to increase in future years at a higher rate ıan the growth in subscribers, resulting in an increased cost per subscriber, reflecting the costs of operating our HDTV service, the launch of :sidential broadband services, higher forecast utilities costs and increased depreciation charges.

:arketing costs increased in the current and prior years. As a percentage of revenues, we expect marketing costs to increase in the shorter term, rincipally due to costs associated with the launch of our residential broadband services. Also included within marketing costs are the costs of roviding free or subsidised digital satellite reception equipment and installation costs in excess of the relevant amount actually received from ustomers. It remains our current intention to continue the practice of providing free or subsidised digital satellite reception equipment and ubsidising installation to new subscribers.

ubscriber management costs increased during the current year at a higher rate than in the prior year. We expect that subscriber management costs :ill increase at a higher rate over the next few years due to a greater proportion of Sky+ and HD customers, whose installations carry higher ardware costs than the standard installations, and increased costs associated with the launch of residential broadband services, partly offset by a :duction in the cost of standard digiboxes. Additionally, the new customer management systems which went into use in September 2005 will result ı increased amortisation charges going forward. We are also investing in increasing the capacity of our contact centres, which is expected to result ı an associated increase in the cost of subscriber management.

.dministration costs increased in the current and prior years, and are expected to continue increasing in the foreseeable future due to the growth in ur overall business and higher depreciation charges relating to investment in our properties, including expenditure on broadcasting infrastructure.

he Directors are proposing a final dividend for 2005/06 of 6.7 pence per share, which, combined with the interim dividend of 5.5 pence per share, :ill result in total dividend growth of 36% on the prior year. The Group continues to be cash generative despite the projected reduction in short :rm earnings per share as a result of the investment in broadband. It is therefore the Board's aim to maintain a progressive dividend policy ıroughout the broadband investment phase, resulting in continued real growth in dividend per share.

ividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of our Articles of .ssociation and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from xternal cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim ividend of the Company of £99 million in January 2006, relating to the period ended 31 December 2005, and the final dividend of £120 million roposed in July 2006, relating to the year ended 30 June 2006, were resolved or proposed to be paid out of profits available for distribution enerated from external cash receipts.

Ve currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of quidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital xpenditure requirements and any dividends proposed.

ff-balance sheet arrangements

t 30 June 2006, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable ules of the Securities and Exchange Commission.

Research and development

During the current year, the Group made payments totalling £15 million to a third party for development of encryption technology (200 £11 million). The Group did not incur any other significant research and development expenditure in the current or prior year.

Related party transactions

The Group conducts all business transactions with companies which are part of the News Corporation group ("News Corporation"), a maj shareholder, on an arm's length basis. During the year the Group made purchases of goods/services from News Corporation totalling £175 millic (2005: £163 million, 2004: £146 million) and supplied services to News Corporation totalling £21 million (2005: £18 million, 2004: £16 millior

During the year the Group made purchases of goods/services from joint ventures and associates totalling £46 million (2005: £54 million, 200 £64 million) and supplied services to joint ventures and associates totalling £14 million (2005: £20 million, 2004: £19 million).

For further details of transactions with related parties, see note 29 of the consolidated financial statements.

US GAAP reconciliation

Profit for the period under IFRS was £551 million (2005: £578 million). Under US GAAP, net income was £551 million (2005: £577 million). N assets under IFRS at 30 June 2006 were £121 million (2005: £187 million). Under US GAAP, net assets were £759 million (2005: £818 millior

The principal differences between US GAAP and IFRS, as they relate to the Group, arise from the methods of accounting for goodwill, employe stock-based compensation, capitalisation of interest, derivatives, pre-consolidation results, debt issue costs and deferred taxation. For a furth explanation of the differences between US GAAP and IFRS, see note 32 to the consolidated financial statements.

Critical accounting policies

The application of IFRS often requires our judgement when we formulate our accounting policies and when presenting fairly our financial positic and results in our consolidated financial statements. Often, judgement is required in respect of items where the choice of specific policy to t followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particul assets, or in the timing of when a transaction is recognised. A description of our significant accounting policies is disclosed in note 1 of tl consolidated financial statements.

We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we ha deemed to be critical are also critical under IFRS.

We consider that our accounting policies in respect of the following are critical:

Goodwill

Business combinations that have occurred since the IFRS Transition Date (1 July 2004) ("IFRS Transition Date") are accounted for by applying tl purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between tl cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Judgement is required determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair valu involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of asse following purchase.

In respect of business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted l IFRS 1 "First-time Adoption of International Financial Reporting Standards". Deemed cost represents the goodwill's carrying value under the Group UK GAAP accounting policies on the IFRS Transition Date.

Goodwill is stated at cost less any impairment losses and is tested annually for impairment, or more frequently if events or changes in circumstanc indicate that it might be impaired. Any impairment identified is recognised immediately in the income statement and may not subsequently t reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in tl associate or joint venture.

At 30 June 2006, the carrying value of goodwill amounted to £623 million (2005: £417 million) and represented 17% (2005: 17%) of our tot assets. Applying the impairment tests has not resulted in a charge for impairment in either the current or prior years.

Judgement is required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net prese value of future forecast cash flows and selecting the appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs sell of the applicable cash generating unit.

he main difference between IFRS and US GAAP with respect to goodwill relates to the deemed cost of the goodwill in our balance sheets (see ote 32 of the consolidated financial statements for further details).

'evenues and bad debt provisions

electing the appropriate timing and amount of revenue to be recognised requires judgement. This may involve estimating the fair value of onsideration before it is received and determining the stage of completion of a transaction at the balance sheet date.

he main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract ustomers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are rovided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are rovided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to us by the cable companies, and ıe applicable wholesale prices. During the current year, subscription revenues from DTH subscribers and cable companies comprised 82% of total :venue (2005: 83%).

ıdgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires stimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical 'ends in the percentage of debts which are not recovered or on more detailed reviews of individually significant balances. As DTH subscriber :venues are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales.

he remaining 18% of revenue (2005: 17%) comprises advertising, Sky Bet, Sky Active and other revenues. Recognition of these revenues takes lace once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. Sky Bet revenues represent our ıcome in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts. There is no difference in the roup's revenue and bad debt provisions between IFRS and US GAAP.

'roperty, plant and equipment and intangible assets

.t 30 June 2006, property, plant and equipment and intangible assets represented 20% of our total assets (2005: 22%). Property, plant and quipment and intangible assets are stated at cost, net of accumulated depreciation or amortisation and any impairment losses, other than those ıat are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item comprises major omponents having different useful lives, each component is accounted for as a separate asset.

he assessment of the useful economic lives of these assets requires judgement. Depreciation is charged to the income statement based on the seful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.

·etermining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment , identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows ɔrecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate. There have been no ıaterial impairments in the period.

ıternational Accounting Standard No. 38, "Intangible Assets", specifies criteria for the recognition of intangible assets, including a detailed efinition of costs that are capitalised in relation to internally generated assets. Assessing whether assets meet the required criteria for initial apitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, ıternally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to omplete the development successfully.

he only difference between IFRS and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital ssets (see note 32 of the consolidated financial statements for further details).

.mortisation of programming inventory

. significant proportion of programming costs relate to the amortisation of television programme rights. Programming costs constituted 49% of perating expenses in the current year (2005: 54%). The key area of accounting for programming inventory requiring judgement is the assessment of ıe appropriate period over which to recognise the expense associated with the inventory in the income statement. This assessment requires onsideration of the period over which the Group will benefit from the programming inventory, which may not be certain on initial recognition of the ıventory.

.cquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for sports rights provide for ıultiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits :ceived from these rights is determined to be most appropriately aligned with a straight-line amortisation profile. Provisions are made for any rogramme rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the Group's treatment f amortisation of programme stock between IFRS and US GAAP.

Deferred tax

We recognise deferred tax assets and liabilities using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. The following temporary differences are not provided for: goodwill; the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit; and differences relating to investments in subsidiaries to the extent that it is not probable that they will reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.

The key area of deferred tax accounting requiring judgement is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether taxable profits are more likely than not to arise against which the deferred tax can be utilised.

If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required either to write down our deferred tax assets further resulting in an increase in our effective tax rate and an adverse impact on our financial results, or to recognise additional deferred tax assets resulting in a decrease in our effective tax rate and a positive impact on our financial results.

At 30 June 2006, we have recognised a deferred tax asset of £100 million (2005: £105 million) and have unrecognised deferred tax assets of £244 million (2005: £78 million) in respect of tax losses arising from trading, and £354 million (2005: £354 million) in respect of tax losses arising from capital disposals and provisions against investments. The Directors consider that at 30 June 2006 there was sufficient evidence to support the recognition of our deferred tax asset on the basis that it was probable that there would be suitable taxable profits against which this asset could be utilised and from which future reversals of underlying timing differences could be deducted.

The net deferred tax asset recognised under US GAAP has primarily differed in respect of deferred tax on IFRS to US GAAP adjustments and in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense (see note 32 of the consolidated financial statements for further details).

PROPERTY

Our headquarters are located at leasehold and freehold premises in Osterley, England.

The principal properties of the Group are as follows:

Location	Tenure	Use	Term	Current annual rent or licence fee	Approximate square foot net internal area
1, 2, 3a/3b, 4, 5, 6 and 7 Grant Way Centaurs Business Park, Osterley, Isleworth, England	Freehold	Offices, studios, technology and storage	n/a	n/a	275,605
8 Grant Way (Cromwell Centre) Centaurs Business Park, Osterley, Isleworth, England	Leasehold	Offices and storage	Lease expires 1 July 2008	£ 350,000	37,480
Athena Court, Centaurs Business Park, Osterley, Isleworth, England	Leasehold	Offices	Lease expires 23 June 2008	£ 990,000	53,583
New Horizons Court, Courtyard Units 1-7 The Courtyard, Brentford, England	Leasehold	Offices	Lease expires 25 June 2007	£ 546,147	26,096
New Horizons Court, Units 1-4, Brentford, England	Leasehold	Offices	Lease expires 25 December 2011	£2,509,434	133,536
West Cross House, Brentford, England	Leasehold	Offices	Lease expires 26 March 2019	£1,349,694	72,194
The Chilworth Research Centre, Southampton, England	Leasehold	Satellite uplink	Lease expires 25 February 2087	£ 1	61,937
Knowle Lane, Fair Oak, Eastleigh, England	Freehold	Satellite uplink	n/a	n/a	43,087

Location	Tenure	Use	Term	Current annual rent or licence fee	Approximate square foot net internal area
123 Buckingham Palace Road, London, England	Leasehold	Offices	Lease expires 31 March 2017 with an option to terminate at 24 March 2012	£1,834,300	36,686
Marcopolo House and Arches, Queenstown Road, London, England	Leasehold	Sub-let	Lease expires 24 December 2013	£2,409,900	85,509
Welby House, 96 Wilton Road, London, England	Leasehold	Offices	Lease expires 15 January 2015	£ 311,250	8,138
1, 2, 4 and 5 Macintosh Road, Kirkton Campus, Livingston, Scotland	Freehold	Contact centres	n/a	n/a	146,713
Carnegie Campus, Dunfermline, Scotland	Freehold	Contact centre	n/a	n/a	95,852
New Logic House, Kirkton South, Livingston, Scotland	Leasehold	Offices	Lease expires 3 October 2017 with a break option on 4 October 2007	£ 222,000	13,896
Logic House, Kirkton South, Livingston, Scotland	Leasehold	Offices	Lease expires 3 October 2017 with a break option on 30 November 2008	£ 222,112	9,219
Citygate, Dunfermline, Scotland	Leasehold	Offices	Lease expires 30 June 2007	£ 294,081	9,642
Centrex, Livingston, Scotland	Leasehold	Offices	Lease expires 30 June 2006	£ 508,222	16,953
1 Brick Lane London England	Leasehold	Office & Technical	Lease expires 13 April 2026	£1,230,798	77,000
44-46 Whitfield St London England	Leasehold	Office & Technical	Lease expires 15 August 2012	£ 351,000	10,000
Capronilaan 2, In Schiphol Rijk, Amsterdam	Leasehold	Datacentre (Telecommunications) Activities	Lease expires 31 March 2009	€350,000	10,000

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Our Directors are as follows:

Name	Age	Position with the Company
Chase Carey	52	* Director
Jeremy Darroch	44	Director (Chief Financial Officer)
David DeVoe	59	* Director
David Evans	66	**Director
Nicholas Ferguson	57	**Director (Remuneration Committee Chairman)
Andrew Higginson	49	**Director
Allan Leighton	53	**Director (Audit Committee Chairman)
James Murdoch	33	Director (Chief Executive Officer)
Rupert Murdoch	75	* Chairman
Jacques Nasser	58	**Director
Gail Rebuck	54	**Director
Lord Rothschild	70	**Director (Deputy Chairman & Senior Independent Non-Executive Director)
Arthur Siskind	67	* Director
Lord St John of Fawsley	77	* Director
Lord Wilson of Dinton	63	**Director (Corporate Governance & Nominations Committee Chairman)

* Non-Executive

** Independent Non-Executive

Our senior executives who are not members of the Board of Directors ("Senior Executives") are as follows:

Name	Age	Position with the Company
Dawn Airey	45	Managing Director, Channels & Services
Matthew Anderson	40	Group Director for Communications
James Conyers	41	General Counsel
Beryl Cook	45	Director for People and Organisational Development
Robin Crossley	47	Strategic Adviser, Technology
Mike Darcey	41	Group Commercial and Strategy Director
Jon Florsheim	46	Managing Director, Customer Group and Chief Marketing Officer
Richard Freudenstein	41	Chief Operating Officer
David Gormley	43	Group Company Secretary
Jeff Hughes	36	Group Director for IT and Strategy
Nick Milligan	44	Managing Director, Sky Media
David Rowe	47	Managing Director, Enterprise Business
Vic Wakeling	63	Managing Director, Sky Sports
Alun Webber	40	Group Director of Strategic Project Delivery

None of the Senior Executives listed above hold more than 1% of the issued share capital in the Company.

Further information with respect to the Directors and Senior Executives is set forth below.

Board of Directors

Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer ("CEO") of The DIRECTV Group, Inc ("DIRECTV") and serves on the Board of Yell Group plc. Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group ("FEG"). Mr Carey has also held the positions of Chairman and CEO of Fox

Television, Director of Star Group Limited ("Star"), Director of NDS Group plc ("NDS") and Director of Gemstar-TV Guide International, Inc. ("Gemstar").

Jeremy Darroch was appointed as Chief Financial Officer ("CFO") and a Director of the Company on 16 August 2004. Mr Darroch joined Dixons Group plc ("Dixons") in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to Dixons, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. In February 2006 Mr Darroch was appointed a Non-Executive Director of Marks & Spencer Group plc. Mr Darroch is a member of the 100 Group of Finance Directors.

David DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been an Executive Director of News Corporation since October 1990, Senior Executive Vice President of News Corporation since January 1996, CFO and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990. Mr DeVoe has been a Director of News America International ("NAI") since January 1991 and a Director of Star since July 1993. Mr DeVoe has also been a Director of FEG since 1991 and a Senior Executive Vice President and CFO since August 1998. Mr DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since June 2001.

David Evans was appointed as a Director of the Company on 21 September 2001. In July 2006, Mr Evans joined the executive team of RHI Entertainment ("RHI"). Mr Evans was previously President and CEO of Crown Media Holdings, Inc. ("Crown") and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. ("TINTA") from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation and President and CEO of Sky Entertainment Services Latin America, LLC.

Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and was appointed Chairman of the Remuneration Committee on 31 January 2006. Mr Ferguson is Chairman of SVG Capital, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.

Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc ("Tesco"). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.

Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992. In September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned all of these positions in September 2000. Mr Leighton is Non-Executive Chairman of BHS Limited and Royal Mail Group plc and Deputy Chairman of Selfridges & Co Limited.

James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch's appointment as CEO, he was Chairman and CEO of Star from May 2000. Prior to 4 November 2003, Mr Murdoch was Executive Vice President of News Corporation and a member of News Corporation's Board of Directors and Executive Committee and served on the Board of NDS. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University. James Murdoch is the son of Rupert Murdoch.

Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001 and DIRECTV since 2003.

Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser is a Senior Partner of One Equity Partners. In addition, Mr Nasser serves on the Board of Quintiles Transnational Corporation, Brambles Industries, BHP Billiton and the International Advisory Board of Allianz A.G.. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser's significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser's work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited ("Random House"), one of the UK's leading trade publishing companies. In 1982, Ms Rebuck became a founder Director of Century Publishing ("Century"). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government's Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year's Honours List.

Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 Novembe 2003. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management and J Rothschil Assurance, the life assurance company now part of St James's Place Capital plc. From Oxford University Lord Rothschild joined the family bank, N.M Rothschild & Sons, and subsequently ran the corporate finance department and became chairman of the executive committee, before leaving N.M Rothschild & Sons in 1980 to develop his interests in the financial sector. In addition to his career in the world of finance, he has been involved i philanthropy and public service.

Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of New Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of New Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 unt December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of ND since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senio Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005 Mr Siskind has been an Adjunct Professor of Law at the Georgetown Law Center since 2005. Mr Siskind has been a member of the Bar of the State c New York since 1962.

Lord St John of Fawsley was appointed as a Director of the Company on 20 November 1991. Lord St John was a Director of the N.M. Rothschild Trus from 1990 to 1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 198 to 2000. He is Grand Bailiff and Head of Order of St Lazarus of England and Wales. Lord St John is a member of the Privy Council and holds the Orde of Merit of the Italian Republic. Lord St John has held the offices of Minister of State for Education, Minister of State for the Arts, Leader of the Hous of Commons and Chancellor of the Duchy of Lancaster. Lord St John has also been Master of Emmanuel College, Cambridge. Lord St John is a regula commentator on television and radio. Lord St John has decided not to seek re-election at this year's AGM and will retire from the Board.

Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. He has been a Non-Executive Director of Xansa plc sinc April 2003 and will become Non-Executive Chairman of C. Hoare and Co, Bankers, in October 2006. Lord Wilson entered the Civil Service as a assistant principal in the Board of Trade in 1966. Lord Wilson subsequently served in a number of departments, including 12 years in th Department of Energy, where his responsibilities included nuclear power policy, the privatisation of Britoil, personnel and finance. Lord Wilso headed the Economic Secretariat in the Cabinet Office under Mrs Thatcher from 1987 to 1990 and, after two years in the Treasury, was appointe Permanent Secretary of the Department of the Environment in 1992. Lord Wilson became Permanent Under Secretary of the Home Office in 1994 an Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Maste of Emmanuel College, Cambridge. Lord Wilson was made a peer in November 2002.

Alternate Directors

A Director may appoint any other Director or any other person to act as his Alternate. An Alternate Director shall be entitled to receive notice of an attend meetings of the Directors and Committees of Directors of which his appointer is a member and not able to attend. The Alternate Director sha be entitled to vote at such meetings and generally perform all the functions of his appointer as a Director in his absence.

On the resignation of the appointer for any reason the Alternate Director shall cease to be an Alternate Director. The appointer may also remove hi Alternate Director by notice to the Company Secretary signed by the appointer making or revoking the appointment. An Alternate Director shall not b entitled to fees for his service as an Alternate Director.

Rupert Murdoch, David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their Alternate Director and, in additior each has appointed Leslie Hinton to act as his Alternate Director. David Evans has appointed Allan Leighton as his Alternate Director.

Leslie Hinton served as a Director of the Company from 15 October 1999 until 13 February 2003. Following his resignation as a Director, Mr Hinto was immediately appointed as an Alternate Director of the Company. Mr Hinton was appointed President of Murdoch Magazines in the US in 1990 two years later becoming CEO of Fox Television Stations and in 1995 he became Executive Chairman of News International Limited. Mr Hinton is member of News Corporation's Executive Committee. In 1996 he joined the board of the Press Association in Britain, and in 2005 he was appointed Non-Executive Director of Johnston Press plc.

Senior Executives

Our Senior Executives are as follows:

Dawn Airey joined us in January 2003 as Managing Director of Sky Networks. In February 2006 she was appointed Managing Director, Channels & Services with overall responsibility for Sky's multi-platform content strategy.

Matthew Anderson joined us in November 2005 as our Group Director for Communications.

James Conyers joined us in April 1993 as Assistant Solicitor. During 1998 he was appointed as our Deputy Head of Legal and Business Affairs. I January 2004 he was appointed as our Head of Legal and Business Affairs, and in September 2005 he was appointed as our General Counsel.

Beryl Cook joined us in April 2004 as our Director for People and Organisational Development.

Robin Crossley joined us in 1988 and was appointed National Operations Manager in 1989. He left in 1991 but subsequently rejoined us in June 1995 as Director of Digital Development. In January 2001 he was appointed Strategic Adviser, Technology.

Mike Darcey joined us in February 1998 as our Head of Strategic Planning and in July 2002 he was appointed as our Group Director of Strategy. In February 2006 he was appointed Group Commercial and Strategy Director with extended responsibility for a new group that combines our Strategy, Future Technology, Research and Development and Business Development teams.

Jon Florsheim joined us in April 1994 as Marketing Director, Direct to Home and in October 1998, he was appointed Director of Distribution and Marketing. In August 2000, Mr Florsheim was appointed as Managing Director, Sales, Marketing and Interactive and in March 2005 he was appointed as Chief Marketing Officer. In February 2006 Mr Florsheim became Managing Director, Customer Group in addition to his existing title of Chief Marketing Officer.

Richard Freudenstein joined us in October 1999 as General Manager and was appointed as Chief Operating Officer in October 2000. On 15 December 2005, the Company announced that Mr. Freudenstein would be leaving the Company in the summer of 2006 to return to his home country of Australia.

David Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.

Jeff Hughes joined us in May 2005 as our Group Director for IT and Strategy.

Nick Milligan joined us in June 2004 as Managing Director of Sky Media.

David Rowe joined us in July 2006 as Managing Director, Enterprise Business and is responsible for our business-to-business services across both television and telecoms. Mr Rowe was CEO of Easynet Group plc until it became part of Sky in January 2006.

Vic Wakeling joined us in 1991 as Head of Football, taking over as Head of Sport in January 1994. In August 1998, he was appointed Managing Director, Sky Sports.

Alun Webber joined us in 1995 and was part of the core team which launched Sky Digital, and established the Sky Interactive venture. In April 2002, he was appointed Group Director of Engineering and Platform Technology. On 1 July 2006, Mr Webber was appointed Group Director of Strategic Project Delivery.

There is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or Senior Executive.

Employees

The average monthly number of full time equivalent persons (including temporary employees) employed by us during the previous three fiscal years was as follows:

	2006	2005	2004
Programming	1,479	1,464	1,295
Transmission and related functions	1,976	1,588	1,394
Marketing	416	238	209
Subscriber management	5,903	5,275	5,418
Administration	1,306	1,266	1,051
Betting	136	127	133
	11,216	9,958	9,500

DIRECTORS' REPORT

The Directors present their Annual Report on the affairs of British Sky Broadcasting Group plc and its subsidiary undertakings, together with the Accounts and Auditors' Report for the year ended 30 June 2006.

Principal activities and business review

British Sky Broadcasting Group plc is the holding company of the British Sky Broadcasting group of companies (the "Group"). The Group's principal activities are detailed in the Review of the Business on pages 5 to 36.

The Chairman's Statement on page 3, the Chief Executive's Statement on page 4, the Review of the Business on pages 5 to 36 and the Financial Review on pages 37 to 50 report on the development and performance of the business during the year, recent events and any likely further business developments.

The principal risks and uncertainties facing the Group are described in the Review of the Business on pages 24 to 27. Significant trends which coul have a material effect on the Group's financial performance are described in the Financial Review on pages 45 to 46.

Financial instruments

Details of the Group's use of financial instruments, together with information on our risk management objectives and policies, and our exposure t price risks, credit risks, liquidity risks and cash flow risks, can be found in note 22 to the accounts.

Results and dividends

The profit for the year ended 30 June 2006 was £551 million (2005: £578 million). The Directors recommend a final dividend for the year ende 30 June 2006 of 6.70 pence per ordinary share which, together with the interim dividend of 5.50 pence paid to shareholders on 25 April 2006, wi make a total dividend for the year of 12.20 pence (2005: 9.00 pence). Subject to approval at the Annual General Meeting ("AGM"), the final dividen will be paid on 17 November 2006 to shareholders appearing on the register at the close of business on 27 October 2006.

Payment policy

The policy of the Group is to agree terms of payment with suppliers prior to entering into a contractual relationship. In the absence of a specif agreement, it is the policy of the Group to pay suppliers on a monthly basis. The Group had under 30 days' purchases outstanding at 30 June 200 (2005: 31 days), based on the total amount invoiced by non-programme trade suppliers during the year ended 30 June 2006. Programme creditoı include significant balances which are not yet contractually due. In respect of amounts both contractually due and invoiced, the outstanding numbe of days' purchases is below 30 days (2005: below 30 days).

Share capital

Details of changes in the share capital during the year are disclosed in note 23 to the consolidated financial statements. On 27 July 2006, th following companies, or their subsidiary undertakings, held more than 3% of the Company's share capital:

News UK Nominees Limited (a subsidiary of News Corporation)	38.36%
Franklin Resources, Inc. and its affiliates	10.00%
Janus Capital Management LLC	3.86%
Barclays PLC	3.85%
Brandes Investment Partners L.P.	3.12%
The Capital Group Companies, Inc.	3.10%
FMR Corp. and Fidelity International Limited	3.06%
Harris Associates L.P.	3.03%

Corporate governance

Details concerning the Group's arrangements relating to corporate governance and its compliance with the Combined Code on Corporate Governanc are given on pages 58 to 63. The Report on Directors' Remuneration is on pages 63 to 72.

Charitable contributions and community and environmental activities

The Group's fourth Corporate Responsibility Review, which does not form part of the Annual Report, will be published in August 2006, and wi provide further information on the Group's commitment to corporate responsibility, including community and environmental activities (se www.sky.com/responsibilities). An overview of the Group's community and environmental activities is also included in the Review of the Business c page 22.

During 2006, the Group donated £2,308,581 (2005: £1,668,050) to charities in the UK in the form of cash. The Group's total community investmeı (cash, time, in kind and management costs) will be published in the Corporate Responsibility Review.

Political contributions

Political contributions of the Group in the UK during 2006 amounted to nil (2005: nil).

Directors

The names and biographical details of the Directors of the Company are given on pages 51 to 53.

Chase Carey, Nicholas Ferguson, James Murdoch and Jacques Nasser retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2006 AGM. Lord St John of Fawsley will also retire from the Board by rotation at the 2006 AGM but will not be seeking re-election by the shareholders. Arthur Siskind, David DeVoe and Rupert Murdoch are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than 9 years.

The Directors' interests in the ordinary shares and options of the Company are disclosed within the Report on Directors' Remuneration on pages 70 to 72.

mployment policies

Details of the Group's employees, together with statements of policy on equality of opportunity, disabled persons, employee involvement and communication, training and development and financial participation are provided in the Review of the Business on pages 22 to 24.

Health and Safety

The health and safety of the Group's employees is a matter of major importance. Accordingly, it is the Group's policy to manage its activities so as to avoid causing any unnecessary or unacceptable risk, so far as is reasonably practicable, to the health, safety and wellbeing of its personnel. Furthermore, the Group directs its managers and contractors to take all reasonable steps to reduce risks to the minimal level achievable through good management practice and the thorough application of relevant control measures. The Group's goal is to ensure continuous improvement in the management of its health and safety risks. To this end, the Group's second two-year programme of work was launched in July 2005 to secure such continual development. Furthermore a revised governance model has been implemented to reflect the organisational changes that have occurred across the Group. The current status of the project is in line with the deliverables required by the programme to securely embed the reinvigorated management system for health and safety into the Group. This process not only meets all applicable statutory requirements, but also demonstrates the Group's commitment to continual organisational development and the welfare of the Group's employees.

Purchase of own shares

At the AGM, held on 4 November 2005, the shareholders gave the Company the authority to purchase in the market a maximum of 92,000,000 of its own shares. This authority expires on 3 November 2006.

During the year ended 30 June 2006, the Company purchased, and subsequently cancelled, 76,446,000 ordinary shares of 50p each, representing approximately 4.3% of the issued ordinary share capital of the Company at 27 July 2006, for a consideration of £405 million, before stamp duty and commissions. Of the 76,446,000 ordinary shares purchased during the year, 53,765,000 ordinary shares were purchased under the authority granted at the 2005 AGM and 22,681,000 ordinary shares were purchased under the authority granted at the 2004 AGM held on 12 November 2004.

Annual General Meeting

The notice convening the AGM to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on 3 November 2006 at 11.30am can be found in a separate notice accompanying the Annual Report.

Going concern

After making enquires, the Directors have formed the judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing financial statements.

Auditors

In the case of each of the persons who are Directors of the Company at the date when this report was approved:

- so far as each of the Directors is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the Company's auditors are unaware; and
- each of the Directors has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information (as defined) and to establish that the Company's auditors are aware of that information.

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming AGM.

By order of the Board,
Dave Gormley
Company Secretary

27 July 2006

The Company is committed to maintaining high standards of corporate governance in its management of the Group and when accounting to shareholders. The management of the Company values an effective long-term outlook and sees itself as responsible to the wider range of stakeholders, whilst being accountable for the pursuit of its objectives primarily for the benefit of the Company's owners.

This section of the Annual Report has been prepared in accordance with the Code of Best Practice set out in Section 1 of the July 2003 Combined Code on Corporate Governance (the "Combined Code").

Throughout the year ended 30 June 2006, the Company has been in compliance with the Combined Code provisions set out in Section 1 of the Combined Code, apart from the requirement for Directors who have served more than nine years being subject to annual re-election. The Company can confirm that following the 2006 AGM the Company will in future comply with this aspect of the Code.

The Company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange ("NYSE"), is obliged to disclose any significant ways in which its corporate governance practices differ from the NYSE's corporate governance listing standards. Furthermore, the Company must comply fully with the provisions of the NYSE listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC and the NYSE under the US Sarbanes-Oxley Act of 2002.

The Company has reviewed the NYSE's listing standards and believes that its corporate governance practices are consistent with the standards, with the following exception. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors. The Company's Corporate Governance & Nominations Committee is made up of a majority of Independent Non-Executive Directors.

The Company maintains disclosure controls, procedures and systems that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported within the time periods specified in the SEC's rules and forms, and the Company's UK listing obligations. The Company has established a disclosure committee. The committee is chaired by the Company Secretary and its members consist of senior managers from group finance, legal and investor relations. It has responsibility for considering the materiality of information (including inside information) and on a timely basis, determination of the disclosure and treatment of such information. The committee also has responsibility for the filing of reports with the SEC and overseeing the process for the formal review of the contents of the Company's Annual Report.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of these disclosure controls, procedures and systems at 30 June 2006. Based on that evaluation, the CEO and CFO of the Company have concluded that the Company's disclosure controls and procedures are effective. No change in the Company's internal control over financial reporting has occurred during the year ended 30 June 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Corporate policies

Our policies aim to enhance and maintain risk management, equality in the workplace, share dealing, work practices (on and off-site), and social arrangements. Copies are readily available to all staff on the intranet.

The Company has also adopted since 2003 a Code of Ethics that applies to the Group's CEO and CFO, who also serves as the principal accounting officer. The full text of the code of ethics is incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.

The Board

The Board currently comprises fifteen Directors, made up of two Executive Directors and thirteen Non-Executive Directors. A majority of eight Non-Executive Directors are determined to be independent in compliance with the Combined Code. They bring a wide range of experience and expertise to the Group's affairs, and carry significant weight in the Board's decisions. The Independent Non-Executive Directors provide a strong independent element and a foundation for good corporate governance. Short biographies of each of the Directors are set out on pages 51 to 53. The table on page 51 clearly identifies those Directors who are, in the view of the Board, independent within the meaning of the Combined Code.

The Company recognises that all Directors are equally accountable under the law for the proper stewardship of the Company's affairs. To this end, the Company maintains a directors' and officers' liability insurance policy which meets defence costs when the director is not proved to have acted fraudulently.

The roles of the Chairman, Rupert Murdoch, and CEO, James Murdoch, are separate and the roles have been since the Company's shares were admitted to listing in 1994. Lord Rothschild holds the position of Senior Independent Non-Executive Director and Deputy Chairman.

The Chairman

The Chairman is responsible for leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. This include ensuring via the Company Secretary that the Directors receive accurate, timely and clear information.

The Chief Executive Officer

The Chief Executive is responsible for the daily operation of the Company, advancing long-term shareholder value, supported by the managemen team. He is accountable and responsible to the Board for the management and operation of the Company.

The Company Secretary

The Company Secretary is available to advise all Directors and is responsible for ensuring the Board is supplied with all necessary information in timely manner. The Company Secretary ensures good communication between the Board, Board committees and senior management. He facilitate Directors' induction and training.

Board Practices

The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. During th financial year, one of these meetings was held over two days when the Board met to review the future strategy and direction of the Group.

Attendance of the current Directors at Board and Committee meetings is set out in the table below:

	Board	Audit	Remuneration	Corporate Governance & Nominations
NUMBER OF MEETINGS HELD IN YEAR	8	8	6	3
DIRECTOR				
Rupert Murdoch, Chairman	8	–	–	–
James Murdoch, CEO	8	–	–	–
Jeremy Darroch, CFO	8	–	–	–
Chase Carey	8	–	–	–
David DeVoe	8	–	–	–
David Evans*	7	–	5	–
Nicholas Ferguson*	7	–	6	–
Andrew Higginson***	7	7	–	–
Allan Leighton***	8	7	–	–
Jacques Nasser*	7	–	6	–
Gail Rebuck***	7	8	–	–
Lord Rothschild**	8	–	–	3
Arthur Siskind**	8	–	–	3
Lord St John of Fawsley	8	–	–	–
Lord Wilson of Dinton**	8	–	–	3

* *Remuneration Committee member*

** Corporate Governance and Nominations Committee member

*** Audit Committee member

The independent Non-Executive Directors of the Board held a separate meeting during the year.

Board role

A schedule of matters reserved for the full Board's determination and/or approval is in place, which includes:

- approval of the annual budget and any changes to it;
- a major change in the nature, scope or scale of the business of the Group;
- approval of the interim and final results;
- approval of any dividend policy;

- changes relating to the Group's capital structure, including reductions of capital and share buy-backs;
- the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) which, whether budgeted or unbudgeted, involves or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £100 million in aggregate value;
- the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation, any of its subsidiaries, or a related party which involves, or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £25 million in aggregate value;
- approval of resolutions to be put forward to shareholders at a general meeting;
- communication involving the general state of the Company;
- determining the independence of Non-Executive Directors.

For further information, matters reserved for the Board can be downloaded from the Company's corporate website at www.sky.com/corporate.

The Board has also delegated specific responsibilities to Board Committees, notably the Audit, Remuneration and Corporate Governance & Nominations Committees, as set out below. Directors receive Board and Committee papers several days in advance of Board and Committee meetings and also have access to the advice and services of the Company Secretary. In addition, the Board members have access to external professional advice at the Company's expense. Non-Executive Directors serve for an initial term of three years, subject to election by shareholders following appointment, subsequent re-election by shareholders, and Companies Act provisions relating to the removal of Directors. In addition, reappointment for a further term is not automatic, but may be mutually agreed. All of the Directors are required to retire and offer themselves for re-election at least once in every three years.

A committee of senior management generally meets on a weekly basis to allow prompt discussion of relevant business issues. It is chaired by the CEO and comprises the CFO and other Senior Executives from within the Group.

Following appointment to the Board, all new Directors receive an induction tailored to their individual requirements. The induction process involves a meeting with all of the Company's Executive Directors and Senior Executives. This facilitates their understanding of the Group and the key drivers of the business' performance. The Directors are also provided with copies of the Company's corporate governance practices and procedures.

Directors regularly receive additional information from the Company between Board meetings, including a monthly report which is sent to all of the Directors updating them on the performance of the Group.

Where appropriate, additional training and updates on particular issues are arranged. For example, over the last financial year the Audit Committee has received specific briefings on the introduction of IFRS and its likely impact on future reporting by the Company.

During the year, the Directors carried out a full evaluation of the performance of the Board, its committees and individual Directors. The process was carried out internally and was led by the Corporate Governance & Nominations Committee, with the assistance of the Company Secretary and members of the legal department. The evaluation confirmed that the Board was satisfied with the Board's overall performance.

During the year, the Senior Independent Non-Executive Director held a formal meeting of the Non-Executive Directors, without Executive Directors present, to discuss the functioning of the Board. There was also a meeting of the Non-Executive Directors without the Chairman present to evaluate his performance led by the Senior Independent Non-Executive Director.

Following this year's review the Corporate Governance & Nominations Committee and Board have confirmed that all Directors standing for re-election at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles.

Chase Carey, Nicholas Ferguson, James Murdoch and Jacques Nasser retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2006 AGM. Lord St John of Fawsley will also retire from the Board by rotation at the 2006 AGM but will not be seeking re-election by the shareholders. Arthur Siskind, David DeVoe and Rupert Murdoch are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than 9 years. Following the 2006 AGM the Company will be in full compliance with the Combined Code.

Board Committees

Terms of reference for the Board Committees can be found on the Company's corporate website.

Remuneration Committee

The members of the Remuneration Committee are Nicholas Ferguson (Chairman), David Evans and Jacques Nasser, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.

The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work. Following publication of the annual report we arrange meetings and round-table discussions between the Remuneration Committee and institutional shareholders to discuss remuneration policy and aspects of the Committee's Remuneratio Report. The Remuneration Committee Chairman reports regularly to the Board on its activities.

Rupert Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee. Their attendance at these meeting is as observers only and in a non-voting capacity.

The Report on Directors' Remuneration can be found on pages 63 to 72. In accordance with the Directors' Remuneration Report Regulations 2002 the Report on Directors' Remuneration will be put forward for an advisory shareholder vote at the AGM.

Corporate Governance & Nominations Committee

The Corporate Governance & Nominations Committee is chaired by Lord Wilson of Dinton and its other members are Lord Rothschild and Arthu Siskind. The Corporate Governance & Nominations Committee met three times during the year. Its main duties include:

- the identification and nomination, for approval by the Board, of candidates to fill Board vacancies as they arise;
- the drafting of requirements for a particular appointment to the Board, taking into consideration the present balance of skills, knowledge an experience on the Board;
- the regular review of the structure, size and composition of the Board and to recommend any changes to the Board or succession planning;
- the provision of a formal letter of appointment, setting out clearly what is expected of new appointees to the Board, in terms of time commitmen term of office and committee service as well as their duties and liabilities as a Director, including details of the Company's corporate governanc policies and directors & officers liability insurance cover;
- the monitoring of the Company's compliance with applicable Corporate Governance Codes and other similar requirements.

The Corporate Governance & Nominations Committee Chairman reports regularly to the Board on its activities.

The Corporate Governance & Nominations Committee has in the past used the services of external recruitment advisors when seeking to appoint Director to the Board. There have been no nominations to the Board during this year.

The Corporate Governance & Nominations Committee led the evaluation of the Board that was completed during the year as discussed earlier in thi report.

The Committee also reviewed the independence of the Non-Executive Directors and recommended to the Board that there be no changes to th independent status of the current Non-Executive Directors. The table on page 51 clearly sets out those Non-Executive Directors who are considere by the Board to be independent.

The Corporate Governance & Nominations Committee also reviewed the letter of appointment of the Non-Executive Directors. All Non-Executiv Directors have signed letters of appointment with the Company.

Audit Committee

The Audit Committee, which consists exclusively of Independent Non-Executive Directors, has clearly defined terms of reference as laid down by th Board. The composition of the Audit Committee is currently Allan Leighton (Chairman), Gail Rebuck and Andrew Higginson. The CFO an representatives from the external auditor and the internal auditor attend meetings at the request of the Audit Committee. It is also usual practice fo the CEO to attend meetings of the Audit Committee. Other finance and business executives attend meetings from time to time and the Compan Secretary is Secretary to the Committee. The Audit Committee Chairman reports regularly to the Board on its activities. David DeVoe and Arthu Siskind have a standing invitation to attend meetings of the Audit Committee. Their attendance at these meetings is as observers only and in a non voting capacity. All three members of the Audit Committee are independent for the purposes of the Combined Code and rule 10.A.3(b)(1) of the U Securities Exchange Act of 1934. The members have wide ranging experience to bring to the work of the Audit Committee. The Audit Committee me eight times during the year. Its duties include:

- making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and discussing wit the external auditors the nature, scope and fees for the external auditors' work;
- reviewing and making recommendations to the Board regarding the approval, or any amendment to, the quarterly, half year and annual financia statements of the Group;
- reviewing and approving the Group's US Annual Report on Form 20-F prior to its filing;
- reviewing the Group's significant accounting policies;
- reviewing the Group's systems of internal control;

• reviewing the Group's treasury policies;

• recommending the appointment of the Group's Director of Internal Audit;

• reviewing the audit plan and findings of the Group's internal audit function;

• monitoring and reviewing the effectiveness of the Group's internal audit function;

• monitoring the Group's whistle-blowing policy;

• News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation Group and the Group, and any other related party transactions, showing all transactions which have been entered into during the year and which cumulatively exceed £100,000 in value.

• Furthermore, Audit Committee approval is required for the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation or any of its subsidiaries, or any other related party which involves or could reasonably involve the payment or receipt by the Group of amounts equal to or in excess of £10 million, but not exceeding £25 million in aggregate value with News Corporation. Any transaction in excess of £25 million in aggregate value must be submitted to the Audit Committee and, if approved by the Audit Committee, must also be submitted to the full Board for approval.

The Audit Committee does not include an Audit Committee Financial Expert. The Audit Committee members have considerable financial and business experience and the Board considers that the membership as a whole has sufficient recent and relevant financial experience to discharge its functions. Accordingly, it is the opinion of the Board not to formally designate a member as the financial expert.

Internal control

The Directors have overall responsibility for establishing and maintaining the Group's systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage, and where possible eliminate, the risk of failure to achieve business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been established, in accordance with the guidance of the Turnbull Committee on internal control issued in September 1999 and updated by the Financial Reporting Council in October 2005. This process has been in place for the year ended 30 June 2006 and up to the date on which the financial statements were approved.

The Audit Committee, on behalf of the Board, considers the effectiveness of the operation of the Group's systems of internal control and risk management during the year and this review has been carried out for the year ended 30 June 2006 and up to the date on which the financial statements were approved. This review relates to the Company and its subsidiaries and does not extend to joint ventures. The Audit Committee meets on at least a quarterly basis with the Group's internal audit team and the external auditors.

There is a comprehensive budgeting and forecasting process, and the annual budget, which is regularly reviewed and updated, is approved by the Board. Risk assessment and evaluation take place as an integral part of this process. Performance is monitored against budget through weekly and monthly reporting cycles. Monthly reports on performance are provided to the Board and the Group reports to shareholders each quarter. Each area of the Group carries out risk assessments of its operations and ensures that the key risks are addressed. A Risk Management Committee, chaired by the CFO and comprising Senior Executives, reviews the management of risks in all areas of the Group. The results of the Risk Management Committee's review are integrated into the budgeting and forecasting process and are integrated into the internal audit planning.

The internal audit team provides objective assurance as to the effectiveness of the Group's systems of internal control and risk management to the Group's operating management and to the Audit Committee.

Use of external auditors

The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:

• those services which the auditors are prohibited from providing;

• those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and

• those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.

The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee on a quarterly basis.

The Audit Committee is aware that the non-audit fees incurred with Deloitte & Touche LLP have been considerably in excess of the audit fees. The principal reason for this is that the Group during the year received services from Deloitte & Touche LLP in respect of the CRM systems development project. The Audit Committee reviews regularly the non-audit work provided by Deloitte & Touche LLP, and has noted that, in relation to CRM, it would have had a disruptive effect on the final delivery of the system if Deloitte & Touche LLP personnel were to be withdrawn prior to completion o the project. The Audit Committee further noted that those members of Deloitte & Touche LLP who worked on the project were completely separat from the Deloitte & Touche LLP audit team and also were not involved in the development of any of the financial systems within the project. Since th CRM system went live, Deloitte & Touche LLP personnel have been withdrawn.

For the year ended 30 June 2006, the Audit Committee has discussed the matter of audit independence with Deloitte & Touche LLP, the Group' external auditors, and has received and reviewed confirmation in writing that, in Deloitte & Touche LLP's professional judgement, Deloitte & Touch LLP is independent within the meaning of all UK and US regulatory and professional requirements and the objectivity of the audit engagemer partner and audit staff is not impaired.

There were no services provided during the year that were not pre-approved by the Audit Committee in accordance with the Group's policy.

Communication with shareholders

Presentations and webcasts on the development of the business are available to all shareholders on the Company's corporate website. The Compan also uses email alerts and actively promotes downloading of all reports enhancing speed and equality of shareholder communication. In addition any letters from shareholders are duly circulated to the Board.

The Company maintains a dialogue with institutional shareholders in order to ensure that the objectives of both the Group and the shareholders are understood. A programme of meetings with institutional shareholders, fund managers and analysts takes place each year, some of which are attended by the Senior Independent Director. The Company also makes presentations to analysts and fund managers following the half year and ful year results of the Company, conference calls are held with analysts following the announcement of the first quarter and third quarter results and presentations are made during the year to overseas shareholders. During the year, various members of the Board have met with institutiona shareholders and representative bodies, reinforcing the continuation of open dialogue and discussion of strategy between the Board and its shareholders. Non-Executive Directors are offered the opportunity to attend meetings with major shareholders and are expected to attend i required.

The Board views the AGM as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the Board. All members of the Board are encouraged to attend the meeting. Nicholas Ferguson was unable to attend the 2005 AGM due to prior commitments. At the AGM, the Chairman provides a brief résumé of the Company's activities for the previous year to the shareholders. The Company, in accordance with the Combined Code, announces the number of proxy votes cast on resolutions at the AGM. From 2003 there has been a year on year 2% increase in the number of votes cast.

Directors' responsibilities

The responsibilities of the Directors are set out on page 72.

REPORT ON DIRECTORS' REMUNERATION

Remuneration Committee

1.1 Role of the Remuneration Committee and terms of reference

The Remuneration Committee (the "Committee") is responsible for recommendations to the Board regarding:

- the Company's policy on remuneration for Board Directors and other Senior Executives of the Group who report directly to the CEO. In the latter case, decisions shall be the subject of recommendation to the Committee by the CEO;
- the design and implementation of incentive compensation arrangements including share-based schemes; and
- remuneration packages for Executive Directors of the Company, including basic salary, performance-based short and long-term incentives, pensions and other benefits.

The Committee sets the performance targets applicable to incentive compensation arrangements. As part of this process, it seeks to ensure that such packages provide employees with appropriate incentives to perform, reflect their positions and roles within the Group, and that the employees are, in a fair and reasonable manner, rewarded for their individual contributions to the success of the Group. Payments or benefits offered to employees in excess of £250,000 which do not form part of an employee's expected remuneration or benefits require the approval of the Committee.

The Committee met five times during the year.

.2 Membership of the Committee

The Committee comprised the following independent Non-Executive Directors during the year ended 30 June 2006:

- David Evans
- Nicholas Ferguson (Chairman)
- Jacques Nasser

Jacques Nasser resigned as Chairman and Nicholas Ferguson assumed the role in January 2006. There have been no other changes to the membership of the Committee during the year.

During the year, the Committee sought the advice of James Murdoch, the CEO, on matters relating to the Executive Directors and Senior Executives who report to him and advice from the Director of People and Organisational Development; the Committee was supported by the Company Secretary, and the finance function. The CEO was not present when matters affecting his remuneration were considered. The Chairman, Rupert Murdoch, did not attend any Remuneration Committee meetings during the year.

2. Advisors

The Committee has engaged the services of both a lead adviser (Patterson Associates LLP.) and a support adviser (New Bridge Street Consultants LLP). The lead adviser advises the Committee and the Company on overall direction and acts as the primary lead for advice. The support adviser advises on share based awards, performance monitoring, remuneration data and accounting including IFRS and US GAAP for any existing or new incentives and remuneration schemes and provides analytical support. The support adviser works in conjunction with the lead adviser.

3. Remuneration policy

The Committee's reward policy reflects its aim to align Executive Directors' remuneration with shareholders' interests and to engage world-class executive talent for the benefit of the Group. The main principles of the policy are that:

- Total rewards should be set at appropriate levels to reflect the competitive market in which the Group operates.
- The majority of the total reward should be linked to the achievement of demanding performance targets.
- Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses a subset of the FTSE 100 as its major benchmark.

Executive Directors are not allowed to take on the chairmanship of a FTSE 100 company, but are allowed to take up one external non-executive FTSE 100 appointment and retain any payments in respect of this appointment.

In formulating its remuneration policy, the Committee is keen to understand shareholders' views on executive remuneration. From time to time, the Company holds consultation meetings with a range of institutional investors, concerning aspects of the Committee's policy, and has taken their advice into account in arriving at remuneration decisions.

The Committee believes that performance share awards continue to be the best long-term incentive vehicle for Executive Directors and Senior Executives. The Committee also believes that the Group's historically strong operational performance has led the market to expect continued excellence in operational delivery. Accordingly, 70% of the Long-Term Incentive Plan ("LTIP") vests based on operational performance, while 30% vests based on Total Shareholders Return ("TSR") relative to the constituents of the FTSE 100. The operational performance conditions chosen include earnings per share ("EPS"), free cash flow per share ("FCF") and Direct to Home ("DTH") subscriber growth.

As detailed in last year's Annual Report, in 2005 the Company implemented an alignment programme to convert outstanding historical share awards to the new set of measures being used going forward. All of the Company's long-term incentives are now aligned in three important ways: time horizon; denomination; and performance measurement. All LTIP programmes are now measured over three years, they are all based on performance shares, and use the performance measures described above for the LTIP.

The Committee also recognises that the interactions between different areas of the business in creating long-term shareholder value are complex. Therefore, rather than Senior Executives being incentivised primarily through measures relevant to their own business area, the remuneration of Senior Executives now emphasises a smaller number of Group-wide goals, in order to maximise the benefits of teamwork and collaboration across the Group.

The Executive Directors of the Company are employed on twelve-month rolling contracts.

4. Elements of Executive Director remuneration

4.1 Remuneration Mix

The Executive Directors' and Senior Executives' total direct compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Committee to ensure that it continues to support the Group's objectives.

Overview of current remuneration elements for executives, including Executive Directors

Element	Objective	Performance Period	Performance Conditions
Base salary (see below)	Reflects the market value of the position, as well as the skills and experience of the incumbent	Not applicable	Reviewed annually on the basis of external market benchmarking and/or reference to internal positioning
Annual bonus (see below)	Rewards achievement of short-term objectives set during the year	One year	Cash award is subject to achievement of team and individual objectives. For Executive Directors, award is wholly dependent on group-level objectives (Earnings, cash and subscriber growth).
LTIP (see page 66)	Rewards the achievements of long-term objectives set during the year of award	Three years	30% of the award is subject to achievement of relative TSR performance vs. the FTSE 100 over three years. 70% of the award is subject to achievement of operating targets for earnings per share, cashflow per share and DTH subscriber growth.

In the year ended 30 June 2006, approximately three quarters of Executive Directors' remuneration was performance-related, as shown by the chart below:


Salary
Annual Bonus
LTIP

Notes to chart:

- Annual bonus valuation assumes on-target performance
- LTIP valuation assumes annualised expected value, where expected value is face value at the time of grant, discounted to reflect expected vesting for target performance.

4.2 Basic salary

The basic salary for each Executive Director and Senior Executive is determined by the Committee taking account the recommendations of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates. Salaries for the CEO and CFO are periodically benchmarked against a subset of the FTSE 100.

4.3 Annual bonus

Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. For the Executive Directors the level of bonus paid depends purely on Group-wide operational performance measures specifically Operating Profit, Free Cash Flow and DTH Subscriber Growth. For the Senior Executives these operational performance measures contribute to 75% of their bonus with the additional 25% attributable to the performance of that individual's performance area. For the CEO, the maximum bonus that may be awarded is 200% of salary, and for on-target performance, he would receive 130% of salary, while for the CFO these percentages are 160% and 110% respectively.

4.4 LTIP

The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Director of the Group at the discretion of the Committee. Awards under the scheme are made as a nil priced option. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee. LTIP awards are satisfied using shares purchased in the market.

Design of LTIP plan

The LTIP has a structure tailored to the needs of the Company in which grants are made every year, but vesting occurs biennially, designed to reduce Executives' reliance on annual vesting of LTIP awards. In the first year, an Executive is granted an award of shares that vests at the end of the three year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to 100% of the year one award can be made. This award vests at the same time as the first award. While second year grants are linked to the previous year and therefore capped, the size of first year grants is determined by the Committee on the basis of a range of factors including internal, and external market benchmarks. A number of shares are granted and therefore values in relation to salary may vary with share price movements.

Performance conditions for LTIP plan

The awards vest, in full or in part, dependent on the satisfaction of specified performance targets. Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award. As explained in section 3 (Remuneration Policy), vesting is based partly on relative TSR, and partly on operational measures.

TSR Performance

30% of the award vests dependent on TSR performance over the three year performance period, relative to the constituents of the FTSE 100 at the time of grant. If the Company's TSR performance is below median, the TSR element of the award lapses with no vesting. For median performance, one third of the award vests. For performance in the upper quartile, the whole award vests.

For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:


TSR Vesting Schedule
Percent of award vesting
35%
30%
25%
20%
15%
10%
5%
0%
25%
50%
75%
100%
TSR Performance - Percentile rank vs. FTSE 100

TSR calculations are conducted independently by New Bridge Street Consultants LLP, employing a methodology which averages share prices over 3 months prior to grants and the three months prior to the end of the three year performance period.

Operational performance

70% of the award is based on operational measures:

- EPS
- FCF
- Growth in DTH subscribers.

5. Other share plans

5.1 Management Long Term Incentive Plan ("Management LTIP")

The Company now operates a Management LTIP, which has replaced options granted under the Executive Share Option Scheme (see below). It is intended that selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. In the past this plan was open to only a small number of managers within the Group but there will be more participants going forward. Awards under this scheme are made at the discretion of the CEO. The Management LTIP mirrors the LTIP for Senior Executives and Executive Directors, with the same performance conditions. Awards that are exercised under the Management LTIP can only be satisfied by the delivery of shares purchased in the market.

5.2 Executive Share Option Schemes ("Executive Schemes")

The Company operates Approved and Unapproved Executive Share Option Schemes under Her Majesty's Revenue & Customs ("HMRC") guidelines

Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. It is the Committee's intention that no further options will be granted to any employee of the Group during the year.

5.3 Sharesave Scheme

The Sharesave Scheme is open to all UK/Irish employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year end results.

6. Pensions

The Group provides pensions to eligible employees through the BSkyB Pension Plan ("Pension Plan"), which is a defined contribution plan. Employees contribute a minimum of 4% of pensionable salary into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.

Until 5 April 2006, for those Executives whose pensionable salary was restricted by the cap on pensionable earnings introduced in 1989, employee and employer pension contributions may have been restricted. In such cases, a cash supplement was paid to the Executive equal to the shortfall in the 8% employer contribution rate.

The Company has reviewed its policy following changes to the tax regime for pensions. Since 6 April 2006, contributions on full salary are being paid into the Pension Plan by the Company and by Executives. This replaces the use of cash supplements, allows for a consistent approach between Executives and provides a cost saving to the Company since it involves a reduction in National Insurance contributions.

Where an Executive's pension benefits might exceed his or her Lifetime Allowance, the Company will, however, offer an alternative to continued membership of the Pension Plan of a cash allowance equal to the employer pension contribution.

7. Other benefits

Executive Directors are entitled to a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan and private medical insurance.

8. Service agreements

Policy

The Committee introduced a policy that Executive Directors' service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case by case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director's total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

James Murdoch

James Murdoch has a service agreement with the Company which commenced on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months' notice in writing. James Murdoch's remuneration consists of a base salary of £825,000 per annum. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

James Murdoch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance, an entitlement to participate in the LTIP and a relocation allowance ("Expense Allowance") of £200,000 per annum up until 27 November 2006.

James Murdoch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will be for a period of six months.

On termination of the agreement, James Murdoch will be entitled to one year's salary, pension and life assurance benefits from the date of termination, plus his Expense Allowance equal to the value received over the previous twelve months, except that the Expense Allowance would be reduced to the extent that it would have ceased to be payable in the following twelve months. James Murdoch will also be entitled to a pro-rata bonus up to the date of termination. James Murdoch would be entitled to a bonus in full if he was able to terminate his employment for cause.

Jeremy Darroch

Jeremy Darroch has a service contract with the Company that commenced on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months' notice in writing. Jeremy Darroch's remuneration consists of a base salary of £500,000 per annum. Jeremy Darroch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

Jeremy Darroch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance and an entitlement to participate in the LTIP.

Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Jeremy Darroch will be entitled to one year's salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. Jeremy Darroch would be entitled to a bonus in full if he was able to terminate his employment for cause.

Jeremy Darroch was appointed as a Non-Executive Director of Marks & Spencer Group plc on 1 February 2006 and retained fees, for this appointment, of £22,000 for the period 1 February 2006 to 30 June 2006.

9. Non-Executive Directors

The basic fees payable to the Non-Executive Directors and the Chairman, set by the Board of Directors, were £42,600 each for the financial year. It is intended that in future these will be increased on an annual basis by 5% or RPI, whichever is the greater, unless the Board determines otherwise. The basic fees payable to the Non-Executive Directors for the year ending 30 June 2007 will increase to £44,700. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Corporate Governance & Nominations Committee. The Chairmen of the Board, the Audit Committee, the Remuneration Committee, and the Corporate Governance & Nominations Committee, and the Senior Independent Non-Executive Director each receive an additional £10,000 per annum. Each Non-Executive Director is engaged by the Company for an initial term of three years. Re-appointment for a further term is not automatic, but may be mutually agreed.

The dates on which the Non-Executive Directors' initial service agreements/letters of appointment commenced and current expiry dates are as follows:

	Commencement Date	Expiry date of current service agreement or letter of appointment
Chase Carey(i)	13 February 2003	3 November 2006
David DeVoe(iii)	15 December 1994	3 November 2006
David Evans	21 September 2001	November 2008*
Nicholas Ferguson(i)	15 June 2004	3 November 2006
Andrew Higginson	1 September 2004	November 2008*
Allan Leighton	15 October 1999	November 2008*
Rupert Murdoch(iii)	3 November 1990	3 November 2006
Jacques Nasser(i)	8 November 2002	3 November 2006
Gail Rebuck(iv)	8 November 2002	November 2007*
Lord Rothschild(iv)	17 November 2003	November 2007*
Arthur Siskind(iii)	19 November 1991	3 November 2006
Lord St John of Fawsley(ii)	20 November 1991	3 November 2006
Lord Wilson of Dinton	13 February 2003	November 2008*

* These letters of appointment will expire on the day of the Company's AGM in either November 2007 or 2008, the dates of which have yet to be agreed.

All Directors are subject to retirement by rotation and reappointment by shareholders in accordance with the Company's current Articles of Association (see "Shareholder Information").

Notes:

(i) Non-Executive Directors retiring by rotation and offering themselves for reappointment by shareholders at the Company's next AGM, to be held on 3 November 2006. James Murdoch will also retire by rotation.

(ii) Lord St John of Fawsley will retire by rotation but will not offer himself for reappointment by shareholders at the Company's next AGM.

(iii) David DeVoe, Arthur Siskind and Rupert Murdoch are subject to annual reappointment by shareholders in accordance with requirement A.7.2. of the Combined Code as they have served as Non-Executive Directors for longer than nine years.

(iv) Gail Rebuck and Lord Rothschild will be subject to retirement by rotation and reappointment by shareholders at the Company's AGM in 2007, the date of which has yet to be agreed. In accordance with the Company's current Articles of Association, one-third of the Directors must retire by rotation. Therefore, assuming that the Board continues to comprise fifteen Directors, five Directors will be required to retire by rotation at the Company's AGM in 2007 (in addition to those then subject to annual reappointment). Accordingly, the remaining three Directors to retire by rotation in 2007 will be selected by drawing lots from those Directors who would otherwise be due to retire by rotation at the AGM of the Company to be held in 2008.

Non-Executive Directors' service agreements do not contain a notice period.

10. Performance graph

The following graph shows the Company's performance measured by TSR to 30 June 2006. This graph shows the growth in the value of a hypothetical £100 holding in the Company's ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market index for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company's long-term incentive plans.

Breakdown of shareholder return from 1 July 2001 to 30 June 2006



BSkyB
FTSE 350 Media
FTSE 100
NYSE TMT
140
120
100
80
60
40
20
0
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Source: Thomson Financial

AUDITED INFORMATION

11. Share interests

The interests of the Directors in the ordinary share capital of the Company during the year were:

Name of Director	At 27 July 2006	At 30 June 2006	At 30 June 2005
David Evans	16,000*	16,000*	16,000*
Nicholas Ferguson	10,000	10,000	10,000
Andrew Higginson	2,000	2,000	2,000
Lord Rothschild	100,000	100,000	100,000
Lord St John of Fawsley	2,000	2,000	2,000
Lord Wilson of Dinton	486	486	486

* Held in the form of 4,000 ADSs ("American Depositary Share"), one ADS is equivalent to four ordinary shares.

Lord Rothschild is also deemed to be interested in 2 million ordinary shares registered in the name of Bank of New York Nominees, as a result of being a director of RIT Capital Partners plc; and in 15,250 ordinary shares as a result of being a trustee of a Charitable Foundation where Lord Rothschild is not a beneficiary and in 3,500 ordinary shares of another Charitable Trust where again Lord Rothschild is not a beneficiary but is a Trustee.

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2006 and 27 July 2006. At 30 June 2006, the ESOP was interested in 4,448,876 ordinary shares in which the Directors who are employees are deemed to be interested by virtue of Section 324 of the Companies Act 1985 (see note 24 of the consolidated financial statements). At 27 July 2006, the ESOP was interested in 4,381,463 ordinary shares.

At 27 July 2006, 38.36% of the Company's shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to News Corporation's Quarterly Report on Form 10-Q for the period ended 31 March 2006 filed with the SEC on 11 May 2006, as a result of Rupert Murdoch's ability to appoint certain members of the Board of Directors of the corporate trustee of the A.E. Harris Trust, which beneficially owns 2.8% of News Corporation's Class A Common Stock and 30.0% of its Class B Common Stock, Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the A.E. Harris Trust. Rupert Murdoch, however, disclaims any beneficial ownership of those shares. Also, Rupert Murdoch beneficially owns an additional 0.8% of News Corporation's Class A Common Stock and 1.1% of its Class B Common Stock. Thus, Rupert Murdoch may be deemed to beneficially own in the aggregate 3.5% of News Corporation's Class A Common Stock and 31.1% of its Class B Common Stock.

During the year ended 30 June 2006, the share price traded within the range of £4.785 to £5.79 per share. The middle-market closing price on the last working day of the financial year was £5.735.

12. Directors' remuneration

The emoluments of the Directors for the years ended 30 June 2006, 2005 and 2004 are shown below:

	Salary and fees £	Bonus Scheme (vi) £	Benefits £	Total Emoluments before pension 2006 £	Pensions (vii) £	Total emoluments including pension 2006 £	Total emoluments including pension 2005 £	Total emolumer includin pension 2004 £
Executive								
James Murdoch	825,000	1,650,000	208,606	2,683,606	65,679	2,749,285	2,226,377	1,480,5
Jeremy Darroch	500,000	760,000	25,043	1,285,043	39,915	1,324,958	1,127,217	
Non-Executive								
Rupert Murdoch	52,600	–	–	52,600	–	52,600	45,400	48,3
Chase Carey	42,600	–	–	42,600	–	42,600	40,600	38,6
David Devoe	42,600	–	–	42,600	–	42,600	40,150	48,1
David Evans	47,600	–	–	47,600	–	47,600	45,600	43,6
Nicholas Ferguson	51,805	–	–	51,805	–	51,805	45,600	2,0
Andrew Higginson	47,600	–	–	47,600	–	47,600	38,000	
Allan Leighton	57,600	–	–	57,600	–	57,600	50,600	46,7
Jacques Nasser	53,395	–	–	53,395	–	53,395	50,700	43,7
Gail Rebuck	47,600	–	–	47,600	–	47,600	45,600	43,6
Lord Rothschild	57,600	–	–	57,600	–	57,600	50,600	29,7
Arthur Siskind	47,600	–	–	47,600	–	47,600	45,400	46,0
Lord St John of Fawsley(i)	42,600	–	–	42,600	–	42,600	50,400	47,0
Lord Wilson of Dinton	57,600	–	–	57,600	–	57,600	50,600	44,8
Former Directors								
Tony Ball(ii)	–	–	–	–	–	–	–	13,184,7
Philip Bowman(iii)	–	–	–	–	–	–	–	18,0
Martin Stewart(iv)	–	–	–	–	–	–	2,317,127	1,059,9
John Thornton(v)	–	–	–	–	–	–	–	46,1
Total emoluments	**1,973,800**	**2,410,000**	**233,649**	**4,617,449**	**105,594**	**4,723,043**	6,269,971	16,271,9

Notes:

(i) Lord St John of Fawsley received a payment of £10,000 relating to unpaid fees for the period September 2002 to November 2003, when he w the Senior Independent Director and Chairman and member of the Nominations Committee.

(ii) Tony Ball resigned as a Director of the Company on 4 November 2003. Details of the emoluments Tony Ball received during the fiscal year end 30 June 2004 were disclosed in the Company's 2004 Annual Report on Form 20-F.

(iii) Philip Bowman resigned as a Director of the Company on 14 November 2003.

(iv) Martin Stewart resigned as a Director of the Company on 4 August 2004.

(v) John Thornton resigned as a Director of the Company on 11 May 2004.

(vi) The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2006.

(vii) James Murdoch received a payment of £21,844 (2005: £23,125) in relation to the shortfall in his pension arrangements. Employer contributio of £43,835 (2005: £36,555) were paid into the BSkyB Pension Plan.

Jeremy Darroch received a payment of £5,625 (2005: £6,219) in relation to the shortfall in his pension arrangements. Employer contributions £34,290 (2005: £26,949) were paid into the BSkyB Pension Plan.

ɘ. LTIP

ɪetails of outstanding awards to Executive Directors under the LTIP are shown below:

ɜme of Director	At 30 June 2005	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2006	Exercise Price	Date of award	Date from which exercisable	Expiry date
	Number of shares under award								
ɜmes Murdoch	450,000	–	–	–	450,000	n/a	11.08.04	11.08.07	11.08.08
	–	382,500	–	–	382,500	n/a	08.11.05	11.08.07	11.08.08
ɜremy Darroch	250,000	–	–	–	250,000	n/a	16.08.04	16.08.07	16.08.08
	–	212,500	–	–	212,500	n/a	08.11.05	16.08.07	16.08.08

he awards took the form of nil-priced options and were not enhanced to meet the employer's National Insurance obligations.

:otes: The performance conditions attaching to these awards are set out in section 4.4 (LTIP)

4. Sharesave Scheme options

ɪetails of all outstanding options held under the Sharesave Scheme are shown below:

ɜme of Director	At 30 June 2005	Granted during the year	Exercised during the year	At 30 June 2006	Exercise Price	Date from which exercisable	Expiry date
	Number of shares under options						
ɜremy Darroch	4,281	–	–	4,281	£3.86	01.02.10	01.08.10

ɪptions under the Company's Sharesave Scheme are not subject to performance conditions.

igned on behalf of the Board
:icholas Ferguson
:emuneration Committee Chairman

7 July 2006

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financia statements for the Group in accordance with International Financial Reporting Standards ("IFRS") and have also elected to prepare financia statements for the Company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance wit IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

IAS 1 – Presentation of Financial Statements ("IAS 1") requires that financial statements present fairly, for each financial year, the Group and th Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, othe events and conditions in accordance with the definitions and recognitions criteria for assets, liabilities, income and expenses set out in th International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; an
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact c particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of th Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for th preparation of a directors' report and a directors' remuneration report which comply with the requirements of the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the Company website. Legislation in the United Kingdom governing th preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

United Kingdom

Independent auditors' report to the members of British Sky Broadcasting Group plc

We have audited the group and individual company financial statements (the "financial statements") of British Sky Broadcasting Group plc for the year ended 30 June 2006 which comprise the consolidated and individual Company Income Statements, the consolidated and individual Company Statements of Recognised Income and Expense, the consolidated and individual Company Balance Sheets, the consolidated and individual Company Cash Flow Statements, and the related notes 1 to 34. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and part of the Directors' Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and whether the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the Directors' Report is consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four Directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of any details of the non-compliance.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Boards' statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report including the unaudited part of the Directors' Remuneration Report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Grou| and the individual Company's affairs as at 30 June 2006 and of the Group's and the individual Company's profit for the year then ended;
- the financial statements and part of the Directors' Remuneration Report described as having been audited have been properly prepared accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in Note 1 to the financial statements, the Group and Company, in addition to complying with their legal obligation to comply with IFR as adopted for use in the European Union, have also complied with the IFRSs as issued by the International Accounting Standards Board. According in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's and Company's affairs as 30 June 2006 and of the Group's and the Company's profit for the year then ended.

IFRSs as adopted for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United Stat of America. Information relating to the nature and effect of such differences is presented in Note 32 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

27 July 2006

onsolidated Income Statement for the year ended 30 June 2006

	Notes	2006 £m	2005 £m
evenue	2	**4,148**	3,842
perating expense	3	**(3,271)**	(3,020)
perating profit		**877**	822
hare of results of joint ventures and associates	14	**12**	14
ivestment income	4	**52**	29
inance costs	4	**(143)**	(87)
rofit on disposal of joint venture	5	**–**	9
rofit before tax	6	**798**	787
axation	8	**(247)**	(209)
rofit for the year	24	**551**	578
arnings per share (in pence) from profit for the year			
asic	9	**30.2p**	30.2p
iluted	9	**30.1p**	30.2p

he accompanying notes are an integral part of this consolidated income statement.

onsolidated Statement of Recognised Income and Expense for the year ended 30 June 2006

	2006 £m	2005 £m
rofit for the year	**551**	578
et gains (losses) recognised directly in equity		
ash flow hedges	**(160)**	(22)
ax on cash flow hedges	**48**	6
	(112)	(16)
Amounts reclassified and reported in the Income Statement		
Cash flow hedges	**106**	4
Tax on cash flow hedges	**(32)**	(1)
	74	3
Net losses not recognised in profit for the year	**(38)**	(13)
Total recognised income and expense for the year	**513**	565

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

Consolidated Balance Sheet as at 30 June 2006

	Notes	2006 £m	200 £m
Non-current assets			
Goodwill	11	623	41
Intangible assets	12	218	20
Property, plant and equipment	13	519	33
Investments in joint ventures and associates	14	28	2
Available for sale investments	15	2	
Deferred tax assets	16	100	10
Derivative financial assets	22	–	
		1,490	1,09
Current assets			
Inventories	17	324	32
Trade and other receivables	18	489	33
Short-term deposits	22	647	19
Cash and cash equivalents	22	816	50
Derivative financial assets	22	7	1
		2,283	1,36
Total assets		3,773	2,45
Current liabilities			
Borrowings	21	163	
Trade and other payables	19	1,247	1,03
Current tax liabilities		68	10
Provisions	20	6	1
Derivative financial liabilities	22	49	
		1,533	1,15
Non-current liabilities			
Borrowings	21	1,825	98
Other payables	21	66	2
Provisions	20	19	
Derivative financial liabilities	22	209	11
		2,119	1,11
Total liabilities		3,652	2,26
Shareholders' equity	24	121	18
Total liabilities and shareholders' equity		3,773	2,45

The accompanying notes are an integral part of this consolidated balance sheet.

These financial statements have been approved by the Board of Directors on 27 July 2006 and were signed on its behalf by:

James Murdoch
Chief Executive Officer

Jeremy Darroch
Chief Financial Officer

	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations	25a)	1,004	989
Interest received		43	28
Taxation paid		(172)	(103)
Net cash from operating activities		875	914
Cash flows from investing activities			
Dividends received from joint ventures and associates		7	12
Funding to joint ventures and associates		(3)	(4)
Repayments of funding from joint ventures and associates		1	8
Proceeds from the sale of a joint venture		–	14
Purchase of property, plant and equipment		(169)	(149)
Purchase of intangible assets		(43)	(92)
Proceeds from the sale of equity investments		–	1
Increase in short-term deposits		(453)	(60)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	28	(209)	–
Net cash used in investing activities		(869)	(270)
Cash flows from financing activities			
Proceeds from issue of Guaranteed Notes		1,014	–
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")		13	4
Purchase of own shares for ESOP		(17)	(14)
Purchase of own shares for cancellation		(408)	(416)
Interest paid		(105)	(91)
Dividends paid to shareholders		(191)	(138)
Net cash from (used in) financing activities		306	(655)
Effect of foreign exchange rate movements		1	1
Net increase (decrease) in cash and cash equivalents		313	(10)
Cash and cash equivalents at the beginning of the year		503	513
Cash and cash equivalents at the end of the year		816	503

The accompanying notes are an integral part of this consolidated cash flow statement.

1. Accounting policies

British Sky Broadcasting Group plc (the "Company") is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom ("UK"). The consolidated financial statements include the Company and its subsidiaries (together, the "Group") and its interests in associates and jointly-controlled entities.

a) Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS (including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees) as adopted for use in the European Union ("EU"), the Companies Act 1985 and Article 4 of the IAS Regulations. IFRS differs in certain material respects from United States Generally Accepted Accounting Principles ("US GAAP") – see note 32.

These are the Group's first annual consolidated financial statements since adopting IFRS, and the Group has elected 1 July 2004 as the date of transition to IFRS (the "Transition Date"). This transition date complies with the Securities and Exchange Commission's ("SEC's") decision to provide an exemption from the provision of a second year of comparative financial information for foreign registrants in the first year in which they adopt IFRS. In subsequent years, the Group will produce two years of comparative financial information for SEC reporting purposes.

The following IFRSs have been adopted from the Transition Date, which is earlier than required under the IFRS transitional provisions: IAS 32 "Financial Instruments: Disclosure and Presentation", IAS 39 "Financial Instruments: Recognition and Measurement", IFRS 2 "Share-based Payment" and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

b) Basis of preparation

The consolidated financial statements have been prepared on an historical cost basis, except for the remeasurement to fair value of financial instruments as described in the accounting policies below, and on a going concern basis.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2006 this date was 2 July 2006, this being a 52 week year (fiscal year 2005: 3 July 2005, 53 week year). For convenience purposes, the Group continues to date its financial statements as of 30 June 2006.

The Group has classified assets and liabilities as current when they are expected to be realised in, settled in, or intended for sale or consumption in, the normal operating cycle of the Group.

c) Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the date control of the subsidiaries commences until the date that control ceases.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

ii. Associates and joint ventures

Associates are entities where the Group has significant influence, but not control or joint control, over the financial and operating policies of the entity. Joint ventures are those entities which are jointly controlled by the Group under a contractual agreement with another party or parties.

These consolidated financial statements include the Group's share of the total recognised gains and losses of associates and joint ventures using the equity method, from the date that significant influence or joint control commences to the date that it ceases, based on the present ownership interests and excluding the possible exercise of potential voting rights, less any impairment losses (see accounting policy k). When the Group's interest in an associate or joint venture has been reduced to nil because the Group's share of losses exceeds its interest in the associate or joint venture, the Group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or made payments on behalf of the associate or joint venture. Where the disposal of an investment in an associate or joint venture is considered to be highly probable, the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell.

d) Foreign currency translation

The Group's functional currency and presentational currency is pounds sterling. Trading activities denominated in foreign currencies are recorded in pounds sterling at the actual exchange rates as of the date of the transaction. Monetary assets, liabilities and commitments denominated in foreign currencies at the balance sheet date are reported at the rates of exchange at that date. Non-monetary assets and liabilities denominated in foreign currencies are translated to pounds sterling at the exchange rate prevailing at the date of the initial transaction. Gains and losses from the retranslation of assets and liabilities are included net in profit for the year, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

The assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the year. Any exchange differences arising are classified as equity and transferred to the Group's foreign exchange reserve.

e) Derivative financial instruments and hedging activities

The Group uses a number of derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates.

Derivatives are held at fair value from the date that a derivative contract is entered into. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair value of derivative financial instruments is estimated with reference to the contracted value and the appropriate market value prevailing at the balance sheet date. Certain derivatives held by the Group which relate to highly probable forecast transactions ("hedged items"), that meet qualifying criteria under IAS 39, are designated as cash flow hedges, and are subject to cash flow hedge accounting. Other derivatives held by the Group do not meet the qualifying criteria for recognition for accounting purposes as cash flow hedges, despite this being their economic function. Changes in the fair values of these derivatives are recognised immediately in the income statement. The Group does not hold or issue derivatives solely for speculative purposes.

Derivatives that qualify for cash flow hedge accounting

Changes in the fair values of derivatives that are designated as cash flow hedges ("hedging instruments") are initially recognised in the hedging reserve. In circumstances where only the intrinsic value of a derivative is designated as a cash flow hedge, only the intrinsic value of the derivative is initially recognised in the hedging reserve, with all other movements being recognised in the income statement. Amounts accumulated in the hedging reserve are subsequently recognised in the income statement in the periods across which the related hedged items are recognised in the income statement.

When a hedging instrument expires, is terminated or is exercised, or if a hedge no longer meets the qualifying criteria for hedge accounting, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised when the forecast transaction is ultimately recognised in the income statement, provided that the underlying transaction is still expected to occur. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately recognised in the income statement and all future changes in the fair value of the hedging instruments are immediately recognised in the income statement.

The ongoing effectiveness of the Group's cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. This assessment is used to demonstrate that each hedge relationship has been highly effective in the period and is expected to continue to be highly effective in future periods. The measurement of hedge ineffectiveness for the Group's hedging instruments is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated cash flow hedge achieving perfect hedge effectiveness. The excess of the cumulative change in the fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised in the income statement.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement. Embedded derivatives are carried on the balance sheet at fair value from the inception of the host contract. Changes in fair value are recognised within the income statement during the period in which they arise.

f) Goodwill and intangible assets

i. Goodwill

Business combinations that have occurred since the Transition Date are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the fair value cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Where a business combination occurs in several stages, as a result of successive share purchases, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase. Any movement in the fair value of the Group's share of net assets held previously is recognised in a revaluation reserve.

In respect of business combinations that occurred prior to the Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards". Deemed cost represents the goodwill's carrying value under the Group's United Kingdom Generally Accepted Accounting Principles ("UK GAAP") accounting policies on the Transition Date. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of profit or loss on disposal, except for goodwill written off to reserves under UK GAAP prior to the Transition Date, which is not reinstated and is not included in determining any subsequent gain or loss on disposal.

Goodwill is stated at cost less any impairment losses and is tested, at least annually, for impairment, based on the recoverable amounts of the cash generating unit to which the goodwill has been allocated. Any impairment identified is recognised immediately in the income statement and is not subsequently reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.

ii. Intangible assets

Research expenditure is recognised in the income statement as the expenditure is incurred. Development expenditure (relating to the application of research knowledge to plan or design new or substantially improved products for sale or use within the business) is recognised as an intangible asset from the point at which it is probable that the Group has the intention and ability to generate future economic benefits from the development expenditure, that the development is technically feasible and that the subsequent expenditure can be measured reliably. Any other development expenditure is recognised in the income statement as incurred.

Other intangible assets, which are acquired by the Group separately or through a business combination, are stated at cost less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

Amortisation of an intangible asset begins when the asset is available for use, and is charged to the income statement through operating expenses on a straight-line basis over the intangible assets' estimated useful life, principally being a period of no more than ten years, unless the asset life is judged to be indefinite. If the useful life is indefinite or the asset is not yet available for use, no amortisation is charged and an impairment test is carried out at least annually. Other intangible assets are tested for impairment in line with accounting policy (k) below.

g) Property, plant and equipment ("PPE")

i. Owned assets

Property, plant and equipment are stated at cost, net of accumulated depreciation and any impairment losses, (see accounting policy k), other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

When an item of property, plant and equipment is comprised of major components having different useful economic lives, the components are accounted for as separate items of property, plant and equipment.

ii. Leased assets

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as property, plant and equipment (see accounting policy p).

iii. Depreciation

The cost of PPE, less estimated residual value, is depreciated in the income statement on a straight-line basis over its estimated useful life. Land, and assets that are not yet available for use, are not depreciated. Principal useful economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Lower of lease term and the useful economic life of the asset
Equipment, furniture and fixtures	3 to 10 years
Assets under finance leases	Lower of lease term and the useful economic life of the asset

iv. Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.

h) Inventories

i. Acquired and commissioned television programme rights

Programme rights are stated at the lower of cost and net realisable value ("NRV"), including, where applicable, estimated subscriber escalation payments, and net of the accumulated expense charged to the income statement to date.

Programme rights are recorded in inventories when the programmes are available for transmission. Contractual obligations for television programme rights not yet available for transmission are not included in inventories and are instead disclosed as contractual commitments (see note 26). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

The cost of television programme rights is recognised in the operating expense line of the income statement, primarily as described below:

Sports – 100% of the cost is recognised in the income statement on the first showing or, where the rights are for multiple seasons or competitions, such rights are principally recognised on a straight-line basis across the seasons or competitions.

News – 100% of the cost is recognised in the income statement on first showing.

General entertainment – The cost is recognised in the income statement based on the expected profile of transmission.

Movies – The cost is recognised in the income statement on a straight-line basis over the period of transmission rights.

Where programme rights are surplus to the Group's requirements, and no gain is anticipated through a disposal of the rights, or where the programming will not be broadcast for any other reason, a write-down to the income statement is made. Any reversals of inventory write-downs are recognised as reductions in operating expense.

ii Digiboxes and related equipment

Digiboxes (including Sky+ boxes and High Definition boxes) and related equipment are valued at the lower of cost and NRV, the latter of which reflects the value the business expects to realise from the digiboxes and the related equipment in the hands of the customer, and are recognised through the operating expenses line of the income statement. Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the digibox upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers. The amount recognised in the income statement as the inventories are sold is recognised on a first-in first-out basis ("FIFO").

iii Raw materials, consumables and goods held for resale

Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV. The cost of raw materials, consumables and goods held for resale is recognised through the operating expenses line of the income statement on a FIFO basis.

i) Financial assets and liabilities

Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each balance sheet date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the financial asset or liability. Financial assets are derecognised from the balance sheet when the Group's contractual rights to the cash flows expire or the Group transfers substantially all the risks and rewards of the financial asset. Financial liabilities are derecognised from the Group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

i. Equity investments

Equity investments intended to be held for an indefinite period of time are classified as available for sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in reserves. Where the fair value cannot be reliably measured, the investment is carried at cost. Any impairment losses in equity investments are recognised in the income statement and are not reversible under any circumstances. Available for sale investments are included within non-current assets unless management have the intention of holding the investment for less than twelve months from the balance sheet date, in which case they are included in current assets. On disposal, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the income statement.

1. Accounting policies (continued)

ii. Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determinable payments and are measured at amortised cost using the effective interest method. Trade and other receivables, with no stated interest rate, are measured at the original invoice amount if the effect of discounting is immaterial. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the income statement.

iii. Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of 3 months or less from the date of inception. Bank overdrafts that are repayable on demand and which form an integral part of the Group's cash management are included as a component of cash and cash equivalents where offset conditions are met.

iv. Short-term deposits

This includes short-term deposits and commercial paper which have maturity dates of more than 3 months from inception. These deposits are initially recognised at fair value, and then carried at amortised cost or fair value through the income statement less any allowance for impairment losses.

v. Trade and other payables

Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest method. Trade and other payables, with no stated interest rate, are measured at the original invoice amount if the effect of discounting is immaterial.

vi. Borrowings

Borrowings are recorded as the proceeds received, net of direct issue costs. Finance charges, including any premium payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement using the effective interest method and are added to the carrying amount of the underlying instrument to which they relate, to the extent that they are not settled in the period in which they arise.

j) Transponder rental prepayments

Payments made in respect of future satellite broadcast capacity have been recorded as prepaid transponder costs. These payments are recognised in the income statement on a straight-line basis over the term of the agreement.

k) Impairment

At each balance sheet date, and in accordance with IAS 36 "Impairment of Assets", the Group reviews the carrying amounts of all its assets excluding inventories (see accounting policy h), non-current assets classified as held for sale, financial assets (see accounting policy i) and deferred taxation (see accounting policy q) to determine whether there is any indication that any of those assets have suffered an impairment loss.

An impairment, other than an impairment of an investment in a joint venture or associate, is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. An impairment of an investment in a joint venture or associate is recognised within the share of profit from joint ventures and associates. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to those units, and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.

An impairment loss for an individual asset or cash generating unit shall be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Any impairment loss in respect of goodwill is irreversible.

l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation to make a probable transfer of economic benefits as a result of past events. The amounts recognised represent the Group's best estimate of the transfer of benefits that will be required to settle the obligation as of the balance sheet date. Provisions are discounted if the effect of the time value of money is material using a market rate adjusted for risks specific to the liability.

m) ESOP reserve

Where the Company or its subsidiaries purchase the Company's own equity shares, the cost of those shares, including any attributable transaction costs, is presented within the ESOP reserve as a deduction in shareholders' equity in the consolidated financial statements.

n) Revenue recognition

Revenue, which excludes value added tax and transactions between Group companies, represents the gross inflow of economic benefit from Sky's operating activities. Revenue is measured at the fair value of the consideration received or receivable. The Group's main sources of revenue are recognised as follows:

- Revenue from the provision of direct-to-home ("DTH") subscription services, including residential broadband services and revenue associated with sale of the customer magazine, is recognised as the goods or services are provided, net of any discount given. Pay-per-view revenue is recognised when the event, movie or football match is viewed.
- Cable revenue is recognised as the services are provided to the cable wholesalers and is based on the number of subscribers taking the Sky channels, as reported to the Group by the cable wholesalers, and the applicable rate card.
- Advertising sales revenue is recognised when the advertising is broadcast. Revenue generated from airtime sales where Sky acts as an agent on behalf of third parties is recognised on a net commission basis.
- Betting and gaming revenues are recognised in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"). Sky Bet revenues therefore represent income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.
- Sky Active revenues include income from online advertising, email, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform. All Sky Active revenues are recognised in the income statement when the goods or services are delivered.
- Other revenue principally includes income from installations, digibox sales (including the sales of Sky+, Multiroom boxes and High Definition boxes), Sky Talk, service calls, warranties, customer management service fees, access control fees, SkyCard, Sky Mobile TV and the supply of broadband services to business customers. Other revenues are recognised, net of any discount given, when the relevant goods or service are provided.

o) Employee benefits

Wages, salaries and social security contributions

Wages, salaries, social security contributions, bonuses payable and non-monetary benefits for current employees, are recognised in the income statement as the employees' services are rendered.

Pension obligations

The Group provides pensions to eligible employees through defined contribution schemes. The amount charged to the income statement in the year represents the cost of contributions payable by the Group to the schemes in exchange for employee services rendered in that year. The assets of the schemes are held independently of the Group.

Termination benefits

Termination benefits are recognised as a liability when, and only when, the Group has a demonstrable commitment to terminate the employment of an employee or group of employees before the normal retirement date or as the result of an offer to encourage voluntary redundancy.

Equity compensation benefits

The Group issues equity-settled share-based payments to certain employees which must be measured at fair value and recognised as an expense in the income statement with a corresponding increase in equity. The fair values of these payments are measured at the dates of grant using option-pricing models, taking into account the terms and conditions upon which the awards are granted. The fair value is recognised over the period during which employees become unconditionally entitled to the awards, subject to the Group's estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. Where an award has market-based performance conditions, the fair value of the award is adjusted at the date of grant for the probability of achieving these via the option pricing model. The total amount recognised in the income statement as an expense is adjusted to reflect the actual number of awards that vest, except where forfeiture is due to the failure to meet market-based performance measures.

In accordance with the transitional provisions in IFRS 1, and IFRS 2 "Share-based payment", the recognition and measurement principles in IFRS 2 have only been applied to options and awards granted after 7 November 2002 that had not vested by 1 January 2005.

p) Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset to the lessee. All other leases are classified as operating leases.

The Group as lessor
Sublease income from operating leases is recognised on a straight-line basis over the term of the lease.

The Group as lessee
Assets held under finance leases are recognised as assets of the Group at their fair value on the date of acquisition, or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reductions of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

The lease expense arising from operating leases is charged to the income statement on a straight line basis over the term of the lease, unless another systematic basis is more appropriate. Benefits received and receivable as incentives to enter into operating leases are recorded on a straight line basis over the lease term.

q) Taxation, including deferred taxation
The Group's liability for current tax is based on taxable profit for the year, and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. Temporary differences arising from Goodwill and the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit are not provided for. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjusted to reflect an amount that is probable to be realised based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted.

Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

r) Dividends
Dividends are recognised in the retained earnings reserve in the period in which they are declared or paid.

s) Earnings per share
Basic earnings per share represents the profit for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group's ESOP during the year to satisfy employee share awards.

Diluted earnings per share represents the profit for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group's ESOP Trust during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the year.

t) Reportable segments
A reportable segment, as defined by IAS 14 "Segmental Reporting", is a distinguishable business or geographical component of the Group, that provides products or services, that are subject to risks and rewards that are different from those of other segments. The Group has no reportable segments within its business.

u) Accounting standards, interpretations and amendments to existing standards that are not yet effective

The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only mandatory for the Group's accounting periods beginning on or after 1 July 2006, or later periods. These new standards are listed below:

- Amendment to IAS 21 'Net Investment in a Foreign Operation' (effective from 1 July 2006)
- Amendment to IAS 39 and IFRS 4 'Financial Guarantee Contracts' (effective from 1 July 2006)
- Amendment to IAS 39 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions' (effective from 1 July 2006)
- Amendment to IAS 39 'The Fair Value Option' (effective from 1 July 2006)
- IFRIC 4 'Determining whether an Arrangement contains a Lease' (effective from 1 July 2006)
- IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds' (effective from 1 July 2006)
- IFRIC 6 'Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment' (effective from 1 July 2006)
- IFRIC 7 'Applying the restatement approach under IAS 29' (effective from 1 July 2006)
- IFRIC 8 'Scope of IFRS 2' (effective from 1 July 2006)
- IFRIC 9 'Reassessment of Embedded Derivatives' (effective from 1 July 2006)
- IFRS 6 'Exploration for and Evaluation of Mineral Resources' (effective from 1 July 2006)
- IFRS 7 'Financial Instruments: Disclosures' (effective from 1 July 2007) and amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' (effective from 1 July 2007)

The Directors currently anticipate that the adoption of these standards, amendments and interpretations in future periods will not have a material impact on the financial statements of the Group, other than additional disclosure requirements.

v) Critical accounting policies and the use of judgement

Certain accounting policies are considered to be critical to the Group. An accounting policy is considered to be critical if its selection or application materially affects the Group's financial position or results. The Directors are required to use their judgement in order to select and apply the Group's critical accounting policies. Below is a summary of the Group's critical accounting policies and details of the key areas of judgement that are exercised in their application.

(i) Goodwill (see note 11)

- Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.
- Judgement is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.

(ii) Revenue (see note 2)

- Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgement. This may involve estimating the fair value of consideration before it is received and determining the stage of completion of a transaction at the balance sheet date.
- Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered or on more detailed reviews of individually significant balances.

(iii) Property, plant and equipment and intangible assets (see notes 12 and 13)

- The assessment of the useful economic lives of these assets requires judgement. Depreciation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.

1. Accounting policies (continued)

- Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.
- Assessing whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

(iv) Programming inventory (see note 17)

- The key area of judgement in respect of accounting for programming inventory is the assessment of the appropriate period over which to recognise the expense associated with the inventory in the income statement. This assessment requires consideration of the period over which the Group will benefit from the programming inventory, which may not be certain on initial recognition of the inventory.

(v) Deferred tax (see note 16)

- The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether taxable profits are more likely than not to arise against which the deferred tax can be utilised.

2. Revenue

	2006 £m	2005 £m
DTH subscribers	**3,154**	2,968
Cable subscribers	**224**	219
Advertising	**342**	329
Sky Bet	**37**	32
Sky Active	**91**	92
Other	**300**	202
	4,148	3,842

The Group operates the leading pay television broadcasting service in the UK and Ireland, providing television broadcasting services and additional services, which are provided to both retail and wholesale customers.

Revenue arises from goods and services provided to the UK, with the exception of £222 million (2005: £171 million) which arises from services provided to other European countries.

3. Operating expense

	2006 £m	2005 £m
Programming	**1,599**	1,635
Transmission and related functions	**234**	171
Marketing	**622**	527
Subscriber management	**468**	392
Administration(i)	**348**	295
	3,271	3,020

(i) In the year ended 30 June 2005, the Group recognised £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group.

4. Investment income and finance costs

	2006 £m	2005 £m
Investment income		
Investment income from cash, cash equivalents and short-term deposits	52	29

	2006 £m	2005 £m
Finance costs		
– Interest payable and similar charges		
£600 million RCF(i)	–	(4)
£1 billion revolving credit facility ("RCF")(i)	(2)	(2)
US$300 million of 7.300% Guaranteed Notes repayable in 2006	(14)	(14)
US$600 million of 6.875% Guaranteed Notes repayable in 2009	(30)	(30)
£100 million of 7.750% Guaranteed Notes repayable in 2009	(8)	(8)
US$650 million of 8.200% Guaranteed Notes repayable in 2009	(31)	(32)
US$750 million of 5.625% Guaranteed Notes repayable in 2015 (ii)	(16)	–
£400 million of 5.750% Guaranteed Notes repayable in 2017 (ii)	(16)	–
US$350 million of 6.500% Guaranteed Notes repayable in 2035 (ii)	(8)	–
Finance lease interest	(4)	(1
	(129)	(91
– Other finance (expense) income		
Remeasurement of borrowings-related derivative financial instruments (not qualifying for hedge accounting)	(10)	5
Remeasurement of programming-related derivative financial instruments (not qualifying for hedge accounting)	(4)	(1
	(14)	4
	(143)	(87

(i) In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel the existing £600 million RCF, and is available for general corporate purposes, but was undrawn at 30 June 2006 (30 June 2005: undrawn). The £1 billion RCF has a maturity date of July 2010. The £2 million charge for the year (2005: £2 million) represents commitment fees for the year ended 30 June 2006.

(ii) In October 2005, the Group issued Guaranteed Notes (the "new notes") consisting of US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, £400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017, and US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035.

In accordance with the Group's treasury policy, various cross-currency swap agreements have been entered into to swap the Group's exposure from the new notes into pounds sterling. In addition, the Group has entered into pound sterling interest rate swap agreements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount.

5. Profit on disposal of joint venture

In November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for £14 million in cash, realising a profit on disposal of £9 million. The Group realised no profit or loss on disposal during the year ended 30 June 2006 (see note 14).

6. Profit before taxation

Profit before taxation is stated after charging (crediting):

	2006 £m	2005 £m
Cost of inventories recognised as an expense	1,281	1,276
Depreciation of property, plant and equipment	89	47
Amortisation of intangible assets	51	45
Loss on disposal of property, plant and equipment	-	2
Rentals on operating leases and similar arrangements	25	24
Sub-lease rentals received on operating leases	(1)	(1)

Consolidated non-current assets outside the UK were £18 million (2005: nil).

Foreign exchange

Foreign exchange differences recognised in the income statement during the year amounted to a gain of £6 million (2005: Gain of £17 million).

Audit fees

Amounts payable to the auditors are analysed below:

	2006 £m	2005 £m
Statutory audit services	1	1
Audit-related services	1	1
Audit and audit-related services	2	2
Customer management systems development	4	7
Non-audit related services	4	7

During the year, the Group's auditors received £4 million (2005: £7 million) in respect of customer management systems development services. The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances.

7. Employee benefits and key management compensation

a) Group employee benefits

	2006 £m	2005 £m
Wages and salaries	362	327
Social security costs	38	32
Costs of employee share option schemes(i)	23	25
Contributions to the Group's pension schemes(ii)	16	14
	439	398

(i) The expense recognised for employee share option schemes relates wholly to equity-settled share-based payments. At 30 June 2006, the total expense relating to non-vested awards not yet recognised was £30 million, which is expected to be recognised over a weighted average period of 1.7 years.

(ii) The Group operates defined contribution pension schemes. The pension charge for the year represents the cost of contributions payable by the Group to the schemes during the year. The Group's contributions owing to the schemes at 30 June 2006 were £2 million (2005: £1 million).

7. Employee benefits and key management compensation (continued)

The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2006 Number	2005 Number
Programming	1,479	1,464
Transmission and related functions	1,976	1,588
Marketing	416	238
Subscriber management	5,903	5,275
Administration	1,306	1,266
Betting	136	127
	11,216	9,958

There are approximately 599 temporary staff included within the average number of full-time equivalent people employed by the Group.

b) Key management compensation (see note 29d)

	2006 £m	2005 £m
Short-term employee benefits	4	4
Share-based payments	2	1
	6	5

Post employment benefits were less than £1 million (2005: less than £1 million).

8. Taxation

a) Taxation recognised in the income statement

	2006 £m	2005 £m
Current tax expense		
Current year	147	163
Adjustment in respect of prior years	(6)	(8
Total current tax charge	141	155
Deferred tax expense		
Origination and reversal of temporary differences	106	71
Adjustment in respect of recoverable deferred tax asset	–	(17
Total deferred tax charge	106	54
Taxation	247	209

b) Deferred tax recognised directly in equity

	2006 £m	2005 £m
Deferred tax credit (charge) relating to stock options	2	(3
Deferred tax credit relating to cash flow hedges	16	5
	18	2

c) Reconciliation of effective tax rate

The tax expense for the year is higher (2005: lower) than the standard rate of corporation tax in the UK (30%) applied to profit before tax. The differences are explained below:

	2006 £m	2005 £m
Profit before tax	798	787
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	239	236
Effects of:		
Non-deductible expense	16	7
Tax exempt revenue	(2)	(9)
Over provision in respect of prior years	(6)	(25)
Taxation	247	209

All taxation relates to UK corporation tax.

9. Earnings per share

The weighted average number of shares for the year was:

	2006 Millions of shares	2005 Millions of shares
Ordinary shares	1,830	1,917
ESOP trust ordinary shares	(3)	(4)
Basic shares	1,827	1,913
Dilutive ordinary shares from share options	5	4
Diluted shares	1,832	1,917

The calculation of diluted earnings per share excludes 37 million share options (2005: 37 million), which could potentially dilute earnings per share in the future. These options do not currently have a dilutive effect as the exercise price of the options exceeds the average market price of ordinary shares during the year.

Basic and diluted earnings per share is calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2006 £m	2005 £m
Reconciliation from profit for the year to adjusted profit for the year		
Profit for the year	551	578
Payment from ITV Digital liquidators	–	(13)
Profit on disposal of joint venture	–	(9)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	14	(4)
Tax effect of above items	(4)	5
Increase in estimate of recoverable tax assets in respect of prior years	–	(17)
Adjusted profit for the year	561	540

9. Earnings per share (continued)

	2006 pence	2005 pence
Earnings per share from profit for the year		
Basic	30.2p	30.2
Diluted	30.1p	30.2
Adjusted earnings per share from profit for the year		
Basic	30.7p	28.2
Diluted	30.6p	28.2

10. Dividends

	2006 £m	2005 £m
Dividends declared and paid during the year		
2004 Final dividend paid: 3.25p per ordinary share	–	63
2005 Interim dividend paid: 4.00p per ordinary share	–	77
2005 Final dividend paid: 5.00p per ordinary share	92	–
2006 Interim dividend paid: 5.50p per ordinary share	99	–
	191	140
Dividends proposed after the balance sheet date and not recognised as a liability		
2006 Final dividend proposed: 6.70p per ordinary share	120	–

The ESOP has waived its rights to dividends.

Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies' articles of association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. All dividends were paid out of profits available for distribution.

11. Goodwill

	Total £m
Carrying value	
At 1 July 2004 and 30 June 2005	417
Purchase of the Easynet Group plc ("Easynet")	202
Other purchases	4
At 30 June 2006	623

Goodwill has principally arisen from the Group's purchases of the Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and Easynet (see note 28).

The provisional goodwill arising from the purchase of Easynet has been allocated between two cash generating units, Broadcast and Broadband Enterprise. Impairment reviews were performed on these goodwill balances at 30 June 2006, which did not indicate impairment.

Goodwill, allocated by cash generating unit, breaks down as follows:

	2006 £m	2005 £m
Interactive(i)	302	302
Betting and gaming (ii)	112	112
Broadcast (iii)	172	–
Broadband Enterprise (iv)	30	–
Multiple units without significant goodwill	7	3
	623	417

Recoverable amounts for the Interactive, Betting and gaming and Broadband Enterprise cash generating units were calculated on the basis of value in use, using cash flows calculated for the next five years as forecast by management. The recoverable amount for the Broadcast cash generating unit was calculated on the basis of its fair value less costs to sell.

i) Interactive

The interactive unit includes goodwill arising from the purchase of BiB. The key assumptions on which these forecast five year cash flows were based included the number of interactive application providers on the interactive platform, the number of unique users of interactive services, the average spend per unique user, contractual rate cards, the number of customer connections to interactive services, and the level of conditional access and access control charges to broadcasters and interactive application providers on the Sky digital platform. The values assigned to each of these assumptions were determined based on historical data and trends within the unit, and on contractual rate cards, where these were available. A growth rate of 3% was applied in order to extrapolate these cash flow projections beyond this five year period. The cash flows were discounted using a pre-tax discount rate of 8.5%.

ii) Betting and gaming

The betting and gaming unit includes goodwill arising from the purchase of SIG. The key assumptions on which these forecast five year cash flows were based include the number of weekly unique users, the number of bets placed per user per week, the average stake per user per week and the average spend per active user per week. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in betting and gaming. A growth rate of 3% was applied in order to extrapolate these cash flow projections beyond this five year period. The cash flows were discounted using a pre-tax discount rate of 8.5%.

iii) Broadcast

The broadcast unit includes goodwill arising from the purchase of Easynet's UK broadband network assets and residential business. The recoverable amount for the Broadcast cash generating unit was calculated on the basis of the difference between the quoted market value of the Company and the value in use of the Group's other cash generating units, less estimated costs to sell.

iv) Broadband enterprise

The broadband enterprise unit includes goodwill arising from the purchase of Easynet's enterprise broadband business in the UK and other European countries. The key assumptions on which these forecast five year cash flows were based include the number of enterprise customers, the average revenues per customer and the operating margin generated per customer. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in the enterprise broadband industry. A growth rate of 3% was applied in order to extrapolate these cash flow projections beyond this five year period. The cash flows were discounted using a pre-tax discount rate of 8.5%.

12. Intangible assets

	Internally generated intangible assets £m	Other intangible assets £m	Internally generated intangible assets not yet available for use £m	Other intangible assets not yet available for use £m	Total £m
Cost					
At 1 July 2004	17	214	–	69	300
Additions	6	13	6	67	92
Disposals	–	(46)	–	–	(46)
At 30 June 2005	23	181	6	136	346
Business combinations	–	29	–	–	29
Other additions	5	24	–	9	38
Disposals	–	(22)	–	–	(22)
Transfers	6	115	(6)	(115)	–
At 30 June 2006	**34**	**327**	**–**	**30**	**391**
Amortisation					
At 1 July 2004	12	133	–	–	145
Amortisation for the year	2	43	–	–	45
Disposals	–	(46)	–	–	(46)
At 30 June 2005	14	130	–	–	144
Amortisation for the year	2	49	–	–	51
Disposals	–	(22)	–	–	(22)
At 30 June 2006	**16**	**157**	**–**	**–**	**173**
Carrying amounts					
At 1 July 2004	5	81	–	69	155
At 30 June 2005	9	51	6	136	202
At 30 June 2006	**18**	**170**	**–**	**30**	**218**

The Group's intangible assets include internal and external spend on software associated with our customer management systems, software licences, capitalised development costs, copyright licences, customer lists, patents and brands acquired in business combinations.

	Land and freehold buildings(i) £m	Leasehold improvements £m	Equipment, furniture and fittings £m	Assets not yet available for use £m	Total £m
Cost					
At 1 July 2004	45	70	477	32	624
Additions	25	–	47	91	163
Disposals	–	–	(121)	–	(121)
Transfers	–	(28)	28	–	–
At 30 June 2005	70	42	431	123	666
Business combination	–	12	67	–	79
Other additions	–	1	163	30	194
Disposals	(3)	(2)	(125)	–	(130)
Transfers	48	–	55	(103)	–
At 30 June 2006	**115**	**53**	**591**	**50**	**809**
Depreciation					
At 1 July 2004	11	46	346	–	403
Depreciation	2	5	40	–	47
Disposals	–	–	(119)	–	(119)
Transfers	–	(20)	20	–	–
At 30 June 2005	13	31	287	–	331
Depreciation	3	5	81	–	89
Disposals	(3)	(2)	(125)	–	(130)
Transfers	–	–	–	–	–
At 30 June 2006	**13**	**34**	**243**	**–**	**290**
Carrying amounts					
At 1 July 2004	34	24	131	32	221
At 30 June 2005	57	11	144	123	335
At 30 June 2006	**102**	**19**	**348**	**50**	**519**

(i) The amounts shown include assets under finance leases with a net book value of £5 million (2005: £6 million). The cost of these assets was £8 million (2005: £8 million) and the accumulated depreciation was £3 million (2005: £2 million). Depreciation charged during the year on such assets was £1 million (2005: nil).

Depreciation was not charged on £25 million of land (2005: £25 million).

14. Investments in joint ventures and associates

A list of the Group's significant investments in joint ventures and associates, including the name, country of incorporation and proportion o ownership interest is given in note 30 to the financial statements.

The movement in joint ventures and associates during the year was as follows:

	2006 £m	200 £
Beginning of year		
– Share of net assets	23	3
Movement in net assets		
– Net repayment of loans	2	(
– Dividends received	(7)	(1
– Disposals(i),(ii),(iii)	–	(
– Share of results	12	1
Transfers to subsidiaries(iv),(v)	(1)	(
Movement in creditors(vi)	(1)	(
End of year		
– Share of net assets	28	2

(i) On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for £14 million in cash, realising a profit on disposal c £9 million. The carrying value of the investment prior to disposal was £4 million.

(ii) On 9 September 2005, the Group sold its 35.8% investment in Music Choice Europe plc for £1 million in cash. The carrying value of th investment prior to disposal was £1 million, resulting in no profit or loss on disposal.

(iii) On 1 June 2006, the Group's 50% investment in Nickelodeon UK was diluted to 40% following the issue of new share capital.

(iv) On 4 March 2005, the Group purchased 50% of the issued share capital of Artsworld Channels Limited ("Artsworld"), bringing its tota shareholding to 100%. Accordingly, Artsworld has been consolidated within the Group from that date.

(v) On 30 June 2006, the Group increased its shareholding in Mykindaplace ("MKP") from 49% to 100%. Accordingly, MKP has been consolidate within the Group from that date.

(vi) In the prior year, investments in joint ventures and associates excluded cumulative losses of £1 million, which represents losses in excess of th funding provided, but where legal obligations remain to continue funding. The related obligation is recorded within trade and other payables.

The Group's share of capital commitments and contingent liabilities of associates and joint ventures is shown in note 26.

a) Investments in joint ventures

Representing the Group's share of each joint venture

	2006 £m	2005 £m
Non-current assets	2	2
Current assets	51	45
Current liabilities	(28)	(25)
Non-current liabilities	(3)	(1)
Shareholders' equity	22	21
Revenue	70	67
Expense	(56)	(55)
Taxation	(2)	–
Share of profit from joint ventures	12	12

b) Investments in associates

Representing a 100 per cent share of each associate

	2006 £m	2005 £m
Total assets	1	8
Total liabilities	(1)	(6)
Shareholder's equity	–	2
Revenue	2	12
Profit	–	6

In September 2005, the Group disposed of Music Choice Europe. The fair value of the Group's share of this investment based on the equity share price at 30 June 2005 was £1 million.

15. Available for sale investments

	2006 £m	2005 £m
Non-current assets		
Equity investments	2	2

The fair value of listed equity investments is determined with reference to the equity share price at the balance sheet date. No tax liability would arise on the sale of these listed investments at the market value shown above as the initial cost of investment currently exceeds the market value.

The Group holds certain unquoted equity investments that are carried at cost less any impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

16. Deferred tax

i) Recognised deferred tax assets

	Fixed asset timing differences £m	Tax losses £m	Short-term timing differences £m	Share-based payments timing differences £m	Financial instrument timing differences £m	Foreign exchange timing differences £m	Other £m	Tot £
At 1 July 2005	14	68	12	9	29	(23)	(4)	10
(Charge) credit to income	(71)	(35)	–	–	(2)	2	–	(1(
Credit to equity	–	–	–	2	16	–	–	1
Business combinations	83	–	–	–	–	–	–	8
At 30 June 2006	26	33	12	11	43	(21)	(4)	1C

Total deferred tax assets have been recognised at 30 June 2006 on the basis that it is probable that there will be suitable taxable profits again: which these assets can be utilised.

ii) Unrecognised deferred tax assets

	2006 £m	20(£
Tax losses arising from trading	244	7
Tax losses arising from capital disposals and provisions against investments	354	35
	598	43

These tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is n*probable that future taxable profits will be available against which the Group can utilise the possible benefits.*

At 30 June 2006, a deferred tax asset of £75 million (2005: £14 million) principally arising from UK losses in the Group, has not been recognise These losses include £61 million (2005: nil) purchased in business combinations during the year. These losses can be offset only against taxab profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to thes losses.

At 30 June 2006, a deferred tax asset of £169 million (2005: £64 million) has not been recognised in respect of overseas trading losses on the bas that it is not probable that these temporary differences will be utilised. These losses include £64 million (2005: £64 million) with respect to tl Group's German holding companies of KirchPayTV and £105 million (2005: nil) purchased in business combinations during the year.

At 30 June 2006, a deferred tax asset of £330 million (2005: £330 million) has not been recognised in respect of potential capital losses related the Group's holding of KirchPayTV, on the basis that utilisation of these temporary differences is not probable. During the prior year the Grou disposed of subsidiaries holding unrecognised deferred tax assets of £120 million. No such disposals occurred during the current year. At 30 Jur 2006, the Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of £24 millic (2005: £24 million) which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised.

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financi reporting purposes:

	2006 £m	20(£
Deferred tax assets	107	1C
Deferred tax liabilities	(7)	
	100	1C

17. Inventories

	2006 £m	2005 £m
Television programme rights	277	291
Digiboxes and related equipment	41	28
Other inventories	6	2
	324	321

At 30 June 2006 at least 86% (2005: 86%) of the television programme rights and 100% (2005: 100%) of other inventory is expected to be recognised in the income statement within 12 months.

18. Trade and other receivables

	2006 £m	2005 £m
Gross trade receivables	267	177
Less: provision for impairment of receivables	(60)	(43)
Net trade receivables	207	134
Amounts receivable from joint ventures and associates	7	6
Amounts receivable from other related parties	1	1
Prepayments	156	114
Accrued income	107	72
Other receivables	11	4
	489	331

Included within the amounts shown above are the following receivables which are due in more than one year:

	2006 £m	2005 £m
Prepayments	73	32

The current year charge to the income statement in respect of provisions for impairment of trade receivables was £13 million (2005: £19 million).

The Directors consider that the carrying amount of trade and other receivables approximates to their fair values.

The Group is exposed to credit risk on its trade and other receivables. The Group does not have any significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers. Trade receivables principally comprise amounts outstanding from subscribers, advertisers and other customers.

19. Trade and other payables

	2006 £m	2005 £m
Trade payables(i)	352	346
Amounts owed to joint ventures and associates	5	3
Amounts owed to other related parties	31	34
VAT	140	101
Accruals	428	308
Deferred income	246	186
Other payables	45	53
	1,247	1,031

(i) Included within trade payables are £151 million (2005: £188 million) of US dollar-denominated programme creditors.

The Directors consider that the carrying amount of trade and other payables approximates to their fair values. Trade payables principally comprise amounts outstanding for programming purchases and ongoing costs.

20. Provisions

	At 1 July 2004 £m	Provided during the year £m	Utilised during the year £m	At 1 July 2005 £m	Provided during the year(i) £m	Utilised during the year £m	At 30 June 2006 £m
Current liabilities							
Provision for termination benefits(i)	–	11	–	11	–	(11)	–
Other provisions	–	2	–	2	6	(2)	6
	–	13	–	13	6	(13)	6
Non-current liabilities							
Provisions	–	–	–	–	19	–	19

(i) At 30 June 2005, the Group had provided £11 million for the expected costs of redundancy and related expenses following an efficiency review. During the year ended 30 June 2006, all of this provision was utilised.

Provisions of £16 million were recognised as a result of business combinations (see note 28).

21. Borrowings and non-current other payables

	2006 £m	2005 £m
Current borrowings		
US$300 million of 7.300% Guaranteed Notes repayable in October 2006 (i)	162	–
Bank loan (ii)	1	–
	163	–
Non-current borrowings		
US$300 million of 7.300% Guaranteed Notes repayable in October 2006 (i)	–	169
US$600 million of 6.875% Guaranteed Notes repayable in February 2009 (i)	325	339
£100 million of 7.750% Guaranteed Notes repayable in July 2009 (i)	100	100
US$650 million of 8.200% Guaranteed Notes repayable in July 2009 (i)	351	367
US$750 million of 5.625% Guaranteed Notes repayable in October 2015 (i)	400	–
£400 million of 5.750% Guaranteed Notes repayable in October 2017 (i)	397	–
US$350 million of 6.500% Guaranteed Notes repayable in October 2035 (i)	184	–
Bank loan (ii)	1	–
Obligations under finance leases (iii)	67	7
	1,825	982
Non-current other payables		
Accruals	15	25
Deferred income	51	–
	66	25

(i) Guaranteed notes

At 30 June 2006, the Group had in issue the following publicly-traded Guaranteed Notes:

US$300 million of 7.300% Guaranteed Notes, repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. On 16 January 2002, the Group entered into a further interest rate hedging arrangement in respect of the other half to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the notes.

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months London Inter-Bank Offer Rate ("LIBOR") plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of an additional £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%. In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020% with all other aspects of the swap remaining unchanged.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002 the Group entered into further swap arrangements relating to £63.5 million of this debt. These arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months LIBOR plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increased from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt. The effect of this arrangement was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 30 June 2006, none of the floor levels had been breached; therefore, the Group continues to pay the relevant floating rates.

US$750 million of 5.625% Guaranteed Notes, repayable in October 2015, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£428 million), which carry interest at an average fixed rate of 5.401% until maturity, payable semi-annually. The Group entered into further interest rate hedging arrangements in respect of £257 million of this swapped debt. The effect of these arrangements was that, from October 2005 until October 2015, the Group will pay an average floating rate of six months LIBOR plus a margin of 0.698% on £257 million of its swapped debt.

£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually. On 14 June 2006, the Group entered into an interest rate hedging arrangement in respect of £20 million of debt. The effect of this hedging arrangement is that, from October 2006 until October 2009, the Group will pay floating six months LIBOR plus a margin of 0.325% on £20 million of its debt. On the same date, the Group entered into a further interest rate hedging arrangement in respect of £10 million of debt, to take effect from October 2009 and mature in October 2017. Under the terms of this swap the Group will pay floating six months LIBOR plus a margin of 0.325%. However, at each annual reset date from October 2009 to October 2017, the counterparty to this transaction has the right to cancel the transaction with immediate effect.

US$350 million of 6.500% Guaranteed Notes, repayable in October 2035, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£200 million) at an average fixed rate of 5.826%, payable semi-annually.

The following guarantees are in place relating to the Group's borrowings:

- British Sky Broadcasting Limited, Sky Subscribers Services Limited and BSkyB Investments Limited have given joint and several guarantees in relation to the Company's £1 billion RCF.
- British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes.
- The Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$750 million, US$350 million and £400 million Guaranteed Notes.
- BSkyB Investments Limited will also become a guarantor of the Group's Guaranteed Notes should the £1 billion RCF be drawn down by £50 million or more.

(ii) Bank loan

The bank loan of £2 million (2005: nil) which includes £1 million of current borrowings (2005: nil) bears interest at the Euro Inter-Bank Offered Rate ("EURIBOR") plus 1%, repayable in 13 equal quarterly instalments.

(iii) Finance leases

The minimum lease payments under finance leases fall due as follows:

	2006 £m	200[illegible] £[illegible]
Within one year	8	1[illegible]
Between one and two years	8	1[illegible]
Between two and three years	8	1[illegible]
Between three and four years	8	1[illegible]
Between four and five years	8	1[illegible]
After five years	201	17[illegible]
	241	2[illegible]
Future finance charges on finance lease liabilities	(169)	(1[illegible]
Present value of finance lease liabilities	72	1[illegible]

The main obligations under finance leases are in relation to the following:

- Financing arrangements in connection with the contact centre in Dunfermline. During the year, repayments of £1 million (2005: £1 million) were made against the lease. A proportion of these payments have been allocated against the capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.

- Financing arrangements in connection with the broadband network infrastructure purchased in the year through a business combination. During the year, repayments of £7 million were made against the lease. A proportion of these payments have been allocated against the capital outstanding. The lease bears interest at a rate of 2.7% and expires in March 2040.

(iv) Undrawn Revolving Credit Facility ("RCF")

In November 2004, the Company entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of Net Debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") (as defined in the loan agreement).

The £1 billion RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). The Group must currently maintain these ratios as follows:

- Net Debt to EBITDA must be no more than 3:1

- EBITDA to Net Interest Payable must be at least 3.5:1.

At 30 June 2006, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 0.8:1 (2005: 0.4:1). In the year ended 30 June 2006, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 11.2:1 (2005: 15.8:1).

Commitment fees of £2 million (2005: £2 million) were payable for undrawn amounts available under the RCFs, based on a rate equal to 40% of the applicable margin of 0.45% over LIBOR (30 June 2005: 40% of the applicable margin of 0.45% over LIBOR).

22. Derivatives and other financial instruments

Set out below are the derivative financial instruments held by the Group to manage the interest rate risk and foreign exchange risk.

	2006 Designated hedging instruments £m	2006 Other instruments £m	2006 Asset (liability) £m	2005 Designated hedging instruments £m	2005 Other instruments £m	2005 Asset (liability) £m
Non-current assets						
Interest rate swaps and swaptions	–	–	–	–	6	6
Cross-currency swaps	–	–	–	3	–	3
	–	–	–	3	6	9
Current assets						
Currency options (collars)	3	–	3	2	1	3
Embedded derivatives	–	1	1	–	1	1
Forward exchange contracts	1	1	2	7	3	10
Cross-currency swaps	1	–	1	–	–	–
	5	2	7	9	5	14
Current liabilities						
Currency options (collars)	(10)	–	(10)	(1)	–	(1
Forward exchange contracts	(11)	–	(11)	(3)	(2)	(5
Cross-currency swaps	(28)	–	(28)	–	–	–
	(49)	–	(49)	(4)	(2)	(6
Non-current liabilities						
Interest rate swaps and swaptions	–	(9)	(9)	–	(3)	(3
Cross-currency swaps	(200)	–	(200)	(109)	–	(109
	(200)	(9)	(209)	(109)	(3)	(112
	(244)	(7)	(251)	(101)	6	(95

Included within the fair value of forward foreign currency contracts are a number of US dollar-denominated forward exchange contracts which the Group has taken out with counterparty banks on behalf of two of its joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with the respective joint ventures. As a result, the net fair value of these contracts to the Group was nil (2005: nil). The gross sterling equivalent face value of these forward contracts at 30 June 2006 was £7 million (2005: £11 million).

Group treasury activity

The Group's treasury function is responsible for raising finance for the Group's operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group's policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by the Group's internal audit team and by its Treasury Committee.

The Group's principal market risks are exposures to changes in interest rates and currency exchange rates, which arise both from the Group's sources of finance and from its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps ("swaptions") to hedge interest rate risks, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional currency exposures, and cross-currency swaps to hedge exposures on long-term foreign currency debt.

Interest rate risk

The Group has financial exposures to both UK and US interest rates, arising primarily from long-term bonds. The Group manages its exposures by borrowing at fixed rates of interest and by using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. All of the Group's US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of the Group's debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account. At 30 June 2006, the split of the Group's aggregate net borrowings into their core currencies was US dollar 72% and pounds sterling 28% (2005: US dollar 91% and pounds sterling 9%). The Group also enters into pounds sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. Certain of the swaption agreements can be cancelled prior to the maturity of the bonds, to which they apply (see note 21 for further details). The counterparties have a minimum long-term rating of "A" or equivalent with Moody's and Standard & Poor's.

The Group has designated a number of cross-currency swaps as cash flow hedges of 100% (2005: 100%) of the Group's exposure to US dollar interest rates on US dollar denominated bonds. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside profit or loss, and is reclassified into profit or loss in the same periods during which the forecast transactions affect profit or loss (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar-denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction are recognised directly in profit or loss. Interest rate swap and swaption agreements which convert fixed interest rates to floating interest rates have not been designated as hedging instruments for hedge accounting purposes and as such movements in their values continue to be recorded directly in earnings.

The Group's hedging policy requires that between 50% and 75% of its borrowings are held at fixed rates after taking account of interest rate swap and swaption agreements. At 30 June 2006, 75% of the Group's borrowings were at fixed rates after taking account of interest rate swaps and swaption agreements (2005: 72%). The fair value of interest rate swap and swaption agreements and cross-currency swaps held at 30 June 2006 was a £236 million net liability, compared to £103 million net liability at 30 June 2005.

At 30 June 2006, the Group had outstanding cross currency swap and interest rate swap and swaption agreements with net notional principal amounts totalling £1,596 million, compared to £1,018 million at 30 June 2005. This movement reflects derivative financial instruments entered into in relation to bonds issued during the year, partly offset by the expiry of certain existing swap agreements.

In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. At 30 June 2006, the £1 billion facility was undrawn (30 June 2005: undrawn). The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.45% (2005: 0.45%), which is based on a net debt to EBITDA ratio of 1.00:1 or below. Should this ratio increase above 1.00:1 and up to 2.00:1, the margin would increase to 0.50%, and above 2.00:1, the margin increases to 0.55%. The ratio of net debt to EBITDA at 30 June 2006 was 0.8:1 (2005: 0.5:1), indicating a margin of 0.45% (2005: 0.45%).

At 30 June 2006, the Group held £1,463 million (2005: £697 million) in cash, cash equivalents and short-term deposits.

In order to manage interest rate risk on interest receivable, at 30 June 2005 forward rate agreements with a notional value of £53 million were entered into which fixed the interest rate receivable on sterling deposits for three months from 27 June 2005 at a rate of 5.060% and for three months from 26 September 2005 at a rate of 5.105%. No forward rate agreements to manage interest rate risks on interest receivable are outstanding at 30 June 2006.

At 30 June 2006, a one percentage point increase in interest rates would result in a £3 million decrease in the Group's annual net finance cost, defined as annual investment income less finance charges (2005: £3 million increase) and a one percentage point decrease in interest rates would result in a £3 million increase in the Group's annual net finance costs (2005: £2 million decrease) generated by interest receivable and payable on bank accounts, bank loan, RCF and interest swap and swaption agreements.

At 30 June 2006 and 30 June 2005, the Group's annual finance costs would be unaffected by any change to the Group's credit rating in either direction.

Foreign exchange risk

The Group's revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the year 9% of operating costs (£297 million) were denominated in US dollars (2005: 12% (£397 million)). These costs relate mainly to the Group's programming contracts with US suppliers.

During the year, the Group managed its currency exposure on US dollar denominated programming contracts by the purchase of forward exchange contracts and currency options (collars) and similar financial instruments for up to five years ahead. All US dollar-denominated forward exchange contracts, currency options (collars) and similar financial instruments entered into by the Group are in respect of firm commitments only and those instruments maturing over the year following 30 June 2006 represent approximately 80% (2005: 80%) of US dollar denominated costs falling due in that year. At 30 June 2006, the Group had outstanding commitments to purchase, in aggregate, US$626 million (2005: US$670 million) at an average rate of US$1.81 to £1.00 (2005: US$1.79 to £1.00). In addition, currency option (collars) were held relating to the purchase of a total of US$336 million (2005: US$114 million).

The Group has designated a number of forward exchange contracts and currency options (collars) as cash flow hedges of up to approximately 80% (2005: 80%) of the Group's exposure to US dollar payments on its programming contracts with US movie licensors for a period of five years thereafter nil (2005: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside profit or loss, and is transferred to the income statement as the forecast transactions affect profit or loss (i.e. when US dollar-denominated creditors are retranslated and related programming stock is amortised through the income statement). For currency options (collars), hedge accounting is only applied to changes in intrinsic value. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. Any hedge ineffectiveness on the forward exchange contracts and currency options (collars) is recognised directly in the income statement. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and currency options (collars) have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.

The Group's primary euro exposure arises as a result of revenues generated from subscribers in Ireland. Approximately 5% of total revenue in the year (2005: 3%) was denominated in euros. These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating primarily to certain transponder rentals, the net position being a euro surplus.

58 million euros were exchanged for US dollars on currency spot markets during the year (2005: 4 million euros) and 51 million surplus euros were exchanged for pounds sterling (2005: nil). At 30 June 2006, 55 million euros (£37 million) have been retained by the Group (2005: 82 million euros (£56 million)), to cover euro-denominated obligations falling due in the early part of the following year.

The Group purchased the programming rights to certain UEFA Champions League football matches until the end of the 2005/06 season. Payments in respect of these rights were made pursuant to the contract in Swiss francs, which means that the Group was exposed to the Swiss franc:pound sterling exchange rate. In line with the Group's policy of limiting foreign exchange transactions to fixed price instruments, all of the Swiss franc CHF 100 million was hedged during the year via the use of forward contracts.

It is the Group's policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs. The impact on the Group's annual profit of a 10% movement in pounds sterling against all currencies in which it has significant transactions is estimated to be a £1 million movement (2005: £8 million) in the income statement, with a strengthening of pounds sterling resulting in a decrease in profits.

Credit risk

The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivatives held. However, as financial transactions and instruments are only executed with counter parties that are all 'A' long-term rating or better and the Group's policy is to ensure that investments are spread across a number of counterparties, these risks are deemed to be low.

Liquidity risk

The Group's financial liabilities are shown in note 21, other than trade and other payables, shown in note 19, and provisions, shown in note 20.

To ensure continuity of funding, the Group's policy is to ensure that available funding matures over a period of years. At 30 June 2006, 35% (2005: 49%) of the Group's total available funding was due to mature in more than five years.

The Group's undrawn committed bank facilities, subject to covenants, were as follows:

	2006 £m	2005 £m
Expiring in more than four years but not more than five years	1,000	–
Expiring in more than five years	–	1,000

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Group's financial assets and financial liabilities at 30 June 2006 and 30 June 2005:

	2006		2005	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial assets and liabilities held or issued to finance the Group's operations				
Quoted bond debt	(1,919)	(1,919)	(975)	(1,062)
Derivative financial instruments	(251)	(251)	(95)	(95)
Obligations under finance leases and other borrowings	(69)	(69)	(7)	(7)
Short-term deposits	647	647	194	194
Cash and cash equivalents	816	816	503	503

The fair values of quoted bond debt are based on year-end mid-market quoted prices. The fair values of derivative financial instruments are estimated by calculating the differences between the contracted rates and the appropriate market rates prevailing at the year-ends. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of short-term deposits and cash and cash equivalents are equivalent to book value due to the short-term nature of these instruments.

The differences between book values and fair values reflect unrealised gains or losses inherent in the financial instruments, based on valuations as at 30 June 2006 and 30 June 2005. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

In addition to the financial assets and liabilities in the above fair value table, the Group had holdings in the equity share capital of other listed and unlisted entities at 30 June 2006 and 30 June 2005 (see note 15).

The Group also had holdings in joint ventures and associates, which are accounted for using the equity method (see note 14). As these investments are unlisted their fair value cannot be measured reliably.

Additional information

The estimated net amount of existing losses which are included in the hedging reserve at 30 June 2006 that are expected to be transferred to the income statement within the next twelve months is £7 million, net of tax (2005: £15 million, net of tax).

During the current year, the Group did not recognise any gains or losses in the income statement due to hedge ineffectiveness.

At 30 June 2006, the carrying value of financial assets that were, upon initial recognition, designated as financial assets at fair value through profit or loss, was £148 million (2005: nil).

On 25 November 2005 the Group entered into a stock loan arrangement with a third party whereby the Group acquired a £100m basket of listed shares (the "Initial Purchase") and, at the same time, the Group agreed to sell the basket of listed shares at the same price as the Initial Purchase on 25 November 2006. During the period of share ownership, Sky is entitled to all rights of ownership associated with the shares. The Group has recorded the stock loan arrangement as a short-term deposit at fair value with changes in fair value taken to the income statement.

23. Share capital

	2006 £m	2005 £m
Authorised		
3,000,000,000 (2005: 3,000,000,000) ordinary shares of 50p	1,500	1,500
Allotted, called-up and fully paid		
1,791,077,599 (2005: 1,867,523,599) ordinary shares of 50p	896	934

23. Share capital (continued)

	2006 Number of ordinary shares	2005 Number of ordinary shares
Allotted and fully paid during the year		
Beginning of year	1,867,523,599	1,941,712,786
Options exercised under the Sharesave Scheme at between £3.720 and £6.112	–	129,813
Shares repurchased and subsequently cancelled	(76,446,000)	(74,319,000)
End of year	1,791,077,599	1,867,523,599

The Company has one class of ordinary shares which carry equal voting rights and no contractual right to receive payment.

Share option and contingent share award schemes

The Company operates various equity-settled share option schemes (the "Schemes") for certain employees.

The number of newly issued shares which may be allocated under the Schemes on any day shall not, when aggregated with the number of newly issued shares which have been allocated in the previous ten years under the Schemes and any other employee share scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any newly issued shares where the right to acquire the newly issued shares was released, lapsed, cancelled or otherwise became incapable of exercise. Options and Awards which will be satisfied by ESOP shares do not fall within these headroom limits.

The awards outstanding can be summarised as follows:

Scheme	2006 Number of ordinary shares	2005 Number of ordinary shares
Executive Share Option Scheme options(i)	36,289,000	45,309,551
Sharesave Scheme options(ii)	5,149,576	5,131,741
Management LTIP awards(iii)	4,103,306	-
LTIP awards(iv)	6,073,333	4,827,243
KCP awards(v)	917,518	2,830,259
EBP awards(vi)	235,000	348,000
	52,767,733	58,446,794

(i) Executive Share Option Scheme options

Included within the total Executive Share Option Scheme options outstanding at 30 June 2006, are 34,094,411 options (2005: 42,892,644) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 2,194,589 options (2005: 2,403,589) to which no performance criteria are attached other than the requirement that the employee remains in employment with the Group. The remaining 13,318 options outstanding at 30 June 2005 vested only if performance conditions were met. The contractual life of all Executive Share Option Scheme options is ten years.

Grants under the Executive Share Option Scheme were made on an annual basis to selected employees, with the exercise price of options being equal to the Company's share price on the date of grant. For those options with performance conditions, growth in EPS has to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest. Options vest over a period of up to 4 years from the date of grant.

(ii) Sharesave Scheme options

All Sharesave Scheme options outstanding at 30 June 2006 and 30 June 2005 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Options granted under the Sharesave scheme must be exercised within six months of the relevant award vesting date.

The Sharesave Scheme is open to all employees. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results

(iii) Management LTIP awards

All Management LTIP awards outstanding at 30 June 2006 vest only if performance conditions are met. Awards granted under the Management LTIP must be exercised within one year of the relevant award vesting date.

The Company grants awards to selected employees under the Management LTIP. Awards under this scheme mirror the LTIP, with the same performance conditions. Awards exercised under the Management LTIP can only be satisfied by the issue of market-purchased shares.

(iv) LTIP awards

All LTIP awards outstanding at 30 June 2006 (2005: 3,790,000) vest only if performance conditions are met. The remaining 1,037,243 awards outstanding at 30 June 2005 were exercisable in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remained in employment with the Group.

The Company operates the LTIP for Executive Directors and Senior Executives. Awards under the scheme are granted in the form of a nil-priced option, and are satisfied using market-purchased shares. The awards vest in full or in part dependent on the satisfaction of specified performance targets. 30% of the award vests dependent on TSR performance over a three-year performance period, relative to the constituents of the FTSE 100 at the time of grant, and the remaining 70% vests dependent on performance against operational targets.

(v) KCP awards

All KCP awards outstanding at 30 June 2006 and 30 June 2005 vest only if performance conditions are met. The contractual life of all KCP awards is ten years.

Designated managers participated in the KCP, which was a replica scheme of the LTIP, with the same performance conditions. Awards exercised under the KCP can only be satisfied by the issue of shares purchased in the market.

(vi) EBP awards

All EBP awards outstanding at 30 June 2006 and 30 June 2005 vest only if performance conditions are met. The contractual life of these awards is ten years.

The EBP operated for Executive Directors and Senior Executives. Awards under the plan were made in the form of a contingent right to acquire the Company's shares, for nil consideration, which are acquired in the market, and were subject to performance achieved in the financial year of award.

The movement in share awards outstanding is summarised in the following table:

	2006 Number of shares under option	2006 Weighted average exercise price	2005 Number of shares under option	2005 Weighted average exercise price
Outstanding at 1 July	58,446,794	£5.64	50,965,676	£6.58
Granted during the year	8,390,285	£0.80	19,636,399	£3.57
Exercised during the year	(4,160,336)	£3.85	(1,938,116)	£6.05
Forfeited during the year	(9,906,234)	£5.90	(9,772,815)	£6.29
Expired during the year	(2,776)	£4.85	(444,350)	£6.05
Outstanding at 30 June	52,767,733	£4.96	58,446,794	£5.64

23. Share capital (continued)

The weighted average market price of the Group's shares at the date of exercise for share options exercised during the year was £5.48 (2005: £5.48). The middle-market closing price of the Company's shares at 30 June 2006 was £5.735. The following table summarises information about share awards outstanding at 30 June 2006:

	Awards Outstanding	
Range of Exercise Prices	Number	Weighted average remaining contractual life
£0.00-£1.00	11,329,157	4.5 years
£2.00-£3.00	295,355	2.2 years
£3.00-£4.00	2,630,543	2.7 years
£4.00-£5.00	1,722,925	3.2 years
£5.00-£6.00	16,744,201	6.8 years
£6.00-£7.00	8,547,034	6.0 years
£7.00-£8.00	6,285,648	5.4 years
£8.00-£9.00	26,668	5.4 years
£9.00-£10.00	4,964,142	4.4 years
£10.00-£11.00	21,842	3.9 years
£11.00-£12.00	57,860	4.1 years
£12.00-£13.00	142,358	4.0 years
	52,767,733	**5.4 years**

The exercise prices of options outstanding at 30 June 2006 ranged from nil to £12.98. The weighted average remaining contractual life of the 21,519,271 options which were exercisable at 30 June 2006 was 5.0 years, and their weighted average exercise price was £7.40.

Information for awards granted during the year

The weighted average fair value of share options granted during the year, as estimated at the date of grant, was £3.27 (2005: £2.37). This was calculated using the Black-Scholes share option pricing model, except for awards which have market-based performance conditions, where a Monte-Carlo simulation model was used, and for grants of nil-priced options, which were treated as the award of a free share.

The Monte-Carlo simulation model reflected the historical volatilities of the Company's share price and those of all other companies to which the Company's performance would be compared, over a period equal to the vesting period of the options. The fair value of nil-priced options granted during the year was measured on the basis of the market-price of the Company's shares on the date of grant, discounted for expected dividends which would not be received over the vesting period of the options.

Weighted average fair value assumptions

The following weighted average assumptions were used in these option pricing models:

	2006	2005
Share price	**£5.13**	£4.93
Exercise price	**£0.80**	£3.57
Expected volatility	**25.9%**	41.5%
Expected life	**2.0 years**	3.5 years
Expected dividends	**1.8%**	1.0%
Risk-free interest rate	**4.3%**	4.8%

Expected volatility was determined by calculating the historical volatility of the Company's share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the options, adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

24. Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Capital redemption reserve £m	Special reserve £m	ESOP reserve £m	Merger reserve £m	Hedging reserve £m	Retained earnings £m	Total shareholders' equity £m
At 1 July 2004	971	1,437	–	14	(30)	222	(1)	(2,447)	166
Purchase of own shares for cancellation	(37)	–	37	–	–	–	–	(416)	(416)
Recognition and transfer of cash flow hedges	–	–	–	–	–	–	(18)	–	(18)
Tax on items taken directly to equity	–	–	–	–	–	–	5	(3)	2
Share-based payment	–	–	–	–	(2)	–	–	17	15
Profit for the year	–	–	–	–	–	–	–	578	578
Dividends	–	–	–	–	–	–	–	(140)	(140)
At 30 June 2005	934	1,437	37	14	(32)	222	(14)	(2,411)	187
Purchase of own shares for cancellation	(38)	–	38	–	–	–	–	(408)	(408)
Recognition and transfer of cash flow hedges	–	–	–	–	–	–	(54)	–	(54)
Tax on items taken directly to equity	–	–	–	–	–	–	16	2	18
Share-based payment	–	–	–	–	7	–	–	11	18
Profit for the year	–	–	–	–	–	–	–	551	551
Dividends	–	–	–	–	–	–	–	(191)	(191)
At 30 June 2006	**896**	**1,437**	**75**	**14**	**(25)**	**222**	**(52)**	**(2,446)**	**121**

Share premium and special reserve

On 10 December 2003, the High Court approved a reduction in the Company's share premium account of £1,120 million, as approved by the Company's shareholders at the Annual General Meeting ("AGM") held on 14 November 2003. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003.

As part of the application, the Company's balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million since 30 June 2003, to £1,106 million.

As a condition of the reduction, the reduction in the share premium account of £1,120 million was permitted to be offset against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.

Purchase of own shares and capital redemption reserve

On 12 November 2004, the Company's shareholders approved a resolution at the AGM for the Company to purchase up to 97 million ordinary shares. On 4 November 2005, the Company's shareholders approved a resolution at the AGM for the Company to further purchase up to 92 million ordinary shares. This authority to buy-back these shares expires on 3 November 2006. Under the former resolution, during the year ended 30 June 2005, the Company purchased, and subsequently cancelled, 74 million ordinary shares at an average price of £5.60 per share, with a nominal value of £37 million, for a consideration of £416 million. Consideration included stamp duty and commission of £3 million. This represented 4% of called-up share capital at the beginning of the year.

During the financial year ended 30 June 2006, the Company purchased, and subsequently cancelled, 76 million ordinary shares at an average price of £5.30 per share, with a nominal value of £38 million, for a consideration of £408 million. The nominal value of the shares cancelled has been credited to the capital redemption reserve. Consideration included stamp duty and commission of £3 million. This represents 4% of called-up share capital at the beginning of the financial year. In July 2006, a further 2,902,173 shares were purchased and subsequently cancelled at an average price of £5.63 for a consideration of £16 million. In addition, included within the total number of shares purchased in June 2006, are 3 million of the Company's ordinary shares, purchased by the Trustee of the ESOP. These shares are held by the ESOP and will be used to satisfy the future exercise of share options and share awards by the Group's employees.

24. Reconciliation of shareholders' equity (continued)

The following table provides information about purchases of equity securities by the Company during the fiscal year.

Period	Total number of shares purchased(i)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares that may yet be purchased under the plans or programmes
July	1,100,000	£5.26	1,100,000	21,581,000
August	7,600,000	£5.53	7,600,000	13,981,000
September	13,981,000	£5.70	13,981,000	–
October	–	–	–	–
November	8,400,000	£4.95	8,400,000	83,600,000
December	14,025,000	£4.94	14,025,000	69,575,000
January	–	–	–	69,575,000
February	3,100,000	£5.11	3,100,000	66,475,000
March	10,700,000	£5.26	10,700,000	55,775,000
April	700,000	£5.37	700,000	55,075,000
May	5,500,000	£5.17	5,500,000	49,575,000
June	14,340,000	£5.55	11,340,000	38,235,000
Total for year ended 30 June 2006	**79,446,000**		**76,446,000**	

(i) All share purchases were open market transactions and are included in the month of settlement.

ESOP reserve

This reserve represents a deduction to Group equity for the cost of the Company's shares held by the Group's ESOP. The movement in the ESOP reserve was as follows:

	Number of Ordinary Shares	£m
At 1 July 2005	5,609,212	32
Share options exercised during the year	(4,160,336)	(24)
Shares repurchased by the Group for the ESOP during the year	3,000,000	17
At 30 June 2006	**4,448,876**	**25**

The 4,160,336 shares utilised during the year relate to the exercise of LTIP, EBP and KCP, Executive Share Option Schemes and Sharesave Scheme awards.

Merger reserve

The merger reserve represents amounts deducted from equity of £222 million (2005: £222 million) relating to the acquisition of BiB and SIG, which will remain undistributable unless circumstances arise where either BiB or SIG's goodwill became impaired. Under these circumstances, an amount equal to the impairment would be transferred to retained earnings.

The merger reserve was created in accordance with the merger relief provisions under section 131 of the Companies Act 1985 (as amended) relating to accounting for business combinations involving the issue of shares at a premium. Merger relief provided relief from the requirement to create a share premium account in a parent company's balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief was available when three conditions had been satisfied:

1. When a company secured at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2. The arrangement provided for the allotment of equity shares by the acquirer.

3. Consideration for the shares was either the issue or transfer of shares to the acquirer of equity shares in the purchased company, or the cancellation of those equity shares in the acquired company which the acquirer did not already hold.

The merger reserve was created as a result of the purchase by the Group of interests in two entities. SIG was purchased on 12 July 2000, where consideration was paid by the issue of equity shares in the Group. BiB was purchased between 28 June 2001 and 11 November 2002, where consideration was paid by the issue of equity shares in the Group.

Hedging reserve

Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and then recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

25. Notes to the Consolidated Cash Flow Statement

a) Reconciliation of profit before taxation to cash generated from operations

	2006 £m	2005 £m
Profit before taxation	**798**	787
Depreciation of property, plant and equipment	**89**	47
Amortisation of intangible assets	**51**	45
Loss on disposal of property, plant and equipment	**–**	2
Profit on disposal of joint venture	**–**	(9
Net finance costs	**91**	58
Share of results of joint ventures and associates	**(12)**	(14
	1,017	916
(Increase) decrease in trade and other receivables	**(102)**	34
Decrease in inventories	**31**	28
Increase (decrease) in trade and other payables	**55**	(67
(Decrease) increase in provisions	**(13)**	12
Decrease in derivative financial instruments	**16**	66
Cash generated from operations	**1,004**	989

b) Major non-cash movements

Corporate reorganisation

On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formec part of a corporate reorganisation, allowing the Company access to significant additional distributable reserves.

26. Contracted commitments, contingencies and guarantees

a) Future expenditure contracted for but not provided in the accounts

	Year ending 30 June							
	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	After 5 years £m	Total at 30 June 2006 £m	Total at 30 June 2005 £m
Television programme rights(i)	907	873	822	636	19	3	3,260	2,260
Digiboxes and related equipment	91	–	–	–	–	–	91	155
Third party payments(ii)	9	7	5	5	4	–	30	14
Transponder capacity(iii)	83	68	64	38	31	136	420	314
Property, plant and equipment	24	–	–	–	–	–	24	9
Intangible asset	1	–	–	–	–	–	1	1
Other	26	4	1	–	–	–	31	36
	1,141	952	892	679	54	139	3,857	2,789

(i) At 30 June 2006, the Group had minimum television programming rights commitments of £3,260 million (2005: £2,260 million), of which £667 million (2005: £642 million) related to commitments payable in US dollars for periods of up to six years (2005: eight years). In addition, in the prior year, there were £45 million of commitments payable in Swiss francs and £3 million of commitments payable in Euros.

Assuming that movie subscriber numbers remain unchanged from current levels, an additional £363 million (US$671 million) of commitments (2005: £302 million, (US$535 million)) would also be payable in US dollars, due to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £2 million (2005: £10 million) if subscriber numbers were to remain at current levels.

(ii) The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to DTH subscribers ("Sky Distributed Channels") and are for periods up to five years (2005: four years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels, the additional commitment would be £491 million (2005: £522 million).

(iii) Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both DTH subscribers and cable operators. The commitments are for periods of up to fourteen years (2005: nine years). Three additional transponder agreements were entered into in the year ended 30 June 2006 to provide capacity to facilitate the launch of the Group's HD services.

b) Contingent liabilities

The Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK. The Group's share of contingent liabilities of its joint ventures and associates incurred jointly with the other investors is nil (2005: nil).

The Directors do not expect any material loss to arise from the above contingent liabilities.

c) Contingent assets

Under the terms of one of the Group's channel distribution agreements, British Sky Broadcasting Limited is entitled to a payment, expected to be received between July and December 2006, relating to a proportion of the fair market value of certain of the channels under that distribution agreement. The fair market value of these channels has not yet been determined. Accordingly, it is not yet possible to determine the value of the payment which may be received.

The Group has served a claim for a material amount against an information and technology solutions provider, which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

d) Guarantees

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Group's investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £14 million (2005: £14 million) to creditors of Hestview Limited. Letters of credit of

£5 million that British Sky Broadcasting Limited provided to Sky Interactive Limited in respect of Sky Buy expired during the year ended 30 June 2005 and were not replaced.

The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £4 million (2005: £7 million).

The following guarantees are in place relating to the Group's borrowings:

- British Sky Broadcasting Limited, Sky Subscribers Services Limited and BSkyB Investments Limited have given joint and several guarantees in relation to the Company's £1 billion RCF.
- British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes.
- The Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$750 million, US$350 million and £400 million Guaranteed Notes.
- BSkyB Investments Limited will also become a guarantor of the Group's Guaranteed Notes should the £1 billion RCF be drawn down by £50 million or more.

27. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable operating leases at 30 June are as follows:

	2006 £m	2005 £m
Within one year	28	26
Between one and two years	22	19
Between two and three years	18	15
Between three and four years	14	13
Between four and five years	13	11
After five years	49	45
	144	129

The majority of operating leases relate to property. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

The minimum sub-lease rentals to be received under non-cancellable operating sub-leases at 30 June are as follows:

	2006 £m	2005 £m
Within one year	2	2
Between one and two years	2	2
Between two and three years	1	2
Between three and four years	1	1
Between four and five years	1	1
After five years	4	4
	11	12

Sub-lease rentals relate to property leases.

28. Purchase of subsidiaries

On 6 January 2006, the Group took control of Easynet Group Plc ("Easynet"). The Group has purchased 100% of the issued share capital for consideration of £223 million, satisfied in cash. Easynet is the parent company of a group of companies involved in the provision of broadband networking services in the UK and other European countries. The purchase of Easynet provides the Group with an opportunity to use and extend Easynet's broadband network to offer residential broadband services to its customers.

	Net book value £m	Fair value adjustments £m	Recognised values £m
Net assets of Easynet purchased			
Goodwill	18	(18)	–
Intangible assets	10	19	29
Property, plant and equipment	74	5	79
Deferred tax assets	–	91	91
Deferred tax liabilities	(2)	(6)	(8
Inventories	2	–	2
Trade and other receivables	35	–	35
Cash and cash equivalents	18	–	18
Borrowings	(3)	–	(3
Trade and other payables	(206)	–	(206
Provisions	(11)	(5)	(16
	(65)	86	21
Provisional goodwill			202
Total consideration			223

Satisfied by:	
Ordinary shares purchased for cash (including the purchase of certain outstanding Easynet share options)	219
Professional fees	4
	223

Net cash outflow arising on the purchase of Easynet	
Cash paid	223
Cash and cash equivalents purchased	(18)
	205

For the period between the date of purchase and 30 June 2006, Easynet contributed £84 million to the Group's revenue, a £23 million loss to the Group's profit before tax and a reduction of 0.9p in earnings per share. Had the Group taken control of Easynet Group Plc on the first day of the financial year, Group revenue for the period would have been £4,228 million (2005: £3,992m), Group profit for the year would have been £535 million (2005: £562m) and Group basic earnings per share would have been 29.3 pence (2005: 29.4 pence). Goodwill includes the value that the Group is expecting to generate from its Sky Broadband products and services which utilise Easynet's broadband infrastructure. Goodwill has been determined provisionally because the Group cannot yet be certain that all assets, liabilities and contingent liabilities have been identified. Initial accounting for the goodwill will be complete within 12 months of the purchase date.

On 30 June 2006, the Group increased its shareholding in MKP from 49% to 100%, for consideration of £4 million, satisfied in cash. Provisional goodwill of £4 million has been recognised as a result of this purchase. Goodwill has been determined provisionally because of the short period of time between the purchase and publication of these consolidated financial statements.

29. Transactions with related parties and major shareholders

a) Entities with joint control or significant influence

The Company and Group conduct business transactions with companies that are part of the News Corporation group ("News Corporation"), a major shareholder:

	2006 £m	2005 £m
Supply of services by the Group	21	18
Purchases of goods/services by the Group	(175)	(163)
Amounts owed by related parties to the Group	1	1
Amounts owed to related parties by the Group	(31)	(34)

Services supplied to News Corporation companies

During the year, the Group supplied programming, telephony, airtime, transmission, marketing and consultancy services to News Corporation companies.

Purchases of goods and services from News Corporation companies

During the year, the Group purchased programming, digital equipment, smart cards and encryption services, telephony, advertising, IT services and rental premises from News Corporation companies.

In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities ("BUCS"), in a private placement to certain institutions. Each BUCS is exchangeable on or after 2 April 2004 for the value of reference shares, which initially consist of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on 15 March 2010, 15 March 2013 or 15 March 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and the Group's directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities ("Exchangeable TOPrS"), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company's ordinary shares, or American Depositary Shares representing the Company's ordinary shares, from News America. The aggregate number of the Company's ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or American Depositary Shares, or any combination thereof. The warrants are redeemable at the option of News America, on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group's directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

b) Joint ventures and associates

	2006 £m	2005 £m
Supply of services by the Group	14	20
Purchases of goods or services by the Group	(46)	(54
Amounts owed by joint ventures and associates to the Group	7	21
Amounts owed to joint ventures and associates by the Group	(5)	(3

Revenues are primarily generated from the provision of transponder capacity, marketing and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £16 million (2005: £15 million) relating to loan funding. These loans bear interest at rates of between nil and six month LIBOR plus 1.5%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £17 million (2005: £23 million).

29. Transactions with related parties and major shareholders (continued)

The Group took out a number of forward exchange contracts with counterparty banks during the period on behalf of two joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts. During the year, US$13 million (2005: US$3 million) was paid to the joint ventures upon contract maturity and £7 million (2005: £2 million) was received from the joint ventures, with no exposure to gains or losses being experienced by the Group on these transactions. The face value of forward exchange contracts that had not matured as at 30 June 2006 was £7 million (2005: £11 million).

On 30 June 2006, the Group increased its shareholding in MKP from 49% to 100% (see note 28). Prior to that date, the directors of MKP had included a close family member of two Directors of the Company.

c) Other transactions with related parties

A close family member of two Directors of the Company has a controlling interest in Shine Entertainment Limited, in which the Group also has a 3.0% equity shareholding. During the year, the Group incurred programming and production costs for television of £10 million (2005: £4 million) from Shine Entertainment Limited. At 30 June 2006, there were no outstanding amounts (2005: £1 million) due to Shine Entertainment Limited. At 30 June 2006 and 30 June 2005 there were no outstanding amounts due to the Group from Shine Entertainment Limited.

A close family member of two Directors of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group during the year amounting to £1 million (2005: £1 million). At 30 June 2006 and 30 June 2005 there were no outstanding amounts due to or from Freud Entertainment Limited.

In addition to the foregoing, the Group has engaged in a number of transactions, with companies of which some of the Company's Directors are also directors.

d) Key management

The Group has a related party relationship with the Directors of the Company as key management. At 30 June 2006, there were 15 (2005: 15) key management all of whom were Directors of the Company. Key management compensation is disclosed in note 7b).

30. Group investments

The significant investments of the Company which principally affect the consolidated results and total assets of the Group are as follows:

Name	Country of incorporation/operation	Description and proportion of shares held (%)	Principal activity
Subsidiaries:			
Direct holdings of the Company			
British Sky Broadcasting Limited(i)	England and Wales	10,000,002 ordinary shares of £1 each (50.01%)	Operation of a pay television broadcasting service in the United Kingdom and Ireland
Sky Television Limited	England and Wales	13,376,982 ordinary shares of £1 each (100%)	Holding company
Sports Internet Group Limited	England and Wales	38,247,184 ordinary shares of 5p each (100%)	Holding company
British Interactive Broadcasting Holdings Limited	England and Wales	651,960 ordinary shares of £1 each (100%)	The transmission of interactive services
BSkyB Investments Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company
Sky Broadband Services Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company

30. Group investments (continued)

Name	Country of incorporation/operation	Description and proportion of shares held (%)	Principal activity
Subsidiaries:			
Indirect holdings of the Company			
Sky Subscribers Services Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group
Sky In-Home Service Limited	England and Wales	1,576,000 ordinary shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Hestview Limited	England and Wales	108 ordinary shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 ordinary shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 ordinary shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures Limited	England and Wales	12,500 ordinary shares of £1 each (100%)	Holding company for new media investments
Easynet Group Plc(ii)	England and Wales	121,308,490 ordinary shares of 4p each (100%)	Provision of Broadband networking services in the UK and other European Countries
Joint ventures and associates			
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (40%)	The transmission of children's television channels
The History Channel (UK)	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history and biography television programming
Paramount UK(iii),(iv)	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australia News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel
MUTV Limited(v)	England and Wales	500 B Shares of £1 each (33.33%)	The transmission, production and marketing of the Manchester United football channel
National Geographic Channel(vi)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Attheraces Holdings Limited(iv)	England and Wales	1,500 Ordinary Shares of £1 each (47.50%), 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related on-line activities
Chelsea Digital Media Limited	England and Wales	42,648 B Shares of £0.01 each (35%) and 7m redeemable preference shares of £1 each	The transmission, production and marketing of the Chelsea Football Club football channel and website.

Notes

(i) 50.01% directly held by British Sky Broadcasting Group plc and 49.99% held by BSkyB Investments Limited.

(ii) Subsequent to the purchase of Easynet Group Plc by the Group, Easynet Group Plc changed its accounting reference date from 31 December 2005 to 30 June 2006. The registered address of Easynet Group Plc is 44-46 Whitfield Street, London, W1T 2RJ.

(iii) The registered address of Paramount UK is 180 Oxford Street, London, W1D 1DS.

(iv) These entities report their financial results for each 12 month period ending 31 December.

(v) MUTV Limited reports its financial results for each 12 month period ending 30 September.

(vi) The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex, TW7 5QD.

31. Explanation of transition to IFRS

The analysis below shows a reconciliation of the Group's balance sheet reported under UK GAAP to the Group's balance sheet reported under IFRS at the Transition Date and at 30 June 2005; a reconciliation of profit reported under UK GAAP to the profit reported under IFRS for the year ended 30 June 2005; and a reconciliation of the cash flows of the Group as reported under UK GAAP reconciled to cash flows reported under IFRS.

The Group complied with all applicable mandatory exemptions and in addition the elective exemptions within IFRS 1 relating to business combinations and share-based payment transactions.

Consolidated IFRS Income Statement for the year ended 30 June 2005

	As reported under UK GAAP*	Share-based payments	Financial instruments & hedge accounting		Goodwill	Other Adjustments			IFRS adjustments	IFRS
		IFRS 2	IAS 21	IAS 39	IFRS 3	IAS 38	IAS 28/31	IAS 18		
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Notes		(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)		
Revenue	4,048			(229)				23	(206)	3,842
Operating expense	(3,346)	(19)	(22)	263	116	11		(23)	326	(3,020)
Operating profit	702	(19)	(22)	34	116	11			120	822
Share of results of joint ventures and associates	14								–	14
Investment income	30						(1)		(1)	29
Finance costs	(92)		(26)	31					5	(87)
Profit on disposal of joint venture	(23)				32				32	9
Profit before tax	631	(19)	(48)	65	148	11	(1)		156	787
Taxation	(206)	6	14	(20)		(3)			(3)	(209)
Profit for the year	425	(13)	(34)	45	148	8	(1)		153	578
Earnings per share (in pence) from profit for the year										
Basic and diluted	22.2p	(0.6p)	(1.8p)	2.4p	7.7p	0.4p	(0.1p)		8.0p	30.2p

* *Presented in IFRS format.*

Share-based payments

(i) IFRS 2 – "Share-based Payment"

Under UK GAAP, the Group recognised a charge in the profit and loss account for its long-term incentive plans, based on the difference between the exercise price of the award and the price of a Sky share on the date of grant (the "intrinsic value"). No charge was recognised in respect of the Executive Share scheme, as the awards had an intrinsic value of nil, nor in respect of the Sharesave scheme due to a specific exemption under UK GAAP for such schemes.

Under IFRS 2, the Group is required to recognise a charge in the income statement for all share options and awards, based on the fair value of the awards as calculated at the grant date using an option-pricing model. This IFRS method of valuations is applied in assessing the Income Statement charge for all share option schemes, including the Executive and Sharesave schemes. The Group recognises a corresponding increase in shareholders' equity in respect of this charge. The effects of these two changes result in an additional charge to administration costs of £19 million and a reduction in taxation for the year of £6 million under IFRS compared to the charge under UK GAAP.

Financial instruments & hedge accounting

Financial instruments and hedge accounting under IFRS resulted in an increase in profit before tax of £17 million and an additional tax charge of £6 million. The breakdown of these adjustments is detailed below:

(ii) IAS 21 – "The Effects of Changes in Foreign Exchange Rates"

Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures, the rates inherent in the hedging contracts have been used to translate the hedged items. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each balance sheet date. The restatement of foreign currency creditors, programming additions and amortisation in the period resulted in a net charge of £22 million to programming costs. The restatement of US$ debt and accrued interest in the period resulted in an additional charge to finance costs of £26 million. Together, these adjustments resulted in a £14 million reduction in the taxation charge for the year.

(iii) IAS 39 "Financial Instruments – Recognition and Measurement"

Under UK GAAP, the Group has recognised gains or losses on financial instruments on maturity. Under IAS 39, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. Where hedge accounting of cash flows is achieved, the portion of the gain or loss on the hedging instrument (i.e. the change in fair value) that is determined to be an effective hedge is initially recognised in equity in a hedging reserve, and is transferred to the Income Statement over the same period as the underlying hedged exposure affects the income statement. This resulted in a reduction in programming costs of £34 million, and a reduction in finance costs of £31 million in respect of forward contracts and cross currency and interest rate swaps which achieved hedge accounting and an additional charge to taxation for the year of £20 million.

Under UK GAAP, the Group presented amounts receivable from betting and gaming customers on a gross basis. Under IFRS, betting payouts are presented net against amounts receivable from betting and gaming customers. This resulted in a £229m reduction in revenue, with a corresponding reduction in operating expense.

Goodwill

(iv) IFRS 3 – "Business Combinations"

Under UK GAAP, the Group amortised goodwill on a straight-line basis over periods no longer than twenty years. Under IFRS 3, the Group's goodwill balances which existed at the date of transition to IFRS are no longer amortised and instead are subject to annual impairment testing. Therefore, the amortisation charge under UK GAAP for 2005 of £116 million has been reversed under IFRS.

Under UK GAAP, goodwill arising on acquisitions which had been written off to reserves is recycled to the profit and loss account on disposal of the investment. Under IFRS 3, such goodwill is not included in the gain or loss on disposal. This results in a different gain or loss on disposal of investments under IFRS. During the year, this difference gave rise to an adjustment of £32 million to reverse out goodwill recycled to the profit and loss account on the disposal of Granada Sky Broadcasting Limited ("GSB"), so that the £23 million loss on disposal under UK GAAP became a gain on disposal of £9 million under IFRS.

Other adjustments

(v) IAS 38 – "Intangible Assets"

IAS 38 requires development expenditure to be recognised in the balance sheet if it is probable it will provide future economic benefits to the Group and its cost can be measured reliably. Under IFRS, certain smartcard development expenditure arising in the year that was expensed under UK GAAP must be capitalised under these criteria. This has resulted in an £11 million reduction in operating expenses and an additional charge to taxation for the year of £3 million.

(vi) IAS 28 – "Investments in Associates" and IAS 31 – "Investments in Joint Ventures"

Under UK GAAP, the Group accounted for its share of joint ventures and associates using equity accounting. Under IFRS, the Group continues to apply equity accounting. However, under IFRS, the Group is required to cease recognising losses in equity accounted investments where our share of the loss exceeds our investment in the venture, unless it has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate. In addition, the Group's share of joint ventures' interest and taxation are reported through the share of joint ventures line. Lastly, goodwill amortisation relating to joint ventures and associates has been reversed out under IFRS. The net impact of these adjustments was a reduction in "Investment income" of £1 million.

(vii) IAS 18 – "Revenue"

Under UK GAAP, revenues derived from the sale of surplus programming rights and magazine advertising were recognised net against operating expenses. Under IFRS, this revenue has been recognised on a gross basis, resulting in a £23 million increase in revenue, offset by a £23 million increase in operating costs. This treatment is consistent with the Group's US GAAP accounting policy for revenue.

Consolidated IFRS Balance Sheet as at 1 July 2004

	As reported under UK GAAP* £m	Share-based payments IFRS 2 £m	Financial instruments & hedge accounting IAS 21 £m	IAS 39 £m	Other adjustments IAS 38 £m	IAS 10 £m	IAS 7 £m	IAS 28/31 £m	IFRS adjustments £m	IFRS £m
Notes		(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)		
Non-current assets										
Goodwill	417								–	417
Intangible assets	–				155				155	155
Property, plant and equipment	376				(155)				(155)	221
Investments in joint ventures and associates	33								–	33
Available for sale investments	2								–	2
Deferred tax assets (viii)	151	1	(37)	42					6	157
Derivative financial assets	–			9					9	9
	979	**1**	**(37)**	**51**					**15**	**994**
Current assets										
Inventories	375		(26)						(26)	349
Trade and other receivables	363								–	363
Short-term deposits	173						(39)		(39)	134
Cash and cash equivalents	474						39		39	513
Derivative financial assets	–			3					3	3
	1,385		**(26)**	**3**					**(23)**	**1,362**
Total assets	**2,364**	**1**	**(63)**	**54**					**(8)**	**2,356**
Current liabilities										
Trade and other payables	1,122	(23)	(31)			(63)		(3)	(120)	1,002
Current tax liabilities	48								–	48
Derivative financial liabilities	–			43					43	43
	1,170	**(23)**	**(31)**	**43**		**(63)**		**(3)**	**(77)**	**1,093**
Non-current liabilities										
Borrowings	1,076		(118)						(118)	958
Other payables	28								–	28
Derivative financial liabilities	–			111					111	111
	1,104		**(118)**	**111**					**(7)**	**1,097**
Total liabilities	**2,274**	**(23)**	**(149)**	**154**		**(63)**		**(3)**	**(84)**	**2,190**
Share capital	971								–	971
Share premium	1,437								–	1,437
Other reserves	206			(1)					(1)	205
Retained earnings	(2,524)	24	86	(99)		63		3	77	(2,447)
Shareholders' equity	**90**	**24**	**86**	**(100)**		**63**		**3**	**76**	**166**
Total liabilities and shareholders' equity	**2,364**	**1**	**(63)**	**54**					**(8)**	**2,356**

* *Presented on an IFRS basis*

Share-based Payments

(i) IFRS 2 – "Share-based Payment"

Under UK GAAP, certain amounts charged through the profit and loss account for share-based payments were shown within accruals in the balance sheet. Under IFRS, they are required to be recorded within reserves. This resulted in a reclassification between accruals and reserves of £23 million in the Group's transitional balance sheet. In addition, the requirements of IAS 12 – "Income Taxes" led to the recognition of £1 million of additional deferred tax assets relating to share-based payments.

Financial instruments & hedge accounting

Financial instruments and hedge accounting under IFRS resulted in a decrease in total assets of £9 million, an increase in total liabilities of £5 million and a decrease in shareholders equity of £14 million. The breakdown of these adjustments is detailed below:

(ii) IAS 21 – "The Effects of Changes in Foreign Exchange Rates"

Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures economically, the rates inherent in the hedging contracts have been used to translate the hedged items into GBP. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each balance sheet date. The restatement of foreign currency balances led to a decrease in programming creditors of £31 million, a decrease in programming inventory of £26 million, and a decrease in borrowings of £118 million. These adjustments also led to a £37 million decrease in deferred tax assets.

(iii) IAS 39 – "Financial Instruments: Recognition and Measurement"

Under IAS 39, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being initially recognised in the hedging reserve or the income statement. In the transitional balance sheet, this resulted in the recognition of additional assets of £2 million and additional liabilities of £43 million in respect of financial instruments used to hedge programming foreign currency exposures. Additional assets of £9 million and liabilities of £111 million were recognised in respect of financial instruments used to hedge the Group's foreign currency debt exposure, and £1 million of additional assets relating to embedded derivatives. These adjustments increased deferred tax assets by £42 million.

Other adjustments

(iv) IAS 38 – "Intangible Assets"

IAS 38 requires certain expenditure, which was capitalised as tangible fixed assets under UK GAAP, to be capitalised as intangible assets under IFRS. These assets include software that is not integral to a related item of hardware and software development. The assets have been reclassified on transition to IFRS, and have continued to be amortised over their useful economic lives, which have not changed as a result of the reclassification. This resulted in a reclassification between 'Property, plant and equipment' and 'Intangible assets' of £155 million in the Group's transitional balance sheet.

(v) IAS 10 – "Events after the Balance Sheet Date"

Under UK GAAP, dividends declared after the Balance Sheet date, but before the date of signing the financial statements, are treated as adjusting post-balance sheet events, and the associated dividend payable has been recorded as a liability within the year-end balance sheet. Under IAS 10 such a dividend is recorded as a liability in the accounting period in which it is approved. This resulted in the removal of the final dividend of £63 million declared in August 2004 in respect of the year ended 30 June 2004 from the Group's transitional balance sheet.

(vi) IAS 7 – "Cash Flow Statements"

Under IAS 7, the definition of cash and cash equivalents normally includes investments with a short maturity (less than three months) from the date of acquisition, which are readily convertible to a known amount of cash with an insignificant risk of changes in value. The definition of short-term deposits includes commercial paper and other term deposits with a maturity of more than three months from the date of acquisition. This resulted in an IFRS reclassification in the transitional balance sheet from 'Short-term deposits' to 'Cash and cash equivalents' of £39 million for items with a maturity of less than three months at the date of acquisition.

(vii) IAS 28 – "Investments in Associates" and IAS 31 "Investments in Joint Ventures"

In accordance with the equity accounting requirements of IAS 28, the Group's accumulated share of losses in certain joint ventures that exceed its interest in those entities and its obligations to provide further funding are not recognised. This resulted in an adjustment of £3 million in the transitional balance sheet for losses recognised under UK GAAP.

(viii) IAS 1 – "Presentation of Financial Statements"

Under IAS 1, all deferred tax balances must be classified as non-current assets or liabilities, which has led to a reclassification of deferred tax asset previously classified within current assets under UK GAAP.

Consolidated IFRS Balance Sheet as at 30 June 2005

	As reported under UK GAAP* £m	Share-based payments IFRS 2 £m	Financial instruments & hedge accounting IAS 21 £m	Financial instruments & hedge accounting IAS 39 £m	Goodwill IFRS 3 £m	Other adjustments IAS 38 £m	Other adjustments IAS 10 £m	Other adjustments IAS 7 £m	IFRS adjustments £m	IFRS £m
Notes		(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)		
Non-current assets										
Goodwill	301				116				116	417
Intangible assets	–					202			202	202
Property, plant and equipment	526					(191)			(191)	335
Investments in joint ventures and associates	23								–	23
Available for sale investments	2								–	2
Deferred tax assets (viii)	100	2	(23)	29		(3)			5	105
Derivative financial assets	–			9					9	9
	952	**2**	**(23)**	**38**	**116**	**8**			**141**	**1,093**
Current assets										
Inventories	340		(19)						(19)	321
Trade and other receivables	331								–	331
Short-term deposits	54							140	140	194
Cash and cash equivalents	643							(140)	(140)	503
Derivative financial assets	–			14					14	14
	1,368		**(19)**	**14**					**(5)**	**1,363**
Total assets	**2,320**	**2**	**(42)**	**52**	**116**	**8**			**136**	**2,456**
Current liabilities										
Trade and other payables	1,140	(14)	(2)				(93)		(109)	1,031
Current tax liabilities	100								–	100
Provisions (viii)	13								–	13
Derivative financial liabilities	–			6					6	6
	1,253	**(14)**	**(2)**	**6**			**(93)**		**(103)**	**1,150**
Non-current liabilities										
Borrowings	1,076		(94)						(94)	982
Other payables	25								–	25
Derivative financial liabilities	–			112					112	112
	1,101		**(94)**	**112**					**18**	**1,119**
Total liabilities	**2,354**	**(14)**	**(96)**	**118**			**(93)**		**(85)**	**2,269**
Share capital	934								–	934
Share premium	1,437								–	1,437
Capital redemption reserve	37								–	37
Other reserves	131			(14)	73				59	190
Retained earnings	(2,573)	16	54	(52)	43	8	93		162	(2,411)
Shareholders' equity	**(34)**	**16**	**54**	**(66)**	**116**	**8**	**93**		**221**	**187**
Total liabilities and shareholders' equity	**2,320**	**2**	**(42)**	**52**	**116**	**8**			**136**	**2,456**

* *Presented on an IFRS basis*

Share-based payments

(i) IFRS 2 – "Share-based Payment"

Under UK GAAP, certain amounts charged through the profit and loss account for share-based payments are shown within accruals in the balance sheet. Under IFRS, they are required to be recorded within reserves. This resulted in a reclassification between accruals and reserves of £14 million at 30 June 2005. In addition, the requirements of IAS 12 – "Income Taxes" led to the recognition of £2 million of additional deferred tax assets relating to share-based payments.

Financial instruments & hedge accounting

Financial instruments and hedge accounting under IFRS resulted in an increase in total assets of £10 million, an increase in total liabilities of £22 million and a decrease in shareholders' equity of £12 million. The breakdown of these adjustments is detailed below:

(ii) IAS 21 – "The Effects of Changes in Foreign Exchange Rates"

Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures economically, the rates inherent in the hedging contracts have been used to translate the hedged items into GBP. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each balance sheet date. The restatement of foreign currency balances led to a decrease in programming creditors of £2 million, a decrease in programming inventory of £19 million, and a decrease in borrowings of £94 million. These adjustments also led to a £23 million decrease in deferred tax assets.

(iii) IAS 39 – "Financial Instruments – Recognition and Measurement"

Under IAS 39, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. In the Balance Sheet at 30 June 2005 this resulted in the recognition of additional assets of £13 million and additional liabilities of £6 million in respect of financial instruments used to hedge the Group's programming foreign currency exposures. Additional assets of £9 million and liabilities of £112 million were recognised in respect of financial instruments used to hedge the Group's foreign currency debt exposure, and £1 million of additional assets relating to embedded derivatives. These adjustments increased deferred tax assets by £29 million.

Goodwill

(iv) IFRS 3 – "Business Combinations"

The adjustment of £116 million reinstates the goodwill amortisation charged under UK GAAP in the period, and is partly offset by an adjustment of £73 million in reserves, which reverses a release from the merger reserve to the Profit and Loss reserve made under UK GAAP in relation to the acquisitions on which the goodwill arose.

Other adjustments

(v) IAS 38 – "Intangible Assets"

IAS 38 requires certain expenditure, which was capitalised as tangible fixed assets under UK GAAP, to be capitalised as intangible assets under IFRS. These assets include software that is not integral to a related item of hardware and software development. The assets have been reclassified on transition to IFRS, and have continued to be amortised over their useful economic lives, which have not changed as a result of the reclassification. This resulted in a reclassification between 'Property, plant and equipment' and 'Intangible assets' of £191 million in the balance sheet.

IAS 38 requires development expenditure to be recognised in the balance sheet if it is probable that it will provide future economic benefits to the Group and its cost can be measured reliably. Under IFRS, certain development expenditure arising in the year meets these criteria and has therefore been capitalised. Under UK GAAP the Group has elected to expense all such expenditure as incurred. This results in an increase of £11 million in intangible assets in the balance sheet at 30 June 2005. This adjustment decreases deferred tax assets by £3 million.

(vi) IAS 10 – "Events after the Balance Sheet Date"

Under UK GAAP, dividends declared after the balance sheet date, but before the date of signing the financial statements, are treated as adjusting post-balance sheet events, and the associated dividend payable has been recorded as a liability within the year-end balance sheet. Under IAS 10 such a dividend is recorded as a liability in the accounting period in which it is approved. This resulted in the removal of the final dividend of £93 million declared in August 2005 in respect of the year ended 30 June 2005 from the Group's balance sheet.

(vii) IAS 7 – "Cash Flow Statements"

Under IAS 7, the definition of cash and cash equivalents normally includes investments with a short maturity (less than three months) from the date of acquisition, which are readily convertible to a known amount of cash with an insignificant risk of changes in value. The definition of short-term deposits includes commercial paper and other term deposits with a maturity of more than three months from the date of acquisition. This resulted in an IFRS reclassification in the balance sheet from 'Cash and cash equivalents' to 'Short-term deposits' of £140 million for items with a maturity of more than three months at the date of acquisition.

(viii) IAS 1 – "Presentation of Consolidated Financial Statements"

Under IAS 1, all deferred tax balances must be classified as non-current assets or liabilities, which has led to a reclassification of deferred tax assets previously classified within current assets under UK GAAP.

In addition, £13 million of provisions, disclosed separately under UK GAAP, have been reclassified to current liabilities.

Consolidated IFRS cash flow statement for the year ended 30 June 2005

	As reported under UK GAAP* £m	Cash flow statements IAS 7 £m	Intangible assets IAS 38 £m	IFRS adjustments £m	IFRS £m
Notes		(i)	(ii)		
Cash flows from operating activities					
Cash generated from operations	978		11	11	989
Interest received	28			–	28
Taxation paid	(103)			–	(103)
Net cash from operating activities	903		11	11	914
Cash flows from investing activities					
Dividends received from joint ventures and associates	12			–	12
Funding to joint ventures and associates	(4)			–	(4)
Repayments of funding from joint ventures and associates	8			–	8
Proceeds from the sale of a joint venture	14			–	14
Purchase of property, plant and equipment	(230)		81	81	(149
Purchase of intangible assets	–		(92)	(92)	(92
Proceeds from the sale of equity investments	1			–	1
Decrease (increase) in short-term deposits	164	(224)		(224)	(60
Net cash used in investing activities	(35)	(224)	(11)	(235)	(270
Cash flows from financing activities					
Proceeds from issue of shares held in ESOP	4			–	4
Purchase of own shares for ESOP	(14)			–	(14
Purchase of own shares for cancellation	(416)			–	(416
Interest paid	(91)			–	(91
Dividends paid to shareholders	(138)			–	(138
Net cash used in financing activities	(655)			–	(655
Effect of foreign exchange rate movements	–	1		1	1
Net increase (decrease) in cash and cash equivalents	213	(223)		(223)	(10

(i) IAS 7 – "Cash Flow Statements"
Under IAS 7, only deposits maturing within three months of deposit are normally classified as 'Cash and cash equivalents'. Investments with maturities of over three months have therefore been reclassified to 'Short-term deposits', resulting in a £224 million reduction in the effect of short-term deposits on the movement in cash and cash equivalents.

(ii) IAS 38 – "Intangible Assets"
The Group's £81 million expenditure on software and development during the year has been reclassified from purchase of property, plant and equipment to purchase of intangible assets. In addition, certain cash flows relating to smartcard development of £11 million have been reclassified from cash generated from operations to the purchase of intangible assets.

32. Summary of differences between IFRS and US GAAP

(i) Differences giving rise to accounting adjustments

The Group's accounts are prepared in accordance with IFRS, which differs in certain respects from US GAAP.

The following is a summary of the significant adjustments to operating income, net income, shareholders' equity and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP.

	Year ended 30 June	
	2006 £m	2005 £m
	(Except per share data)	
Operating income:		
Operating profit under IFRS	**877**	822
Adjustments:		
Employee stock-based compensation[2]	**1**	20
Derivative accounting[3]	**(2)**	–
Capitalised interest[4]	**(3)**	(2)
Operating income under US GAAP	**873**	840
Net income:		
Profit for the year under IFRS	**551**	578
Adjustments:		
Goodwill[1]	**–**	(23)
Employee stock-based compensation[2]	**1**	20
Derivative accounting[3]	**(8)**	(2)
Capitalised interest[4]	**4**	11
Pre-consolidation results[5]	**(2)**	–
Deferred taxation on US GAAP adjustments[6]	**5**	(7)
Net income under US GAAP	**551**	577
Basic earnings per share under US GAAP[8]	**30.2p**	30.2p
Diluted earnings per share under US GAAP[8]	**30.1p**	30.1p

	As at 30 June 2006 £m	As at 30 June 2005 £m
Shareholders' equity:		
Capital and reserves under IFRS	121	187
Adjustments:		
Goodwill[1]	616	616
Employee stock-based compensation[2]	7	5
Capitalised interest[4]	24	20
Deferred taxation[6]	(9)	(10
Shareholders' equity under US GAAP	759	818
Total assets:		
Under IFRS	3,773	2,456
Adjustments:		
Goodwill[1]	616	616
Capitalised interest[4]	24	20
Deferred taxation[6]	(9)	(10
Debt issue costs[7]	15	–
Under US GAAP	4,419	3,082
Total liabilities:		
Under IFRS	3,652	2,269
Adjustments:		
Employee stock-based compensation[2]	(7)	(5
Debt issue costs[7]	15	–
Under US GAAP	3,660	2,264

Notes

(1) Goodwill

Under IFRS, for those business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards". Deemed cost represents the carrying value of the goodwill under the Group's UK GAAP accounting policies on the IFRS Transition Date. Goodwill is stated at cost (or deemed cost) less any impairment losses and is tested at least annually for impairment.

Under US GAAP, the Group adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") from 1 July 2002. As is the case under IFRS, SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.

For US GAAP reporting purposes, the latest annual impairment test was completed during the current year. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired.

Subsidiaries

Sky Television Limited

Goodwill of £492 million arising on the acquisition of Sky Television Limited on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of Sky Television Limited was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not reinstated on transition to IFRS, as required by IFRS 1, leading to an increase in total assets under US GAAP compared to IFRS of £309 million.

BiB

The Group completed the acquisition of a 67.5% interest in BiB during fiscal 2001. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost of £302 million, representing its carrying value under UK GAAP at the IFRS Transition Date. Under US GAAP, the goodwill arising on acquisition was £664 million. No amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.

During fiscal 2003, under US GAAP, the Group recognised a deferred tax asset of £24 million in respect of BiB tax losses carried forward. The tax benefits of BiB's tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce goodwill relating to the acquisition. This reduced the goodwill balance under US GAAP to £539 million, resulting in a goodwill balance which is currently £237 million higher than that under IFRS.

SIG

The Group completed the acquisition of SIG on 12 July 2000. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost at the IFRS Transition Date of £112 million. Under US GAAP, goodwill of £272 million was being amortised on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.

During fiscal 2003, under US GAAP, the Group recorded an impairment charge of £5 million against goodwill which arose on the acquisition of BSkyB Sports Holdings Limited (formerly Opta Index Limited), a subsidiary of SIG. This reduced the goodwill balance under US GAAP to £184 million, resulting in a goodwill balance which is currently £72 million higher than that under IFRS.

In addition, there is £3 million of goodwill under IFRS, which has a carrying value of nil under US GAAP, which has arisen on certain other acquisitions.

Joint ventures

On 1 November 2004, the Group sold its 49.5% investment in GSB, realising a profit on disposal under IFRS of £9 million. This was included as an item below operating profit. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of an additional 9.5% interest in GSB in March 1998 was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not included in determining any subsequent gain or loss on disposal under IFRS, as required by IFRS 1. Under US GAAP, the carrying value of the goodwill at the time of the disposal was £23 million, which resulted in a loss on disposal of £14 million.

Under US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates. No amortisation charge is being recognised. Under IFRS, the deemed cost of this goodwill at the IFRS Transition Date was nil.

(2) Employee stock-based compensation

Under IFRS, the Group recognises an expense for all share options and awards based on fair values, measured at the date of grant using appropriate option-pricing models, taking into account the terms and conditions upon which the awards are granted. The expense is recognised over the period during which employees become unconditionally entitled to the awards, adjusted for the Group's estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met.

Under US GAAP, prior to 1 July 2005, the Group accounted for the cost of options and awards in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"). For performance-related options deemed to be variable plans under APB No. 25, compensation expense was measured as the difference between the quoted market price and the exercise price at the date when the number of shares that would vest and the exercise price was known ("the measurement date"); the cost was recognised over the period the employee performed the related services. Since the ultimate compensation was unknown until the performance conditions were satisfied, estimates of compensation expense were recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it was probable that the performance conditions would be attained. Options that vested conditional only on continued employment over the life of the options were deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of grant being charged against income over the vesting period of the options.

Under US GAAP, following the adoption of SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123R"), from 1 July 2005, the accounting for share options and awards has changed. SFAS No. 123R requires the recognition of an expense for all share options and awards granted to employees, based on the fair value at the grant date of those awards, as estimated using appropriate option-pricing models.

Under IFRS, in accordance with the transition provisions in IFRS 1 and IFRS 2 "Share-based Payment", an expense has only been recognised in respect of options and awards granted after 7 November 2002, that had not vested by 1 January 2005. Under US GAAP, the Group adopted SFAS No. 123R using the modified prospective application transition method and was therefore required to recognise an expense in respect of the portion of any requisite vesting period which had not been completed for all options and awards at 1 July 2005, regardless of the original date of grant of those awards. Furthermore, under IFRS, the Group is required to recognise compensation cost for awards with graded vesting on an accelerated basis, as though each separately vesting portion of the award is a separate award. Under US GAAP, the Group is required to recognise compensation cost under SFAS No. 123R using the attribution method that was used under SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS No. 123"). Under SFAS No. 123, the Group recognised compensation cost for such awards using a straight-line method, and is therefore required to continue to follow that same recognition method for the unvested portion of these awards after adopting SFAS No. 123R. The extra US GAAP charge for the year in respect of these differences amounts to £1 million, as the charge recognised was greater than that recognised during the year under IFRS. The total tax benefit recognised under US GAAP relating to stock-based compensation was £8 million and the tax benefit recognised in respect of options exercised during the year was £3 million.

As the Group adopted SFAS No. 123R using the modified prospective application transition method, prior periods have not been restated. The effect of adopting SFAS No. 123R was to reduce income before taxation for the year ended 30 June 2006 by £10 million, compared to that which would have arisen if share options and awards had been accounted for in accordance with APB No. 25, to reduce net income for the year by £5 million, and to reduce basic and diluted earnings per share by 0.3 pence. Had compensation expense for share options been determined in accordance with SFAS No. 123 for periods prior to 1 July 2005, the Group's net income and earnings per share would have been reduced to the pro-forma amounts shown below:

	Year ended 30 June 2005 £m
Net income under US GAAP:	
As reported	577
Add: APB No. 25 stock-based employee compensation expense included in reported net income	5
Related tax effects	(1)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(31)
Related tax effects	9
Pro-forma	559
Earnings per share under US GAAP:	
Basic – as reported	30.2p
Basic – pro-forma	29.3p
Diluted – as reported	30.1p
Diluted – pro-forma	29.2p

Under IFRS, employer's National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation" requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP credit arising for the year amounts to £2 million (2005: £1 million), as the National Insurance paid was less than that accrued during the year under IFRS. The cumulative balance sheet effect of this adjustment at 30 June 2006 was a decrease in the accrual under IFRS for employer's National Insurance of £7 million (2005: £5 million).

(3) Derivative accounting

Under both IFRS and US GAAP, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. The fair value of derivative instruments is determined based on discounted present value techniques.

Under US GAAP, a number of the Group's cross-currency swaps which convert fixed US dollar interest payments into fixed sterling interest payments were not designated as cash flow hedges until after their inception. Accordingly, the fair value of these swaps at the date of designation results in hedge ineffectiveness, which is recorded directly in the income statement. Under IFRS, as permitted by the IFRS 1 transition rules, there is no ineffectiveness arising, as hedge accounting is deemed to have been achieved from their inception.

The estimated net amount of existing losses which are included in other comprehensive income ("OCI") at 30 June 2006 that are expected to be reclassified into earnings within the next twelve months is £11 million, net of tax (2005: £20 million).

During the current year, the Group recognised a loss in the income statement of £6 million due to hedge ineffectiveness (2005: £5 million).

(4) Capitalised interest

Under IFRS, the capitalisation of interest is not required, and the Group expenses interest charges to the income statement in the period in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and amortised over the estimated useful life of the assets concerned.

Cumulative capitalised interest on assets under construction (net of amortisation) at 30 June 2006 amounted to £24 million (2005: £20 million). During the year, interest of £7 million (2005: £13 million) was capitalised in respect of assets under construction, and amortisation of £3 million (2005: £2 million) was charged in respect of capitalised interest on assets in use.

(5) Pre-consolidation results

On 21 October 2005, the Group made a recommended cash offer for the entire issued and to be issued share capital of Easynet. On 6 January 2006, the offer was declared unconditional in all respects, and this is considered to be the acquisition date. Under IFRS, the Group's ownership interest in Easynet shares up until the date of acquisition were treated as an available for sale investment.

Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 18 "The equity method of accounting for investments in common stock", which require that when an investment previously accounted for using other than the equity method becomes qualified for consolidation, an investor's retained earnings and results of operations should be adjusted retrospectively to adopt the equity method for its ownership interest in previous periods. Accordingly, under US GAAP, the Group's share of Easynet's net loss for the period to 6 January 2006 of £2 million has been included within net income.

(6) Deferred taxation

Under IFRS, IAS 12 "Income taxes" ("IAS 12") requires that deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying value of assets and liabilities and their corresponding tax bases. A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Under US GAAP, SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109") requires that deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.

The net deferred tax asset recognised under IFRS and US GAAP primarily differs in respect of deferred tax on IFRS to US GAAP adjustments.

A further difference arises in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense. Under IFRS, the deferred tax asset is based on the compensation expense recognised in the income statement, but is adjusted to reflect the Group's estimate of the actual future tax deduction which will arise, based on the Group's share price at the balance sheet date. Under US GAAP, the deferred tax asset is also based on the compensation expense recognised in the income statement, however SFAS No. 123R requires that no consideration is given to the Group's share price at the balance sheet date in either measuring the gross asset or any valuation allowance required.

Under IFRS, at 30 June 2006, there is a deferred tax asset of £100 million (2005: £105 million).

he net deferred tax asset under US GAAP comprises the following:

	Deferred tax asset 30 June 2006			Deferred tax asset 30 June 2005		
	Gross asset £m	Valuation allowance[iv] £m	Net Asset £m	Gross asset £m	Valuation allowance[iv] £m	Net asset £m
ccelerated capital allowances	45	(19)	26	30	(16)	14
ax losses carried forward[i]	277	(244)	33	146	(78)	68
ixed asset investments[ii]	354	(354)	–	354	(354)	–
hort-term timing differences	2	–	2	4	–	4
hare-based payment timing differences	12	–	12	7	–	7
inancial instrument timing differences[iii]	43	–	43	29	–	29
oreign exchange timing differences	(21)	–	(21)	(23)	–	(23)
)ther	(4)	–	(4)	(4)	–	(4)
	708	(617)	91	543	(448)	95

i) At 30 June 2006, there is a valuation allowance of £169 million (2005: £64 million) against a deferred tax asset in respect of overseas trading losses, including £64 million (2005: £64 million) with respect to the Group's German holding companies of KirchPayTV, on the basis that these temporary differences are not more likely than not to be realised. There is also a valuation allowance of £75 million (2005: £14 million) against a deferred tax asset arising from UK losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. Under US GAAP, the subsequent recognition of tax benefits relating to the deferred tax asset of £75 million (2005: £14 million) arising from UK losses in the Group will be allocated to reduce goodwill, then intangible assets arising on previously acquired entities.

(ii) At 30 June 2006, there is a valuation allowance of £330 million (2005: £330 million) against a deferred tax asset in respect of potential capital losses related to the Group's holding of KirchPayTV on the basis that these temporary differences are not more likely than not to be realised. There is also a valuation allowance of £24 million (2005: £24 million) against a deferred tax asset in respect of realised and unrealised capital losses in respect of football club and other investments, on the basis that it is more likely than not that they will not be realised.

(iii) During the current year, the deferred tax asset relating to financial instruments increased by £14 million (2005: increased by £3 million) through OCI.

(iv) The current period charge to the income statement in respect of these valuation allowances was £3 million (2005: credit of £3 million).

The US GAAP tax charge, which relates wholly to UK corporation tax on continuing operations, comprises:

	Year ended 30 June	
	2006 %	2005 %
UK corporation tax rate	30.0	30.0
Permanent differences	1.7	(0.2)
Loss on disposals of investments, net	–	0.5
Joint venture profits	(0.2)	(0.1)
Valuation allowance	0.4	0.2
Credits relating to prior periods	(0.8)	(3.1)
Other	(0.6)	(0.1)
US GAAP income tax charge	**30.5**	27.2

(7) Debt issue costs

Under IFRS, borrowings are recorded at the proceeds received, net of direct issue costs.

Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 21 "Interest on Receivables and Payables", which require that direct issue costs should be reported in the balance sheet as deferred charges, within assets.

(8) Per share data

The equivalent earnings per American Depositary Share ("ADS") outstanding is as follows:

	Year ended 30 June	
	2006	2005
Basic earnings per ADS under US GAAP	**120.8p**	120.8
Diluted earnings per ADS under US GAAP	**120.4p**	120.4

(9) Consolidated Balance Sheets

Under IFRS, deferred tax assets are classified within "non-current assets", as required by IAS 1. Under US GAAP, deferred tax assets are classified within "other current assets" or "other non-current assets".

Under IFRS, a merger reserve is included as part of capital and reserves, relating to the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value (for further details see note 24). Under US GAAP, this amount is recorded within additional-paid-in-capital.

Under IFRS, a special reserve is included as part of capital and reserves (for further details see note 24). Under US GAAP, the balance held in the special reserve is recorded within additional-paid-in-capital.

Under IFRS, a capital redemption reserve is included as part of capital and reserves (for further details see note 24). Under US GAAP, the balance held in the capital redemption reserve is recorded within additional-paid-in-capital.

(ii) Additional US GAAP Disclosures

(a) Adoption of new standards

SFAS No. 154 "Accounting Changes and Error Corrections"

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS No. 154"). This standard replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3 "Reporting Accounting Changes in Interim financial statements". SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The standard is effective for financial statements with fiscal years beginning after 15 December 2005 and will therefore be adopted by the Group from 1 July 2006. The adoption of SFAS No. 154 is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments"

In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). This standard simplifies the accounting for certain hybrid financial instruments, eliminates certain interim guidance relating to securitised financial assets, and eliminates certain restrictions on qualifying special-purpose entities. The standard is effective for all financial instruments acquired or issued in any fiscal year beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No. 156 "Accounting for Servicing of Financial Assets"

In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). This standard addresses the recognition of separately recognised servicing assets and liabilities arising each time an entity undertakes an obligation to service a financial asset. The standard is effective for fiscal years beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 156 is not expected to have a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes"

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition: tax positions taken or expected to be taken in a tax return should be recognised only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement: tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognised upon ultimate settlement.

32. Summary of differences between IFRS and US GAAP (continued)

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006 and is therefore effective for the Group from 1 July 2007. The Group is currently assessing FIN 48 and has not yet determined the impact that the adoption of this interpretation will have on its financial position or results of operations.

33. Guarantor statements

From time to time the Company may issue debt securities that are registered with the Securities and Exchange Commission, and which are guaranteed, on a full and unconditional basis, by certain of the Company's subsidiaries. Currently, two of the Company's subsidiaries, British Sky Broadcasting Limited ("BSkyB Limited") and Sky Subscribers Services Limited ("SSSL"), are joint and several guarantors of the Company's registered debt securities. In October 1996, the Company issued US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750% respectively.

Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group's accounting policies applied in the year ended 30 June 2006, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the SEC. The Group's accounting policies are in accordance with IFRS. This supplemental financial information should be read in conjunction with the consolidated financial statements.

Supplemental condensed consolidating balance sheet as at 30 June 2006[2]

	British Sky Broadcasting Group plc[3] £m	Guarantor Subsidiaries[1][3] £m	Non-Guarantor Subsidiaries £m	Consolidation adjustments £m	BSkyB Group and subsidiaries £m
Non-current assets					
Goodwill	–	–	623	–	623
Intangible assets	–	181	37	–	218
Property, plant and equipment	23	354	133	9	519
Investments in subsidiary undertakings under the equity method	929	409	319	(1,657)	–
Investments in joint ventures and associates	–	–	28	–	28
Available for sale investments	1	26	–	(25)	2
Deferred tax assets	40	17	43	–	100
Derivative financial assets	76	–	–	(76)	–
	1,069	**987**	**1,183**	**(1,749)**	**1,490**
Current assets					
Inventories	–	277	47	–	324
Trade and other receivables	1,431	2,393	2,884	(6,219)	489
Short-term deposits	–	297	350	–	647
Cash and cash equivalents	–	785	31	–	816
Derivative financial assets	1	6	–	–	7
	1,432	**3,758**	**3,312**	**(6,219)**	**2,283**
Total assets	**2,501**	**4,745**	**4,495**	**(7,968)**	**3,773**
Current liabilities					
Borrowings	162	–	1	–	163
Trade and other payables	1,205	3,406	2,945	(6,309)	1,247
Current tax liabilities	–	68	–	–	68
Provisions	–	1	5	–	6
Derivative financial liabilities	28	21	–	–	49
	1,395	**3,496**	**2,951**	**(6,309)**	**1,533**
Non-current liabilities					
Borrowings	776	266	1,103	(320)	1,825
Other payables	–	15	15	36	66
Provisions	–	7	12	–	19
Derivative financial liabilities	209	–	76	(76)	209
	985	**288**	**1,206**	**(360)**	**2,119**
Total liabilities	**2,380**	**3,784**	**4,157**	**(6,669)**	**3,652**
Shareholders' equity	121	961	338	(1,299)	121
Total liabilities and shareholders' equity	**2,501**	**4,745**	**4,495**	**(7,968)**	**3,773**
Reconciliation to US GAAP:					
Shareholders' equity under IFRS	121	961	338	(1,299)	121
Adjustments:					
Goodwill	616	–	616	(616)	616
Employee stock-based compensation	7	7	–	(7)	7
Capitalised interest	24	24	–	(24)	24
Deferred taxation	(9)	(9)	–	9	(9)
Capital and reserves under US GAAP	**759**	**983**	**954**	**(1,937)**	**759**

See notes to supplemental guarantor statements

Supplemental condensed consolidating balance sheet as at 30 June 2005[2]

	(3) British Sky Broadcasting Group plc £m	(1)(3) Guarantor Subsidiaries £m	Non-Guarantor Subsidiaries £m	Consolidation adjustments £m	BSkyB Group and subsidiaries £m
Non-current assets					
Goodwill	–	–	417	–	417
Intangible assets	–	191	11	–	202
Property, plant and equipment	24	291	11	9	335
Investments in subsidiary undertakings under the equity method	1,396	378	45	(1,819)	–
Investments in joint ventures and associates	–	–	23	–	23
Available for sale investments	1	33	–	(32)	2
Deferred tax assets	70	35	–	–	105
Derivative financial assets	9	–	–	–	9
	1,500	928	507	(1,842)	1,093
Current assets					
Inventories	–	292	29	–	321
Trade and other receivables	719	1,317	1,473	(3,178)	331
Short-term deposits	–	–	194	–	194
Cash and cash equivalents	26	354	123	–	503
Derivative financial assets	–	14	–	–	14
	745	1,977	1,819	(3,178)	1,363
Total assets	2,245	2,905	2,326	(5,020)	2,456
Current liabilities					
Trade and other payables	971	2,070	1,304	(3,314)	1,031
Current tax liabilities	–	100	–	–	100
Provisions	–	11	2	–	13
Derivative financial liabilities	–	6	–	–	6
	971	2,187	1,306	(3,314)	1,150
Non-current liabilities					
Borrowings	975	72	33	(98)	982
Other payables	–	25	–	–	25
Derivative financial liabilities	112	–	–	–	112
	1,087	97	33	(98)	1,119
Total liabilities	2,058	2,284	1,339	(3,412)	2,269
Shareholders' equity	187	621	987	(1,608)	187
Total liabilities and shareholders' equity	2,245	2,905	2,326	(5,020)	2,456
Reconciliation to US GAAP:					
Shareholders' equity under IFRS	187	621	987	(1,608)	187
Adjustments:					
Goodwill	616	–	616	(616)	616
Employee stock-based compensation	5	5	–	(5)	5
Capitalised interest	20	20	–	(20)	20
Deferred taxation	(10)	(10)	–	10	(10)
Capital and reserves under US GAAP	818	636	1,603	(2,239)	818

See notes to supplemental guarantor statements

Supplemental condensed consolidating statement of operations for the year ended 30 June 2006[2]

	(3) British Sky Broadcasting Group plc £m	(1)(3) Guarantor Subsidiaries £m	Non-Guarantor Subsidiaries £m	Consolidation adjustments £m	BSkyB Group and subsidiaries £m
Revenue	**118**	**4,206**	**915**	**(1,091)**	**4,148**
Operating expense	(1)	(3,494)	(877)	1,101	(3,271)
Operating profit	**117**	**712**	**38**	**10**	**877**
Share of results of joint ventures and associates	–	–	12	–	12
Share of (losses) profits of subsidiary undertakings	(458)	–	262	196	–
Investment income	1,015	56	87	(1,106)	52
Finance costs	(88)	(112)	(93)	150	(143)
Profit on disposal of investment	–	2	–	(2)	–
Profit before tax	**586**	**658**	**306**	**(752)**	**798**
Taxation	(35)	(152)	(60)	–	(247)
Profit for the year	**551**	**506**	**246**	**(752)**	**551**
Reconciliation to US GAAP:					
Profit for the period under IFRS	551	506	246	(752)	551
Adjustments:					
Employee stock based compensation	1	1	–	(1)	1
Derivative accounting	(8)	(2)	–	2	(8)
Capitalised interest	4	4	–	(4)	4
Pre-consolidation results	(2)	–	(2)	2	(2)
Deferred taxation	5	3	–	(3)	5
Net income under US GAAP	**551**	**512**	**244**	**(756)**	**551**

See notes to supplemental guarantor statements

33. Guarantor statements (continued)

Supplemental condensed consolidating statement of operations for the year ended 30 June 2005[2]

	(3) British Sky Broadcasting Group plc £m	(1)(3) Guarantor Subsidiaries £m	Non-Guarantor Subsidiaries £m	Consolidation adjustments £m	BSkyB Group and subsidiaries £m
Revenue	116	3,977	606	(857)	3,842
Operating expense	(1)	(3,327)	(557)	865	(3,020
Operating profit	115	650	49	8	822
Share of results of joint ventures and associates	–	–	14	–	14
Share of (losses) profits of subsidiary undertakings	(247)	46	44	157	–
Investment income	829	74	210	(1,084)	29
Finance costs	(84)	(55)	(14)	66	(87
Amounts written back to equity investments	–	130	–	(130)	–
Profit on disposal of joint venture	–	–	9	–	9
Profit before tax	613	845	312	(983)	787
Taxation	(35)	(157)	(17)	–	(209
Profit for the year	578	688	295	(983)	578
Reconciliation to US GAAP:					
Profit for the period under IFRS	578	688	295	(983)	578
Adjustments:					
Goodwill	(23)	–	(23)	23	(23
Employee stock-based compensation	20	20	–	(20)	20
Derivative accounting	(2)	–	–	–	(2
Capitalised interest	11	11	–	(11)	11
Deferred taxation	(7)	(7)	–	7	(7
Net income under US GAAP	577	712	272	(984)	577

See notes to supplemental guarantor statements

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2006[2]

	British Sky Broadcasting Group plc £m	(1) Guarantor Subsidiaries £m	Non-Guarantor Subsidiaries £m	Consolidation adjustments £m	BSkyB Group and subsidiaries £m
Cash flows from operating activities					
Cash generated from operations	32	747	132	93	1,004
Interest received	–	31	12	–	43
Taxation paid	–	(172)	–	–	(172)
Net cash from operating activities	**32**	**606**	**144**	**93**	**875**
Cash flows from investing activities					
Dividends received from joint ventures and associates	–	–	7	–	7
Funding to joint ventures and associates	–	–	(3)	–	(3)
Repayments of funding from joint ventures and associates	–	–	1	–	1
Purchase of property, plant and equipment	–	(135)	(34)	–	(169)
Purchase of intangible assets	–	(38)	(5)	–	(43)
Increase in short-term deposits	–	(297)	(156)	–	(453)
Purchase of subsidiary, net of cash and cash equivalents purchased	–	–	(209)	–	(209)
Net cash used in investing activities	**–**	**(470)**	**(399)**	**–**	**(869)**
Cash flows from financing activities					
Proceeds from issue of guaranteed notes	–	–	1,014	–	1,014
Proceeds from disposal of shares in ESOP	13	–	–	–	13
Purchase of own shares for ESOP	–	(17)	–	–	(17)
Purchase of own shares for cancellation	(406)	(2)	–	–	(408)
Interest paid	–	(101)	(4)	–	(105)
Dividends paid to shareholders	–	(191)	–	–	(191)
Loans from (to) Group companies	335	605	(847)	(93)	–
Net cash from financing activities	**(58)**	**294**	**163**	**(93)**	**306**
Effect of foreign exchange rate movements	–	1	–	–	1
Net (decrease) increase in cash and cash equivalents	**(26)**	**431**	**(92)**	**–**	**313**
Cash and cash equivalents at the beginning of the year	**26**	**354**	**123**	**–**	**503**
Cash and cash equivalents at the end of the year	**–**	**785**	**31**	**–**	**816**

See notes to supplemental guarantor statements

33. Guarantor statements (continued)

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2005[2]

	British Sky Broadcasting Group plc £m	(1) Guarantor Subsidiaries £m	Non-Guarantor Subsidiaries £m	Consolidation Adjustments £m	BSkyB Group and subsidiaries £m
Cash flows from operating activities					
Cash generated from operations	114	795	72	8	98
Interest received	4	18	6	–	2
Taxation paid	–	(103)	–	–	(10
Net cash from operating activities	118	710	78	8	91
Cash flows from investing activities					
Dividends received from joint ventures and associates	–	–	12	–	1
Funding to joint ventures and associates	–	–	(4)	–	(
Repayments of funding from joint ventures and associates	–	–	8	–	
Proceeds from the sale of a joint venture	–	–	14	–	1
Purchase of property, plant and equipment	–	(135)	(14)	–	(14
Purchase of intangible assets	–	(87)	(5)	–	(9
Proceeds from the sale of equity investments	–	–	1	–	
Decrease (increase) in short-term deposits	–	134	(194)	–	(6
Net cash used in investing activities	–	(88)	(182)	–	(27
Cash flows from financing activities					
Proceeds from disposal of shares in ESOP	4	–	–	–	
Purchase of own shares for ESOP	–	(14)	–	–	(1
Purchase of own shares for cancellation	(57)	(359)	–	–	(41
Interest paid	–	(91)	–	–	(9
Dividends paid to shareholders	(75)	(63)	–	–	(13
Loans (to) from Group companies	(10)	(196)	214	(8)	-
Net cash (used in) from financing activities	(138)	(723)	214	(8)	(65
Effect of foreign exchange rate movements	–	1	–	–	
Net (decrease) increase in cash and cash equivalents	(20)	(100)	110	–	(1
Cash and cash equivalents at the beginning of the year	46	454	13	–	51
Cash and cash equivalents at the end of the year	26	354	123	–	50

See notes to supplemental guarantor statements

Notes to supplemental guarantor statements

(1) The Guarantors are:

BSkyB Limited	Operates one of the leading pay-television broadcasting services in the UK and Ireland. The company's principal activities consist of the operation and distribution of 30 wholly-owned television channels in digital across various genres, including movies, sports, news, arts and general entertainment. In addition, the company currently markets to DTH viewers channels owned and broadcast by third parties.
SSSL	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay television business of its fellow subsidiary undertaking, BSkyB Limited. SSSL also provides similar services to another fellow subsidiary undertaking and to third party broadcasters.

(2) Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal consolidation adjustments relate to investments in subsidiaries and intercompany balances.

(3) Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company's investment account and earnings.

Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

34. British Sky Broadcasting Group plc Company only financial statements

Company Income Statement for the year ended 30 June 2006

	Notes	2006 £m	2005 £m
Revenue		118	116
Operating expense		(1)	(1)
Operating profit		117	115
Dividend income from subsidiaries		950	770
Investment income	B	65	59
Finance costs	B	(88)	(84)
Profit before tax	C	1,044	860
Taxation	D	(35)	(35)
Profit for the year		1,009	825

Statement of Recognised Income and Expenses for the Company for the year ended 30 June 2006

	2006 £m	2005 £m
Profit for the year	1,009	825
Net (expense) income recognised directly in equity		
Cash flow hedges	(75)	(22)
Tax on cash flow hedges	23	7
	(52)	(15)
Less amounts reported in profit for the year		
Losses on cash flow hedges	61	(11)
Tax on cash flow hedges	(18)	3
	43	(8
Net losses not recognised in profit for the year	(9)	(23
Total recognised income and expense for the year	1,000	802

Company Balance Sheet as at 30 June 2006

	Notes	2006 £m	2005 £m
Non-current assets			
Property, plant and equipment	E	1	1
Investment property	E	22	23
Investments in subsidiaries	F	4,777	4,777
Available for sale investments	G	1	1
Deferred tax assets	H	40	70
Derivative financial assets	L	76	9
		4,917	4,881
Current assets			
Other receivables	I	1,431	719
Cash and cash equivalents		–	26
Derivative financial assets	L	1	–
		1,432	745
Total assets		6,349	5,626
Current liabilities			
Borrowings	J	162	–
Other payables	K	1,205	971
Derivative financial liabilities	L	28	–
		1,395	971
Non-current liabilities			
Borrowings	J	776	975
Derivative financial liabilities	L	209	112
		985	1,087
Total liabilities		2,380	2,058
Shareholders' equity	M	3,969	3,568
Total liabilities and shareholders' equity		6,349	5,626

These financial statements have been approved by the Board of Directors on 27 July 2006 and were signed on its behalf by:

James Murdoch
Chief Executive Officer

Jeremy Darroch
Chief Financial Officer

34. British Sky Broadcasting Group plc Company only financial statements (continued)

Company Cash Flow Statement for the year ended 30 June 2006

	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations	N	32	114
Interest received		–	4
Net cash from operating activities		32	118
Cash flows from financing activities			
Proceeds from the exercise of share options		13	4
Purchase of own shares for cancellation		(406)	(57)
Borrowing from (loan to) subsidiaries		335	(10)
Dividends paid to shareholders		–	(75)
Net cash used in financing activities		(58)	(138)
Net decrease in cash and cash equivalents		(26)	(20)
Cash and cash equivalents the beginning of the year		26	46
Cash and cash equivalents at the end of the year		–	26

A. Accounting policies

British Sky Broadcasting Group plc (the "Company") is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom.

i) Statement of compliance

The Company financial statements have been prepared in accordance with IFRS, consistently with the accounting policies set out in note 1 of the Group accounts.

An explanation of how the transition from UK GAAP to IFRSs has affected the financial position, financial performance and cash flows of the Company is provided in note Q.

ii) Revenue

Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Company's operating activities. Revenue is measured at the fair value of the consideration received or receivable. The Company's main sources of revenue are recognised as follows:

- Revenue from licensing the Company's brand name asset to subsidiaries. This revenue is recognised on an accruals basis under the terms of the relevant leasing agreements.
- Revenue from leasing the Company's investment properties to subsidiaries. This revenue is recognised on an accruals basis.

iii) Investment property

Investment property is initially stated at cost, which comprises the purchase price and any expenditure directly attributable to acquisition of the property. Subsequent to initial recognition, investment property is held at cost net of accumulated depreciation less impairment. Any properties classified as held for sale are stated at the lower of carrying amount and fair value less costs to sell.

iv) Investments in subsidiaries

An investment in a subsidiary is recognised at cost less impairment. As permitted by section 133 of the Companies Act 1985, where the relief afforded under section 131 of the Companies Act 1985 applies, cost is the aggregate of the nominal value of the relevant number of the Company's shares and the fair value of any other consideration given to acquire the share capital of the subsidiary undertakings. Dividends received from subsidiaries are recognised as income only to the extent that the Company receives distributions from accumulated profits of the subsidiary arising after the date of acquisition. Distributions received in excess of such profits are recognised as a reduction in the cost of investment.

34. British Sky Broadcasting Group plc Company only financial statements (continued)

B. Investment income and finance costs

	2006 £m	2005 £m
Investment income		
Investment income from subsidiaries	65	55
Investment income from cash and cash-equivalents	–	4
	65	59

	2006 £m	2005 £m
Finance costs		
RCF agreements	(2)	(6
Guaranteed Notes (see note J)	(83)	(85
Remeasurement of borrowings-related derivative financial instruments	(3)	7
	(88)	(84

C. Profit before taxation

Profit before taxation is stated after charging:

	2006 £m	2005 £m
Depreciation of investment property	1	–
Rental income from subsidiaries	1	2
	2	2

Audit fees

The Company did not pay any amounts to the auditors in respect of audit services during either year, as the cost was borne by a subsidiary undertaking.

Employee benefits

The Company had 2 employees (2005: 2 employees) during the year. These employees were paid less than £1 million (2005: less than £1 million).

D. Taxation

(i) Taxation recognised in the income statement

	2006 £m	2005 £m
Current tax expense		
Current year	–	–
Adjustment in respect of prior years	–	–
Total current tax	–	–
Deferred tax expense		
Origination and reversal of temporary differences	–	2
Reversal of deferred tax asset	35	33
Total deferred tax charge	35	35
Taxation	35	35

(ii) Deferred tax recognised directly in equity

	2006 £m	2005 £m
Deferred tax credit on hedging items	5	10
	5	10

(iii) Reconciliation of effective tax rate

The tax expense for the year is lower than the standard rate of corporation tax in the UK (30%) applied to profit before tax. The differences are explained below:

	2006 £m	2005 £m
Profit before tax	1,044	860
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	313	258
Effects of:		
Non taxable income	(285)	(231)
Group relief surrendered for no consideration	7	8
Taxation	(35)	(35)

All taxation relates to UK corporation tax.

34. British Sky Broadcasting Group plc Company only financial statements (continued)

E. Property, plant and equipment and investment property

	Investment properties in use (i), (ii) £m	Investment properties not yet available for use £m	Total investment properties £m	Total plant property and equivalent £m
Cost				
At 1 July 2004	–	9	9	[illegible]
Additions	14	–	14	-
At 30 June 2005	14	9	23	[illegible]
Investment properties brought in to use	9	(9)	–	-
At 30 June 2006	**23**	–	**23**	[illegible]
Depreciation				
At 1 July 2004 and at 30 June 2005	–	–	–	(2
Depreciation	(1)	–	(1)	-
At 30 June 2006	**(1)**	–	**(1)**	(2
Carrying amounts				
At 1 July 2004	–	9	9	[illegible]
At 30 June 2005	14	9	23	[illegible]
At 30 June 2006	**22**	–	**22**	[illegible]

(i) The Company's investment properties were valued on 10 July 2006 by independent qualified valuers. The valuations were undertaken in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors in the United Kingdom by CB Richard Ellis Surveyors, a firm of Independent Chartered Surveyors. The values are based on active market prices. The properties had a fair value of £35 million at 30 June 2006 (2005: £30 million).

(ii) Depreciation was not charged on £12 million of land (2005: £12 million).

(iii) Rental revenue received from leasing out investment properties during the year is £1 million (2005: £2 million).

F. Investments in subsidiaries

	Investments in subsidiaries £m
Cost	
At 1 July 2004	7,380
Additions(i),(ii)	1,935
Liquidations(iii)	(214)
Disposals(ii),(iv)	(3,319)
At 30 June 2005 and 30 June 2006	**5,782**
Provision	
At 1 July 2004	2,519
Disposals(iv)	(1,514)
At 30 June 2005 and 30 June 2006	**1,005**
Carrying amounts	
At 1 July 2004	4,861
At 30 June 2005 and 30 June 2006	**4,777**

(i) On 3 March 2005, the Company acquired 19.9% of the share capital of British Interactive Broadcasting Holdings Limited from British Sky Broadcasting Limited, a subsidiary undertaking, for consideration of £130 million.

(ii) On 4 March 2005, the Company disposed of 49.99% of its investment in BSkyB Limited to BSkyB Investments Limited, a subsidiary undertaking, for consideration of £1,805 million satisfied by the issue of shares in BSkyB Investments Limited. There was no profit or loss on disposal.

(iii) On 17 March 2005, two Company investments, BSkyB Finance (No. 2) Limited and BSkyB Finance (No. 3) Limited were dissolved.

(iv) On 22 February 2005, the Company disposed of its 100% investment in BSkyB GmbH to BSkyB German Investments Limited, a subsidiary undertaking. Prior to the disposal, the Company had held the investment at a cost of £1,514 million, which was fully provided for.

See note 30 for a list of significant investments of the Company.

G. Available for sale investments

The Company held a listed football club investment at fair value of £1 million (2005: £1 million).

H. Deferred tax assets

Recognised deferred tax assets

	Tax losses £m	Other £m	Total £m
At 1 July 2004	101	(6)	95
Charge to income	(33)	(2)	(35)
Credit to equity	–	10	10
At 30 June 2005	68	2	70
Charge to income	(35)	–	(35)
Credit to equity	–	5	5
At 30 June 2006	**33**	**7**	**40**

Of the total deferred tax asset recognised at 30 June 2006, £33 million (2005: £68 million) can be offset only against future taxable profits generated in the Company. The Directors consider that there is sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which this asset can be utilised.

The balance relates to deferred tax assets in respect of certain derivative financial instruments which will unwind as the related hedging reserve is released to the income statement.

The Company has not recognised a deferred tax asset of £18 million (2005: £18 million) relating to realised and unrealised capital losses in respec of football club investments, on the basis that they are not more likely than not to be utilised.

I. Other receivables

	2006 £m	200 £r
Prepayments and other receivables	3	:
Amounts receivable from subsidiaries	1,428	71(
	1,431	71!

Included within the amounts shown above are the following receivables which are due in greater than one year:

Prepayments	2	:

Amounts receivable from subsidiaries include the following loans to BSkyB Limited – £252 million (2005: £253 million) at a compounding interes rate of 6 months LIBOR, £413 million (2005: £413 million) at an interest rate of 8.2%, £100 million (2005: £100 million) at an interest rate of 7.75% and a loan to BSkyB Investments Limited of £121 million (2005: £121 million) at a compounding interest rate of 6 month LIBOR. These loans ar repayable on demand. All other amounts receivable from subsidiaries are non interest bearing and also repayable on demand.

J. Borrowings

	2006 £m	200 £
Current borrowings		
US$300 million of 7.300% Guaranteed Notes repayable in 2006	162	
Non current borrowings		
US$300 million of 7.300% Guaranteed Notes repayable in 2006	–	16
US$600 million of 6.875% Guaranteed Notes repayable in 2009	325	33
£100 million of 7.750% Guaranteed Notes repayable in 2009	100	10
US$650 million of 8.200% Guaranteed Notes repayable in 2009	351	36
	776	97

K. Other payables

	2006 £m	20(£
Other payables		
Amounts owed to subsidiary undertakings	1,173	93
Accruals	32	3
	1,205	97

Amounts payable to subsidiaries are non-interest bearing and repayable on demand.

L. Derivatives and other financial instruments

During the year, the Company entered into a number of swap transactions with external third parties and an equal and opposite number of sw transactions with a subsidiary, in relation to the US$750 million of 5.625% Guaranteed Notes, the US$350 million of 6.500% Guaranteed Notes ar the £400 million of 5.750% Guaranteed Notes issued by the subsidiary. At 30 June 2006, the Company has recognised a derivative financial asset

£76 million and a derivative financial liability of £76 million as a result of these transactions, with no overall net impact on the Company's income statement. Note 22 provides further details of the Group's derivative financial instruments.

M. Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Special reserve £m	Capital redemption reserve £m	Capital reserve £m	Hedging reserve £m	Retained earnings £m	Total shareholders' equity £m
At 1 July 2004	971	1,437	14	–	844	16	40	3,322
Purchase of own shares for cancellation	(37)	–	–	37	–	–	(416)	(416)
Recognition and transfer of cash flow hedges	–	–	–	–	–	(33)	–	(33)
Tax on items taken directly to equity	–	–	–	–	–	10	–	10
Profit for the year	–	–	–	–	–	–	825	825
Dividends	–	–	–	–	–	–	(140)	(140)
At 30 June 2005	934	1,437	14	37	844	(7)	309	3,568
Purchase of own shares for cancellation	(38)	–	–	38	–	–	(408)	(408)
Recognition and transfer of cash flow hedges	–	–	–	–	–	(14)	–	(14)
Tax on items taken directly to equity	–	–	–	–	–	5	–	5
Profit for the year	–	–	–	–	–	–	1,009	1,009
Dividends	–	–	–	–	–	–	(191)	(191)
At 30 June 2006	**896**	**1,437**	**14**	**75**	**844**	**(16)**	**719**	**3,969**

For share capital, share premium, special reserve and capital redemption reserve, see note 24.

For dividends, see note 10.

Capital reserve

This reserve arose from the surplus on the transfer of trade and assets to a subsidiary undertaking.

Hedging reserve

Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and then recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

N. Reconciliation of net profit to cash generated from operations

	2006 £m	2005 £m
Profit before taxation	**1,044**	860
Depreciation of investment properties	1	–
Dividend income	(950)	(770)
Net finance costs	23	25
Other receivables	(320)	69
Other payables	234	(70)
Cash generated from operations	**32**	114

O. Contingent liabilities and guarantees

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company's subsidiaries, to meet their liabilities as they fall due. The liabilities of these subsidiaries are already included in the Group's consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the subsidiary entity. A payment under these undertakings would be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as th net liability position of the subsidiaries up to at least one year into the future is not known.

Two of the Group's subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and severa guarantees in relation to the Company's £1 billion RCF and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Note (see note 21). Additionally, the Company's £1 billion RCF is guaranteed by BSkyB Investments Limited and the US$75C million, US$350 million an £400 million Guaranteed Notes are guaranteed by the Company.

P. Transactions with related parties and major shareholders

	2006 £m	200 £r
Supply of services to subsidiaries	118	11(
Interest received from funding to subsidiaries	65	5!
Amounts owed by subsidiaries	1,428	71(
Amounts owed to subsidiaries	(1,173)	(93!

The Company has related party transactions with its subsidiaries by virtue of its status as parent company of the Group. In particular, it is norma treasury practice for the Company to lend and borrow cash to and from its subsidiaries as required. Interest is earned on certain loans t(subsidiaries.

The Company received £117 million (2005: £116 million) for licensing the Sky brand name to subsidiaries. The Company received £1 million (2005 nil) for leasing investment property to subsidiaries.

The Company received two interim dividends during the year from a subsidiary totalling £950 million (2005: £770 million from subsidiaries).

Q. Explanation of transition to IFRSs

The following is a summary of the significant adjustments to profit for the year and shareholders' equity at 1 July 2004 and 30 June 2005, required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with IFRS.

The analysis below shows a reconciliation of profit for the year reported under UK GAAP to the profit reported for the year under IFRS for the year ended 30 June 2005 and reconciliations of the Company's shareholders' equity reported under UK GAAP to the Company's shareholders' equity reported under IFRS at the Transition Date and at 30 June 2005.

	£m
Profit for the year under UK GAAP	**576**
Financial instruments and hedge accounting	7
Deferred taxation	(2)
Dividend income	244
Profit for the year under IFRS	**825**
Shareholders' equity at 1 July 2004 under UK GAAP	**3,591**
Financial instruments and hedge accounting	18
Dividends payable	63
Dividends receivable	(344)
Deferred taxation	(6)
Shareholders' equity at 1 July 2004 under IFRS	**3,322**
Shareholders' equity at 30 June 2005 under UK GAAP	**3,581**
Financial instruments and hedge accounting	(8)
Dividends payable	93
Dividends receivable	(100)
Deferred taxation	2
Shareholders' equity at 30 June 2005 under IFRS	**3,568**

There have been no material changes to cash flows.

Consolidated results

Below is selected financial information for the Group under IFRS as at and for each of the years in the two years ended 30 June 2006, derived from the audited consolidated financial statements included in this Annual Report.

Income Statement	Year ended 30 June 2006 £m	Year ended 30 June 2005 £m
DTH subscribers	3,154	2,968
Cable subscribers	224	219
Advertising	342	329
Sky Bet	37	32
Sky Active	91	92
Other	300	202
Revenue	4,148	3,842
Operating expense	(3,271)	(3,020
Operating profit	877	822
Share of result of joint ventures and associates	12	14
Investment income	52	29
Finance costs	(143)	(87
Profit on disposal of joint venture	–	9
Profit before tax	798	787
Taxation	(247)	(209
Profit for the year	551	578
Net losses not recognised in profit for the year	(38)	(13
Total recognised income and expense for the year	513	565

Cash flow statement	£m	£m
Cash and cash equivalents	816	503

Statistics		
Basic earnings per share (in pence) from profit for the year	30.2p	30.2p
Diluted earnings per share (in pence) from profit for the year	30.1p	30.2p
Payments to acquire plant, property, equipment and intangible assets (£m)	212	241
Capital stock (£m)(i)	2,567	2,598
DTH homes ('000)	8,176	7,787
Cable homes ('000) (ii)	3,898	3,872
Total Sky pay homes	12,074	11,659
DTT homes ('000) (iii)	7,326	4,940
Average number of full-time equivalent employees	11,216	9,958

Assets employed	30 June 2006 £m	30 June 2005 £m
Non-current assets	**1,490**	1,093
Current assets	**2,283**	1,363
Current liabilities	**(1,533)**	(1,150)
Non-current liabilities	**(2,119)**	(1,119)
Net assets	**121**	187
Number of shares in issue (number in millions)	**1,791**	1,868

(i) Capital stock includes called-up share capital, share premium, Employee Share Ownership Plan ("ESOP") reserve, merger reserve, special reserve, hedging reserve and capital redemption reserve.

(ii) The number of cable subscribers is as reported to us by the cable operators.

(iii) The DTT subscriber number consists of the Broadcasters' Audience Research Board's BARB estimate of the number of homes with access to Freeview (the free DTT offering operating in the UK). These figures may include Sky or Cable homes that already take multichannel television.

Group financial record – US GAAP

Set forth below is selected financial data for the Group under US GAAP as at and for each of the years in the five year period ended 30 June 2006.

The information contained in the following tables should be read in conjunction with the "Financial Review" section and the Group's historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

The selected financial data as at and for each of the years in the two year period ended 30 June 2006 are derived from the audited consolidated financial statements included in this Annual Report. The selected financial data as at and for each of the years in the three year period ended 30 June 2004 are derived from the audited consolidated financial statements appearing in our historical Annual Reports on Form 20-F filed with the SEC.

	Year ended 30 June				
	2006	2005	2004	2003	2002
		(In millions except per share data)			
Selected income statement data					
Amounts in accordance with US GAAP					
Total revenues	**£4,148**	£3,842	£3,535	£3,082	£ 2,707
Amortisation and impairment of intangible fixed assets	**–**	–	–	(5)	(145)
Operating profit (loss)	**873**	840	666	370	(30)
Joint ventures' and associates' goodwill amortisation and impairment, net	**–**	–	(3)	–	(712)
Loss on disposal of investments in joint ventures	**–**	(14)	–	–	–
Income (loss) before income tax	**793**	793	595	260	(940)
Net income (loss)	**551**	577	434	286	(1,047)
Basic earnings (loss) per share	**30.2p**	30.2p	22.4p	14.9p	(55.5p)
Diluted earnings (loss) per share	**30.1p**	30.1p	22.3p	14.7p	(55.5p)
Basic earnings (loss) per ADS[1]	**120.8p**	120.8p	89.7p	59.7p	(221.9p)
Diluted earnings (loss) per ADS[1]	**120.4p**	120.4p	89.3p	58.9p	(221.9p)
Dividends declared per share[2]	**10.5p**	7.25p	2.75p	–	–
Dividends declared per share[2]	**18.4¢**	13.7¢	4.9¢	–	–

	As at 30 June				
	2006	2005	2004 (In millions)	2003	2002
Selected balance sheet data					
Amounts in accordance with US GAAP					
Total assets	£4,419	£3,082	£2,988	£2,810	£2,853
Net assets (liabilities)	759	818	812	448	(141)
Number of shares in issue (number)	1,791	1,868	1,942	1,938	1,893

(1) In our Annual Report filed on Form 20-F for fiscal 2002, the earnings (loss) per American Depositary Share ("ADS") was calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior periods earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS is not exactly four times earnings (loss) per share due to rounding differences.

(2) Dividends are recognised in the period in which they are approved.

Factors which materially affect the comparability of the selected financial data

Accounting changes

During fiscal 2006, US Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment, was adopted. The impact of the adoption of this standard is described in note 32 to the consolidated financial statements.

During fiscal 2004, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in the notes to the consolidated financial statements included within the Group's Annual Report on Form 20-F for fiscal 2004.

During fiscal 2003, US SFAS No. 142, Goodwill and Other Intangible Assets, was adopted. The impact of the adoption of this standard is described in the notes to the consolidated financial statements included within the Group's Annual Report on Form 20-F for fiscal 2003.

Business combinations

During fiscal 2006, we completed the acquisition of Easynet. The results of this acquisition were consolidated from the date of acquisition.

Share information

Our sole outstanding class of voting securities is ordinary shares with a nominal value of 50p.

Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. The Bank of New York is the depositary of the American Depositary Receipts, which evidence the ADSs.

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 195 6600
Overseas +44 121 415 7567

ADR depositary

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (212) 815-3700
www.adrbny.com

Shares on-line

Lloyds TSB Registrars provide a range of shareholder information on-line. Shareholders can access their shareholdings and find advice o transferring shares and updating their details at www.shareview.co.uk.

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charit through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may b obtained from Lloyds TSB Registrars or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains ta purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder enquiries

All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made t the Company's registrars, Lloyds TSB Registrars, whose address is given above.

Dividends

Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registere address. Please contact Lloyds TSB Registrars for a dividend mandate form.

Dividend Reinvestment Plan

The Company operates a Dividend Reinvestment Plan ("DRIP") which enables shareholders to buy the Company's shares on the London stock mark with their cash dividend. Further information about the DRIP is available from Lloyds TSB Registrars. The helpline number is 0870 241 3018 fro inside the UK and +44 121 415 7173 from overseas.

Share price information

The Company's share price can be found on the Company's corporate website at www.sky.com/corporate and is broadcast on SkyText on the Sky News channel on page 145, BBC Ceefax page 221 and on Channel 4 Teletext page 520, all under the prefix BSkyB. It also appears in the financial columns of the national press.

ADS holders can access the latest ADS price at www.nyse.com or by visiting the Bank of New York's website, www.adrbny.com.

The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares (Pence)		ADSs(i) ($)	
	High	Low	High	Low
Fiscal year ended 30 June				
2002	936	544	53	$32\frac{1}{100}$
2003	706	458	$47\frac{3}{25}$	$28\frac{53}{100}$
2004	776	$584\frac{1}{2}$	$59\frac{6}{25}$	$40\frac{13}{50}$
2005	625	$465\frac{1}{2}$	$46\frac{33}{100}$	$33\frac{39}{50}$
2006	579	$478\frac{1}{2}$	$42\frac{49}{100}$	$33\frac{4}{5}$

	Shares (Pence)		ADSs(i) ($)	
	High	Low	High	Low
Fiscal year ended 30 June				
2005				
First Quarter	625	$465\frac{1}{2}$	$46\frac{33}{100}$	$33\frac{39}{50}$
Second Quarter	$570\frac{3}{4}$	483	$44\frac{1}{2}$	$34\frac{67}{100}$
Third Quarter	595	$540\frac{1}{2}$	$44\frac{93}{100}$	$40\frac{39}{100}$
Fourth Quarter	$572\frac{1}{2}$	$509\frac{1}{2}$	$43\frac{63}{100}$	$36\frac{19}{25}$
2006				
First Quarter	579	522	$42\frac{11}{25}$	$36\frac{49}{100}$
Second Quarter	$560\frac{1}{2}$	$485\frac{1}{2}$	$39\frac{3}{25}$	$33\frac{4}{5}$
Third Quarter	$546\frac{1}{2}$	$478\frac{1}{2}$	$38\frac{29}{50}$	$34\frac{1}{5}$
Fourth Quarter	$573\frac{1}{2}$	$509\frac{1}{2}$	$42\frac{49}{100}$	$35\frac{79}{100}$

	Shares (Pence)		ADSs(i) ($)	
	High	Low	High	Low
Month ended				
31 January 2006	$520\frac{1}{2}$	$478\frac{1}{2}$	$37\frac{9}{25}$	$34\frac{1}{5}$
28 February 2006	$533\frac{1}{2}$	$496\frac{1}{2}$	$37\frac{7}{20}$	$35\frac{57}{100}$
31 March 2006	$546\frac{1}{2}$	$505\frac{1}{2}$	$38\frac{29}{50}$	$35\frac{3}{5}$
30 April 2006	535	$509\frac{1}{2}$	$38\frac{14}{25}$	$35\frac{79}{100}$
31 May 2006	$545\frac{1}{2}$	514	$41\frac{9}{25}$	$38\frac{17}{50}$
30 June 2006	$573\frac{1}{2}$	532	$42\frac{49}{100}$	$39\frac{81}{100}$

(i) Each ADS represents four ordinary shares (up until 23 December 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.

Principal shareholders

The following table sets forth, as of 27 July 2006, the amount and percentage of ordinary shares owned by each shareholder, including our Directors and Officers as a group, known to us to own more than 3% (directly and indirectly) of our ordinary shares.

Identity of Person or Group	Amount Owned	Percent of Class
News UK Nominees Limited(1)	686,021,700	38.36%
Franklin Resources, Inc. and its affiliates	179,614,830	10.00%
Janus Capital Management LLC	69,778,828	3.86%
Barclays PLC	68,971,130	3.85%
Brandes Investment Partners L.P.	56,867,820	3.12%
The Capital Group Companies, Inc.	55,977,854	3.10%
FMR Corp. and Fidelity International Limited ('Fidelity')	54,943,657	3.06%
Harris Associates L.P.	54,839,000	3.03%

(1) On 30 June 2004, BSkyB Holdco, Inc. transferred its entire shareholding in us to News UK Nominees Limited, a wholly-owned subsidiary of News Corporation which remains interested in the shares.

There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:

On 16 February 2005, News Corporation notified us that its interest in our shares had increased to 36.01%. On 13 September 2005, News Corporation further notified us that its interest in our shares had increased to 37.00%. On 12 May 2006 News Corporation further notified us that its interest in our shares had increased to 38.02%. These increases were as a result of the Company's share buy-back programme; the number of shares held by News Corporation remains unchanged.

Franklin Resources, Inc. notified us of the following changes in its interest in our shares:

Date Notified	Percentage Ownership
9 August 2004	3.58%
12 August 2004	4.08%
15 September 2004	5.05%
15 November 2004	6.00%
3 May 2005	7.06%
9 June 2005	8.03%
11 July 2006	9.01%
2 February 2006	10.09%
23 May 2006	9.98%
21 June 2006	10.00%

On 11 August 2004, Janus Capital Management LLC ("Janus") notified us that it had a 3.01% interest in our shares. On 11 October 2004, Janus further notified us that its interest in our shares had increased to 4.08%. On 19 April 2006 Janus further notified us that its interest in our shares had decreased to 3.86%.

On 6 June 2005, Barclays PLC notified us that it had a 3.38% interest in our shares. On 2 August 2005, Barclays PLC further notified us that its interest in our shares had increased to 4.15%. On 29 June 2006, Barclays PLC further notified us that its interest in our shares had decreased to 3.85%.

On 2 February 2006 Brandes Investment Partners L.P. notified us that it had a 3.12% interest in our shares.

On 6 April 2006 The Capital Group Companies, Inc. notified us that it had a 3.10% interest in our shares.

On 16 February 2004, Fidelity notified us that it had a 3.10% interest in our shares. On 28 June 2004, Fidelity notified us that it no longer had a notifiable interest in our shares. On 26 June 2006, Fidelity notified us that it had a 3.06% interest in our shares.

On 4 May 2006 Harris Associates L.P. notified us that it had a 3.03% interest in our shares.

Major shareholders have the same voting rights as all other shareholders. A voting agreement dated 21 September 2005 was entered into between the Company, BSkyB Holdco Inc, News Corporation and News UK Nominees Limited which became unconditional on 4 November 2005 and caps News UK Nominees Limited voting rights at any general meeting at 37.19%. The provisions of the voting agreement cease to apply on the first to occur of a number of circumstances which include the date on which a general offer is made by an independent person (as defined in the voting agreement) for the ordinary share capital of the Company.

On 25 July 2006, 8,847,830 ADSs were held of record by 18 holders in the US and 30,209 ordinary shares were held of record by 67 US persons.

Financial calendar

Results for the financial year ending 30 June 2007 will be published:
Q1 November 2006
Q2 February 2007
Q3 May 2007
Q4 August 2007

Company's registered office:

Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000

The Sky website

The Sky website at www.sky.com details the Company's product offering and provides a link to the Company's Corporate website where investor and media information can be accessed.

Auditors

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal bankers

Royal Bank of Scotland
St. Andrew's Square
Edinburgh EH2 2YB

Solicitors

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Company registration number

2247735

Exchange rates

A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see note 22 of the consolidated financial statements "Derivatives and other financial instruments".

Since any dividends we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
January 2006	1.7885	1.7404
February 2006	1.7807	1.7343
March 2006	1.7567	1.7256
April 2006	1.8220	1.7389
May 2006	1.8911	1.8286
June 2006	1.8817	1.8108

Year ended 30 June	Period end	Average[1]	High	Low
2002	1.5347	1.4479	1.5347	1.4000
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728
2005	1.7930	1.8596	1.9482	1.7733
2006	1.8491	1.7808	1.8911	1.7138

(1) The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.

On 25 July 2006, the noon buying rate was US$1.8407 per £1.00.

Memorandum and articles of association

The Memorandum of Association of the Company provides that the Company's principal object is to carry on the business of direct broadcasting by satellite and to carry out the other objects more particularly set out in Clause 4 of the Memorandum of Association of the Company.

The Memorandum and Articles of Association of the Company are registered at Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ, Wales under company number 2247735.

The current Articles of Association ("Articles") of the Company, contain, inter alia, provisions to the following effect:

Directors' material interests

Subject to the Companies Act 1985 (and any statutory amendment, modification or re-enactment of it for the time being in force (the "Act")), and provided the Director has disclosed to the other Directors the nature and extent of his material interest, a Director may be party to or in any way interested in any arrangement or transaction with the Company or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit of the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other body and be remunerated therefore and, in any such case as aforesaid (save as otherwise agreed by him), he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

Save as otherwise provided in the Articles, a Director shall be prohibited from voting at a meeting of the Directors on material matters in which he has directly or indirectly a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through the Company). A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of the Act and every other statute for the time being in force concerning companies and affecting the Company (the "Statutes"), a Director shall be entitled to vote (and be counted in the quorum) in respect of any resolution at a meeting of the Directors concerning any of the following matters:

(i) the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

(ii) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of any shares or debentures or other securities of or by the Company for subscription, purchase or exchange in which offer he is, or is to be, interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning a superannuation fund or retirement benefits scheme which has been approved by, or is subject to, and conditional upon approval by the Board of the HMRC for taxation purposes;

(v) any arrangement for the benefit of employees of the Company or any of its subsidiaries including but not limited to, an employees share scheme which has been approved by, or is subject to and conditional upon approval by, the Board of the HMRC for taxation purposes and which does not accord to any Directors any privilege not accorded to the employees to whom the arrangement relates; and

(vi) any proposal concerning the purchase or maintenance of insurance for the benefit of Directors or persons who include Directors.

The Articles also specifically provide that a Director is to be treated as interested in a matter the subject of a resolution if it relates to a transaction or arrangement with a person or body corporate of or in which he is an officer, employee, shareholder, consultant, advisor, representative or otherwise interested. Any question as to the right of a Director to vote, including whether he has a material interest in a material matter the subject of a resolution, may be decided by a resolution of the majority of those Directors who do not have a like interest to the Director or Directors in question.

The quorum for meetings of the Directors is currently three Directors.

Directors' compensation

The ordinary remuneration of the Non-Executive Directors shall not in aggregate exceed £750,000 per annum or such higher amount as may from time to time be determined by ordinary resolution of the Company. Such remuneration shall be divisible among the Directors as they may agree or, failing agreement, equally, except that any Directors who shall hold office for only part of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

Under the current Articles, the Directors may also be paid all expenses properly incurred by them in attending meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the discharge of their duties as Directors. Any Director who holds any executive office or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of bonus, commission or otherwise, as the Directors may determine.

The Directors have the power to provide benefits whether by payment of gratuities, pensions or otherwise to (or to any person in respect of) any Directors or ex-Directors and for the purpose of providing any such benefits, to contribute to any scheme or fund or to pay premiums. The Directors may purchase and maintain insurance for, or for the benefit of, any persons who are or were Directors, Officers, employees of the Company or an associated company or who are or were trustees of any pension fund in which employees of the Company or any such other associated company are interested.

The Directors may, from time to time, appoint one or more of their number to any executive office on such terms and for such periods as they may (subject to the provisions of the Statutes) determine.

Borrowing powers

The Directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group), shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to the higher of (i) £1.5 billion and (ii) an amount equal to four times the aggregate turnover of the Group as shown in the then latest audited consolidated profit and loss accounts of the Group.

No age disqualification for Directors

No person shall be disqualified from being appointed or re-appointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

No share qualification for Directors

Directors shall not be required to hold any shares in the Company by way of qualification. A Director who is not a member shall nevertheless be entitled to attend and speak at any general meeting.

Dividends

Subject to the Act, the Company may by ordinary resolution declare dividends to be paid to members of the Company according to their rights, but no such dividend shall exceed the amount recommended by the Directors. If, in the opinion of the Directors, the profits of the Company available for distribution justify such payments, the Directors may, from time to time, pay interim dividends on the shares of such amounts and on such dates and in respect of such periods as they think fit. The profits of the Company available for distribution and resolved to be distributed shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Directors' appointment and removal

The Directors and the Company (by Ordinary Resolution) may appoint a person who is willing to act as a Director, either to fill a vacancy or as an additional Director. A Director appointed by the Directors shall retire at the next AGM and will put himself forward to be elected by the shareholders.

At each AGM, there shall retire from office by rotation:

(i) all Directors of the Company who are subject to retirement by rotation who held office at the time of the two preceding AGMs and who did not retire by rotation at either of them; and

(ii) such additional number of Directors as shall, when aggregated with the number of Directors retiring under paragraph (i) above, equal either one third of the number of Directors, in circumstances where the number of Directors is three or a multiple of three, or in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Directors (the "Relevant Proportion") provided that:

> (a) the provisions of this paragraph (ii) shall only apply if the number of Directors retiring under paragraph (i) above is less than the Relevant Proportion; and
>
> (b) subject to the provisions of the Act and to the relevant provisions of these Articles, the Directors to retire under this paragraph (ii) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Winding-up

If the Company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act and the Insolvency Act 1986:

(i) divide among the members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; and

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit,

but no member shall be compelled to accept any share or other assets upon which there is any liability.

Redemption

None of the shares of the Company has been issued on the basis that it may be redeemed or is liable to be redeemed at the option of the shareholders or the Company. The Company is therefore under no obligation to create a sinking fund or redemption reserve. However, subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Further capital calls

The Directors may only make calls upon the members in respect of amounts unpaid on the shares (whether in respect of nominal value or premium).

Variation of rights

Subject to the Act, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied either whilst the Company is a going concern or during, or in contemplation of, a winding-up. At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

General meetings

The Directors may call general meetings whenever and at whatever time and location they so determine. At a general meeting called to pass a special resolution at least 21 clear days' notice must be given, and all other extraordinary general meetings shall be called by at least 14 clear days' notice. Two persons entitled to vote upon the business to be transacted shall be a quorum.

Subject to any terms as to voting upon which any shares may be issued and to the provisions of the Articles, every member present in person shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for each share of which he is the holder. No member shall be entitled to vote in respect of any share held by him if any call or other sum payable by him to the Company remains unpaid.

If a member or any person appearing to be interested in shares has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company information thereby required, unless the Directors otherwise determine, the member shall not be entitled to vote at any general or class meeting of the Company in respect of the shares in relation to which the default occurred.

Limitations on non-resident or foreign shareholders

English law and the Memorandum and Articles of Association of the Company treat those persons who hold shares and are neither UK residents nor nationals in the same way as UK residents or nationals. They are free to own, vote on and transfer any shares they hold.

Transfer of shares

Any member may transfer all or any of his shares by instrument of transfer in the usual common form or in any other form which the Directors may approve. The instrument of transfer of a share shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee.

Where any class of shares is for the time being a participating security, title to shares of that class which are recorded as being held in uncertificated form, may be transferred by the relevant system concerned. The Directors may in their absolute discretion and without giving any reason refuse to register any transfer of shares (not being fully paid shares). The Directors may also refuse to register a transfer of shares unless the instrument of transfer:

(i) is lodged at the transfer office accompanied by the relevant share certificate(s);

(ii) is in respect of only one class of share; and

(iii) is in favour of not more than four persons jointly.

The Directors of the Company may refuse to register the transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirements) under the Uncertificated Securities Regulations 2001 to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees. The Directors may refuse to register any transfer if it is their opinion that such transfer would or might (i) prejudice the Group's right to hold, be awarded or granted or have renewed or extended, any licence granted under the Broadcasting Acts, or (ii) give rise to or cause a variation to be made to, or a revocation or determination of, any such licence by Ofcom.

If the Directors determine following registration of a transfer of shares:

(i) and following consultation with Ofcom that, inter alia, by reason of the interest of a person in any shares of the Company transferred, Ofcom may vary, revoke, determine or refuse to award, grant, renew or extend a licence granted under the Broadcasting Acts; or

(ii) that any person has an interest in the shares of the Company which, inter alia, makes the Company a disqualified person under the Broadcasting Acts or which contravenes, or would cause a contravention of, any of the restrictions set out in Parts III, IV or V of Schedule 2 to the Broadcasting Act 1990 or any order, direction or notice made pursuant to the Broadcasting Acts or such other restrictions as may be applied by Ofcom from time to time to disqualify certain persons or bodies from having interests in such a licence or to restrict the accumulation of interests in relevant services as defined in Schedule 2 to the Broadcasting Act 1990;

the Directors shall be entitled to serve written notice (a "Disposal Notice") on the relevant transferee in respect of the shares transferred stating that they have so determined, specifying their grounds in general terms and calling for the disposal of such transferred shares as are specified in the Disposal Notice within 21 days of the date of such notice or such longer period as the Directors may consider reasonable and which they may extend. If the Disposal Notice is not complied with to the satisfaction of the Directors, they shall, so far as they are able, dispose of the relevant shares for the best price reasonably obtainable in all the circumstances. In addition, a member who has been served with a Disposal Notice shall not, with effect from the expiration of such period as the Directors shall specify in such notice (not being longer than 30 days from the date of service of the notice), be entitled to receive notice of, or to attend or vote at, any general meeting of the Company by reason of his holding the shares specified in the Disposal Notice.

Untraced shareholders

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if, during a period of twelve years, no cheque for amounts payable in respect of the share has been cashed and no communication has been received by the Company from the member or the person entitled by transmission and at least three dividends have been paid in relation to such shares during those twelve years and no such dividend has been claimed and, within a further period of three months from the date of advertisements giving notice of its intention to sell such shares placed after the expiry of the period of twelve years, the Company has not received any communication from the member or the person entitled by transmission and notice has been given by the Company to the London Stock Exchange of its intention to make such sale. The Company shall be obligated to account to the former member or person entitled by transmission for the net proceeds of the sale of such shares but no trust shall be created in respect of the debt and no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds.

Alteration of share capital

The authorised share capital of the Company currently consists of 3,000,000,000 ordinary shares of 50p each.

The Company may from time to time by ordinary resolution:

(i) increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(ii) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; or

(iv) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes).

Subject to the provisions of the Act, the Company may reduce its share capital redemption reserve, share premium account or other undistributable reserve in any way.

At the AGM of the Company held on 14 November 2003, shareholders approved a special resolution authorising the Directors to reduce the Company's share premium account by £1,120 million. In addition to the approval of the reduction by shareholders, the Company required the approval of the High Court, which was granted on 10 December 2003. The reduction became effective on 11 December 2003.

At the AGM of the Company held on 12 November 2004, shareholders approved a special resolution allowing the Company to buy-back up to 97,000,000 ordinary shares in the market, which was approximately 5% of the issued ordinary share capital at 1 October 2004. The authority expired on 11 November 2005, 12 months from the date of the passing of the special resolution. Buy-backs are by market purchases through the London Stock Exchange. Any shares purchased are cancelled thereby reducing the number of shares in issue. Under this authority the Company purchased, and subsequently cancelled, 97,000,000 ordinary shares of 50p each for a consideration of £544 million.

At the AGM held on 12 November 2004, shareholders approved an ordinary resolution in relation to Rule 9 of the City Code of Takeovers and Mergers (the "City Code") which waived the compulsory bid obligation that arises for News UK Nominees Limited when the Company repurchases shares under the authority granted by the special resolution detailed above. Under Rule 9 of the City Code, any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the Company by the person required to make the offer or any person acting in concert with him. The holding of News UK Nominees Limited as at the date of the AGM was 686,021,700 ordinary shares, representing 35.33% of the voting rights in the Company. If the compulsory bid obligation under Rule 9 had not been waived and the Company had repurchased shares under the authority granted by the special resolution detailed above and, at the time, the voting rights attributable to the aggregate holding of News UK Nominees Limited had continued to exceed 30% of the voting rights of the Company or, if, in the meantime, its holding had fallen below this level and, as a result had increased to 30% or more of such voting rights, News UK Nominees Limited would have been required to make a cash offer for the issued shares of the Company which it did not already own. The Panel agreed to waive the compulsory bid obligation arising in respect of a repurchase by the Company of its shares subject to approval of the ordinary resolution on a poll, subsequently received at the AGM, from shareholders independent of News UK Nominees Limited. The waiver in this ordinary resolution, which is valid only for so long as the authority granted pursuant to the special resolution detailed above remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited resulting from market purchases by the Company of its own shares and not in respect of other increases in its holding. The authority granted by the special resolution detailed above has been exercised in full and the holdings of News UK Nominees Limited and the percentage of the voting rights in the Company attributable to such holdings, following the exercise of the authority increased from 35.33% to 37.19% of the Company's issued share capital.

At the AGM of the Company held on 4 November 2005, shareholders approved a special resolution that extended the buy-back authority for a further year, allowing the Company to buy-back up to 92,000,000 ordinary shares in the market, which was approximately 5% of the issued share capital of the Company at 27 September 2005. Shareholders also approved an ordinary resolution in relation to Rule 9 of the City Code, explained above, which waived the compulsory bid obligation whilst the buy-back authority remains in force. In addition, in pursuing a continued buy-back authority, the Board considered that it was appropriate that the Company conditionally entered into a voting agreement with News UK Nominees Limited, dated 21 September 2005, which would limit the exercise of its voting rights to 37.19%. The voting agreement was conditional on the buy-back proposals being approved by shareholders and therefore became unconditional on 4 November 2005. As at 27 July 2006, the Company had purchased, and subsequently cancelled, 53,765,000 ordinary shares of 50p each under this authority for a consideration of £278 million.

Issue of shares

Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company passed in general meeting, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right to renunciation), grant options over, or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Disclosure of interests in the Company's shares

There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act.

The basic disclosure requirement under Sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of the Company a statutory obligation to notify the Company in writing and containing details set out in the Companies Act where:

(i) he acquires (or becomes aware that he has acquired) or ceases to have (or becomes aware that he has ceased to have) an interest in shares comprising any class of the Company's issued and voting share capital; and

(ii) as a result, either he obtains, or ceases to have:

(a) a "material interest" in 3%, or more; or

(b) *an aggregate interest (whether "material" or not) in 10%, or more of the Company's voting capital; or*

(c) the percentage of his interest in the Company's voting capital remains above the relevant level and changes by a whole percentage point.

A "material interest" means, broadly, any beneficial interest (including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person's instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognised scheme/collective investment scheme/open-ended investment company.

Sections 204 to 206 of the Companies Act set out particular rules of disclosure where two or more parties (each a "concert party") have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/restrictions on any concert party with respect to the use, retention or disposal of the shares in the Company and an acquisition of shares by a concert party pursuant to the agreement has taken place.

Under Section 212 of the Companies Act, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the preceding three years interested in the Company's shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company's shares, to provide certain information as set out in the Companies Act.

Sections 324 to 329 of the Companies Act further deal with the disclosure by persons (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies.

There are additional disclosure obligations under Rule 3 of the Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the Company, the Panel on Takeovers and Mergers and the UK Listing Authority through one of its approved regulatory information services no later than twelve noon on the business day following the date of the acquisition.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

Except where otherwise expressly stated, a reference in the Articles to any statute or provision of a statute includes a reference to any statutory amendment, modification or re-enactment of it for the time being in force.

Exchange controls

There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest and other payments to non-resident holders of our securities, except as otherwise described in the "Memorandum and Articles of Association – Dividends" section above, and the "Taxation" section below.

Under English law (and the Company's Memorandum and Articles of Association), persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

Taxation

This section summarises basic UK and US tax consequences of the acquisition, ownership and disposition of shares and ADSs by a US Holder. For purposes of this summary, a "US Holder" is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation organised under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source, or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity's income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law and UK HMRC practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) upon the UK-US Income Tax Convention currently in effect (the "Treaty"), and (iv) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

The summary of UK tax consequences relates to the material aspects of the UK taxation position of US Holders and does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) whose holding of shares or ADSs is effectively connected with a permanent establishment in the UK through which such US Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated companies, controls directly or indirectly, 10% or more of the voting stock of the Company. The discussion set forth below is only a general summary and does not purport to be a technical analysis nor a description of all possible tax consequences.

The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US Holders of stock representing 10% or more of the total combined voting power of the Company, US expatriates, insurance companies, tax-exempt organisations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others.

Tax consequences to each US Holder will depend upon the particular facts and circumstances of each such holder. Accordingly, each person should consult with his own professional advisor with respect to the tax consequences of his ownership and disposition of shares or ADSs. This summary does not discuss any tax rules other than UK tax and US federal income tax rules. The UK and US tax authorities and courts are not bound by this summary and may disagree with its conclusions.

US Holders of ADSs will be treated as owners of the shares underlying the ADSs. Accordingly, except as noted, the UK and US tax consequences discussed below apply equally to US Holders of ADSs and shares.

Taxation of distributions

Under current UK taxation legislation, no tax is withheld from dividend payments by the Company and generally no UK tax is payable by US Holders who are not resident or ordinarily resident for tax purposes in the UK on dividends declared on the shares.

US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income are not required to file a UK income tax return.

For US federal income tax purposes, the gross amount of any distribution made by the Company to a US Holder with respect to any shares or ADSs held by the US Holder generally will be includable in the income of the US Holder as dividend income to the extent that such distribution is paid out of the Company's current or accumulated earnings and profits as determined under US federal income tax principles (subject to the discussion below under "US passive foreign investment company rules"). Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. The dividend income generally will not be eligible for the dividends received deduction allowed to corporations. If the amount of any distribution exceeds the Company's current and accumulated earnings and profits as so computed, such excess first will be treated as a tax-free return of capital to the extent of the US Holder's tax basis in its shares or ADSs, and thereafter as gain from the sale or exchange of property.

Dividends received by an individual US Holder before 1 January 2011 with respect to such US Holder's shares or ADSs will generally be subject to a reduced rate of US federal taxation, provided that certain holding period and other requirements are met, and provided further that the Company is a qualified foreign corporation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the US. US Treasury Department guidance indicates that a foreign corporation organised in the UK, such as the Company, will qualify. US Holders should consult their own tax advisors regarding the application of these rules.

Any non-US withholding tax with respect to a dividend may be used as a credit against a US Holder's US federal income tax liability, subject to certain conditions and limitations.

The amount of any dividend paid in non-US currency will be equal to the US dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. A US Holder will generally be required to recognise US source ordinary income or loss when such US Holder sells or disposes of non-US currency. The US Holder will have a tax basis in this non-US currency equal to the US dollar value of the currency on the date the dividend is included in the US Holder's income. This foreign currency gain or loss will generally be US source ordinary income or loss.

Taxation of capital gains

US Holders who are not resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on the disposal of their ADSs or shares unless they carry on a trade in the UK through a branch, agency or permanent establishment, or a profession or vocation in the UK through a branch or agency and such ADSs or shares are used, held or acquired for the purposes of the trade, profession, vocation, branch, agency or permanent establishment.

The surrender of ADSs in exchange for shares should not usually give rise to UK corporation tax, or US or UK capital gains tax, for US Holders who are not resident or ordinarily resident for tax purposes in the UK.

In general, for US federal income tax purposes, a US Holder will recognise capital gain or loss if such US Holder sells or exchanges shares or ADSs, provided that such shares or ADSs are capital assets in the hands of such US Holder (subject to the discussion below under "US passive foreign investment company rules"). Any gain or loss will generally be US source gain or loss. For an individual, any capital gain will generally be subject to US federal income tax at preferential rates if the individual has held the shares or ADSs for more than one year.

US passive foreign investment company rules

The Company believes that it will not be treated as a passive foreign investment company ("PFIC") for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. The Company will be a PFIC for any taxable year in which either:

(i) 75% or more of its gross income is passive income; or

(ii) its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

For purposes of this test, the Company will be treated as directly owning its proportionate share of the assets, and directly receiving its proportionate share of the gross income, of each corporation in which the Company owns, directly or indirectly, at least 25% of the value of the shares of such corporation.

If the Company were to become a PFIC, the tax applicable to distributions on shares or ADSs and any gains a US Holder recognises on disposition of shares or ADSs may be less favourable to such US Holder. Accordingly, each person should consult with his own professional advisor regarding the PFIC rules.

Inheritance and gift taxes

An individual who is domiciled in the US for the purposes of the United Kingdom-United States Estate and Gift Tax Convention (the "Estate Tax Treaty") and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the shares or ADSs on the individual's death or on a gift of the shares or ADSs during the individual's lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property of a permanent establishment in the UK of an enterprise or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the ADSs or shares have been placed in trust by a settlor who, at time of settlement, was a US Holder, the ADSs or shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set out in that Treaty.

UK stamp duty and stamp duty reserve tax

A transfer for value of the shares executed on or after 1 October 1999 will generally be subject to UK ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up (if necessary) to the nearest multiple of £5. Stamp duty is normally a liability of the purchaser.

An agreement to transfer shares or any interest therein for money or money's worth will normally give rise to a charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration for the shares or interest therein (with no rounding up or down). However, *if a duly stamped instrument of transfer of the shares is executed in pursuance of the agreement and duly produced within six years of the date on* which the agreement for sale is made (or, if the agreement is conditional, the date on which the condition is satisfied) any SDRT paid is generally repayable with interest, and otherwise the SDRT charge is cancelled. SDRT is in general payable by the purchaser. The UK Finance Act 1996 makes it clear that (contrary to previous UK HMRC practice) SDRT will be levied in respect of agreements to transfer chargeable securities (which include shares) even where a person not resident in the UK buys chargeable securities from another non-resident and the transaction is carried out outside the UK.

Stamp duty or SDRT charges at the rate of 1.5% (in the case of both stamp duty and SDRT) of the amount or value of the consideration, or in some circumstances, the value of the shares, may arise on a transfer of shares to the Depositary or the Custodian of the Depositary or to certain persons providing a clearance system (or their nominees or agents) and will usually be payable by the Depositary or such other persons. It is possible for persons operating clearance services to make an election to HMRC subject to certain conditions, pursuant to which, instead of the 1.5% stamp duty or SDRT charge applying on entry as described above, a 0.5% SDRT charge would apply to transfers of securities made within the system.

In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on any subsequent deposit of shares will be charged by the Depositary to the holder of the ADS or any deposited security represented by the ADS.

No UK stamp duty will be payable on the acquisition or transfer of an ADS or beneficial ownership of an ADS, provided that the ADS and any separate instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK. An agreement to transfer ADSs will not give rise to a liability for SDRT.

Any transfer for value of the underlying shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% of the amount or value of the consideration on a transfer from the Custodian of the Depositary to a US Holder or registered holder of an ADS, rounded up (if necessary) to the nearest multiple of £5. Upon cancellation of the ADS, however, only a fixed UK stamp duty of £5 per instrument of transfer will be payable.

US information reporting and backup withholding

Dividend payments on the shares or ADSs and proceeds from the sale, exchange or other disposition of the shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a rate of 28%. US federal backup withholding generally is imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability. A US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on display

Certain documents referred to in this Annual Report can be inspected at our offices at Grant Way, Isleworth, Middlesex, TW7 5QD, England. A copy of the Annual Report can be downloaded from the Company's corporate website at www.sky.com/corporate.

We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. The public may obtain information regarding the SEC's Public Reference Room by calling the SEC at 1-202-551-8090. Our public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.

Material modifications to the rights of security holders and use of proceeds

The constituent instruments defining the rights of holders of ordinary shares have not been materially modified.

Pursuant to the terms of the Deposit Agreement, The Bank of New York, as Depositary, has agreed to notify holders of ADSs of all actions of th Company in which shareholders of ordinary shares are entitled to exercise voting rights, thus facilitating the exercise of voting rights by holders c ADSs. The address of The Bank of New York is 101 Barclay Street, New York, New York, 10286.

USEFUL DEFINITIONS	DESCRIPTION
ADS	American Depositary Share
ATC	Advanced Technology Centre
Basic Packages	DTH subscription packages which exclude Premium Channels
bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber
BSkyB or the Company	British Sky Broadcasting Group plc
Churn	The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total subscribers.
Digibox	Digital satellite reception equipment
DSL	Digital Subscriber Line
DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels (in some cases together with channels broadcast by third parties) to a limited number of DSL subscribers (references throughout to "DTH subscribers" include DSL subscribers)
DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set top box or integrated digital television set
EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP
EPG	Electronic Programme Guide
ESOP	Employee Share Ownership Plan
Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year
Freesat	Non-subscription service offered by Sky
Freeview	The free DTT offering operating in the UK
GAAP	Generally Accepted Accounting Principles
the Group	BSkyB and its subsidiary undertakings
HDTV	High Definition Television
IFRS	International Financial Reporting Standards
IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network
LLU	Local Loop Unbundling: a process by which BT's exchange lines are physically disconnected from BT's network and connected to other operators' networks. This enables operators other than BT to use the BT local loop to provide services to customers
Minidish	Satellite dish required to receive digital satellite television
MPLS	Multi Protocol Label Switching: a networking standard for including routing information in the data packets of an Internet Protocol network.
Multichannel viewing share	Share of viewers of non-analogue terrestrial television
Multiroom	Installation of an additional Digibox in the household of an existing subscriber
Ofcom	Office of Communications

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels
Premium Sky Distributed Channels	Disney Cinemagic (including a Disney multiplex channel, "Disney Cinemagic +1") (from 16 March 2006, The Disney Channel (including three Disney multiplex channels, "Toon Disney", "Playhouse Disney" and "Disney Channel +1 hour") was replaced by Disney Cinemagic (including a Disney multiplex channel, "Disney Cinemagic +1") and "Toon Disney" and "Playhouse Disney" became Basic Package channels, FilmFour (including the FilmFour multiplex channels, "FilmFour +1" and "FilmFour Weekly") (from 23 July 2006, FilmFour is being broadcast as a free-to-air channel), MUTV, Chelsea TV and Music Choice Extra
Pub Channel	A wholly-owned business-to-business television channel available only to the licensed retail trade
PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another
RCF	Revolving Credit Facility
Sky	British Sky Broadcasting Group plc and its subsidiary undertakings
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder
Sky Active	The brand name for Sky's transactional interactive television services, including e-mail/messaging, games, betting, shopping, banking, travel services and ticket sales
Sky Basic Channels	Sky One (and its multiplex versions, Sky Two and Sky Three, and its simulcast version, Sky One HD), Sky News, Sky Travel (and its multiplex versions, Sky Travel +1 and Sky Travel Extra), Sky Travel Shop, Sky Sports News, Artsworld (including its simulcast version, Artsworld HD) (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Artsworld), Sky Vegas 345, Sky Vegas 846, Flaunt, Bliss (which was named "The Amp" until 2 March 2006) and Scuzz
Sky Bet	Sky's betting services, provided through digiboxes, the internet and via phone
Sky Buy	Interactive and internet shopping services
Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels
Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers
Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels
Sky Premium Channels	Sky Movies 1 (and its multiplex versions, Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9, and its simulcast version, Sky Movies 9 HD), Sky Movies 2 (and its multiplex versions, Sky Movies 4, Sky Movies 6, Sky Movies 8 and Sky Movies 10, and its simulcast version, Sky Movies 10 HD), Sky Sports 1, Sky Sports 2 (and their simulcast version, Sky Sports HD) and Sky Sports Xtra. Sky Premium Channels include bonus channels, including Sky Sports 3 and Sky Cinema 1 (and its multiplex version, Sky Cinema 2)
Sky Talk	Home phone service provided exclusively for Sky digital subscribers
SkyVenue	A wholly-owned business television channel available only to the licensed retail trade for viewing by their customers
Sky World	The top tier of packages that includes all Sky Premium Channels
Terrestrial channels	Television channels which have access to analogue spectrum. The UK currently has five terrestrial channels: BBC 1, BBC 2, ITV, Channel 4 and five
Transmission costs	Costs of transmitting channels to subscribers
Transponder	Wireless communication devices on satellites which send programming signals to minidishes
VAT	Value Added Tax: a UK sales tax levied on most goods and services
Viewing share	Number of people viewing a channel as a percentage of total viewing audience
VoD	Video-on-Demand

VPN	Virtual Private Network: a network that uses a public telecommunication infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation's network
WAN	Wide Area Network. Companies link networks at different sites over the internet to form a secure WAN.

FORM 20-F CROSS REFERENCE GUIDE

The information in this document that is referred to below shall be deemed to be part of the Annual Report on Form 20-F for 2006 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the Company under applicable US securities laws.

Item	Form 20-F caption	Location in this document	Page
1	**Identity of directors, senior management and advisors**	Not applicable	n/a
2	**Offer statistics and expected timetable**	Not applicable	n/a
3	**Key information**		
A	Selected financial data	Group financial record	157
		Shareholder Information – Exchange rates	163
B	Capitalization and indebtedness	Not applicable	n/a
C	Reason for the offer and use of proceeds	Not applicable	n/a
D	Risk factors	Risk Factors	24
4	**Information on the Company**		
A	History and development of the Company	The business, its objectives and its strategy	5
B	Business overview	The business, its objectives and its strategy	5
		Government regulation	27
C	Organizational structure	Consolidated financial statements – Note 30 "Group Investments"	119
D	Property, plants and equipment	Property	49
4A	**Unresolved staff comments**	None	n/a
5	**Operating and financial review and prospects**		
A	Operating results	Financial review	37
		Financial and operating review	39
B	Liquidity and capital resources	Financial and operating review – Liquidity and capital resources	43
C	Research and development, patents and licenses, etc	Financial and operating review – Research and development	47
D	Trend information	Financial and operating review – Trends and other information	45
E	Off balance sheet arrangements	Financial and operating review – Off-balance sheet arrangements	46
F	Tabular disclosure of contractual obligations	Financial and operating review – Tabular disclosure of contractual obligations	44
G	Safe harbor	Forward looking statements	2
6	**Directors, senior management and employees**		
A	Directors and senior management	Board of Directors and senior management	51
B	Compensation	Report on Directors' remuneration	63
C	Board practices	Report on Directors' remuneration – 8. Service agreements, 9. Non-executive Directors	67
		Corporate governance report – Board committees	60
D	Employees	Board of Directors and senior management – Employees	54
		Consolidated financial statements – Note 7 "Employee benefits and key management compensation"	90
E	Share ownership	Report on Directors' remuneration – 11. Share interests	70
		Report on Directors' remuneration – 13. LTIP, 14. Sharesave scheme options	72
7	**Major shareholders and related party transactions**		
A	Major shareholders	Shareholder information – Principal shareholders	162
B	Related party transactions	Financial and operating review – Related party transactions	47
		Consolidated financial statements – Note 29 "Transactions with related parties and major shareholders"	118
C	Interests of experts and counsel	Not applicable	n/a
8	**Financial information**		
A	Consolidated statements and other financial information	Auditors' report	74
		Consolidated financial statements	76
		Financial and operating review – Trends and other information	45
B	Significant changes	None	n/a

Item	Form 20-F caption	Location in this document	Page
9	**The offer and listing**		
A	Offer and listing details	Shareholder information – Share price information	161
B	Plan of distribution	Not applicable	n/a
C	Markets	Shareholder information – Share information	160
D	Selling shareholders	Not applicable	n/a
E	Dilution	Not applicable	n/a
F	Expenses of the issue	Not applicable	n/a
10	**Additional information**		
A	Share capital	Not applicable	n/a
B	Memorandum and articles of association	Shareholder information – Memorandum and articles of association	164
C	Material contracts	The business, its objectives and its strategy – Material contracts	36
D	Exchange controls	Shareholder information – Exchange controls	170
E	Taxation	Shareholder information – Taxation	170
F	Dividends and paying agents	Not applicable	n/a
G	Statement by experts	Not applicable	n/a
H	Documents on display	Shareholder information – Documents on Display	172
I	Subsidiary information	Not applicable	n/a
11	**Quantitative and qualitative disclosures about market risk**	Consolidated financial statements – Note 22 "Derivatives and other financial instruments"	105
12	**Description of securities other than equity securities**	Not applicable	n/a
13	**Defaults, dividend arrearages and delinquencies**	Not applicable	n/a
14	**Material modifications to the rights of security holders and use of proceeds**	Shareholder information – Material modifications to the rights of security holders and use of proceeds	173
15	**Controls and procedures**	Corporate governance report	58
16A	**Audit committee financial expert**	Corporate governance report – Audit Committee	61
16B	**Code of ethics**	Corporate governance report – Corporate policies	58
16C	**Principal accountant fees and services**	Consolidated financial statements – Note 6 "Profit before taxation"	90
		Corporate governance report – Use of external auditors	62
16D	**Exemptions from the listing standards for audit committees**	None	n/a
16E	**Purchases of equity securities by the issuer and affiliated purchasers**	Consolidated financial statements – Note 24 "Reconciliation of shareholders' equity" – Purchase of own shares and capital redemption reserve	112
17	**Financial statements**	Not applicable	n/a
18	**Financial statements**	Auditors' report	74
		Consolidated financial statements	76
19	**Exhibits**	Filed with the SEC	

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BACK
RECORD

Sky Annual Review 2006

British Sky Broadcasting Group plc


SPORTS
SKY movies

Whatever, wherever, whenever...



Viewing habits are changing and so are we. Consumers demand to be able to watch their favourite shows at home or on the move, on the device and at the time of their choosing. Our aim is to deliver the best content to people whether they're watching via satellite, a broadband connection or their mobile phone.

That's what the last year has been all about at Sky: charting a course for growth that lays the foundations for the next exciting step in the revolution in communications and entertainment.

Not everything's changing. We continue to provide the best content and the most innovative products and back it all up with an ongoing commitment to world-class standards in customer care and community responsibility.

That's something worth watching.





HIGHLIGHTS

DTH subscribers increased to 8.176 million, growth of 389,000 in the year

Sky+ households increased by 75% to 1.553 million, 19% penetration of total DTH subscribers

Multiroom households increased by 62% to 1.047 million, 13% penetration of total DTH subscribers

Revenue increased by 8% to £4.1 billion

Gross margin expanded by four percentage points to 61%

Operating profit increased by 7% to £877 million, an operating margin of 21%

Adjusted earnings per share increased by 9% to 30.7 pence

A proposed 34% increase in the final dividend to 6.7 pence per share, generating a full year dividend of 12.2 pence



CONTENTS

1 Chairman's statement
2 Chief Executive Officer's statement
Review of the year:
4 Operating review
4 *Financial review*
8 The best of all worlds
10 Innovation, innovation, innovation
15 Must-see TV
17 Service makes the difference
18 The strength of the brand
20 Taking responsibility
22 Being a responsible employer
24 Board of Directors
26 *Summary Directors' Report*
27 Summary Report on Directors' Remuneration
33 Summary Financial Statements
39 Independent Auditors' Statement
40 Shareholder Information

1 in 3 home

WITH 8.2 MILLION DTH SUBSCRIBERS NEARLY ONE IN THREE HOMES IN THE UK AND IRELAND HAS CHOSEN SKY.

1 in 5 customers

IN ADDITION TO LAUNCHING MOBILE, BROADBAND AND HIGH DEFINITION SERVICES, SKY+ AND MULTIROOM ALSO GREW FASTER THAN EVER BEFORE. MORE THAN ONE IN FIVE CUSTOMERS TAKES AN ADDITIONAL SERVICE FROM US.

Chairman's statement

The story of Sky's continued success comes down to a single factor. Rather than simply ensuring that the company keeps pace with the tremendous changes that are occurring in broadcasting and communications, we act as a facilitator of these changes. It was what launched Sky on the path to growth in 1989 and our strategic moves over the past 12 months ensure we will continue to maintain a strong position in the marketplace and meet the needs of an increasingly demanding audience.

In the past year we took a series of important steps that will allow us to grow into new segments of the market and add value to the offering our subscribers receive: we launched Europe's first national high definition broadcast service, completed preparations for the roll-out of residential broadband services and the upgrade of our customer management systems.

The high definition television service, Sky HD, ranks as perhaps the most significant development in television since the launch of colour in the 1960s, delivering as it does pictures four times as vivid as conventional broadcasts. The HD offering, which involves the purchase of a Sky HD box, a high definition-compatible TV and HD channels, is being rapidly embraced by consumers.

This year we also moved beyond the broadcast stream. A package of live channels can now be watched by consumers on the move via their mobile phone. Sky by broadband enables premium customers to download sports and movies to their PCs at no extra cost. A quarter of a million customers have signed up for the service so far. At the same time we completed the acquisition of the broadband provider Easynet that will lead to the eventual integration of broadband into the core customer offering. By the end of 2007, we expect that Easynet's unbundled local loop service will have coverage of around 70% of UK homes.

We also successfully completed the implementation of new customer management systems to help us serve subscribers better and enable the Group to improve sales, increase customer satisfaction, reduce churn and bring to market new products and services with greater speed and effectiveness.

Customers continue to be attracted to packages offering the widest range of viewing choice available. The total number of subscribers in the UK and Ireland grew 5% to 8.2 million, representing approximately one in three homes in UK and Ireland. One in five of our customers also takes one of our additional services such as Sky Multiroom or Sky+. The growth in Sky+ has been a stand-out achievement of the year with 75% growth to a presence in more than one and a half million homes.

In summary, the robustness of our current offering and the addition of new and innovative services that give consumers greater control of the viewing experience pave the way for Sky's continued success.

Having served on the Board of Directors for over 14 years, Lord St John of Fawsley has decided not to seek re-election at this year's AGM and will retire from the Board. I would like to thank Lord St John for his contribution to the Board over many years. He will, however, still be connected with Sky in his new role of Chairman of the Artsworld channel, building on his extensive experience as a patron of the arts.

Finally, I want to thank all my colleagues at Sky – including those who have recently joined the Group from Easynet – for their hard work and dedication and for ensuring that Sky grasps the opportunities that social and technological trends present to ensure we remain leaders in the fields of entertainment, information and communication.



"OUR CONTINUED SUCCESS HAS BROUGHT ABOUT BOTH INCREASED REVENUES AND RECORD OPERATING PROFIT. THEY ARE ACHIEVEMENTS WHICH WOULD PERHAPS PROMPT ANY ORDINARY COMPANY TO WANT TO REST ON ITS LAURELS. BUT SKY, AS YOU MAY HAVE GATHERED, IS ANYTHING BUT ORDINARY."

Rupert Murdoch
Chairman



SINCE THE LAUNCH OF DIGITAL IN OCTOBER 1998, REVENUE HAS GROWN AT AN AVERAGE OF 15% PER YEAR TO OVER £4.1 BILLION.

>£1 billion

IN 2006, CASH GENERATED FROM OPERATIONS WAS MORE THAN £1 BILLION.

Chief Executive Officer's statement



"THE COMBINATION OF TECHNOLOGY, ENTERTAINING CONTENT AND THE CONTINUED DEDICATION OF OUR WORKFORCE HAS IMPROVED SUBSCRIBER GROWTH AND REVENUES, AND DRIVEN SHAREHOLDER VALUE."

James Murdoch
Chief Executive Officer

This has been a year of significant changes - not just for Sky, but for the entire industry. Throughout the year, our focus has been on setting the pace of change, and re-affirming our appetite to continue doing so.

The development and launch of new products and services that are more flexible and of higher quality and value has been at the centre of this.

Our new high definition television service is one example. It represents the biggest revolution in TV picture quality in decades, and once again Sky is leading the field by being the first company to be able to offer the service nationally, across the widest range of HD channels, ranging from Sky Sports to Artsworld. And despite an early hiccup with one of our suppliers, the vast majority of our very first HD customers were able to enjoy the World Cup in glorious HD and Dolby 5.1 sound - and they loved it.

The acquisition of Easynet, completed in February, is another example of our commitment to innovation for our customers. It has prepared the way for Sky's new generation of broadband services. This is in addition to the already industry-leading technology that includes the much-loved Sky+ and, more recently, Sky by mobile.

With Sky Broadband we've designed an incredible product which both rewards our loyal customers with a quality service offering simplicity, flexibility, quality, and great value, and opens up new and substantial growth opportunities for the Company and all our shareholders. With special features like free wireless access, security, parental controls and an optional professional home installation across all packages, we're confident that Sky Broadband will be a simple choice for millions of our customers - creating a new dimension to our business whose potential we are only beginning to see.

Each of Sky's offerings sits at the top of the industry in terms of choice, quality and delivery. In every case, signs indicate that consumers are eager to take advantage of new services, allowing us to capitalise on our capabilities and deliver an unparalleled entertainment and communications proposition.

This year we also completed the implementation of our new customer management system. Our levels of customer service have always led the industry, and it has proven to be a key differentiator. By raising this bar even higher, we increase our competitive advantage - and we can bring new technology to the market faster, improve sales, provide better service for our existing customers, and increase the efficiency of our marketing. These and other customer-facing initiatives are vital to Sky's health and competitiveness.

All of the backstage activity that goes on at Sky will only be effective if we continue to invest in the reason that people subscribe to Sky for - an extraordinary package of onscreen content. This year we forged new deals with partners ranging from Disney to the England and Wales Cricket Board. Our partnership with Disney means we can now offer more family

DTH subscribers (millions)



05 7.8
04 7.4
03 6.8

AT ONLY 45% PENETRATION, WE BELIEVE THE GROWTH OPPORTUNITY IN THE UK AND IRELAND PAY TELEVISION SECTOR IS SIGNIFICANT. OUR TARGET IS TO REACH 10 MILLION DTH SUBSCRIBERS IN 2010.

Multiroom penetration (%)


06 13%
05 8%
04 4%
03 2%

MORE THAN ONE MILLION SKY HOUSEHOLDS ENJOY THE FLEXIBILITY OF BEING ABLE TO WATCH DIFFERENT SKY CHANNELS ON DIFFERENT TELEVISION SETS. OUR TARGET IS FOR 30% OF OUR CUSTOMERS TO TAKE TWO OR MORE SUBSCRIPTIONS IN 2010.

Sky+ penetration (%)



05 11%
04 5%
03 2%

SKY+ GIVES CUSTOMERS THE ABILITY TO WATCH WHAT THEY WANT, WHEN THEY WANT. INCREASED CHOICE, FLEXIBILITY AND CONTROL ARE VALUED BY CUSTOMERS, THAT'S WHY A FURTHER 665,000 HOUSEHOLDS SUBSCRIBED TO SKY+ THIS YEAR. OUR TARGET IS FOR 25% OF OUR CUSTOMERS TO HAVE A SKY+ PRODUCT IN 2010.

All figures relate to financial years

OUR SUCCESS FACTORS

LEADING-EDGE INNOVATION THAT MAKES NEW TECHNOLOGY EASY AND ENJOYABLE TO USE

AN UNRIVALLED CHOICE OF SUPERB CONTENT, DELIVERED IN A WAY THAT PUTS THE CUSTOMER IN CONTROL

MARKET-LEADING CUSTOMER SERVICE THAT'S BACKED BY REAL INVESTMENT IN BOTH PEOPLE AND SYSTEMS

A BRAND PEOPLE KNOW AND TRUST TO GIVE THEM THE BEST IN HOME ENTERTAINMENT

entertainment to Sky customers, while the advent of legal movie downloads mean our range and accessibility grows every day.

We also became reacquainted with some old friends - notably the FA Premier League and UEFA, with whom we have negotiated to continue two of the successful partnerships that have made Sky Sports the home of football.

These are just a few examples of the enormous activity and enterprise that Sky people invest every day into making what goes on screen for our customers the absolute best in its class.

We were busy on other fronts, too. This year we announced that, through the measurement, reduction, and offsetting of our carbon dioxide emissions, we have achieved carbon neutral status. It is the first commitment of this kind by a major media company anywhere. Caring about what our customers care about is at the centre of our community activity, and I am personally proud to be able to take such a firm stand on this issue, which is so important to all our people at Sky, and is a growing and important issue for our customers and their families.

The combination of technology, entertainment, and the continuing dedication of our workforce has improved customer growth, turnover, and earnings. We are healthy, strong and hungry and I look forward to the coming year and all of the opportunity it holds.

Thank you for your involvement.

Review of the year

Sky reached a number of significant operational milestones this year whilst preparing the business for the launch of broadband services and delivering a very strong financial performance. Revenue increased by 8% to over £4.1 billion generating record cash flow from operations of over £1 billion.

Operating review
Sky delivered a strong performance in the twelve months to 30 June 2006 ("the year"). Total DTH customers reached 8,176,000, an increase of 389,000 for the year, in line with the rate required to achieve Sky's target of over 10 million DTH customers in 2010. Product mix continued to improve with one in five customers now choosing to take an additional product. Sky remains on track to achieve over 30% Multiroom penetration and over 25% Sky+ penetration by 2010.

Total revenue increased by 8% to £4,148 million, with operating costs at £3,271 million. Operating profit increased by 7% to £877 million, including the first time consolidation of the Easynet Group plc ("Easynet") and the first phase of investment in the roll-out of residential broadband services.

Adjusted profit for the year increased by 4% to £561 million generating adjusted earnings per share of 30.7 pence, representing an increase of 9% on the year ended 30 June 2005 ("the comparable period").

At the same time, Sky delivered on a number of key operational initiatives which position the Group well for the future:

- Preparations were made for the launch of Sky Broadband on 18 July 2006 following the acquisition of Easynet;
- Sky HD launched nationwide on 22 May 2006;
- New customer management systems were implemented and went "live" for all DTH customers from 31 March 2006;
- Key rights to the FA Premier League were secured for the 07/08 to 09/10 seasons;
- Major contracts were agreed with movie studio and third party channel partners;
- Sky announced the creation of over 1,500 new jobs for customer advisors and 600 new positions for home installation engineers; and
- Sky achieved carbon neutral status, a world first for a major media company

At 30 June 2006, the total number of Sky+ households was 1,553,000, 19% penetration of total subscribers. The significant growth in Sky+ households, which grew by a further 665,000 in the year, demonstrates the value that customers place on easy to use technology which enables them to better manage their time and control their viewing. The number of Multiroom households also continued to grow strongly, increasing by 402,000 in the year to 1,047,000, 13% penetration of total DTH subscribers.

Sky launched high definition TV services on 22 May 2006 and there were 38,000 Sky HD subscribers at 30 June 2006. The total number of bookings to date is around 90,000 and after some initial delays, the Group currently expects to install all of these orders by September 2006. Sky Sports HD has covered nearly 50 days of live cricket including three England Test matches, five England One-Day Internationals and 24 domestic matches. In addition to England's busy summer of cricket, Sky Sports HD will be showing coverage of the 2006 Ryder Cup, Guinness Premiership Rugby, and Coca Cola League, Carling Cup, UEFA Champions League and Barclays Premiership football, all live and in high definition.

Annualised average revenue per DTH subscriber ("ARPU") for the last quarter of the year was £388, a £4 decrease on the previous quarter. This reflects a slight seasonal deterioration in the mix of subscription packages during the quarter and an increase in the volume of new customers on short-term promotional subscription offers.

DTH churn for the year was 11.1%.

During the final quarter the Group announced that it had been awarded four packages of live FA Premier League rights (covering 92 games per season) for the 2007/08 to 2009/10 seasons in both the UK and Ireland. Sky has also been awarded 'near live long form' rights to 242 games per season in both the UK and Ireland (jointly with BT in the case of the UK) and mobile clip rights in both the UK and Ireland.

The Group also concluded a number of other content agreements as part of its commitment to invest on-screen. On 27 February 2006, Sky and Disney announced a wide ranging series of agreements covering children's entertainment, sports and movies. Under the agreements, Sky Movies customers will also be able to enjoy these movies via the Sky by broadband service and Sky HD. The Group also secured live coverage of UEFA Champions League football until the end of the 08/09 season on 13 September 2005 and both National Geographic and Discovery launched HD channels during the year which form part of the Sky HD offering. The launch of The Crime and Investigation Network channel, coverage of the America's Cup and A1 Grand Prix racing also demonstrate the Group's commitment to widen the range and depth of programming within its wholly owned channels and with channel partners.

On 31 March 2006, Sky completed the implementation of its new customer management systems. These new systems will support the projected growth in Sky's subscriber base and a greater number of products, as Sky continues to launch new entertainment and communications services. These systems also integrate key parts of the customer service chain, such as the contact centres and field engineers, which will enable the Group to offer a more tailored, flexible and immediate response when dealing with customer requests.

Financial review
Total revenue for the year increased by 8% on the comparable period to £4,148 million. Total operating costs increased by £251 million to £3,271 million generating a Group operating profit of £877 million. This result includes an operating loss from the first time consolidation of Easynet of £11 million and the first phase of the Group's investment in the roll-out of its residential broadband business of £12 million.

Revenue
DTH revenues increased by 6% on the comparable period to £3,154 million, which was principally driven by 5% growth in the average number of DTH subscribers.

7% increase

OPERATING PROFIT INCREASED BY 7% TO £877 MILLION.



“

GROSS MARGIN ROSE BY FOUR PERCENTAGE POINTS TO 61% DUE TO THE OPERATING LEVERAGE OF STRONG REVENUE GROWTH AND ABSOLUTE REDUCTIONS IN PROGRAMMING COSTS.

”

Jeremy Darroch
Chief Financial Officer



Wholesale revenues continue to disappoint, growing by only 2% for the second consecutive year to £224 million. This largely reflects the decline in the absolute number of Pay-TV cable customers taking one or more premium channels, offset by changes to wholesale prices.

Advertising revenue for the full year continued to outperform, growing by 4% on the comparable period to £342 million against an estimated 0.2% decline in the UK television advertising sector. This principally reflects a further one percentage point increase in Sky's share of the UK television advertising sector during the year to 13.0%.

As announced on 25 April 2006, following recent changes in industry practice regarding the accounting for betting revenues and costs under International Financial Reporting Standards ("IFRS"), betting payouts have been netted against Sky Bet revenues. Accordingly, all financial results, including comparatives, have been prepared on this basis. There is no effect on operating profit.

Sky Bet revenue for the year was £37 million, an increase of 16% which reflects the strong growth in both Sky Vegas and sports betting. Gross Sky Bet revenue for the year was £341 million.

Sky Active revenues were £91 million for the year. Good rates of growth in both interactive advertising and enhanced TV service revenues were offset by the absence of SkyBuy revenue, following the closure of the business in the final quarter of the last financial year.

Other revenue grew strongly, increasing by 49% to £300 million. This reflects the first time consolidation of the Easynet corporate business (£76 million) and underlying growth of 11%, relating to the full year effect of Sky credit card revenues and the Sky News channel five contract.

Programming
Total programming costs continued to reduce in absolute terms, falling by £36 million on the comparable period to under £1.6 billion. This enabled the Group to make significant progress in expanding gross margin, which increased by a further four percentage points during the year to 61%.

Sports costs increased by £16 million to £766 million. The additional costs associated with the new ECB cricket contract, which started to be amortised in May 2006 and an additional cricket tour during the year were offset by the absence of the Ryder Cup, which is a biennial event. The Group expects sports costs for the 2007 financial year to increase by around £50 million behind an outstanding line-up of sporting events over the next twelve months, including live cricket from the new ECB contract and a number of non-annual events, such as the Ryder Cup in September 2006 and the 2007 Cricket World Cup and qualifying matches for UEFA Euro 2008.

Movie costs for the year were £310 million, a saving of £33 million on the comparable period and the lowest absolute cost for six years. This saving reflects contract renewals, the phasing of title delivery and a foreign exchange benefit of £8 million from a more favourable average exchange rate at which US dollars were purchased. The Group expects the recent contract renewals with three of the 'Major' Hollywood studios to deliver further cost savings on a per subscriber basis over the next two to three years.

News and Entertainment costs were £200 million, reflecting a combined increased investment of £20 million in Sky One commissioned programming and Sky News.

Third party channel costs fell by 11% on the comparable period to £323 million, a reduction of £39 million. A 5% increase in the average number of DTH subscribers was more than offset by a 15% reduction in the cost per subscriber to £3.37 per month.

Other operating costs
Total other operating costs increased by £287 million to £1,672 million, including £107 million of operating expenses from Easynet and initial broadband expenses. Excluding these items, other operating expenses increased by £180 million on the comparable period.

Marketing costs for the year were £622 million, an increase of £95 million on the comparable period. Marketing costs to new customers grew by £51 million to £359 million. This reflects an absolute increase in the number of new customers and a growing percentage of customers taking new products. During the year, 18% of new customers chose to take Sky+ from day one, as opposed to 13% last year. As a result of this activity, the total average subscriber acquisition cost increased by £24 on the comparable period to £261. During the year the rate at which existing customers upgraded to Sky+ and Multiroom also accelerated, which led to an increased investment of £23 million. Above the line marketing remained broadly flat at £75 million and retention and other marketing costs increased by £18 million on the comparable period to £110 million.

Subscriber management costs grew by £76 million to £468 million. This reflects the first time consolidation of Easynet and broadband expenses (£12 million), depreciation of the new customer management systems of £26 million and underlying growth of £38 million due to the expansion of the Group's customer management operation to further improve customer service levels and manage the increase in sales activity. During the year Sky expanded its existing customer service operations in Scotland, adding 1,500 new customer advisor positions and 600 new home installation engineers in preparation for the roll-out of broadband and providing the Group with one of the largest customer service and home installation workforces in the UK.

Transmission costs were £234 million, an increase of £63 million on the comparable period, which entirely related to the first time consolidation of Easynet and broadband costs of £63 million. Underlying transmission costs were flat on the comparable period.

Analysis of revenue 2006 (%)


1
2
3
4
5
6

1 DTH 76%
2 Cable 6%
3 Advertising 8%
4 Sky Bet 1%
5 Sky Active 2%
6 Other 7%

Analysis of operating expenditure 2006 (%)


1
2
3
4
5

1 Programming 49%
2 Transmission 7%
3 Marketing 19%
4 Subscriber Management 14%
5 Administration 11%

Administration costs grew by £53 million on the comparable period to £348 million. This mainly reflects the inclusion of Easynet and broadband administration expenditure of £29 million and increased depreciation of £16 million as a result of the Group's infrastructure programme which commenced in August 2004.

Total operating profit grew by 7% on the comparable period (which benefited from a one-time £13 million receipt of ITV digital programming receivables) to £877 million. Group operating profit margin for the year was 21%.

Joint Ventures

The Group's share of net profits from its joint ventures was £12 million, a reduction of £2 million on the comparable period. This reflects the disposal of the Group's holding in Granada Sky Broadcasting and Music Choice Europe and lower operating results from the History Channel which has been partially offset by improved results from National Geographic and Attheraces.

Interest

The total net interest charge for the year was £91 million, an increase of £33 million on the comparable period. The higher charge reflects an £18 million non-cash movement in the mark-to-market valuation of non-hedge accounted derivatives, interest payable on the guaranteed notes issued on 20 October 2005, which raised net proceeds of around £1,014 million and the net impact on interest following the acquisition of Easynet.

Taxation

The total tax charge for the period of £247 million includes a current tax charge of £141 million and a deferred tax charge of £106 million. The mainstream corporation tax liability for the period was £147 million and in accordance with the quarterly payment regime, £95 million was paid during the year in respect of this liability.

As a result of the acquisition of Easynet, the Group recognised a deferred tax asset of £83 million during the year, representing timing differences on fixed assets. The current tax charge has benefited from a partial unwind of this asset in the current year of £59 million, reducing the cash tax liability due in respect of the current year profits accordingly. The balance is expected to unwind in future periods.

Earnings

The Group's adjusted profit for the year was £561 million, generating adjusted earnings per share of 30.7 pence, an increase of 9% on the comparable period. Including a mark-to-market movement, net of tax, of £10 million, the Group's profit for the year was £551 million generating basic earnings per share of 30.2 pence.

Cash Flow

Sky's cash flow generation continued to be very strong with operating cash inflows exceeding £1 billion for the first time. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 11% to £1,017 million. After a small net working capital outflow of £13 million, following the payment in the quarter of the deposits for the recently secured FA Premier League rights, the Group generated a cash inflow from operations of £1,004 million. After taxation of £172 million, net interest payable of £62 million, net proceeds from joint ventures of £5 million and capital expenditure of £212 million, the Group generated £563 million of free cash flow. A total of £599 million was returned to shareholders through a combination of the ordinary dividend and share buyback programme and a net cash outflow for acquisitions, primarily for the acquisition of Easynet, was £209 million. After the inclusion of share option purchases and proceeds and the revaluation of long-term borrowings and borrowing-related financial derivatives, the Group's net debt increased by £373 million during the year to £761 million.

During the year the Group made further progress on its capital expenditure and infrastructure programme. The Group spent £38 million completing the final stages of the project to upgrade and implement new customer management systems, which went live for all DTH customers on 31 March 2006. A total of £37 million was spent unbundling exchanges and readying the business for the launch of Sky Broadband and £16 million was invested to progress the Group's property, business continuity and infrastructure projects. The Group invested £10 million to upgrade its production and broadcast facilities ahead of the launch of high definition services and capitalised £14 million of smartcard development costs. The remaining £97 million was spent on a number of projects, such as IS infrastructure, broadcast equipment and the development of new products and services.

Distributions to shareholders

The Board of Directors is proposing a final dividend of 6.70 pence per ordinary share, resulting in a total dividend for the year of 12.20 pence and consistent with the Board statement in February 2006 that it intende to reduce target dividend cover from approximately 3.0 times to approximately 2.5 times underlying earnings.

In light of the continued cash generative nature of the Group, it is the Board's aim tc maintain a progressive dividend policy throughout the investment phase of the recently announced broadband strategy. It is therefore the Board's current intention to reflect the underlying growth in earnings when setting future dividends, resulting in continued real growth in dividend per shar

The ex-dividend date will be 25 October 2006 and, subject to shareholder approva at the Company's Annual General Meeting the dividend will be paid on 17 November 2006 to shareholders on record on 27 October 2006.

During the year the Group repurchased for cancellation 76.4 million shares for a total consideration of £408 million, including stamp duty and commissions. This comprised 22.7 million shares which completed the authority granted on 12 November 2004 and 53.7 million under the current authority granted on 4 November 2005.

Corporate

On 18 July 2006, the Group launched Sky Broadband, a compelling and exclusive broadband product for Sky customers, which offers great value and a range of packages to suit different usage needs within the home. The packages range from a free service, "Base", offering download speeds of up to 2Mb to a fast 16Mb connection, "Max", for £10 per month. All packages come with a free wireless router, free 12 months McAfee Security and the option of a professional home installation. The launch of Sky Broadband and Sky Talk, a telephony product for Sky customers, enable the Group to enter the highly valuable and growing markets of broadband, telephony, and related services for the first time. Whilst these markets offer attractive opportunities on a standalone basis, the Group believe that these new products will have potentially significant benefits to the Group's core pay television business.

On 20 October 2005, the Group made a recommended cash offer for the entire share capital of Easynet Group plc. The offer became unconditional in all respects on 6 January 2006. Easynet was de-listed from the London Stock Exchange in February 2006 and the acquisition of Easynet was completed on 10 March 2006.

On 14 October 2005, the Group announced a private placement with institutional investors which raised net proceeds of approximately £1,014 million from the issuance of guaranteed notes by its wholly owned subsidiary, BSkyB Finance UK plc.

Balance sheet

Goodwill increased by £206 million, from £417 million at 30 June 2005 to £623 million at 30 June 2006, primarily due to the purchase of Easynet.

Property, plant and equipment and intangible assets increased by £200 million, from £537 million at 30 June 2005 to £737 million at 30 June 2006, due to £232 million of additions in the year, including refurbishment of leasehold properties, investment in the broadband network, IT infrastructure and further investment in customer management systems, assets acquired on the purchase of Easynet of £108 million, partly offset by depreciation and amortisation of £140 million.

Current assets increased by £920 million from £1,363 million at 30 June 2005 to £2,283 million at 30 June 2006, predominantly due to an increase in short-term deposits of £453 million and cash and cash equivalents of £313 million principally due to the receipt of proceeds from the issuance of Guaranteed Notes on 20 October 2005.

Current liabilities increased by £383 million from £1,150 million at 30 June 2005 to £1,533 million at 30 June 2006. This increase was due to the reclassification of £162 million of borrowings from non-current to current liabilities (relating to a Guaranteed Note that is repayable in October 2006) and the timing of payments.

Non-current borrowings increased by £843 million, from £982 million at 30 June 2005 to £1,825 million at 30 June 2006, primarily due to the issuance of new Guaranteed Notes. The new Guaranteed Notes, which were issued on 20 October 2005, consist of (i) US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, (ii) US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and (iii) £400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017.

Adjusted earnings per share (pence)


06
30.7
05
28.2

ADJUSTED EARNINGS PER SHARE INCREASED BY 9% TO 30.7 PENCE

Full year dividend per share (pence)


06
12.2
05
9.0

THE GROUP PROPOSED A FINAL DIVIDEND OF 6.70 PENCE, RESULTING IN A TOTAL DIVIDEND FOR THE YEAR OF 12.20 PENCE, AN INCREASE OF 36%, REPRESENTING APPROXIMATELY 40% OF PROFIT FOR THE YEAR

10 million

THERE WERE NEARLY 10 MILLION BROADBAND CONNECTIONS IN THE UK BY THE END OF 2005, A NUMBER THAT'S PROJECTED TO DOUBLE BY 2010.

Leading

WE'VE CREATED AN ENTERTAINMENT AND COMMUNICATIONS SERVICE THAT COMBINES THE BEST OF BOTH SATELLITE AND BROADBAND.

The best of all worlds

"THERE'S SOMETHING FOR EVERYONE ON SKY - MUSIC, MOVIES, SPORT, COMEDY - AND IF I WANT TO GO OUT I CAN TAKE MY LAPTOP WITH ME AND WATCH PROGRAMMES ON THAT."

Natalie Taylor
Sky customer



Three big trends are changing our industry - the explosion of broadband, the huge expansion in the choice of TV and video channels, and the growing appetite for more storage in the home, so that content can be saved, shared, and watched again.

Many of the major developments we're undertaking at Sky are designed to position the business to take advantage of these new trends. The pace of change is quickening, and we're accelerating our own product development to match it. Part of this is about scalability and durability for the future, but even more important is flexibility - the flexibility to exploit new developments in the way that's best for the business, and best for our customers.

The acquisition of Easynet was a significant strategic step for Sky, because it meant that Sky was no longer just about satellite broadcasting, but broadband communications and telephony as well. There were nearly 10 million broadband connections in the UK by the end of 2005, a number that's projected to double by 2010. Buying Easynet gave us the opportunity to move quickly into broadband through a network that we plan to reach around 70% of the UK population by the end of 2007. Easynet's fibre optic network backbone is one of the largest and most advanced in the country, and already covers most of the major urban areas. The quality of its infrastructure also means that it is already capable of supporting video and telephony, and this gives us the basis for a powerful new service that brings together the strengths of satellite with the best of broadband. That new service is Sky Broadband, launched this summer.

What Sky Broadband gives us is the ability to bring together everything we already offer on Sky Digital with future products that broadband can offer, like internet-based telephone calls and video on demand. With Easynet's expertise and network, Sky is well positioned to create a service that offers the best of all worlds - the huge broadcast capacity of digital satellite that we already have, the two-way interactivity that Sky Broadband can offer, and massive storage capacity in the home, which builds on what we already do with Sky+. The result? A whole new standard for home entertainment. The future's already here.

Coverage for the whole home

We're making it possible to access Sky across the home. By keeping abreast of lifestyle trends, we've realised that people want more choice about what they watch and more flexibility about when and how they watch it.

In effect, they want a service that combines the widest possible choice of programming with storage options that offer the ability to access content that can be shared or seen again.

1. Broadband

   SKY CONTENT ON YOUR COMPUTER

   - SKY BROADBAND
   - SKY BY BROADBAND
   - INTERNET
   - SECURITY AND PARENTAL CONTROL

2. TV and Sky box

   THE BEST AND WIDEST CHOICE OF SKY TV ALL OVER THE HOUSE

   - SKY HD
   - SKY+
   - MULTIROOM
   - SKY BOX

3. Mobile

   ENJOY SKY ON YOUR MOBILE AND DOWNLOAD CLIPS ON THE MOVE

   - SKY BY MOBILE
   - SKY MOBILE TV

4. Portable wireless audio

   LISTEN TO SKY MUSIC, RADIO AND TV ANYWHERE IN THE HOUSE OR GARDEN

   - SKY GNOME

5. Telephony

   PHONE CALLS OVER BROADBAND

   - SKY TALK
   - LINE RENTAL



1 in 5 homes

ALMOST ONE IN FIVE SKY CUSTOMERS TAKES
SKY+ - THAT'S 1.6 MILLION HOMES.

Don't miss a thing

SKY+ CUSTOMERS CAN NOW SET UP REMOTE RECORDING USING THEIR MOBILE PHONE.

Innovation, innovation, innovation

"HAVING SKY+ MEANS WE ACTUALLY GET TO WATCH TV TOGETHER, OTHERWISE WE'D NEVER WATCH THE SAME PROGRAMMES AT THE SAME TIME. BOTH OUR LIVES ARE VERY BUSY AND WE HAVE TWO SMALL CHILDREN SO WE DON'T GET THAT MUCH TIME TO OURSELVES - BABYSITTERS CAN BE EXPENSIVE SO A LOT OF OUR RELAXATION TIME IS SPENT CURLED UP ON THE SOFA CATCHING UP ON OUR FAVOURITE TV SHOWS."

Amanda Chesney
Sky customer



One of the things we offer all Sky customers is the chance to take advantage of the latest technology. First it was digital TV, then an integrated digital decoder and personal video recorder in the shape of Sky+, and now, high definition. But this isn't innovation for its own sake. It's first, last and always about our customers. It's about what new technology can do for them, and how we can use it to make Sky better, brighter, and even more enticing.

We invested time and money to make our services easier and safer to use. We've grouped channels into genre packages to make it simpler for people to decide what to buy, we've added new features, and we've upgraded the parental control systems that are so important to families. And we're working in partnership with other industry-leaders: Vodafone is helping to bring Sky mobile TV to the UK, while Intel worked with us on Sky by broadband. But this is just the start.

As technology gets more complex, our priorities remain simple: give our customers more choice about their entertainment, and more control about when, how and where they access it. And package it in a way that's easy to use and adapts to fit their lives.

Sky+ adds up

Almost one in five Sky customers takes Sky+, our state-of-the-art technology that gives you the power to take control of when you watch your favourite programmes. Sky+ means you can stop fitting your life around TV, and start fitting TV around your life.

In the last year we've made improvements to the Sky+ service, expanding its features, increasing the storage capacity of our standard product, and making it even easier and more intuitive to use - after all, who has the time to struggle over instruction manuals? We have also added a remote record feature, so that you can programme your Sky+ box from your mobile phone. And soon you'll be able to do that on the web too - another Sky first.

High definition dawns

In May 2006 we launched Sky HD, the high definition television service that offers the widest choice of HD channels in the UK. *It's hard to explain how much better HD is until you see it, but* Sky HD viewers are already enjoying everything from sport to movies in vibrant colour and brilliant clarity.

The Barclays Premiership football season will be available in HD for the first time, as will the Coca Cola Football League, Guinness Premiership rugby, Ryder Cup golf and England's home internationals and domestic county cricket. We have two dedicated movie screens, as well as up to ten movies showing in HD on Sky Box Office HD every week, along with special HD programmes on Sky One HD, Artsworld HD, Discovery HD, and National Geographic HD. And Sky HD doesn't just offer superb picture and Dolby Digital 5.1 sound quality on many packages, but all the extra flexibility and convenience of Sky+ too.

SKY SPORTS


SAMSUNG
mobile

Chelsea versus Everton during the Barclays Premiership 2006 (photo by Ben Radford/Getty Images)

Plenty of plus points
WITH SKY+ YOU CAN STOP FITTING YOUR LIFE AROUND TV, AND START FITTING TV AROUND YOUR LIFE.


message
online
back up



Sky Broadband
EIGHT YEARS AGO SKY DIGITAL CHANGED THE FACE OF TELEVISION IN THE UK; NOW SKY BROADBAND IS SET TO DO THE SAME FOR INTERNET ACCESS.

"THE PICTURE QUALITY ON HIGH DEFINITION IS UNBELIEVABLE. THE FIRST TIME I SAW IT I SAT THERE FLICKING FROM THE HD CHANNEL TO THE NORMAL ONE, JUST LOOKING AT THE DIFFERENCE. IF YOU WATCH A FOOTBALL MATCH YOU CAN ACTUALLY SEE THE PLAYERS' FACES - ALL THE DETAIL. IT'S WICKED!"

David Franks
Sky customer





Offering such a comprehensive HD service has been a huge technical challenge for us as a business, and has involved everyone from the transmission teams, to customer support, to marketing. We've also been working with Sony on co-marketing the huge advantages of HD, and there have been some great offers for people buying both a Sky HD box and Sony HD-Ready TV.

Everything we've seen suggests that there'll be huge demand for HD TV - once you've seen what HD can do, ordinary TV just isn't the same. As with digital, people are going to look for a supplier who can give them a reliable service that's easy to use and offers unbeatable choice. No-one can do that better than Sky.

Sky Broadband is here

In July 2006 we launched our very own broadband service - Sky Broadband. On the back of Easynet's state-of-the-art network, which covers 28% of UK households, customers have the chance to enjoy the best of the web including super-fast surfing and high-speed downloading of music, games, sports clips and movies. As with everything we do, our first priority with Sky Broadband was to create a product that's reliable, easy to use, secure, and offers value for money. The basic service is a free subscription to Sky TV customers, and there are also 'Mid' and 'Max' packages for people who want extra speed and usage. All three come with an option of home installation, and a free wireless router so that the benefits of broadband can be enjoyed by the whole family, all over the house. And on top of that we're also offering customers telephone calls on Sky Talk. This will save people money on their phone bills with unlimited calls to UK landlines, any time of day, for just £5 a month.

Sky Broadband opens up all the possibilities of the internet to Sky customers, but people with an existing broadband connection have been able to use it to access some of our premium content for some time. Sky by broadband already gives Sky World, Sky Sports Mix and Sky Movies Mix customers the extra freedom and convenience of accessing around 400 movies and over 1,000 different sports clips via their PC or laptop at no extra charge. So far over 250,000 customers have signed up to Sky by broadband and there have been over a million downloads, and we'll be adding entertainment programming from Sky One later in 2006.

Making Sky mobile

Sky by mobile offers customers Sky News, Sky Sports and entertainment video clips and stories on their mobile phone allowing them to stay in touch with live events even when they're out of reach of the TV. Customers can also access the Sky Guide - Sky's 7-day TV listing service.

We launched Sky Mobile TV in November 2005 in partnership with Vodafone. We offer over 20 different channels by 3G phone - some are live, like Sky News, Sky Sports News, and CNN, while others are mobile TV versions of favourite channels (like Sky One, MTV or Cartoon Network) that are designed to be watched in short bursts, maybe when you've only ten minutes to spare. Customers seem to love Sky Mobile TV: by the end of June there were over 100,000 new subscriptions to Sky Mobile TV. In 2006 a whole summer of live sport was available on Sky Mobile TV, including exclusive live coverage of the Football League Play-Offs and England's Test and One-Day internationals against Sri Lanka and Pakistan.



Sky Mobile TV
WE LAUNCHED SKY MOBILE TV IN NOVEMBER 2005

IT IS ESTIMATED THAT AROUND 2.7 MILLION HD-READY SCREENS WILL HAVE BEEN SOLD BY THE END OF 2006.

better

WITH PICTURE QUALITY MORE THAN 4 TIMES THAT OF AN ORDINARY BROADCAST, HD IS SET TO BE THE BIGGEST THING IN TV SINCE THE LAUNC OF COLOUR IN THE LATE 1960s.


SONY

…ANS EVERYTHING FROM FAMILY
…OURITES LIKE THE LADY AND
… TRAMP AND CINDERELLA, TO
…MIERES OF NEW BLOCKBUSTER
…ATIONS LIKE THE INCREDIBLES.



…RE ARE NOW OVER 500 CHANNELS AVAILABLE ON SKY.



…SHOWED OVER 40,000 HOURS OF
…ORT LAST YEAR, INCLUDING OVER
… OUTSIDE BROADCASTS.



SKY SPORTS
Live International Cricket, Sky Sports



'Saved For The Nation' on Artsworld
© National Galleries of Scotland

A richer mix
WE BEGAN EXCLUSIVE LIVE COVERAGE OF ENGLAND'S HOME TESTS THIS SUMMER, STARTING WITH THE SRI LANKAN TOUR. ARTSWORLD FORMALLY BECAME PART OF OUR FAMILY OF CHANNELS, WHICH WILL ENRICH THE QUALITY OF OUR ARTS PROGRAMMING.

Awards

IN 2006, SKY NEWS WAS NAMED BE NEWS CHANNEL IN BROADCAST'S 'DIGITAL CHANNEL AWARDS'. IT WON THE ROYAL TELEVISION SOCIETY'S INNOVATION AWARD AND JEREMY THOMPSON WAS NAMED THEIR NEW PRESENTER OF THE YEAR.

Must-see TV

" I LIKE WATCHING DISNEY, TROUBLE AND MOVIES. SKY'S GOT A LOT OF GREAT COMEDY KINDS OF SHOWS, AND ONES ON DANCING. "

Tyra Macintosh
Sky customer



As the competition intensifies from new platforms and new service providers, Sky has one aim: to maintain its leading position in home entertainment.

The number of channels available to our customers now stands at more than 500. That's not to say every viewer is going to watch every channel. But we know that our subscribers appreciate the breadth and depth of viewing choice across every genre, be it news, documentaries, entertainment, movies or sport. By offering the broadest collection of TV services and radio stations, subscription, pay-per-view and free-to-air channels, the digital satellite platform is without parallel and is watched by one in every three homes in UK and Ireland.

At a time when viewing of terrestrial general entertainment channels continues to decline, Sky One remains one of the UK's most-watched digital channels by investing in the best US first-run content, such as 24 and The Simpsons and in innovative domestic commissions including The Match, Brainiac and the forthcoming lavish reimaging of the classic sci-fi fantasy series, The Prisoner. At the other end of the scale, Artsworld sets the pace in comprehensive cultural coverage of opera, dance, classical music, jazz, design, the visual arts, architecture, cinema, literature and the theatre.

Sky now has five sports channels, two dedicated HD services, pay-per-view offerings and streamed programming for broadband internet and mobile devices. Everybody knows Sky Sports for its comprehensive football coverage, ranging from the Barclays Premiership to the UEFA Champions League, but there's a lot more to Sky Sports than footba l. It's now the home of English npower Test cricket, Guinness Premiership and Heineken Cup rugby and an array of equestrian events, golf, darts, tennis and the most prestigious date in the yachting calendar, the America's Cup. In all, Sky Sports carries some 40,000 hours of coverage a year backed up by the best analysts and commentators in the business.

The Sky Movies subscription channels and the pay-per-view service Sky Box Office screen more than 2,000 films every year including the UK television premieres of movies such as The Chronicles of Narnia: The Lion, the Witch and the Wardrobe and Pride and Prejudice. But that's just for starters. We also offer exclusive studio content, interviews, classic films from Hollywood's golden age and the best in arthouse cinema from around the world. Clips, updates and background information are accessible via mobile phones and premium customers can download their choice of around 400 full-length movies via Sky by broadband.

As viewing habits change so to do the way customers consume news. Sky News remains the pioneering 24-hour news channel it has always been, with its award-winning team of correspondents and expert commentators covering breaking news whenever and wherever it happens. Broadcasting from our new purpose-built news studios, Sky News is also now live 24 hours a day online and on video-compatible mobile phones.

“WHENEVER WE'VE HAD TO CONTACT SKY WE'VE NEVER HAD ANY PROBLEMS GETTING THROUGH, AND THE PERSON ON THE OTHER END OF THE PHONE HAS ALWAYS SEEMED PRETTY CLUED-UP, COURTEOUS AND HELPFUL. THAT'S ONE OF THE MAIN THINGS YOU LOOK FOR IN CUSTOMER SERVICE, BECAUSE IF YOU DO NEED TO RING THEM IT'S USUALLY BECAUSE THERE'S SOME SORT OF PROBLEM AND YOU WANT TO GET IT RESOLVED QUICKLY.
”

Stephen Ellis
Sky customer





90% OF OUR CUSTOMERS RATE OUR SERVICE AS GOOD OR VERY GOOD.

1.2m calls

WE DEAL WITH AROUND 1.2 MILLION CALLS A WEEK, AND THAT RISES TO OVER 1.6 MILLION IN THE LEAD-UP TO CHRISTMAS.

Service makes the difference

We've built our business on a deep desire to give our customers what they want, and a true dedication to serving them well. When it comes to customer service we want to get it right first time, every time, 365 days a year.

We see customer service as one of the mainstays of our success – now and in the future. That's why managers of all levels regularly set aside time to listen in at our contact centres, and join our field engineers when they're making home visits. There's no substitute for direct feedback like that, and we are constantly talking to our customers. We regularly undertake focus and research groups that canvas the views of people who are already Sky customers, as well as some who aren't.

What we're aiming for is a real relationship with our customers – a genuine two-way dialogue rather than the one-way communication most viewers have with traditional TV. We've upgraded our customer management systems, investing both in people and technology. This project was completed in March 2006, and we now have a fully-integrated system that links our telephone contact centres with our 3,500 field engineers, who are connected via hand-held computers. The result is that the customer gets a faster, more efficient and more synchronised service on everything from installations, to repairs, to moving house.

The upgrade also gives us a system with a lot more capacity, and the ability to cope both with developments in technology and the projected growth in our customer base. We were already dealing with over a million calls and 60,000 home visits a week, but we now have 2,000 more customer service advisors, 600 new engineers, and a computer database that can cope with over 10 million customers and more than two trillion separate pieces of data.

Our average customer satisfaction rating across all customer interactions was approximately 90% over the past year (the number of people saying our services are good or very good). The 10% that didn't hit this mark were usually as a result of some inflexibility in our processes, or a breakdown in communications between the contact centre and the engineers in the field: the new system is especially designed to address exactly these issues.

At the same time, having a fully-integrated system means that our contact centre staff can give customers better advice: the more we know about each individual customer, the more help we can give them on the sort of packages that will suit them best, and any new options available to them. We're backing this up by giving our customer service staff a lot more scope to use their initiative when dealing with customer requests – from giving a free movie to surprise and delight a loyal customer, to sending out a gift voucher to say sorry when we've got something wrong. It's all about going the extra mile so that every customer knows how important they are to us.

It's all part of the same basic philosophy: if choice, flexibility and innovation are the key to getting new customers, it's great service that will help us keep them.

"IT DOESN'T MATTER HOW MANY INSTALLATIONS YOU DO, YOU'LL ALWAYS COME ACROSS SOMETHING YOU HAVEN'T HAD TO DEAL WITH BEFORE – I ONCE HAD TO ATTACH A DISH TO THE MAST OF A HOUSEBOAT, AND EVEN ABSEILED DOWN THE OUTSIDE OF MIDDLESBROUGH FOOTBALL STADIUM. MOST AREN'T AS DRAMATIC AS THAT, BUT WE GO THE EXTRA MILE FOR ALL OUR CUSTOMERS, WHEREVER AND WHOEVER THEY ARE."

Francis Ayrton
Sky engineer


Francis Aryton
Sky Engineer

awareness

WITH 93% OF PEOPLE RECOGNISING THE SKY NAME, WE ARE KNOWN BY VIRTUALLY THE ENTIRE POPULATION.


itdoesn'tgetbetterthanthisband.
Sky Broadband for Sky customers

SKY BROADBAND WAS LAUNCHED IN JULY 2006 WITH A NATIONWIDE MARKETING CAMPAIGN.

Leading marketing

IN THE 2006 MANAGEMENT TODAY SURVEY, SKY WAS VOTED THE MOST ADMIRED COMPANY IN THE UK FOR THE QUALITY OF ITS MARKETING.

The strength of the brand

“SKY'S COMPETITORS ARE A BIT MORE LIMITED IN TERMS OF THE QUALITY AND CHOICE OF THEIR PROGRAMMING. SKY IS MODERN, GOOD VALUE AND IT MAKES LIFE EASY. I GOT EXACTLY THE PRODUCT THAT I EXPECTED WHEN I SIGNED UP FOR IT - IT'S NEVER DISAPPOINTED ME YET, AND FOR ME, IT'S THE BEST CHOICE I COULD HAVE MADE.”

Martina Grubeck
Sky customer



The strength of the Sky brand continues to be a major factor in the success of the Company, helping to drive both acquisition and customer loyalty.

We have far greater brand awareness than any of our rivals, and with 93% of people recognising the Sky name, we are known by virtually the entire population.

Over the last couple of years our marketing has established Sky as the leader in entertainment. Led by the successful 'what do you want to watch?' campaign, 76% of our customers now rank us first on this measure and four times as many potential customers rate us as the leader in entertainment versus other pay-TV providers.

A further measure of brand strength can be found in the levels of trust shown by our customers, and their willingness to recommend us. At 74% we have a higher level of trust than other pay-TV companies, and an incredible 96% of Sky+ customers would recommend us to their friends.

As the world of home entertainment and communications evolves and converges, the strength of the Sky brand will be instrumental in our success. Research into the broadband sector prior to the launch of Sky Broadband revealed that a strong determining factor is the strength of a company's brand. In a sector with hundreds of different companies, consumers want the reassurance of a known brand, and they immediately place Sky alongside the other major broadband providers. Thanks to our consistent track record, consumers are confident that Sky Broadband is going to be a market-leading product delivered in the unique Sky style.

Two years ago we embarked on a journey to establish Sky as the nation's number one entertainment choice, in a bid to attract both new customers and establish a deeper and stronger relationship with current ones. We've come a long way now, and we're seeing how the strength of our brand is helping to convince increasing numbers of households across the UK and Ireland that Sky will give them the best entertainment and the right technology for the home of the future, and all from a company they know they can trust.



Sources: SPA, Hall & Partners, Outlook Research


sky
what do you want to watch?
sky.com
Wild Africa
SKY movies
what do you want to watch?
sky.com

Carbon neutral

IN MAY 2006 WE BECAME THE WORLD'S FIRST MAJOR MEDIA COMPANY, AND ONE OF THE FIRST FTSE 100 BUSINESSES, TO BECOME FULLY CARBON NEUTRAL.

SKY

THE BIGGER PICTURE

41,414 tonnes CO_2 equiv offset

IN ORDER TO BECOME CARBON NEUTRAL, SKY CALCULATED ITS CARBON FOOTPRINT FOR BSKYB AND EASYNET IN CONJUNCTION *WITH THE EDINBURGH CENTRE FOR CARBON* MANAGEMENT (ECCM).

Energy initiatives

TO ACHIEVE CARBON NEUTRAL STATUS WE REDUCED OUR OVERALL ENERGY, INCREASED EFFICIENCY AND PURCHASED CARBON OFFSETS IN TWO RENEWABLE ENERGY PROJECTS. WE ALSO LAUNCHED THE 'BIGGER PICTURE' INITIATIVE THAT HELPS COLLEAGUES, BUSINESS PARTNERS AND CUSTOMERS UNDERSTAND AND REDUCE THEIR OWN ENERGY IMPACTS.

Taking responsibility

Few other brands hold such a unique and privileged place at the heart of people's homes as Sky. We recognise that with that position comes responsibility – to our customers, to society at large, and to the physical environment.

We care about the issues our customers care about, and we view it as our corporate responsibility to help address these concerns. This is not about pretending to do something for the sake of giving subscribers and investors a warm and fuzzy feeling – Sky is making a real and committed effort to make a positive difference.

Our efforts are broad and multifaceted.

Long-running programmes focus on using our unique profile as a broadcaster to inspire young people. They range from Living for Sport, a project run in one in every seven schools in the UK, which uses the power of sport to engage and inspire young people who are at risk of dropping out of education, to our involvement with Reach for the Sky, which offers young journalists a taste of what it is like to work in the media.

But corporations have a wider responsibility. We know our customers care about the environment and that global warming is becoming an increasingly important area of concern. One of our proudest achievements this year is to have become the first major media company and one of the first FTSE 100 to achieve carbon neutral status.

To become carbon neutral, we have assessed our emissions and worked to reduce them wherever possible. These initiatives include installing automatic lighting sensors in our buildings and purchasing power from renewable sources.

Going carbon neutral means that as well as reducing the amount of energy we use in the first place, we off set our remaining, unavoidable emissions. We have purchased carbon offsets in two renewable energy offset projects through The CarbonNeutral Company.

Our efforts are making an impact closer to home than you may at first think. We have reduced the power consumption of our Sky boxes by half since they were first introduced. The fact that we have a presence in more than 8 million homes means this has contributed a great deal to our efforts. We want to assist our *customers to make a difference, providing practical and inspiring* ways to become better informed and more progressive about energy use.

Our corporate profile is evolving to reflect our growing commitments. We are ranked in both FTSE4Good and the Dow Jones Sustainability Indexes. We are also proud to be the only broadcasting company in the world to appear in the *Global 100 Most Sustainable Corporations index.*

In addition to the environment, we are tackling areas that relate directly to our operations as the leading provider of multichannel entertainment in the UK.

We know how important Sky's parental control features are for families, and we've listened to the feedback we have received. *on this and improved the service further on our satellite and* Sky services. In addition, Sky+ was the first personal video recorder to be protected with a PIN number, and parents can now restrict access to programmes based on ratings, remove channels from the electronic programme guide, and control pre-watershed playback of programmes already recorded on Sky+.

We also work hard to make Sky as accessible as possible for everyone. *Our subtitling, signing and audio description features* are highly-regarded, and they're supported by our customer service. And during the last year we've worked with Scope and Age Concern to develop two new remote controls for older customers and those with disabilities.

COMPANIES THAT COUNT 2006 THE SUNDAY TIMES

MOST SUSTAINABLE CORPORATIONS GLOBAL 100

FTSE4Good

Recognition

WE'RE IN THE FTSE4GOOD AND THE DOW JONES SUSTAINABILITY INDEX, *AND WE'RE PROUD TO BE THE ONLY* BROADCASTING COMPANY IN THE GLOBAL 100 MOST SUSTAINABLE *CORPORATIONS IN THE WORLD.*



The power of sport

LIVING FOR SPORT IS ONE OF OUR FLAGSHIP COMMUNITY PROGRAMMES WHICH USES SPORT TO INSPIRE YOUN PEOPLE AT RISK OF DROPPING OUT OF SCHOOL. WE'VE ALSO HELPED TO FUN DAME KELLY HOLMES AS THE FIRST NATIONAL SCHOOLS SPORT CHAMPIOI AND SHE'LL BE WORKING WITH LIVIN FOR SPORT, AND VISITING SOME OF THE 300 SCHOOLS INVOLVED.


Click from 1 - 7 to find how Sky News unfolds.


reach
for the sky

Inspiring young people

THIS YEAR WE LAUNCHED A 'VIRTUAL NEWSROOM' – AN INTERACTIVE VERSION OF THE SKY NEWS STUDIOS THAT GIVES YOUNG PEOPLE EVERY-WHERE A CHANCE TO GET REAL EXPERIENCE OF WORKING IN BROADCASTING. THIS COMPLEMENTS OUR REACH FOR THE SKY PROGRAMM WHICH OFFERS YOUNG JOURNALISTS A TASTE OF WHAT IT'S LIKE TO WORK IN THE MEDIA.



13,344 employees

WE NOW HAVE OVER 13,000 PEOPLE WORKING FOR US, MAINLY IN WEST LONDON AND SCOTLAND.


CUSTOMER FOCUS
sky

12th in UK

SKY ROSE TO BECOME THE 12TH MOST PREFERRED EMPLOYER IN AN INDEPENDENT SURVEY OF 7,000 FINAL YEAR HUMANITIES STUDENTS IN UK UNIVERSITIES.

Being a responsible employer

the learning zone

The Learning Zone
SINCE WE LAUNCHED OUR ONLINE LEARNING ZONE IN OCTOBER 2004 OVER 4,000 EMPLOYEES HAVE SIGNED UP, AND MORE THAN 11,000 SETS OF MATERIALS HAVE BEEN DOWNLOADED OR BORROWED.

Sky's success has relied on the quality of its people, and we have one of the most talented and diverse teams in the industry. Our people have won awards for their contribution to the business and outstanding performances within their fields.

As Sky continues to diversify and grow as a Company, its change and evolution make it an increasingly challenging and rewarding place to work.

We need a team of people who can think quickly and come up with new ideas; people who can continuously improve our products and services and yet, at the same time, maintain an uncompromising commitment to the needs of our customers, now and in the future. We're continuing to invest in our people to ensure they stay motivated, flexible and resilient.

To do this, we've stepped up our employee development activities across the whole Company. We recognise how important it is for all our people to be at the top of their game, and hence our extensive investment in employee health and well-being programmes. We've also developed clear goals and priorities and shared these throughout our organisation - to make maximum use of our energy and resources.

Building buy-in like this is one reason why we've been able to evolve so successfully from a straightforward pay-TV operation to a far more complex integrated media business. It's also helped us to roll out new products like HD, Sky Broadband and Sky Mobile TV, and integrate Easynet and its people into the existing Sky organisation quickly and efficiently.

At the same time, we reviewed 20 key Sky departments to make sure they have the right structure, technology and expertise to deliver our new strategy. Despite all these changes, our level of recruitment remained steady at just over 3,000 new people last year, but this will rise as we staff up our customer services operation even further.

The 2006 employee survey shows that our people remain both committed and motivated about working at Sky, with year on year increases in the scores for employee engagement and advocacy for Sky as a place to work. In the Financial Times Great Place to Work survey 73% of our people rated Sky as a 'great place to work', compared to 66% last year. Another important measure of employee engagement is their willingness to be active advocates for the company and its services. In the latest Sky employee survey, 84% of our people said they would recommend Sky's products to their friends.

We organised almost 70,000 training days last year, ranging from HD training to performance management. We also expanded the online learning zone, which allowed 4,000 employees to download or borrow more than 11,000 resources on subjects ranging from customer service, to strategy and leadership. The latter was backed up by management development workshops attended by more than 900 managers.

With customer focus so important for the future, we launched a customer closeness programme for executives and key managers, and a new sales development centre, which develops and trials new approaches to selling and interacting with customers, especially for around 8,000 people who speak with customers on the phone or meet them in their homes. We ran over 22,000 training days for our sales advisors last year, and over 17,000 for our field engineers. Alongside this, the 'Kaizen' approach we're now using in customer service means that our people are encouraged to use what they

What's Next?
WE HOSTED A SECOND 'WHAT'S NEXT?' EVENT FOR 500 OF OUR PEOPLE IN MARCH 2006, TO SHARE OUR VISION OF SKY'S FUTURE. THE EVENT WAS RECORDED AND PRESENTED TO ALL DEPARTMENTS AT SKY, GIVING EVERYONE THE CHANCE TO ASK QUESTIONS, AND UNDERSTAND WHAT OUR PLANS MEAN FOR THEIR TEAMS.

Meet the Team
WE'VE CREATED A 'TEAM SKY' PROGRAMME TO RECOGNISE PEOPLE WHO ARE PARTICULARLY GOOD ROLE MODELS FOR OUR VALUES OF TUNED-IN, INVITING, IRREPRESSIBLE AND FUN.



Sky Sharesave
OUR SHARESAVE SCHEME GIVES ALL OUR PERMANENT EMPLOYEES THE OPPORTUNITY TO HAVE A STAKE IN SKY AND SHARE IN OUR SUCCESS BY BUYING SHARES THROUGH A 3 OR 5 YEAR SAVINGS SCHEME.


FEEL KARMA
WELLBEING
2005

Health and well-being
OVER 3,000 PEOPLE ATTENDED OUR LAST 'FEEL KARMA' EVENT ON HEAL AND WELL-BEING, WHICH INCLUDED SESSIONS ON ISSUES LIKE SLEEP, NUTRITION, STRESS, EXERCISE, AND WORK-LIFE BALANCE.

learn from customers and from their own experience to spot glitches in technology, products or services and work out fast, practical improvements.

Another key factor for us is our ability to keep innovating, and this has been recognised in the Financial Times Best European Business Award for Innovation. Inside the business the technology and products group works across the whole senior management team, to ensure that Sky continues to roll out more new products faster and better. And we draw talent from across the whole company to brainstorm new ideas.

We've used a number of different media to communicate Sky's strategy to employees over the last year: there have been workshops, iPod and text messages, special pieces on the intranet, and face-to-face presentations. And at the same time we've shared great stories with our people to celebrate our success, and look to the future.

It's always been exciting to work at Sky – we want to build on that and make Sky a place that attracts the best people, and gives them the chance to develop both as people and professionals.

External people survey (%)

06	73%
05	66%

IN THE FT 'GREAT PLACE TO WORK' SURVEY EMPLOYEES' RECOMMENDATION OF SKY AS A PLACE TO WORK CLIMBED FROM 66% TO 73%.

"I'VE WORKED FOR SKY FOR 11 YEARS AND I ABSOLUTELY LOVE IT. THERE'S A REAL SENSE OF LOYALTY FROM THE COMPANY TO THE PEOPLE WHO WORK FOR SKY. THE PERKS ARE GREAT, AND THE INCENTIVES FOR REALLY GOOD PERFORMANCE CAN BE FANTASTIC: ME AND MY TEAM HAVE HAD SOME UNFORGETTABLE DAYS OUT TOGETHEF – THINGS WE'D NEVER OTHERWISE GE A CHANCE TO DO. AND AT THE END OF THE DAY I LOVE DOING WHAT I DO – HELPING PEOPLE, AND SOLVING THEIR PROBLEMS."

Shirley Turnbull
Sky employee



Chase Carey (age 52)
NON-EXECUTIVE DIRECTOR

Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer ("CEO") of The DIRECTV Group, Inc. ("DIRECTV") and serves on the Board of Yell Group plc. Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group ("FEG"). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited ("Star"), Director of NDS Group plc ("NDS") and Director of Gemstar-TV Guide International, Inc. ("Gemstar").

Jeremy Darroch (age 44)
EXECUTIVE DIRECTOR

Jeremy Darroch was appointed as Chief Financial Officer ("CFO") and a Director of the Company on 16 August 2004. Mr Darroch joined Dixons Group plc ("Dixons") in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to Dixons, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. In February 2006 Mr Darroch was appointed a Non-Executive director of Marks & Spencer Group plc. Mr Darroch is a member of the 100 Group of Finance Directors.

David DeVoe (age 59)
NON-EXECUTIVE DIRECTOR

David DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been an Executive Director of News Corporation since October 1990, Senior Executive Vice President of News Corporation since January 1996, CFO and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990. Mr DeVoe has been a Director of News America International ("NAI") since January 1991 and a Director of Star since July 1993. Mr DeVoe has also been a Director of FEG since 1991 and a Senior Executive Vice President and CFO since August 1998. Mr DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since June 2001.

David Evans (age 66)
INDEPENDENT NON-EXECUTIVE DIRECTOR

David Evans was appointed as a Director of the Company on 21 September 2001. In July 2006, Mr Evans joined the executive team of RHI Entertainment ("RHI"). Mr Evans was previously President and CEO of Crown Media Holdings, Inc. ("Crown") and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. ("TINTA") from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation and President and CEO of Sky Entertainment Services Latin America, LLC.

Nicholas Ferguson (age 57)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and was appointed Chairman of the Remuneration Committee on 31 January 2006. Mr Ferguson is Chairman of SVG Capital, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.

Andrew Higginson (age 49)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc ("Tesco"). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.

Allan Leighton (age 53)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992. In September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned all of these positions in September 2000. Mr Leighton is Non-Executive Chairman of BHS Limited and Royal Mail Group plc and Deputy Chairman of Selfridges & Co Limited.

James Murdoch (age 33)
EXECUTIVE DIRECTOR

James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch's appointment as CEO, he was Chairman and CEO of Star from May 2000. Prior to 4 November 2003, Mr Murdoch was Executive Vice President of News Corporation and a member of News Corporation's Board of Directors and Executive Committee and served on the Board of NDS. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University. James Murdoch is the son of Rupert Murdoch.

Rupert Murdoch (age 75)
NON-EXECUTIVE DIRECTOR AND CHAIRMAN

Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001 and DIRECTV since 2003.

Jacques Nasser (age 58)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser is a Senior Partner of One Equity Partners. In addition, Mr Nasser serves on the Board of Quintiles Transnational Corporation, Brambles Industries, BHP Billiton and the International Advisory Board of Allianz A.G.. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser's significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser's work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

Gail Rebuck CBE (age 54)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited ("Random House"), one of the UK's leading trade publishing companies. In 1982, Ms Rebuck became a founder Director of Century Publishing ("Century"). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government's Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year's Honours List.

Lord Rothschild (age 70)
SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN

Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management and J Rothschild Assurance, the life assurance company now part of St James's Place Capital plc. From Oxford University Lord Rothschild joined the family bank, N.M. Rothschild & Sons, and subsequently ran the corporate finance department and became chairman of the executive committee, before leaving N.M. Rothschild & Sons in 1980 to develop his interests in the financial sector. In addition to his career in the world of finance, he has been involved in philanthropy and public service.

Arthur Siskind (age 67)
NON-EXECUTIVE DIRECTOR

Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind has been an Adjunct Professor of Law at the Georgetown Law Centre since 2005. Mr Siskind has been a member of the Bar of the State of New York since 1962.

Lord St John of Fawsley (age 77)
NON-EXECUTIVE DIRECTOR

Lord St John of Fawsley was appointed as a Director of the Company on 20 November 1991. Lord St John was a Director of the N.M. Rothschild Trust from 1990 to 1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 1985 to 2000. He is Grand Bailiff and Head of Order of St Lazarus of England and Wales. Lord St John is a member of the Privy Council and holds the Order of Merit of the Italian Republic. Lord St John has held the offices of Minister of State for Education, Minister of State for the Arts, Leader of the House of Commons and Chancellor of the Duchy of Lancaster. Lord St John has also been Master of Emmanuel College, Cambridge. Lord St John is a regular commentator on television and radio. Lord St John has decided not to seek re-election at this year's AGM and will retire from the Board.

Lord Wilson of Dinton GCB (age 63)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. He has been a Non-Executive Director of Xansa plc since April 2003 and will become Non-Executive Chairman of C.Hoare and Co, Bankers, in October 2006. Lord Wilson entered the Civil Service as an assistant principal in the Board of Trade in 1966. Lord Wilson subsequently served in a number of departments, including 12 year in the Department of Energy, where his responsibilities included nuclear power policy, the privatisation of Britoil, personnel and finance. Lord Wilson heade the Economic Secretariat in the Cabinet Office under Mrs Thatcher from 1987 to 1990 and, after two years in the Treasury, was appointed Permanent Secretary of the Department of the Environment in 1992. Lord Wilson became Permanent Under Secretary of the Home Office in 1994 and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanue College Cambridge. Lord Wilson was made a peer in November 2002.

Alternate Directors

Rupert Murdoch, David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their Alternate Director and, in addition, each has appointed Leslie Hinton to act as his Alternate Director. David Evans has appointed Allan Leighton as his Alternate Director.

Leslie Hinton (age 62)
ALTERNATE DIRECTOR

Leslie Hinton served as a Director of the Company from 15 October 1999 until 13 February 2003. Following his resignation as a Director, Mr Hinton was immediately appointed as an Alternate Director of the Company. Mr Hinton was appointed President of Murdoch Magazines in the US in 1990, two years later becoming CEO of Fox Television Stations and in 1995 he became Executive Chairman of News International Limited. Mr Hinton is a member of News Corporation's Executive Committee. In 1996 he joined the board of the Press Association in Britain. He has been Chairman of the newspaper and magazine publishing industry's code of Practice Committee since 1998. Mr Hinton was appointed as an independent Non-Executive Director of Johnston Press plc in March 2005.

Activities

The Chairman's statement, Chief Executive Officer's statement, operating review and the financial review at the front of this document, report on the principal activities of the Group, its financial and operating performance during the year and the future development of the business.

Results and dividends

The profit for the year ended 30 June 2006 was £551 million (2005: £578 million). The Directors recommend a final dividend for the year ended 30 June 2006 of 6.70 pence per ordinary share which, together with the interim dividend of 5.50 pence paid to shareholders on 25 April 2006, will make a total dividend for the year of 12.20 pence (2005: 9.00 pence). Subject to approval at the Annual General Meeting ("AGM"), the final dividend will be paid on 17 November 2006 to shareholders appearing on the register at the close of business on 27 October 2006.

Share capital

On 27 July 2006, the following companies, or their subsidiary undertakings, held more than 3% of the Company's share capital:

News UK Nominees Limited (a subsidiary of News Corporation)	38.36%
Franklin Resources, Inc. and its affiliates	10.00%
Janus Capital Management LLC	3.86%
Barclays PLC	3.85%
Brandes Investment Partners L.P.	3.12%
The Capital Group Companies, Inc.	3.10%
FMR Corp. and Fidelity International Limited	3.06%
Harris Associates L.P.	3.03%

Corporate governance

The Company is committed to maintaining high standards of corporate governance in its management of the affairs of the Group and when accounting to shareholders. Throughout the year ended 30 June 2006, the Company has been in compliance with the Combined Code on Corporate Governance, apart from the requirement for Directors who have served more than nine years being subject to annual re-election. The Company can confirm that following the 2006 AGM the Company will in future comply with this aspect of the Code. The Company values its dialogue with both institutional and private investors. For the benefit of private investors, the Company produces this short-form Annual Review which contains the information believed to be of most interest to them. A Summary Report on Directors' Remuneration is on pages 27 to 32.

Charitable contributions and community and environmental activities

The Group's fourth Corporate Responsibility Review will be published later this year, and will provide further information on the Group's commitment to corporate responsibility, including community and environmental activities (see www.sky.com/responsibilities).

Directors

The names and biographical details of the Directors of the Company are given on pages 24 and 25.

Chase Carey, Nicholas Ferguson, James Murdoch and Jacques Nasser retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2006 AGM. Lord St John of Fawsley will also retire from the Board by rotation at the 2006 AGM but will not be seeking re-election by the shareholders. Arthur Siskind, David DeVoe and Rupert Murdoch are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than 9 years.

Annual General Meeting

The notice convening the AGM to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on 3 November 2006 at 11.30am can be found in a separate notice accompanying the Annual Review.

By order of the Board,
Dave Gormley
Company Secretary

1. Remuneration Committee

1.1 Role of the Remuneration Committee and terms of reference

The Remuneration Committee (the Committee) is responsible for recommendations to the Board regarding:

- the Company's policy on remuneration for Board Directors and other Senior Executives of the Group who report directly to the CEO. In the latter case, decisions shall be the subject of recommendation to the Committee by the CEO;
- the design and implementation of incentive compensation arrangements including share-based schemes; and
- remuneration packages for Executive Directors of the Company, including basic salary, performance-based short and long-term incentives, pensions and other benefits.

The Committee sets the performance targets applicable to incentive compensation arrangements. As part of this process, it seeks to ensure that such packages provide employees with appropriate incentives to perform, reflective of their positions and roles within the Group, and that the employees are, in a fair and reasonable manner, rewarded for their individual contributions to the success of the Group. Payments or benefits offered to employees in excess of £250,000 which do not form part of an employee's expected remuneration or benefits require the approval of the Committee.

The full Terms of Reference of the Committee are available on the Company's corporate website at www.sky.com/corporate. The Committee met five times during the year and is scheduled to meet not less than twice during a year.

1.2 Membership of the Committee

The Committee comprised the following independent Non-Executive Directors during the year ended 30 June 2006:

- David Evans
- Nicholas Ferguson (Chairman)
- Jacques Nasser

Jacques Nasser resigned as Chairman and Nicholas Ferguson assumed the role in January 2006. There have been no other changes to the membership of the Committee during the year.

During the year, the Committee sought the advice of James Murdoch, the CEO, on matters relating to the Executive Directors and Senior Executives who report to him and advice from the Director of People and Organisational Development. The Committee was supported by the Company Secretary, and the finance function. The CEO was not present when matters affecting his remuneration were considered. The Chairman, Rupert Murdoch, did not attend any Remuneration Committee meetings during the year.

2. Remuneration policy

The Committee's reward policy reflects its aim to align Executive Directors' remuneration with shareholders' interests and to engage world-class executive talent for the benefit of the Group. The main principles of the policy are that:

- Total rewards should be set at appropriate levels to reflect the competitive market in which the Group operates
- The majority of the total reward should be linked to the achievement of demanding performance targets
- Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses a subset of the FTSE 100 as its major benchmark.

Executive Directors are not allowed to take on the chairmanship of a FTSE 100 company, but are allowed to take up one external non-executive FTSE 100 appointment and retain any payments in respect of this appointment.

In formulating its remuneration policy, the Committee is keen to understand shareholders' views on executive remuneration. From time to time the Company holds consultation meetings with a range of institutional investors, concerning aspects of the Committee's policy, and has taken their advice into account in arriving at remuneration decisions.

The Committee believes that performance share awards continue to be the best long-term incentive vehicle for Executive Directors and Senior Executives. The Committee also believes that the Group's historically strong operational performance has led the market to expect continued excellence in operational delivery. Accordingly, 70% of the Long-Term Incentive Plan ("LTIP") vests based on operational performance, while 30% vests based on Total Shareholder Return ("TSR") relative to the constituents of the FTSE 100. The operational performance conditions chosen include earnings per share ("EPS"), free cash flow per share ("FCF") and Direct to Home ("DTH") subscriber growth.

As detailed in last year's Annual Report, in 2005 the Company implemented an alignment programme to convert outstanding historical share awards to the new set of measures being used going forward. All of the Company's long-term incentives are now aligned in three important ways: time horizon; denomination; and performance measurement. All LTIP programmes are now measured over three years, they are all based on performance shares, and use the performance measures described above for the LTIP.

The Committee also recognises that the interactions between different areas of the business in creating long-term shareholder value are complex. Therefore, rather than Senior Executives being incentivised primarily through measures relevant to their own business area, the remuneration of Senior Executives now emphasises a smaller number of Group-wide goals, in order to maximise the benefits of teamwork and collaboration across the Group.

The Executive Directors of the Company are employed on twelve-month rolling contracts.

3. Elements of Executive Director remuneration

3.1 Remuneration Mix

The Executive Directors' and Senior Executives' total direct compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Committee to ensure that it continues to support the Group's objectives.

Overview of current remuneration elements for executives, including Executive Directors

Element	Objective	Performance Period	Performance Conditions
Base salary	Reflects the market value of the position, as well as the skills and experience of the incumbent	Not applicable	Reviewed annually on the basis of external market benchmarking and/or reference to internal positioning
Annual bonus	Rewards achievement of short-term objectives set during the year	One year	Cash award is subject to achievement of team and individual objectives. For Executive Directors, award is wholly dependent on Group-level objectives (earnings, cash and subscriber growth)
LTIP	Rewards the achievements of long-term objectives set during the year of award	Three years	30% of the award is subject to achievement of relative TSR performance vs. the FTSE 100 over three years. 70% of the award is subject to achievement of operating targets for EPS, FCF and DTH subscriber growth

In the year ended 30 June 2006, approximately three quarters of Executive Directors' remuneration was performance-related, as shown by the chart below:

On-target values of remuneration


Salary
Annual bonus
LTIP

Notes to chart:

- Annual bonus valuation assumes on-target performance
- LTIP valuation assumes annualised expected value, where expected value is face value at the time of grant, discounted to reflect expected vesting for target performance.

3.2 Basic salary

The basic salary for each Executive Director and Senior Executive is determined by the Committee taking account the recommendations of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates. Salaries for the CEO and CFO are periodically benchmarked against a subset of the FTSE 100 companies.

3.3 Annual bonus

Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. For the Executive Directors the level of bonus paid depends purely on Group-wide operational performance measures, specifically, operating profit, FCF and DTH subscriber growth. For Senior Executives these operational performance measures contribute 75% of their bonus with the additional 25% attributable to the performance of that individual's performance area. For the CEO, the maximum bonus that may be awarded is 200% of salary, and for on-target performance, he would receive 130% of salary, while for the CFO, these percentages are 160% and 110% respectively.

3.4 LTIP

The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Director of the Group at the discretion of the Committee. Awards under the scheme are made as a nil priced option. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee. LTIP awards are satisfied using shares purchased in the market.

Design of LTIP plan

The LTIP has a structure tailored to the needs of the Company in which grants are made every year, but vesting occurs biennially, which is designed to reduce Executives' reliance on annual vesting of LTIP awards. In the first year, an Executive is granted an award of shares that vests at the end of the three year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to 100% of the year one award can be made. This award vests at the same time as the first award. While second year grants are linked to the previous year and therefore capped, the size of first year grants is determined by the Committee on the basis of a range of factors including internal, and external market benchmarks. A number of shares are awarded and therefore values in relation to salary may vary with share price movements.

Performance Conditions for LTIP plan

The awards vest, in full or in part, dependent on the satisfaction of specified performance targets. Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award. As explained in section 2 (Remuneration Policy), vesting is based partly on relative TSR and partly on operational measures.

TSR Performance

30% of the award vests dependent on TSR performance over the three year performance period, relative to the constituents of the FTSE 100 at the time of grant. If the Company's TSR performance is below median, the award lapses with no vesting. For median performance, one third of the TSR element of the award vests. For performance in the upper quartile, the whole award vests. For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:

TSR Vesting Schedule



35
30
25
20
15
10
5
0
Percentage of award vesting
25%
50%
75%
100%
TSR Performance - Percentile rank vs. FTSE 100

TSR calculations are conducted independently by New Bridge Street Consultants LLP, employing a methodology which averages share prices over three months prior to grants and the three months prior to the end of the three year performance period.

Operational Performance

70% of the award is based on operational measures:

- EPS
- FCF
- Growth in DTH subscribers.

4. Other Share Plans

4.1 Management Long Term Incentive Plan ("Management LTIP")

The Company now operates a Management LTIP, which has replaced options granted under the Executive Share Option Schemes (see below). It is intended that selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. In the past this plan was open to only a small number of managers within the Group but there will be more participants going forward. Awards under this plan are made at the discretion of the CEO. The Management LTIP mirrors the LTIP for Senior Executives and Executive Directors, with the same performance conditions. Awards that are exercised under the Management LTIP can only be satisfied by the delivery of shares purchased in the market.

4.2 Executive Share Option Schemes ("Executive Schemes")

The Company operates Approved and Unapproved Executive Share Option Schemes under Her Majesty's Revenue & Customs ("HMRC") guidelines.

Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. It is the Committee's intention that no further options will be granted to any employee of the Group during the year.

4.3 Sharesave Scheme

The Sharesave Scheme is open to all UK/Irish employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year end results.

5. Pensions

The Group provides pensions to eligible employees through the BSkyB Pension Plan ("Pension Plan"), which is a defined contribution plan. Employees contribute a minimum of 4% of pensionable salary into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.

Until 5 April 2006 for those Executives whose pensionable salary was restricted by the cap on pensionable earnings introduced in 1989, employee and employer pension contributions may have been restricted. In such cases, a cash supplement was paid to the Executive equal to the shortfall in the 8% employer contribution rate.

The Company has reviewed its policy following changes to the tax regime for pensions. Since 6 April 2006, contributions on full salary are being paid into the Pension Plan by the Company and by Executives. This replaces the use of cash supplements, allows for a consistent approach between Executives and provides a cost saving to the Company since it involves a reduction in National Insurance contributions.

Where an Executive's pension benefits might exceed his or her Lifetime Allowance, the Company will, however, offer an alternative to continued membership of the Pension Plan of a cash allowance equal to the employer pension contribution.

6. Other benefits

Executive Directors are entitled to a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan, and private medical insurance.

7. Service agreements

Policy

The Committee introduced a policy that Executive Directors' service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case by case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director's total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

8. Non-Executive Directors

The basic fees payable to the Non-Executive Directors and the Chairman, set by the Board of Directors, were £42,600 each for the financial year. It is intended that in future these will be increased on an annual basis by 5% or RPI, whichever is the greater, unless the Board determines otherwise. The basic fees payable to the Non-Executive Directors for the year ending 30 June 2007 will increase to £44,700. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Corporate Governance & Nominations Committee. The Chairmen of the Board, the Audit Committee, the Remuneration Committee, and the Corporate Governance & Nominations Committee and the Senior Independent Non-Executive Director each receive an additional £10,000 per annum. Each Non-Executive Director is engaged by the Company for an initial term of three years. Re-appointment for a further term is not automatic, but may be mutually agreed. Non-Executive Directors' service agreements do not contain a notice period.

9. Performance graph

The following graph shows the Company's performance measured by TSR to 30 June 2006. This graph shows the growth in the value of a hypothetical £100 holding in the Company's ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market indices for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company's long-term incentive plans.

Breakdown of shareholder return from 1 July 2001 to 30 June 2006



140
120
100
£ 80
60
40
20
0
June 01
June 02
June 03
June 04
June 05
June 06
BSkyB
FTSE 350 Media
FTSE 100
NYSE TMT

Source: Thomson Financial

10. Share interests

The interests of the Directors in the ordinary share capital of the Company during the year were:

Name of Director	At 27 July 2006	At 30 June 2006	At 30 June 2005
David Evans	16,000*	16,000*	16,000*
Nicholas Ferguson	10,000	10,000	10,000
Andrew Higginson	2,000	2,000	2,000
Lord Rothschild	100,000	100,000	100,000
Lord St John of Fawsley	2,000	2,000	2,000
Lord Wilson of Dinton	486	486	486

* *Held in the form of 4,000 ADSs ("American Depository Share"), one ADS is equivalent to fou ordinary shares.*

Lord Rothschild is also deemed to be interested in 2 million ordinary shares registered in the name of Bank of New York Nominees, as a result of being a director of RIT Capital Partners plc; and in 15,250 ordinary shares as a result of being a trustee of a Charitable Foundation where Lord Rothschild is not a beneficiary and in 3,500 ordinary shares of another Charitable Trust where again Lord Rothschild is not a beneficiary but is a Trustee.

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2006 and 27 July 2006. At 30 June 2006, the ESOP was interested in 4,448,876 ordinary shares in which the Directors who are employees are deemed to be interested by virtue of Section 324 of the Companies Act 1985. At 27 July 2006, the ESOP was interested in 4,381,463 ordinary shares.

At 27 July 2006, 38.36% of the Company's shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to News Corporation's Quarterly Report on Form 10-Q for the period ended 31 March 2006 filed with the SEC on 11 May 2006, as a result of Rupert Murdoch's ability to appoint certain members of the Board of Directors of the corporate trustee of the A.E. Harris Trust, which beneficially owns 2.8% of News Corporation's Class A Common Stock and 30.0% of its Class B Common Stock, Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the A.E. Harris Trust. Rupert Murdoch, however, disclaims any beneficial ownership of those shares. Also, Rupert Murdoch beneficially owns an additional 0.8% of News Corporation's Class A Common Stock and 1.1% of its Class B Common Stock. Thus, Rupert Murdoch may be deemed to beneficially own in the aggregate 3.5% of News Corporation's Class A Common Stock and 31.1% of its Class B Common Stock.

During the year ended 30 June 2006, the share price traded within the range of £4.785 to £5.79 per share. The middle-market closing price on the last working day of the financial year was £5.735.

11. Directors' remuneration

The emoluments of the Directors for the year are shown below:

	Salary and fees £	Bonus scheme (ii) £	Benefits £	Total emoluments before pension 2006 £	Pensions (iii) £	Total emoluments including pension 2006 £	Total emoluments including pension 2005 £
Executive							
James Murdoch	**825,000**	**1,650,000**	**208,606**	**2,683,606**	**65,679**	**2,749,285**	2,226,377
Jeremy Darroch	**500,000**	**760,000**	**25,043**	**1,285,043**	**39,915**	**1,324,958**	1,127,217
Non-Executive							
Rupert Murdoch	**52,600**	**-**	**-**	**52,600**	**-**	**52,600**	45,400
Chase Carey	**42,600**	**-**	**-**	**42,600**	**-**	**42,600**	40,600
David Devoe	**42,600**	**-**	**-**	**42,600**	**-**	**42,600**	40,150
David Evans	**47,600**	**-**	**-**	**47,600**	**-**	**47,600**	45,600
Nicholas Ferguson	**51,805**	**-**	**-**	**51,805**	**-**	**51,805**	45,600
Andrew Higginson	**47,600**	**-**	**-**	**47,600**	**-**	**47,600**	38,000
Allan Leighton	**57,600**	**-**	**-**	**57,600**	**-**	**57,600**	50,600
Jacques Nasser	**53,395**	**-**	**-**	**53,395**	**-**	**53,395**	50,700
Gail Rebuck	**47,600**	**-**	**-**	**47,600**	**-**	**47,600**	45,600
Lord Rothschild	**57,600**	**-**	**-**	**57,600**	**-**	**57,600**	50,600
Arthur Siskind	**47,600**	**-**	**-**	**47,600**	**-**	**47,600**	45,400
Lord St John of Fawsley	**42,600**	**-**	**-**	**42,600**	**-**	**42,600**	50,400
Lord Wilson of Dinton	**57,600**	**-**	**-**	**57,600**	**-**	**57,600**	50,600
Former Directors							
Martin Stewart (i)	**-**	**-**	**-**	**-**	**-**	**-**	2,317,127
Total emoluments	**1,973,800**	**2,410,000**	**233,649**	**4,617,449**	**105,594**	**4,723,043**	**6,269,971**

Notes:

(i) Martin Stewart resigned as a Director of the Company on 4 August 2004.

(ii) The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2006.

(iii) *James Murdoch received a payment of £21,844 (2005: £23,125) in relation to the shortfall in his pension arrangements. Employer contributions of £43,835 (2005: £36,555) were* paid into the BSkyB Pension Plan.

Jeremy Darroch received a payment of £5,625 (2005: £6,219) in relation to the shortfall in his pension arrangements. Employer contributions of £34,290 (2005: £26,949) were paid into the BSkyB Pension Plan.

12. LTIP

Details of outstanding awards to Executive Directors under the LTIP are shown below:

Name of Director	*Number of shares under award* At 30 June 2005	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2006	Exercise price	Date of award	Date from which exercisable	Expiry date
James	450,000	-	-	-	450,000	n/a	11.08.04	11.08.07	11.08.08
Murdoch	-	382,500	-	-	382,500	n/a	08.11.05	11.08.07	11.08.08
Jeremy	250,000	-	-	-	250,000	n/a	16.08.04	16.08.07	16.08.08
Darroch	-	212,500	-	-	212,500	n/a	08.11.05	16.08.07	16.08.08

The awards took the form of nil-priced options and were not enhanced to meet the employer's National Insurance obligations.

Notes: The performance conditions attaching to these awards are set out in section 3.4 (LTIP).

13. Sharesave Scheme options

Details of all outstanding options held under the Sharesave Scheme are shown below:

	Number of shares under options						
Name of Director	At 30 June 2005	Granted during the year	Exercised during the year	At 30 June 2006	Exercise price	Date from which exercisable	Expiry date
Jeremy Darroch	4,281	-	-	4,281	£3.86	01.02.10	01.08.10

Options under the Company's Sharesave Scheme are not subject to performance conditions.

Signed on behalf of the Board
Nicholas Ferguson
Remuneration Committee Chairman
27 July 2006

Summary Financial Statements

Summary Consolidated Income Statement

for the year ended 30 June 2006

	Notes	2006 £m	200 £n
Revenue	1	4,148	3,84
Operating expense	2	(3,271)	(3,02
Operating profit		877	82
Share of results of joint ventures and associates		12	1
Investment income		52	2
Finance costs		(143)	(8
Profit on disposal of joint venture		-	
Profit before tax		798	78
Taxation		(247)	(20
Profit for the year		551	57
Earnings per share (in pence) from profit for the year			
Basic	3	30.2p	30.2
Diluted	3	30.1p	30.2
Adjusted earnings per share (in pence) from profit for the year			
Basic	3	30.7p	28.2
Diluted	3	30.6p	28.2
Dividends per share (in pence)			
Final – paid in respect of prior year	4	5.00p	3.25
Interim paid	4	5.50p	4.00
Final – proposed for approval at the AGM	4	6.70p	5.00

Summary Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2006

	2006 £m	200 £r
Profit for the year	551	57
Net gains (losses) recognised directly in equity		
Cash flow hedges	(160)	(2
Tax on cash flow hedges	48	
	(112)	(1
Amounts reclassified and reported in the Income Statement		
Cash flow hedges	106	
Tax on cash flow hedges	(32)	(
	74	
Net losses not recognised in profit for the year	(38)	(1
Total recognised income and expense for the year	513	56

Summary Consolidated Balance Sheet
as at 30 June 2006

	2006 £m	2005 £m
Non-current assets		
Goodwill	**623**	417
Intangible assets	**218**	202
Property, plant and equipment	**519**	335
Investments in joint ventures and associates	**28**	23
Available for sale investments	**2**	2
Deferred tax assets	**100**	105
Derivative financial assets	**-**	9
	1,490	1,093
Current assets		
Inventories	**324**	321
Trade and other receivables	**489**	331
Short-term deposits	**647**	194
Cash and cash equivalents	**816**	503
Derivative financial assets	**7**	14
	2,283	1,363
Total assets	**3,773**	2,456
Current liabilities		
Borrowings	**163**	-
Trade and other payables	**1,247**	1,031
Current tax liabilities	**68**	100
Provisions	**6**	13
Derivative financial liabilities	**49**	6
	1,533	1,150
Non-current liabilities		
Borrowings	**1,825**	982
Other payables	**66**	25
Provisions	**19**	-
Derivative financial liabilities	**209**	112
	2,119	1,119
Total liabilities	**3,652**	2,269
Shareholders' equity	**121**	187
Total liabilities and shareholders' equity	**3,773**	2,456

These summary financial statements have been approved by the Board of Directors on 27 July 2006 and were signed on its behalf by:

James Murdoch
Chief Executive Officer

Jeremy Darroch
Chief Financial Officer

Summary Consolidated Cash Flow Statement
for the year ended 30 June 2006

	2006 £m	2005 £m
Cash flows from operating activities		
Cash generated from operations	1,004	989
Interest received	43	28
Taxation paid	(172)	(103
Net cash from operating activities	875	914
Cash flows from investing activities		
Dividends received from joint ventures and associates	7	12
Funding to joint ventures and associates	(3)	(4
Repayments of funding from joint ventures and associates	1	8
Proceeds from the sale of a joint venture	-	14
Purchase of property, plant and equipment	(169)	(149
Purchase of intangible assets	(43)	(92
Proceeds from the sale of equity investments	-	1
Increase in short-term deposits	(453)	(60
Purchase of subsidiaries (net of cash and cash equivalents purchased)	(209)	-
Net cash used in investing activities	(869)	(270
Cash flows from financing activities		
Proceeds from issue of Guaranteed Notes	1,014	-
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")	13	4
Purchase of own shares for ESOP	(17)	(14
Purchase of own shares for cancellation	(408)	(416
Interest paid	(105)	(91
Dividends paid to shareholders	(191)	(138
Net cash from (used in) financing activities	306	(655
Effect of foreign exchange rate movements	1	1
Net increase (decrease) in cash and cash equivalents	313	(10
Cash and cash equivalents at the beginning of the year	503	513
Cash and cash equivalents at the end of the year	816	503

1. Revenue

	2006 £m	2005 £m
Direct-to-home subscribers	**3,154**	2,968
Cable subscribers	**224**	219
Advertising	**342**	329
Sky Bet	**37**	32
Sky Active	**91**	92
Other	**300**	202
	4,148	3,842

2. Operating expense

	2006 £m	2005 £m
Programming	**1,599**	1,635
Transmission and related functions	**234**	171
Marketing	**622**	527
Subscriber management	**468**	392
Administration	**348**	295
	3,271	3,020

3. Earnings per share

The weighted average number of shares for the year was:

	2006 Millions of shares	20 Millions of shar
Ordinary shares	1,830	1,9
ESOP trust ordinary shares	(3)	
Basic shares	1,827	1,9
Dilutive ordinary shares from share options	5	
Diluted shares	1,832	1,9

Basic and diluted earnings per share is calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlyi performance, management has chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2006 £m	20 £
Reconciliation from profit for the year to adjusted profit for the year		
Profit for the year	551	57
Payment from ITV Digital liquidators	–	(1
Profit on disposal of joint venture	–	
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	14	
Tax effect of above items	(4)	
Increase in estimate of recoverable tax assets in respect of prior years	–	(
Adjusted profit for the year	561	54

	2006 pence	20 pen
Earnings per share from profit for the year		
Basic	30.2p	30.2
Diluted	30.1p	30.2
Adjusted earnings per share from profit for the year		
Basic	30.7p	28.2
Diluted	30.6p	28.2

4. Dividends

	2006 £m	20 £
Dividends declared and paid during the year		
2004 Final dividend paid: 3.25p per ordinary share	–	6
2005 Interim dividend paid: 4.00p per ordinary share	–	7
2005 Final dividend paid: 5.00p per ordinary share	92	
2006 Interim dividend paid: 5.50p per ordinary share	99	
	191	14
Dividends proposed after the balance sheet date and not recognised as a liability		
2006 Final dividend proposed: 6.70p per ordinary share	120	

Summary Financial Statements

The summary financial statements, summary Directors' report and summary remuneration report contained within this document are only a summary of the information provided in the consolidated financial statements, Directors' report and report on Directors' remuneration contained within the Annual Report. The information has been prepared in accordance with the accounting policies as set out in the Annual Report. These summary reports do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the Annual Report, which contains more detail. A copy of the Annual Report can be obtained, free of charge, by writing to the Company Secretary at Grant Way, Isleworth, Middlesex, TW7 5QD or it can be downloaded from the Company's website at www.sky.com/corporate. To elect to receive the Annual Report for future years, write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

The summary financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") (including International Accounting Standards and interpretations issued by the International Accounting Standards Board and its committees) as adopted for use in the European Union, the Companies Act 1985 and Article 4 of the IAS Regulations. These are the Group's first summary financial statements since adopting IFRS, and the Group has elected 1 July 2004 as the date of transition to IFRS.

Forward-looking Statements

This Annual Review contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenues, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this Annual Review) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom ("UK") and Republic of Ireland ("Ireland").

Information on some of the risks and uncertainties associated with our business are described in the "Risk Factors" section of our Annual Report for the year ended 30 June 2006. Copies of the Annual Report are available from British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex, TW7 5QD or from our web site at www.sky.com/corporate. All forward-looking statements in this Annual Review are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of measures not defined under IFRS

This Annual Review contains certain information on the Group's financial position, operating results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

A summary of certain non-GAAP measures included in this Annual Review is shown below:

Non-GAAP measure	Description
Adjusted earnings per share	Adjusted profit divided by the weighted average number of ordinary shares in issue during the year
Adjusted profit for the year	Profit for the year adjusted to remove mark-to-market movements in derivative financial instruments that do not qualify for hedge accounting, exceptional items and any changes in the estimate of recoverable tax assets in respect of prior years
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised
EBITDA	Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impariment of goodwill and intangible assets
Free cash flow	Cash generated from operations less net interest paid, taxation paid, purchase of property, plant and equipment and intangible assets plus net proceeds from joint ventures and associates
Gross margin	Revenue less programming expenses as a proportion of revenue
Gross Sky Bet revenue	Gross stakes placed by customers on events taking place in the period and net customer losses in respect of casino, online roulette and similar interactive casino style games
Net debt	Cash, cash equivalents, short-term deposits, borrowings and borrowings-related derivative financial instruments

Independent Auditors' Statement to the members of British Sky Broadcasting Group plc

We have examined the summary financial statements which comprise the summary consolidated income statement, summary consolidated statement of recognised income and expense, summary consolidated balance sheet, summary consolidated cash flow statement and the related notes 1 to 4 together with the summary Directors' report and summary Directors' remuneration report.

This report is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements with the full annual accounts, the Directors' report and the Directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditor's opinion on the full annual accounts was unqualified or qualified. We also read the other information contained in the Annual Review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 The Auditors' Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the summary financial statements are consistent with the full annual accounts, the Directors' report and the Directors' remuneration report of British Sky Broadcasting Group plc for the year ended 30 June 2006 and complies with the applicat requirements of section 251 of the Companies Act 1985, and the regulations made thereunder. The auditors' report on the company's annual accounts was unqualified.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London
27 July 2006

Share price information
The Company's share price can be found on the Company's corporate website at www.sky.com/corporate and is broadcast on SkyText on the Sky News channel on page 145, BBC Ceefax page 221 and on Channel 4 Teletext page 520, all under the prefix BSkyB. It also appears in the financial columns of the national press.

Shares on-line
Lloyds TSB Registrars provide a range of shareholder information on-line. Shareholders can access their shareholdings and find advice on transferring shares and updating their details at www.shareview.co.uk.

ShareGift
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Lloyds TSB Registrars or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder enquiries
All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made to the Company's registrars, Lloyds TSB Registrars, whose address is given below.

Dividends
Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Lloyds TSB Registrars for a dividend mandate form.

Dividend Reinvestment Plan
The Company operates a Dividend Reinvestment Plan ("DRIP") which enables shareholders to buy the Company's shares on the London stock market with their cash dividend. Further information about the DRIP is available from Lloyds TSB Registrars. The helpline number is 0870 241 3018 from inside the UK and +44 121 415 7173 from overseas.

Board of Directors
Rupert Murdoch (Chairman)
Lord Rothschild (Senior Independent Non-Executive Director and Deputy Chairman)
James Murdoch (Chief Executive Officer)
Jeremy Darroch (Chief Financial Officer)
Chase Carey
David DeVoe
David Evans
Nicholas Ferguson (Remuneration Committee Chairman)
Andrew Higginson
Allan Leighton (Audit Committee Chairman)
Jacques Nasser
Gail Rebuck
Arthur Siskind
Lord St John of Fawsley
Lord Wilson of Dinton (Corporate Governance & Nominations Committee Chairman)

Company Secretary
Dave Gormley

Financial calendar
Results for the financial year ending 30 June 2007 will be published:
Q1 November 2006
Q2 February 2007
Q3 May 2007
Q4 August 2007

Company's registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000

The Sky website
The Sky website at www.sky.com details the Company's product offering and provides a link to BSkyB's Corporate website where investor and media information can be accessed.

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 195 6600
Overseas +44 121 415 7567

American Depositary Receipts
The Company has an American Depositary Receipt ("ADR") programme. The ADRs trade under the symbol BSY and each one is equivalent to four ordinary BSkyB shares. The ADRs trade on the New York Stock Exchange.

For enquiries, please contact:

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (212) 815-3700
www.adrbny.com

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal Bankers
Royal Bank of Scotland
St. Andrew's Square
Edinburgh EH2 2YB

Solicitors
Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Company registration number
2247735

A large print or spoken version of this Annual Review is available.
If you would like to request a copy, please contact 0870 566 3333 (textphone 0870 240 1910).

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. TT-COC-2142
© 1996 Forest Stewardship Council

This report is produced on material which contains 50% recycled and de-inked pulp from post-consumer waste. The remaining 50% is made up of Forest Stewardship Council (FSC) virgin fibre and pulp.

GRANT WAY, ISLEWORTH,
MIDDLESEX TW7 5QD, ENGLAND
TELEPHONE 0870 240 3000
FACSIMILE 0870 240 3060
WWW.SKY.COM
REGISTERED IN ENGLAND NO. 2247735


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